Exhibit 99.1

ÆTERNA ZENTARIS

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 12, 2024

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

and

MANAGEMENT PROXY CIRCULAR

This Notice and Management Proxy Circular, along with accompanying materials, require your immediate attention.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOUR OF ALL PROPOSED RESOLUTIONS.

YOUR VOTE IS IMPORTANT. PLEASE VOTE FOR THE TRANSACTION BY 11:00 A.M. (EASTERN TIME) ON MARCH 8, 2024

SCAN ME

Questions? Need Help Voting?
Contact Kingsdale Advisors by telephone at
1-866-581-1513 (North American Toll Free) or
416-623-2513 (Outside North America – text and call enabled) or by email
at contactus@kingsdaleadvisors.com

To obtain current information about voting your Aeterna Zentaris Common Shares and the merger of equals transaction, please visit www.AEZSmerger.com.

February 9, 2024

LETTER TO SHAREHOLDERS

Dear fellow shareholders of Aeterna Zentaris,

The Strategic Committee (the "**Strategic Committee**") of the Board of Directors (the "**Aeterna Zentaris Board**") of Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) ("**Aeterna Zentaris**") has been actively working for over two years now to find a transformational opportunity for Aeterna Zentaris. We strongly believe that the proposed business combination (the "**Transaction**") with Ceapro Inc. (TSXV: CZO) ("**Ceapro**") meets our criteria and is an attractive opportunity for both Aeterna Zentaris and Ceapro and our respective shareholders. Our goal is to build a company that is greater than the sum of its parts, which provides a platform with a compelling vision and an opportunity to create value in the near and longer-term.

We have experienced challenging times in the biotechnology sector. We know that the trough and uncertainty in the capital markets has been difficult for all investors, including ours. We thank you for your patience and your belief in the sector.

We recognize that our shareholders have questions, and we will do our best to answer those questions below and in the accompanying notice of special meeting (the "**Notice of Meeting**") and Circular dated February 9, 2024 ("**Circular**"). To be clear, the Transaction is just the first big step that we believe will then allow the combined company to take the further steps needed to succeed. Aeterna Zentaris believes that the Transaction is the starting point for change, including to:

- broaden the revenue base, product offering and pipeline supporting opportunities for a more consistent amount of news flow than either organization has had to date;

- create a mix of near-term revenue generating products with longer term potentially higher reward products, while also diversifying our respective risks;

- right-size the administrative costs so that we can better prioritize funds on products and programs that we believe have the best chance to succeed and create value inflection points; and

- following a successful integration process, provide a North American base to improve our ability to recruit future leadership talent and expertise to execute on our strategy and take the combined company to the next level.

In short, we believe this business combination will provide both companies with the tools needed to begin to effect real change and to provide real growth for our respective shareholders.

Further information on each of Aeterna Zentaris, Ceapro and the Transaction is set out below and in the Circular, as is information on the shareholder meeting of Aeterna Zentaris. At the shareholder meeting we will ask our shareholders to vote **FOR**, among other things, this Transaction and for the opportunity to allow Aeterna Zentaris to take the necessary steps towards real change. We believe that the Transaction provides an opportunity for the combined company to provide a positive impact on the lives of the people that benefit from our products while also providing shareholders with a compelling investment opportunity.

Why is a combination with Ceapro attractive for Aeterna Zentaris shareholders?

The combination of these companies provides an opportunity to build on each company's respective strengths. Ceapro is a growth-stage biotechnology company focused on the development and commercialization of active ingredients

for healthcare and cosmetic industries. Ceapro's innovative proprietary extraction technology has the potential to transform drug and bioactive delivery and, ultimately, enable the creation of first-in-class nutraceutical and pharmaceutical products.

Currently, Ceapro's revenue-generating cosmeceutical base business includes "active ingredients" from renewable plant resources products that are found in leading skincare products, including brands such as Aveeno, Jergens, Neutrogena, Lubriderm, and other leading brand names. With Aeterna Zentaris' pipeline and development expertise in higher margin pharmaceutical products, we believe the combined company has the potential to generate significant value in the near and long-term as a result of, but not limited to, the following:

- ***Greater potential for stable cashflow to support R&D of potentially higher return pharmaceutical products.*** As mentioned, Ceapro currently generates revenues from two main active ingredients, oat beta glucan and avenanthramides, extracted and purified using its proprietary technology. Cash from these products is planned to be used along with Aeterna Zentaris' revenue from the commercialization or licensing of our macimorelin product to support the development of the combined company's roster of exciting high potential-return products, ideally creating growing and sustainable revenue for the combined company and investors.

- ***Greater diversification of commercial and development product pipeline lowers risk.*** The combined company is expected to benefit from an extensive and diversified pipeline of innovative products in development, including Ceapro's quicker to market biotechnology products and Aeterna Zentaris' exciting potentially higher return, but longer-horizon, products. With this pipeline rejuvenation, the combined company is anticipated to boast:

    - more products in the pipeline that are closer to potential commercialization;

    - an enhanced ability to strategically focus financial and company resources in a manner that provides the most value to the combined company and shareholders; and

    - a more compelling value proposition and lower risk profile.

- ***Expanded pharmaceutical research and development capabilities.*** Both Aeterna Zentaris and Ceapro bring deep expertise and knowledge that are expected to play a key role in advancing the combined company and development pipeline. The combined company will have the infrastructure to support development activities and potentially offer improved efficiencies, in addition to cost savings. The combined company will also have an expanded development pipeline of products which we are committed to prioritizing as we evaluate what will provide the best overall potential for the combined company, shareholders and consumers.

- ***Compelling North American + European combination.*** Ceapro has an operational presence in North America, which addresses another strategic consideration for Aeterna Zentaris, a Canadian company on North American markets but whose current operational footprint is largely European. While we expect to continue to maintain some presence in Europe, we believe Aeterna Zentaris needs to re-focus operations within the North American biotechnology market. We believe that combining with Ceapro, a company with an established presence in North America, provides better exposure to potential new investors, business development opportunities and talent.

- ***Expertise and efficiencies.*** Both companies have expertise that can build upon each other, which is expected to result in a stronger combined company. For example, Aeterna Zentaris is adept at navigating the conduct of human clinical trials and the crucial regulatory approval process required to bring pharmaceutical products to market. The combined company plans to leverage this expertise with the higher value pharmaceutical opportunities being advanced by Ceapro for its active ingredients and technologies.

Why combine with Ceapro now?

Against the backdrop of a challenging market, we share the frustration of our shareholders that the *street* is not rewarding Aeterna Zentaris for what we believe is the prospect for greater value creation. For these reasons, Aeterna

Zentaris established the Strategic Committee over two years ago, on December 1, 2021 to evaluate and consider strategic opportunities. It takes significant cash and know-how to develop therapeutic products. Aeterna Zentaris has cash today, no debt and minimal leverage – which is great – but we also face challenges, including a lack of products in the market, a limited footprint in North America and long-term pension liabilities. It's okay to consume cash to pursue the development of 'home run' products, but that strategy is not without its risks. In addition, investors willing to provide capital to companies with products at a similar stage of development to ours typically seek to be compensated for taking the risk in the form of steeper discounts that result in increased dilution.

It is reasonable for shareholders to ask *'why not simply pay out the cash?'* In order to ensure we turned over all the stones as we considered the strategic options for Aeterna Zentaris, the Strategic Committee, with input from its external advisors, did consider this alternative but there are ongoing license and manufacturing supply obligations that Aeterna Zentaris' German subsidiary has to its partners related to Macimorelin®, as well as long-term pension liabilities that, combined with the loss of the future potential in our products, makes that option unappealing. Following a fulsome review of the various alternatives and potential partners and for the compelling reasons listed above, the Aeterna Zentaris board of directors concluded that a business combination with Ceapro was the most attractive path forward.

Why will the Transaction result in equal ownership of the combined company by the two shareholder groups?

The equal ownership of the combined company primarily reflects each company's beliefs about the relative risk of the two parties, their current cash positions, revenues, liabilities and their respective clinical programs and products.

Following protracted negotiations between the Strategic Committee of Aeterna Zentaris and the Special Committee of Ceapro, we reached an agreement that we believe provides fair value to both groups of shareholders. Such negotiations and that conclusion were supported by the strategic advice and fairness opinions provided by Raymond James, acting as advisors to the Aeterna Zentaris Strategic Committee, and Bloom Burton Securities Inc., acting as financial advisors to the Ceapro Special Committee.

Why is Gilles Gagnon proposed as the President and CEO of the combined company?

Gilles Gagnon has decades of experience in both Big Pharma and early-stage companies. Mr. Gagnon is uniquely positioned to lead a successful integration upon the completion of the Transaction given his current position as the President and Chief Executive Officer of Ceapro and a member of the board of Aeterna Zentaris, and his familiarity with both markets in which the companies operate. In any business combination, the first step to success and growth is ensuring a smooth integration. Given his background and knowledge of both companies, we believe that Mr. Gagnon is well positioned to lead the integration of the two companies.

Is Gilles Gagnon conflicted given his involvement with Aeterna Zentaris and Ceapro?

The Aeterna Zentaris' Board appointed the Strategic Committee composed of independent directors to, among other matters, consider strategic alternatives for Aeterna Zentaris and to provide the Aeterna Zentaris Board with advice and recommendations with respect to the Transaction. Mr. Gagnon has not been a member of the Aeterna Zentaris Strategic Committee since November 2022. Based on the unanimous recommendation of the Strategic Committee and after consultation with its outside financial and legal advisors, the Aeterna Zentaris Board, with Gilles Gagnon not participating in that meeting (having previously declared his conflict of interest), unanimously approved the Transaction.

Ceapro also established an independent special committee of directors of Ceapro, which did not include Gilles Gagnon, to consider and recommend on the Transaction. Based on the unanimous recommendation of the Ceapro special committee and after consultation with its outside financial and legal advisors, the board of directors of Ceapro, with Gilles Gagnon declaring his conflict of interest and abstaining from voting, also unanimously approved the Transaction.

Is succession planning being considered as part of the business combination?

Yes. As noted above, renewal at both the executive and board levels is both healthy and commonplace at leading publicly traded organizations. As integration efforts proceed and the combined company moves forward as one, the engaged board will consider what changes are desirable to match the needs of the new business.

In addition, following a successful integration, the board will also consider the leadership team mix. As noted above, Aeterna Zentaris expects that the combined company's stronghold in North America and combination of assets will further efforts to attract top tier talent.

Ensuring succession plans are in place is an integral job of a board and shareholders should expect that their directors will work diligently to protect and further the interests of the combined company and its shareholders.

Why is the ownership of the combined company not adjusted prior to closing?

The Transaction was structured so that the relative valuations and related considerations were pegged on the announcement of the Transaction. Structuring a transaction in this manner is common for merger transactions undertaken by way of statutory plan of arrangement and is done to mitigate risk for both parties of the post-announcement share fluctuation that can occur on both sides.

What are Shareholders being asked to vote for at the Meeting?

You are being asked to vote **FOR** each of Aeterna Zentaris' shareholder resolutions (the "**Aeterna Zentaris Resolutions**"), which will approve:

- the issuance of Aeterna Zentaris securities under the Transaction pursuant to which Aeterna Zentaris will acquire all of the issued and outstanding common shares of Ceapro in a merger of equals (the "**Issuance Resolution**");

- the initial increase in the number of directors of Aeterna Zentaris from five (5) directors to eight (8) directors and the election of four (4) director nominees of Ceapro, which will be conditional upon the completion of the Transaction; and

- the potential consolidation (reverse stock split) of the common shares of Aeterna Zentaris (the "**Common Shares**") on the basis of a range of one (1) post-consolidation Common Share for each three (3) to four (4) pre-consolidation Common Shares to ensure that the combined company meets Nasdaq's minimum bid price requirements.

Is the combined company expected to change its name after the completion of the Arrangement?

Although the Arrangement Agreement originally contemplated that the name of Aeterna Zentaris be immediately changed upon the closing of the Arrangement and that approval of such name change be sought from the Shareholders at the Meeting, the Parties have since decided that it would be preferable that, as part of the integration efforts to be undertaken following closing, the newly constituted board will finalize the selection of a new name for the combined company, which will be presented to the shareholders at the next annual general meeting, which is expected to be held in the months following the closing.

How did the Strategic Committee and the Aeterna Zentaris Board determine to recommend that shareholders vote FOR the Issuance Resolution?

Among other things, and after a fulsome strategic review process that considered all reasonable alternatives, the Strategic Committee and Aeterna Zentaris Board relied upon an opinion provided to it by Raymond James, to the effect that, as of December 14, 2023, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the exchange ratio under the Transaction is fair, from a financial point of view, to the Aeterna Zentaris' shareholders.

What is required for the Transaction to close?

In order to become effective, the Transaction requires, among other things, shareholder approval of the Aeterna Zentaris Resolutions, the approval of the shareholders of Ceapro, regulatory approvals, including approval of the Transaction by the Court of Kings Bench of Alberta, receipt of various stock exchange approvals and the satisfaction of certain closing conditions customary to transactions of this nature. Assuming that all conditions to the Transaction are satisfied and approvals obtained, the Transaction is expected to close on or about April 1, 2024 or such other date that Ceapro and Aeterna Zentaris may agree, but not later than June 14, 2024.

Clearly, for the many reasons outlined above, we believe that the sum-of-the-parts of the two combined organizations is likely far greater than a review of the respective financials and development pipelines might suggest. We are excited about the Transaction and what it means for the future of Aeterna Zentaris. We believe that Ceapro is the right partner at the right time to enhance the prospects for both companies and shareholder bases.

Vote Today!

The accompanying Notice of Meeting and Circular contain a detailed description of the Transaction and set forth the actions to be taken by you at the Meeting. The Circular also contains a description of certain risk factors relating to the completion of the Transaction and the potential for the combination of Aeterna Zentaris and Ceapro. You should carefully consider all of the relevant information in the Notice of Meeting and Circular and consult with your financial, legal or other professional advisors if you require assistance.

We remind you that in order to be counted at the Meeting, your proxy must be received prior to the proxy voting deadline of **11:00 a.m. (Eastern time**) on March 8, 2024 or, if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time fixed for the adjourned or postponed Meeting.

If you have any questions or require assistance with voting your proxy, please contact Aeterna Zentaris' strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-866-581-1513 (North American Toll Free) or 416-623-2513 (Outside North America – text and call enabled), or by email at: contactus@kingsdaleadvisors.com.

For further information regarding the Transaction, please see the Management Information Circular of Aeterna Zentaris dated February 9, 2024, including the forward-looking statements and risk factors set forth therein.

To obtain current information about voting your Common Shares and the merger of equals transaction, please visit www.AEZSmerger.com.

Regards,

//signed//

Carolyn Egbert, Chair of Board of Directors

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the "**Meeting**") of shareholders of Aeterna Zentaris Inc. (the "**Corporation**" or "**Aeterna Zentaris**") will be held on March 12, 2024, at 11:00 a.m. (Eastern time). The Meeting will be a virtual meeting conducted via live audio webcast. Shareholders of the Corporation ("**Shareholders**") can access the Meeting by visiting www.virtualshareholdermeeting.com/AEZSSM2024.

Important details about the Meeting, as well as further information with respect to voting by proxy are set out in the accompanying Management Information Circular of the Corporation (the "**Circular**") and proxy materials.

The Meeting is being held for the following purposes:

1. to consider and, if deemed advisable, to adopt, with or without variation, an ordinary resolution (the full text of which is set forth in Schedule A to the Circular) authorizing the issuance by Aeterna Zentaris of up to 10,298,150 common shares in the capital of Aeterna Zentaris and up to 2,534,424 common share purchase warrants in connection with a plan of arrangement under Section 192 of the *Canada Business Corporations Act* involving Aeterna Zentaris and Ceapro Inc., as more particularly set forth in the Circular (the "**Arrangement**");

2. to consider and, if deemed advisable, approve an ordinary resolution, conditional upon the completion of the Arrangement, to set the number of directors of Aeterna Zentaris at eight (8) and elect four (4) additional directors of the Corporation (the full text of which is set forth in Schedule B to the Circular), as more particularly set forth in the Circular;

3. to consider, and if deemed advisable, to adopt, with or without variation, a special resolution (the full text of which is set forth in Schedule C to the Circular) authorizing and approving the amendment of the articles of amendment of the Corporation to consolidate the issued and outstanding common shares of the Corporation on the basis and terms as more particularly set forth in the Circular; and

4. to transact such other business as may properly come before the Meeting.

The record date for the determination of Shareholders of Aeterna Zentaris entitled to receive notice of and to vote at the Meeting is January 12, 2024.

The Meeting will be held virtually on the Internet. Shareholders will not be able to attend the Meeting in person. Shareholders (both registered and non-registered) who choose to attend the Meeting will do so by accessing a live audio webcast of the Meeting via the Internet. To attend the Meeting, Shareholders will need to visit www.virtualshareholdermeeting.com/AEZSSM2024 and check-in using the 16 digit control number included either on your proxy form or voting instruction form or the eight character Appointee Identification Number, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 11:00 a.m. (Eastern time) on March 12, 2024. Online check-in will begin 15 minutes prior, at 10:45 a.m. (Eastern time). You should allow ample time for online check-in procedures.

At www.virtualshareholdermeeting.com/AEZSSM2024, Shareholders will be able to listen to the Meeting live, submit questions and registered Shareholders and duly appointed proxyholders will be able to submit their vote while the

Meeting is being held. We believe that hosting the Meeting virtually will enable increased Shareholder attendance from locations around the world and encourage more active Shareholder engagement and participation at the Meeting.

If you are unable to attend the Meeting or if you wish to vote in advance of the Meeting, please carefully follow the instructions on the proxy or voting instruction form. Shareholders that hold their common shares with a bank, broker or financial intermediary and wish to vote at the Meeting must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the Chair of the Meeting no later than 11:00 a.m. (Eastern time) on March 8, 2024 or no later than 48 hours prior to any adjournment or postponement of the Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting without notice. If you are attending the Meeting, please log-on to the virtual meeting platform in advance to ensure that your vote will be counted.

As a Shareholder of Aeterna Zentaris, it is very important that you read the management proxy circular of the Corporation dated February 9, 2024 and other Meeting materials carefully. **Even if you intend to attend the Meeting, it is recommended that you vote in advance to ensure that your vote is received before the Meeting.** To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your common shares of the Corporation in the same manner as if you mark, sign and return your proxy card.

Shareholders of Aeterna Zentaris who have questions or require assistance with voting their shares may contact the Corporation's strategic shareholder advisor and proxy solicitation agent: Kingsdale Advisors, by telephone at 1-866-581-1513 (North American Toll Free) or 416-623-2513 (Outside North America – text and call enabled), or by email at: contactus@kingsdaleadvisors.com.

By order of the Board of Directors,

/s/ Carolyn S. Egbert

Chair of the Board

Toronto, Ontario

February 9, 2024

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS i
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS 1
FREQUENTLY ASKED QUESTIONS 6

SECTION 1. INTRODUCTION 20

1.1 Information Contained in this Circular 20
1.2 Information Concerning Ceapro 20
1.3 Financial Information 20
1.4 Currency 21
1.5 Forward-Looking Statements 21
1.6 Information for United States Securityholders 24
1.7 Non-IFRS Measures 25
1.8 Glossary of Defined Terms 25

SECTION 2. INFORMATION CONCERNING VOTING AT THE MEETING 26

2.1 Purpose of the Meeting 26
2.2 Solicitation of Proxies 26
2.3 Your Vote is Important 26
2.4 How to Vote 26
2.5 Vote in Advance of the Meeting – Voting by Proxy 27
2.6 Voting at the Meeting 27
2.7 How your Common Shares will be Voted 28
2.8 Revoking your Proxy 29
2.9 Intermediaries Fees 29

SECTION 3. VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS 29

3.1 Record Date 29
3.2 Voting Shares and Quorum 29
3.3 Principal Shareholders 29

SECTION 4. BUSINESS OF THE MEETING 29

4.1 Issuance Resolution 29
4.2 Conditional Nominee Resolution 31
4.3 Consolidation Resolution 36
4.4 Other Business 36

SECTION 5. INFORMATION CONCERNING THE MEETING 36

5.1 Details of the Arrangement 36

5.2 Background of the Arrangement....37
5.3 Recommendations of the Aeterna Zentaris Strategic Committee and Aeterna Zentaris Board....41
5.4 Reasons for the Recommendation....42
5.5 Raymond James Fairness Opinion....45
5.6 Principal Steps of the Arrangement....45
5.7 Aeterna Zentaris New Warrants and Aeterna Zentaris New Warrant Agreement....47
5.8 Procedure for the Arrangement to Become Effective....49
5.9 Ceapro Securityholder Approval of the Arrangement....49
5.10 Court Approval and Completion of the Arrangement....50
5.11 Treatment of Incentive Securities....50
5.12 The Consolidation....51
5.13 Certain Canadian Federal Income Tax Consequences....54
5.14 Certain Material U.S. Federal Income Tax Consequences....56
5.15 Interest of Directors and Executive Officers in the Arrangement....61

SECTION 6. THE ARRANGEMENT....63

6.1 Conditions Precedent....64
6.2 Representations and Warranties....66
6.3 Covenants....67
6.4 Additional Covenants....77
6.5 Termination of the Arrangement Agreement....81
6.6 General Provisions....86
6.7 Lock-Up Agreements....87

SECTION 7. REGULATORY MATTERS....88

7.1 Court Approval....88
7.2 Stock Exchange Listing Approval and Delisting Matters....89
7.3 Canadian Securities Law Matters....89
7.4 U.S. Securities Law Matters....89

SECTION 8. INFORMATION CONCERNING AETERNA ZENTARIS....91

SECTION 9. INFORMATION CONCERNING CEAPRO....91

SECTION 10. INFORMATION CONCERNING THE COMBINED COMPANY....91

SECTION 11. RISK FACTORS....92

11.1 Risk Factors Relating to the Arrangement....92
11.2 Risk Factors Relating to the Consolidation....96
11.3 Risk Factors Relating to the Combined Company....97
11.4 Risk Factors Relating to our Common Shares....104

SECTION 12. INDEBTEDNESS OF DIRECTORS AND OFFICERS 105

SECTION 13. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS ... 105

SECTION 14. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON.. 105

14.1 Ownership of Securities 106

SECTION 15. LEGAL MATTERS 106

SECTION 16. FINANCIAL ADVISOR; AUDITOR 106

16.1 Raymond James 106

16.2 Auditor 106

16.3 Interest of Experts 106

SECTION 17. ADDITIONAL INFORMATION 107

SECTION 18. DIRECTORS APPROVAL 107

SCHEDULES

Schedule A	Issuance Resolution	A-1
Schedule B	Conditional Nominee Resolution	B-1
Schedule C	Consolidation Resolution	C-1
Schedule D	Plan of Arrangement	D-1
Schedule E	Raymond James Fairness Opinion	E-1
Schedule F	Aeterna Zentaris New Warrant Agreement	F-1
Schedule G	Information Concerning Aeterna Zentaris	G-1
Schedule H	Information Concerning Ceapro	H-1
Schedule I	Information Concerning the Combined Company	I-1
Schedule J	Unaudited Pro Forma Combined Consolidated Financial Statements	J-1
Schedule K	Glossary of Defined Terms	K-1

FREQUENTLY ASKED QUESTIONS RELATING TO THE MEETING

The following is intended to answer certain key questions concerning the Meeting, the Arrangement, the appointment of the Conditional Nominees and the Consolidation and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Capitalized terms used in this frequently asked questions and elsewhere in this Circular and not otherwise defined have the meanings given to them under Schedule K – *Glossary of Defined Terms*.

Q&A Related to the Business of the Meeting

Q: What is the Meeting about?

A: As a Shareholder, you are being asked to consider and, if thought advisable, to vote **FOR** each of the Aeterna Zentaris Resolutions, which will approve:

(a) the issuance of the Consideration Shares and the Aeterna Zentaris New Warrants, in connection with the Plan of Arrangement under the CBCA, pursuant to which Aeterna Zentaris will acquire all of the issued and outstanding Ceapro Shares (*the Issuance Resolution*);

(b) the increase in the number of directors of Aeterna Zentaris from five (5) directors to eight (8) directors and the election of four (4) director nominees of Ceapro, which will be conditional upon the completion of the Arrangement (*the Conditional Nominee Resolution*); and

(c) the Consolidation (reverse stock split) of the Common Shares of Aeterna Zentaris on the basis of a range of one post-Consolidation Common Share for each three to four pre-Consolidation Common Shares (*the Consolidation Resolution*).

The Aeterna Zentaris Resolutions need to pass for the Plan of Arrangement to proceed and for Aeterna Zentaris and Ceapro to move forward as the Combined Company.

You also are being asked to consider the transaction of any other business that may properly come before the Meeting or any adjournments or postponements of the Meeting.

See "Section 4 – *Business of the Meeting*".

Q: What is the Arrangement?

A: On December 14, 2023, Aeterna Zentaris and Ceapro entered into the Arrangement Agreement pursuant to which, among other things, Aeterna Zentaris agreed to acquire all of the issued and outstanding Ceapro Shares pursuant to a court-approved arrangement under the CBCA.

Subject to receipt of the Shareholder Approval, the approval of the Ceapro Shareholders, the Final Order and the satisfaction or waiver of certain other conditions, at the Effective Time, Aeterna Zentaris will acquire all of the issued and outstanding Ceapro Shares.

See "Section 6 – *The Arrangement*".

Q: Why should Shareholders vote FOR the Issuance Resolution?

A: Aeterna Zentaris and Ceapro each bring value to the table as a combined entity. The completion of the Arrangement would create the Combined Company, a larger company with recurring cashflows from the cosmeceutical lines that are expected to accelerate development of the higher value biotech/pharmaceutical lines. Likewise, each have challenges as standalone companies as evidenced by market valuations and

trading liquidity. Management believes that the Combined Company will be well placed to attract more market interest and liquidity for Shareholders.

Q: Why combine with Ceapro now?

A: Against the backdrop of a challenging market, we share the frustration of our shareholders that the *street* is not rewarding Aeterna Zentaris for what we believe is the prospect for greater value. For these reasons, Aeterna Zentaris established the Aeterna Zentaris Strategic Committee over two years ago, on December 1, 2021 to evaluate and consider strategic opportunities. It takes significant cash and know-how to develop therapeutic products. Aeterna Zentaris has cash today, no debt and minimal leverage – which is great – but we also face challenges, including a lack of products in the market, a limited footprint in North America and long-term pension liabilities. It's okay to consume cash to pursue the development of 'home run' products, but that strategy is not without its risks. In addition, investors willing to provide capital to companies with products at a similar stage of development to ours typically seek to be compensated for taking the risk in the form of steeper discounts that result in increased dilution.

See "*What other alternatives were considered by Aeterna Zentaris?*" below.

Q: Will the transaction create synergies?

A: The combination of Aeterna Zentaris and Ceapro provides an opportunity to build on each company's respective strengths. Ceapro is a growth-stage biotechnology company focused on the development and commercialization of active ingredients for healthcare and cosmetic industries. Ceapro's innovative proprietary extraction technology has the potential to transform drug and bioactive delivery and, ultimately, enable the creation of best-in-class nutraceutical and pharmaceutical products.

Currently, Ceapro's revenue-generating cosmeceutical base business includes "active ingredients" from renewable plant resources products that are found in leading skincare products, including brands such as Aveeno, Jergens, Neutrogena, Lubriderm, and other leading brand names. With Aeterna Zentaris' pipeline and development expertise in higher margin pharmaceutical products, we believe the Combined Company has the potential to generate significant value in the near and long-term as a result of the combination of the two companies, including for a number of factors and reasons as described in this Circular under "Section 5.4 – *Reasons for the Recommendation*".

Q: What will Shareholders receive under the Arrangement?

A: Shareholders will continue to own their existing Common Shares after the Arrangement. Shareholders and the holders of the Aeterna Zentaris Adjusted Warrants will also receive an aggregate of up to 2,534,424 Aeterna Zentaris New Warrants immediately prior to the Effective Time, being approximately 0.47698 of an Aeterna Zentaris New Warrant for each Common Share held.

Following the completion of the Arrangement, existing Shareholders and former Ceapro Shareholders are each expected to own approximately 50% of the issued and outstanding Common Shares, respectively, assuming the exercise of all of the Aeterna Zentaris New Warrants and based on the number of Common Shares and Ceapro Shares issued and outstanding as of market close on December 13, 2023. Following the completion of the Arrangement, Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris.

Q: What will Ceapro Shareholders receive under the Plan of Arrangement?

A: Under the terms of the Plan of Arrangement, each Ceapro Shareholder (excluding dissenting Ceapro Shareholders and Aeterna Zentaris and its affiliates) will receive 0.09439 of a Common Share (being the Exchange Ratio) for each Ceapro Share held at the Effective Time. As of the time of announcement of the Arrangement, the Consideration Shares issuable pursuant to the Plan of Arrangement were valued at approximately $2.90 per Consideration Share, being the price per Common Share on the TSX at market close on December 13, 2023. The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of Common Shares or Ceapro Shares.

Q: Does the Aeterna Zentaris Board support the Arrangement?

A: Yes. The Aeterna Zentaris Board (excluding Gilles Gagnon, the Aeterna Zentaris Non-Participating Director) has unanimously determined that the Issuance Resolution approving the issuance of securities under the Plan of Arrangement is in the best interests of Aeterna Zentaris and unanimously recommends that Shareholders vote **FOR** the Issuance Resolution at the Meeting.

See "Section 5.2 – *Background of the Arrangement*" and "Section 5.5 – *Fairness Opinion*".

Q: Why is the Aeterna Zentaris Board recommending shareholders support the Arrangement?

In reaching its conclusions and formulating its recommendation, the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) reviewed a significant amount of technical, financial and operational information relating to Ceapro and Aeterna Zentaris and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous determination of the Aeterna Zentaris Board that the Arrangement is in the best interests of Aeterna Zentaris and the unanimous recommendation of the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) that Shareholders vote FOR the Aeterna Zentaris Resolutions.

- **Greater potential for stable cashflow to support R&D of potentially higher return pharmaceutical products.** Ceapro currently generates revenues from two main active ingredients, oat beta glucan and avenanthramides, extracted and purified using its proprietary technology. Cash from these products are planned to be used along with Aeterna Zentaris' revenue from the commercialization or licensing of the macimorelin product to support the development of the Combined Company's roster of high potential-return products, ideally creating growing and sustainable revenue for the Combined Company and our combined investors.

- **Greater diversification of commercial and development product pipeline lowers risk.** The Combined Company is expected to benefit from an extensive and diversified pipeline of innovative products in development, including Ceapro's quicker to market biotechnology products and Aeterna Zentaris' potentially higher return, but longer-horizon, products. With this pipeline rejuvenation, the Combined Company is anticipated to boast:

  (i) more products in the pipeline that are closer to potential commercialization;

  (ii) an enhanced ability to strategically focus financial and company resources in a manner that provides the most value to the combined company and shareholders; and

  (iii) a more compelling value proposition and lower risk profile.

- **Expanded pharmaceutical research and development capabilities.** Both Aeterna Zentaris and Ceapro bring deep expertise and knowledge that are expected to play a key role in advancing the Combined Company and development pipeline. The Combined Company will have the infrastructure to support development activities and potentially offer improved efficiencies, in addition to cost savings. The Combined Company, we will also have an expanded development pipeline of products which we are committed to prioritizing as we evaluate what will provide the best overall potential for the Combined Company, shareholders and consumers.

- **Compelling North American + European combination.** Ceapro has an operational presence in North America, which addresses another strategic consideration for Aeterna Zentaris, a Canadian company on North American markets but whose current operational footprint is largely European. While we expect to continue to maintain some presence in Europe, we believe Aeterna Zentaris needs to re-focus operations within the North American biotechnology market. We believe that combining with Ceapro, a company with an established presence in North America, provides better exposure to potential new investors, business development opportunities and talent.

- **Expertise and efficiencies.** Both companies have expertise that can build upon each other, which is expected to result in a stronger Combined Company. For example, Aeterna Zentaris is adept at navigating the conduct of human clinical trials and the crucial regulatory approval process required to bring pharmaceutical products to market. The Combined Company plans to leverage this expertise with the higher value pharmaceutical opportunities being advanced by Ceapro for its active ingredients and technologies.

- **Raymond James Fairness Opinion.** The Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board received an opinion from Raymond James dated December 14, 2023, as to the fairness to the Shareholders, from a financial point of view, of the consideration to be paid by Aeterna Zentaris under the Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See "Section 5.5 – *Fairness Opinion*". A complete copy of the Raymond James Fairness Opinion is included as "Schedule E – *Raymond James Fairness Opinion*" attached to this Circular.

- **Dual-listing expected to improve trading volume and capital market profile.** Shareholders of Aeterna Zentaris and Ceapro Shareholders will share in future value creation, with existing shareholders of Aeterna and Ceapro, assuming the exercise of the Aeterna Zentaris New Warrants, to each own approximately 50% of the Combined Company, respectively. The dual Nasdaq and TSX listing is expected to provide additional volume and an improved capital market profile for the Combined Company.

- **Strengthened combined balance sheet.** The Combined Company will be well-capitalized to support ongoing commercial operations while strategically investing in product research and development to advance differentiated, innovative products.

- **Bolsters financial strength and capital markets profile.** The pro forma cash balance of the Combined Company as at September 30, 2023 of $57 million, with increased public float, liquidity, and access to capital, is expected to provide Aeterna Zentaris with greater capacity to pursue further growth and return capital to Shareholders.

- **Accretive transaction.** The Arrangement is expected to deliver cash flow per share and net asset value per share accretion to Aeterna Zentaris.

To obtain current information about voting your Common Shares of Aeterna Zentaris and the merger of equals transaction, please visit www.AEZSmerger.com.

- **Management strength and integration.** Aeterna Zentaris will benefit from the integration of business leadership with extensive experience, bringing together the proven strengths and capabilities and focus on delivering increased value to Shareholders. The Combined Company will also provide a platform to recruit qualified successors at both the management and board levels that will drive the success of the Combined Company.

- **Synergies.** The complementary nature of Ceapro's and Aeterna Zentaris' combined asset base is expected to provide significant upside, increased diversification, less risk and the potential for improved efficiencies. The Combined Company would also be able to exploit any overlap in administrative functions and expenses that result from the Arrangement. The Combined Company is expected to be a long-term sustainable business, which is optimally positioned to deliver value to shareholders as the biopharma sector recovers from its current trough. See "Section 5.4 – *Reasons for the Recommendation*".

Q: What other alternatives were considered by Aeterna Zentaris?

A: The Aeterna Zentaris Strategic Committee conducted a fulsome review of strategic alternatives to maximize value for Shareholders and, following extensive discussions, believes the Arrangement to present a compelling upside opportunity and to be in the best interests of Aeterna Zentaris.

It is reasonable for shareholders to ask '*why not simply pay out the cash*?' In order to ensure we turned over all the stones as we considered the strategic options for Aeterna Zentaris, the Aeterna Zentaris Strategic Committee, with input from its external advisors, did consider this alternative. However, there are ongoing license and manufacturing supply obligations that Aeterna Zentaris' German subsidiary has to its partners related to macimorelin, as well as long-term pension liabilities that, combined with the loss of the future potential in our products, makes that option unappealing.

See "Section 5.2 – *Background of the Arrangement*".

Q: Why will the Arrangement result in equal ownership of the Combined Company by Shareholders and Ceapro Shareholders?

A: The equal ownership of the Combined Company primarily reflects each company's beliefs about the relative risk of the two Parties, their current cash positions, revenues, liabilities and their respective clinical programs and products.

Following protracted negotiations between the Aeterna Zentaris Strategic Committee and the Ceapro Special Committee, we reached an agreement that we believe provides fair value to both groups of shareholders. Those negotiations and that conclusion were supported by the strategic advice and fairness opinions provided by Raymond James, acting as advisors to the Aeterna Zentaris Strategic Committee, and Bloom Burton, acting as financial advisors to the Ceapro Special Committee.

Q: What is the Aeterna Zentaris Strategic Committee?

A: The Aeterna Zentaris Strategic Committee was established on December 1, 2021 to evaluate, consider, recommend to the Aeterna Zentaris Board and implement opportunities to maximize shareholder value including, without limitation, through financings, mergers and acquisitions, partnerships, business development or other strategic opportunities.

The Aeterna Zentaris Strategic Committee is comprised of independent members of the Aeterna Zentaris

Board, including Carolyn Egbert, Peter Edwards and Dennis Turpin.

See "Section 5.2 – *Background of the Arrangement*" and "Section 5.4 – *Reasons for the Recommendation*" for more information regarding the establishment and considerations of the Aeterna Zentaris Strategic Committee.

Q: Are there support agreements in place with any Shareholders or Ceapro Shareholders?

A: Prior to entering into the Arrangement Agreement:

(a) each of the directors and officers of Aeterna Zentaris entered into Ceapro Lock-Up Agreements pursuant to which, among other things, they have agreed in favour of Ceapro to vote in favour of the Aeterna Zentaris Resolutions, on the terms and subject to the conditions set forth in the Ceapro Lock-Up Agreements. As of the Record Date, the directors and officers of Aeterna Zentaris subject to the Ceapro Lock-Up Agreements held or exercised control or direction over approximately 6,756 Common Shares, representing approximately 0.14% of the issued and outstanding Common Shares; and

(b) each of the directors and officers of Ceapro have entered into Aeterna Zentaris Lock-Up Agreements pursuant to which, among other things, they have agreed in favour of Aeterna Zentaris to vote in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in the Aeterna Zentaris Lock-Up Agreements. As of the Record Date, the directors and officers of Ceapro subject to the Aeterna Zentaris Lock-Up Agreements held or exercised control or direction over 1,990,468 Ceapro Shares, representing approximately 2.54% of the issued and outstanding Ceapro Shares, and 1,985,000 Ceapro Options, for a total of 3,975,468 Ceapro Securities, representing 4.90% of the total issued and outstanding Ceapro Securities.

Q: Do any directors or officers of Aeterna Zentaris have any interests in the Arrangement that are different from, or in addition to, those of Shareholders?

A: In considering the unanimous recommendation of the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) to vote in favour of the matters discussed in this Circular, Shareholders should be aware that certain of the directors and officers of Aeterna Zentaris have interests in the Arrangement that are different from, or in addition to, the interests of the Shareholders generally.

In particular, Gilles Gagnon, the Aeterna Zentaris Non-Participating Director, is the President and Chief Executive Officer of Ceapro and a director of Aeterna Zentaris. Mr. Gagnon was not a member of the Aeterna Zentaris Strategic Committee nor the Ceapro Special Committee, recused himself from all board meetings with respect to the Arrangement and abstained from voting on directors' resolutions approving the Arrangement.

See "Section 5.15 – *Interest of Directors and Executive Officers in the Arrangement*" in this Circular.

Q: Why is the ownership of the Combined Company not adjusted prior to closing?

A: The Arrangement was structured so that the relative valuations and related considerations were pegged on the announcement of the Arrangement. Structuring a transaction in this manner is common for merger transactions undertaken by way of statutory plan of arrangement and is done to mitigate risk for both Parties of the post-announcement share fluctuation that can occur on both sides.

Q: What will happen to Ceapro if the Arrangement is completed?

A: If the Arrangement is completed, Aeterna Zentaris will acquire all of the Ceapro Shares and Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris. Aeterna Zentaris intends to have the Ceapro Shares delisted from the TSXV as promptly as possible following the Effective Date. In addition, subject to applicable Laws, Aeterna Zentaris will apply to have Ceapro cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Ceapro's reporting obligations in Canada following completion of the Arrangement.

Q: When does Aeterna Zentaris expect the Arrangement to become effective?

A: The Effective Date will occur following the satisfaction or waiver of all conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date). If the Meeting and the Ceapro Meeting are held as scheduled and are not adjourned and/or postponed and the Shareholder Approval is obtained and the Ceapro Securityholder Approval is obtained, it is expected that Ceapro will apply for the Final Order approving the Arrangement on March 27, 2024. If the Final Order is obtained in a form and substance satisfactory to Aeterna Zentaris and Ceapro, and the applicable conditions to completion of the Arrangement are satisfied or waived (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date), Aeterna Zentaris expects the Effective Date to occur on April 1, 2024; however, it is possible that completion may be delayed beyond this date if the conditions to implementation of the Arrangement cannot be met on a timely basis. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date on June 14, 2024, which date can be extended by mutual agreement of the Parties.

See "Section 5.8 – *Procedure for the Arrangement to Become Effective*".

Q: Is the Combined Company expected to change its name after the completion of the Arrangement?

A: Although the Arrangement Agreement originally contemplated that the name of Aeterna Zentaris be immediately changed upon the closing of the Arrangement and that approval of such name change be sought from the Shareholders at the Meeting, the Parties have since decided that it would be preferable that, as part of the integration efforts to be undertaken following closing, the Combined Company Board will finalize the selection of a new name for the Combined Company, which will be presented to the Shareholders of the Combined Company at the next annual general meeting, which is expected to be held in the months following closing.

Q: Will the Consideration Shares and Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants and Replacement Options be traded on an exchange?

A: It is a mutual condition to the completion of the Arrangement that the Stock Exchange Approvals should have been obtained, including, (i) the conditional approval of the TSXV of the Arrangement; and (ii) the conditional approval of the TSX and the approval of the Nasdaq of the Arrangement and the listing or continued listing of the outstanding Common Shares, the Consideration Shares and the Common Shares underlying the Aeterna Zentaris Options, the Replacement Options, the Aeterna Zentaris Warrants, and the Aeterna Zentaris New Warrants. The TSXV issued its conditional approval of the Arrangement on January 22, 2024.

On February 9, 2024, the TSX conditionally approved the listing of the Common Shares issuable under the Arrangement, which listing will be subject to Aeterna Zentaris filing certain documents and fulfilling

certain listing requirements. Aeterna Zentaris has applied to list the Consideration Shares and Common Shares underlying the Replacement Options and the Aeterna Zentaris New Warrants (in accordance with their terms) on Nasdaq and anticipates receiving all required authorizations prior to the closing of the Arrangement. If the Arrangement is completed, Aeterna Zentaris will acquire all of the Ceapro Shares and Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris. Aeterna Zentaris intends to have the Ceapro Shares delisted from the TSXV as promptly as possible following the Effective Date. In addition, subject to applicable Laws, Aeterna Zentaris will apply to have Ceapro cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Ceapro's reporting obligations in Canada following completion of the Arrangement.

Q: Are there any risks I should consider in connection with the Arrangement?

A: Yes. There are a number of risk factors relating to the Arrangement, the business and operations of each of Aeterna Zentaris and Ceapro and the business and operations of the Combined Company, all of which should be carefully considered. See "Section 1.4 – *Forward-Looking Statements*", "Section 11 – *Risk Factors*" and "Schedule H – *Information Concerning Ceapro – Risk Factors*".

Q: What will happen if the Aeterna Zentaris Resolutions are not passed or the Arrangement is not completed for any reason?

A: If the Issuance Resolution is not passed or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. If this occurs, Aeterna Zentaris will continue as a publicly traded entity and will continue to pursue its business plan on a stand-alone basis. The Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) believes that a failure to complete the Arrangement would result in increased headwinds and risk to Aeterna Zentaris as a stand-alone business. Furthermore, pursuant to the terms of the Arrangement Agreement, Aeterna Zentaris may, in certain circumstances, be required to pay the Aeterna Zentaris Termination Fee to Ceapro, the result of which could adversely affect Aeterna Zentaris' financial position. See "Section 6.4 – *Additional Covenants*".

As indicated in "Section 5.4 – *Reasons for the Recommendation*", the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) has unanimously determined that the Issuance Resolution approving the issuance of securities under the Plan of Arrangement is in the best interests of Aeterna Zentaris and unanimously recommends that Shareholders vote FOR the Aeterna Zentaris Resolution at the Meeting. Furthermore, pursuant to the terms of the Arrangement Agreement, Aeterna Zentaris may, in certain circumstances, be required to pay the Aeterna Zentaris Termination Fee to Ceapro, the result of which could adversely affect Aeterna Zentaris' financial position. See "Section 6.4 – *Additional Covenants*".

Q: Does the Aeterna Zentaris Strategic Committee and Aeterna Zentaris Board support the Consolidation?

A: Yes, the Aeterna Zentaris Strategic Committee and Aeterna Zentaris Board support the Consolidation.

See "Section 4.2 – *Conditional Nominee Resolution*", "Section 4.3 – *Consolidation Resolution*" and "Section 5.12 – *The Consolidation*".

Q: Upon the completion of the Consolidation, what is the procedure for the exchange of Aeterna Zentaris' pre-Consolidation Common Shares and letter of transmittal?

A: If the Consolidation is implemented, Aeterna Zentaris or its transfer agent will mail to each registered Shareholder a letter of transmittal in connection with the Consolidation. Each registered Shareholder must complete and sign a letter of transmittal after the Consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholders' pre-Consolidation Common Shares. Aeterna Zentaris' transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a share certificate representing the number of post-Consolidation Common Shares to which the registered Shareholder is entitled or, alternatively, a DRS representing the number of post-Consolidation Common Shares the registered Shareholder holds following the Consolidation. Non-registered Shareholders who hold their Common Shares through an Intermediary and who have questions regarding how the Consolidation will be processed should contact their bank, broker or financial intermediary with respect to the Consolidation, if completed.

Q: What happens if I have lost or am unable to locate my certificate representing my Common Shares?

A: Reach out to the transfer agent (Computershare) to confirm the process of replacing your lost or misplaced certificate representing your Common Shares. There can be a fee involved, also some companies may require an affidavit of loss.

Q: Are Shareholders entitled to Dissent Rights?

A: Under applicable Canadian Law, Shareholders are not entitled to dissent rights with respect to the Aeterna Zentaris Resolutions.

Q: What vote is required at the Meeting to approve the Aeterna Zentaris Resolutions?

A: In order to be effective, each of the Issuance Resolution and the Conditional Nominee Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast (50% plus one vote) by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

In order to be effective, the Consolidation Resolution must be approved, with or without variation, by the affirmative vote of at least $66^{2/3}$% of the votes by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Q: When and where is the Meeting?

A: The Meeting will be held on March 12, 2024 at 11:00 a.m. (Eastern time) as a virtual meeting, which will be conducted via live webcast at www.virtualshareholdermeeting.com/AEZSSM2024.

See "Section 2.6 – *Voting at the Meeting*".

Q&A Related to the Combined Company

Q: Is succession planning being considered as part of the business combination?

A: Yes, renewal at both the executive and board levels is both healthy and commonplace at leading publicly traded organizations. As integration efforts proceed and the Combined Company moves forward as one, the engaged board will consider what refreshments are desirable to match the needs of the new business.

In addition, following a successful integration, the Combined Company Board will also consider the

leadership team mix. As noted above, Aeterna Zentaris expects that the Combined Company's stronghold in North America and combination of assets will further efforts to attract top tier talent.

Ensuring succession plans are in place is an integral job of a board and shareholders should expect that their directors will work diligently to protect and further the interests of the Combined Company and its shareholders.

Q: Why is Gilles Gagnon proposed as the President and CEO of the Combined Company?

A: Gilles Gagnon has decades of experience in both Big Pharma and early stage companies. Mr. Gagnon is uniquely positioned to lead a successful integration upon the completion of the Arrangement given his current position as the President and Chief Executive Officer of Ceapro and a member of the Aeterna Zentaris Board, and his familiarity with both markets in which the companies operate. In any business combination, the first step to success and growth is ensuring a smooth integration. Given his background and knowledge of both companies, we believe that Mr. Gagnon is well positioned to lead the integration of the two companies.

Q: How many Aeterna Zentaris New Warrants will I receive?

A: Each Shareholder as of the Warrant Issuance Record Date will receive approximately 0.47698 of an Aeterna Zentaris New Warrant for each Common Share held prior to the closing of the Arrangement. As an example, if you own 100 Common Shares, you will receive 47 Aeterna Zentaris New Warrants.

Each holder of Aeterna Zentaris Adjusted Warrants as of the Warrant Issuance Record Date will receive approximately 0.47698 Aeterna Zentaris New Warrants for each Aeterna Zentaris Adjusted Warrant held prior to the closing of the Arrangement. As an example, if you own 100 Aeterna Zentaris Adjusted Warrants, you will receive 47 Aeterna Zentaris New Warrants.

Q: What do Aeterna Zentaris New Warrants entitle me to receive?

A: Each whole Aeterna Zentaris New Warrant is exercisable for one whole Common Share at an Exercise Price of US$0.01 per Common Share. The Exercise Price is paid on a cashless basis meaning that the number of Common Shares to which you are entitled is reduced by an amount equal to the aggregate Exercise Price of the Aeterna Zentaris New Warrants that you are exercising. There is no need to submit cash to exercise your Aeterna Zentaris New Warrants.

Q: Can I sell or trade my Aeterna Zentaris New Warrants?

A: The Aeterna Zentaris New Warrants will not be listed for trading on the TSX, the Nasdaq or any other stock exchange. As a result, there is no market for the trade or transfer of Aeterna Zentaris New Warrants and Aeterna Zentaris New Warrants can only be transferred in accordance with applicable Securities Laws.

Q: When do my Aeterna Zentaris New Warrants expire?

A: Aeterna Zentaris New Warrants expire three (3) years from the date of issuance. We recommend that Shareholders consider whether to exercise their warrants sooner rather than later so as to not forget about them.

Q: How do I access my Aeterna Zentaris New Warrants?

A: If you are currently a registered Shareholder, you will either be issued a warrant certificate evidencing your holdings of Aeterna Zentaris New Warrants or your holdings of Aeterna Zentaris New Warrants will be issued in uncertificated form and be recorded in a book position on the register of the holders of the Aeterna Zentaris New Warrants to be maintained by the Aeterna Zentaris Warrant Agent at the warrant agency.

If you are currently a beneficial Shareholder, including a person who holds their Common Shares in a brokerage account, your Aeterna Zentaris New Warrants will be deposited directly into your brokerage account. Your brokerage or other Intermediary may have procedures that can delay the date on which you will see the Aeterna Zentaris New Warrants in your account.

Q: How do I exercise my Aeterna Zentaris New Warrants?

A: Beneficial holders of Aeterna Zentaris New Warrants can exercise their Aeterna Zentaris New Warrants by following the processes required by the Intermediary that holds their Aeterna Zentaris New Warrants on their behalf. Registered holders of Aeterna Zentaris New Warrants can exercise their Aeterna Zentaris New Warrants by (i) completing the exercise notice attached to the warrant certificate which will be in the form attached as Schedule "B" to the Aeterna Zentaris New Warrant Agreement (see "Schedule F – *Aeterna Zentaris New Warrant Agreement*"), and (ii) delivering such warrant certificate and the executed exercise notice to the Aeterna Zentaris Warrant Agent. You should contact your participant or other Intermediary to confirm their specific procedures for exercising your Aeterna Zentaris New Warrants.

Q: Will there be any fractional Common Shares issued?

A: No fractional Common Shares will be issued in connection with the Consolidation, if completed, and no cash will be paid in lieu of fractional post-Consolidation Common Shares. No amount will be paid by Aeterna Zentaris for any fractional Common Shares.

See "Section 5.12 – *The Consolidation – No Fractional Common Shares*"

Q: What will the leadership structure of the Combined Company be?

A: Subject to the completion of the Arrangement, the approval by the Shareholders of the increase of the size of the Aeterna Zentaris Board from five (5) directors to eight (8) directors and the appointment of the Conditional Nominees pursuant to the Conditional Nominee Resolution, the Combined Company Board will consist of eight (8) directors, comprised of: (i) four (4) independent directors from Ceapro, (ii) three (3) independent directors from Aeterna Zentaris, and (iii) Gilles Gagnon, who currently serves on both boards.

Management of the Combined Company will include executives from both Ceapro and Aeterna Zentaris, with Ceapro's current Chief Executive Officer, Gilles Gagnon, and Aeterna Zentaris' current Chief Financial Officer, Giuliano La Fratta, continuing to serve in their current roles at the Combined Company.

See "Schedule I – *Information Concerning the Combined Company*"

Q: What impact is the Arrangement expected to have on ongoing research and development initiatives?

A: The Combined Company is expected to benefit from ongoing revenue from existing Ceapro products – which provide near term revenue owing to the streamlined development and commercialization opportunities in the cosmeceutical and nutraceutical space – along with license revenue from the partnering of Aeterna Zentaris' pharmaceutical products, including Macrilen® Ghryvelin™, which have the potential

to create long-term value for investors. These revenue streams are anticipated to be used to support the development of high potential-return products and represent a more diversified value proposition for investors.

The Combined Company is also expected to have a stronghold in the active ingredients market and value-driving cosmeceutical products (i.e. oat beta glucan and avenanthramides, which are found in leading skincare product brands including Aveeno, Jergens, Neutrogena, Lubriderm and other leading brand names) and nutraceuticals. It is also anticipated to benefit from an extensive pipeline of innovative products in development.

Q: How does the Combined Company anticipate navigating potential challenges and uncertainties in the biopharmaceutical industry?

A: The Combined Company plans to prioritize agility, innovation, and adaptability to navigate the challenges and uncertainties inherent in the biopharmaceutical industry. The Combined Company also plans to implement a robust risk management strategy, and to leverage the combined expertise of Aeterna Zentaris and Ceapro to identify and address potential challenges. Continuous monitoring of industry trends and proactive decision-making is anticipated to be key to maintaining a competitive edge.

Q&A Related to Proxy Voting

Q: Who is soliciting my proxy?

A: Your proxy is being solicited by mail, but may be supplemented by telephone, email or other personal contact by directors, officers, employees and/or agents of Aeterna Zentaris, including Kingsdale Advisors who has been retained as proxy solicitation agent in connection with the Meeting. This Circular is furnished in connection with that solicitation. Aeterna Zentaris may also reimburse brokers and other persons holding Common Shares in their name or in the name of Intermediaries for their costs incurred in sending proxy materials to their principals in order to obtain their proxies.

Shareholders who have questions or require assistance with voting their shares may contact the Corporation's strategic shareholder advisor and proxy solicitation agent: Kingsdale Advisors, by telephone at 1-866-581-1513 (North American Toll Free) or 416-623-2513 (Outside North America – text and call enabled), or by email at: contactus@kingsdaleadvisors.com.

To obtain current information about voting your Aeterna Zentaris Common Shares and the merger of equals transaction, please visit www.AEZSmerger.com.

See "Section 2.2 – *Solicitation of Proxies*".

Q: Who can attend and vote at the Meeting?

A: Only Shareholders of record as of the close of business on January 12, 2024, the Record Date for the Meeting, are entitled to receive notice of and to attend, and vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

Q: What constitutes quorum for the Meeting?

A: The By-Laws provide that a quorum is present at the Meeting if the holder(s) of 10% or more of the issued and outstanding Common Shares are present or represented by proxy, irrespective of the number of

Shareholders actually in attendance at the Meeting.

Q: How many Common Shares are entitled to vote?

A: As of the Record Date, there were 4,855,876 Common Shares outstanding and entitled to vote at the Meeting.

Each Shareholder is entitled to one vote for each Common Share held by such holder.

Q: What if I acquire ownership of Common Shares after the Record Date?

A: You will not be entitled to vote Common Shares acquired after the Record Date on any of the Aeterna Zentaris Resolutions. Only Persons owning Common Shares as of the Record Date of January 12, 2024 are entitled to vote their Common Shares on the Aeterna Zentaris Resolutions.

Q: What if I return my proxy but do not mark it to show how I wish to vote?

A: If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Common Shares will be voted **FOR** each of the Aeterna Zentaris Resolutions and the other resolutions to be considered at the Meeting in accordance with the recommendation of the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director).

Q: How do I vote my proxy and when is the cut-off time for delivery of proxies?

A: Below are the different ways in which you can give your voting instructions, details of which are found in the proxy form or voting instruction form, as applicable, accompanying this Circular:

- **By Internet:** Go to **www.proxyvote.com** and follow the instructions. You will need your 16 digit control number, which can be found on your proxy form or voting instruction form, as applicable.

- **By Smartphone:** Scan the QR Code on your proxy form or voting instruction form and follow the instructions.

- **By Mail**: Complete and return the proxy form or voting instruction form as applicable, in the prepaid envelope provided.

- **By Telephone:** Registered holders and Canadian beneficial holders can call **1.800.474.7493 (English)** or **1.800.474.7501 (French)** and the US Beneficial holders can call **1.800.454.8683**. You will need your 16 digit control number, found on your proxy form or voting instruction form, as applicable.

Your duly completed proxy form or voting instruction form, as applicable, must have been received by our proxy tabulator with sufficient time for your vote to be processed, and in all cases, no later than **11:00 a.m. on March 8, 2024** (Eastern time) or, if the Meeting is adjourned or postponed, by no later than **48 hours** prior to the time fixed for the adjourned or postponed Meeting.

The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy.

Q: If my Common Shares are held by an Intermediary, will they vote my Common Shares for me?

A: No, the Intermediary will not vote your Common Shares for you. An Intermediary (a securities broker, dealer, bank or financial institution) will vote the Common Shares held by you only if you provide instructions to such Intermediary on how to vote. If you are a beneficial Shareholder, your Intermediary will send you a voting instruction form or proxy form with this Circular. If you fail to give proper instructions, those Common Shares will not be voted on your behalf. Beneficial Shareholders should instruct their Intermediaries to vote their Common Shares on their behalf by following the directions on the voting instruction form or proxy form provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Common Shares at the Meeting, you cannot vote those Common Shares owned by you at the Meeting. See "Section 2.4 – *How to Vote*".

Q: How can non-registered Shareholders participate and vote at the Meeting?

A: If you are a non-registered or beneficial Shareholder that would like to attend and vote your Common Shares at the Meeting or if you wish to appoint someone as proxy to vote your Common Shares for you at the Meeting during the live webcast, please:

(a) **Appoint yourself or the third-party, as applicable, as proxyholder on your proxy form or voting instruction form, as applicable** by inserting an "Appointee Name" and designating an 8-character "Appointee Identification Number" online at www.proxyvote.com or in the spaces provided on your form of proxy. Please note that these steps must be completed prior to the proxy deadline of 11:00 a.m. (Eastern time) on March 8, 2024, or you or your third-party proxyholder will not be able to vote your Common Shares at the Meeting during the live webcast.

(b) **Inform your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the Meeting.** Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to access the Meeting and vote on your behalf.

See "Section 2.4 – *How to Vote*" and "Section 2.6 – *Voting at the Meeting*".

Q: Can I revoke my vote after I submitted a signed proxy?

A: You may revoke your proxy at any time, by voting again on the Internet or by phone before 11:00 a.m. on March 8, 2024 (Eastern time), or by completing an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and deposited with the Chief Financial Officer of the Corporation at the registered office of the Corporation (222 Bay St. Suite 3000, Toronto, ON M5K 1E7) at any time up to and including 11:00 a.m. on March 8, 2024 (Eastern time) or, if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time fixed for the adjourned or postponed Meeting.

Q: Who can I contact if I have additional questions?

A: If you have any questions about this Circular or the matters described in this Circular, please contact your professional advisor. If you would like additional copies, without charge, of this Circular or you have any questions or require assistance with voting your proxy, please contact Aeterna Zentaris' strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-866-581-1513 (North American Toll Free) or 416-623-2513 (Outside North America – text and call enabled), or by email at: contactus@kingsdaleadvisors.com. To obtain current information about voting your Common Shares and the transaction, please visit www.AEZSmerger.com.

MANAGEMENT PROXY CIRCULAR

SECTION 1. INTRODUCTION

1.1 Information Contained in this Circular

This management proxy circular (this "Circular") is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. (the "Corporation", "Aeterna Zentaris", "we" or "our") for use at the special meeting of Shareholders (the "Meeting") and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or to make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The Meeting will be held on March 12, 2024 at 11:00 a.m. (Eastern time). The Meeting will be a virtual meeting conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders (both registered and non-registered) can access the Meeting by visiting www.virtualshareholdermeeting.com/AEZSSM2024. A summary of the information that Shareholders will need to attend the Meeting online is provided below. The Aeterna Zentaris Board has set the close of business on January 12, 2024 as the Record Date.

None of the documents or information found on our website, or any other website referenced in this Circular, shall be deemed to be included in or incorporated by reference into this Circular, unless such document is specifically incorporated herein by reference. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Similar information about the Corporation that has been filed with the Canadian securities regulatory authorities can be found on www.sedarplus.com.

Information contained in this Circular is not intended to be and should not be considered to be legal, business, financial or tax advice and Shareholders are urged to obtain their own legal, business, financial and tax advice.

1.2 Information Concerning Ceapro

Except as otherwise indicated, the information concerning Ceapro contained in this Circular is based solely on information provided to Aeterna Zentaris by Ceapro or is taken from, or is based upon, publicly available information. Information concerning Ceapro should be read together with, and is qualified by, the documents of Ceapro filed on its SEDAR+ profile at www.sedarplus.com. In the Arrangement Agreement, Ceapro provided a covenant to ensure that no information provided by it in connection with this Circular will include any Misrepresentation or omit to state a material fact required to be stated in this Circular in order to make such information not misleading in light of the circumstances in which it is disclosed. Although the Corporation has no knowledge that would indicate that any of the information provided by Ceapro is untrue or incomplete, neither the Corporation nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information, nor any failure by Ceapro to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Corporation. The Corporation has no knowledge of any material information concerning Ceapro that has not been generally disclosed. See "Section 11 – *Risk Factors*" and "Schedule H – *Information Concerning Ceapro – Risk Factors*".

1.3 Financial Information

Unless otherwise indicated, all financial information referred to in this Circular was derived from financial statements which were prepared in accordance with IFRS.

1.4 Currency

Unless otherwise indicated, all references in this Circular to "$" or "dollars" are to Canadian dollars.

1.5 Forward-Looking Statements

Certain statements contained in this Circular constitute "forward-looking statements" within the meaning of applicable securities laws, including the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Forward-looking statements may relate to the Corporation's future outlook and anticipated events or results, and may include statements regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, plans and objectives of the Corporation. Particularly, statements regarding future results, performance, achievements, prospects or opportunities of the Corporation are forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "projects", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved".

Forward-looking statements are based on the opinions and estimates of the Corporation as of the date of this Circular, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in "Section 11 – *Risk Factors*" and those set out below:

- the timing and implementation of the Arrangement;
- the principal steps of the Arrangement;
- expectations regarding the Arrangement, including whether the conditions to closing will be satisfied;
- the integration of Ceapro with the Corporation following the Arrangement;
- the anticipated benefits of the Arrangement;
- the expectations that the Arrangement will lead to the expected operational and leadership synergies;
- the Combined Company's business and financial outlook following the completion of the Arrangement;
- the governance and management structure of the Combined Company;
- forecasted business and financial results, including the financial position of the Combined Company following the Arrangement;
- statements made in and based upon the Raymond James Fairness Opinion;
- the receipt of required shareholder approvals in respect of the Arrangement;
- receipt of regulatory approvals with respect to the Arrangement, the Consolidation or the Name Change including, without limitation, the approval of the TSX to issue and list the Consideration Shares;

- the Name Change of the Corporation after the completion of the Arrangement or the anticipated timing in respect thereof;
- the date of the Meeting and the Ceapro Meeting;
- the delisting of the Ceapro Shares from the TSXV;
- the governance and management structure of the Corporation post-closing;
- estimated closing costs;
- the delisting of the Common Shares from the Nasdaq or the TSX could impact their market price and liquidity;
- we may be a passive foreign investment company, which could result in adverse tax consequences;
- our net operating losses may be limited under U.S. tax laws;
- our Rights Plan may prevent changes of control of the Corporation;
- the economic effects of COVID-19 may impact the market price of our Common Shares;
- investments in biopharmaceutical companies are generally considered to be speculative;
- risks relating to the failure to commercialize or out-license Macrilen™ (macimorelin);
- our revenues and expenses may fluctuate significantly and we may fail to meet financial expectations;
- the failure to complete the clinical trial program for the pediatric indication of Macrilen™ (macimorelin) could impact our operations;
- our dependence on strategic third party relationships regarding Macrilen™ (macimorelin);
- we may be unsuccessful in completing further out-licensing arrangements for Macrilen™ (macimorelin);
- we have initiated significant early-stage pre-clinical programs;
- we may require significant additional financing, and we may not have access to sufficient capital;
- we are and will be subject to ongoing government regulation for our products;
- marketing approval for Macrilen™ (macimorelin) could be subject to restrictions or withdrawals;
- healthcare reforms could hinder the commercial success of a product and affect our business;
- we may be subject to civil or criminal penalties if we interact with healthcare practitioners in a way that violates healthcare fraud or abuse laws;
- we may be unable to generate significant revenues if Macrilen™ (macimorelin) does not gain market acceptance;
- we may expend our limited resources to pursue a particular product or indication and fail to capitalize on other products or indications for which there may be a greater likelihood of success;

- we may not achieve our projected development goals in the time-frames we announce and expect;
- if we fail to obtain acceptable prices or adequate reimbursement for Macrilen™ (macimorelin), our ability to generate revenues will be diminished;
- competition in our targeted markets is intense, and development by other companies could render Macrilen™ (macimorelin), or any of our future products, non-competitive;
- we may not obtain adequate protection for Macrilen™ (macimorelin) through our intellectual property;
- we may infringe the intellectual property rights of others;
- patent litigation is costly and time consuming and may subject us to liabilities;
- we may not obtain trademark registrations for our current or future products;
- we rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily;
- any difficulties or delays in our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects;
- the FDA and other foreign equivalents may not accept data from clinical trials outside the United States, in which case our development plans will be delayed, which could materially harm our business;
- in carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials;
- the failure to perform satisfactorily by third parties upon which we expect to rely to manufacture and supply products may lead to supply shortfalls;
- we are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations;
- we may be subject to litigation in the future;
- we are subject to the risk of product liability claims for which we may not have adequate insurance coverage;
- claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders;
- it may be difficult for U.S. investors to obtain and enforce judgments against us because of our Canadian incorporation and German presence;
- we can provide no assurance that we will, at all times in the future, be able to report that our internal controls over financial reporting are effective;
- we may have material weaknesses in our internal controls over financial reporting which could have a material adverse effect on the price of our Common Shares;
- we are subject to environmental laws and may be subject to environmental remediation obligations. The impact of these obligations may have a material adverse effect on our business;
- we may incur losses associated with foreign currency fluctuations;

- legislative actions, new accounting pronouncements and higher insurance costs may adversely impact our future financial position or results of operations;

- data security breaches may disrupt our operations and adversely affect our operating results;

- our share price is volatile, which may result from factors outside of our control;

- we do not intend to pay dividends in the near future;

- future issuances of securities and hedging activities may depress the trading price of our Common Shares;

- in the event we were to lose our foreign private issuer status as of June 30 of a given financial year, we would be required to comply with the Securities Exchange Act of 1934 domestic reporting regime, which could cause us to incur additional legal, accounting and other expenses; and

- our business could be negatively affected as a result of the actions of activist shareholders.

These risk factors are not intended to represent a complete list of the risk factors that could affect the Corporation. These factors and assumptions, however, should be considered carefully. More detailed information about these and other factors is included under the headings "Section 11 – *Risk Factors*" and "Schedule H – *Information Concerning Ceapro – Risk Factors*" in this Circular and in other documents incorporated herein by reference. Additional factors that could cause actual results to differ materially include those risks identified in Item 3 "*Key Information – Risk Factors*" contained in Aeterna Zentaris's most recent Annual Report on Form 20F filed with the SEC and its other filings and submissions from time to time with the SEC, which are available on the Corporation's website located at www.aeterna.com. We advise you to review any further disclosures we make on related subjects in our reports on Form 6-K filed or furnished to the SEC and in our other public disclosure filed under our profile on SEDAR+ at www.sedarplus.com.

The forward-looking statements in this Circular also include financial outlooks and other forward-looking metrics relating to the Corporation, Ceapro, the Combined Company and the Arrangement. Any financial outlook or future-oriented financial information in this Circular, as defined by Canadian Securities Laws, has been approved by management of the Corporation as of the date of this Circular. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the Combined Company and the Arrangement. Readers are cautioned that such outlook or information should not be used for purposes other than for which it is disclosed in this Circular.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Corporation to predict all of these factors, or to assess in advance the impact of each such factor on the Corporation's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

1.6 Information for United States Securityholders

THIS CIRCULAR, THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT, THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT, THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The solicitation of proxies is being made and the transactions contemplated herein are undertaken by a Canadian issuer in accordance with Canadian corporate and securities laws and is not subject to the proxy requirements of Sections 14(a) and 14(c) of the Exchange Act, based on exemptions from the proxy solicitation rules for "foreign private issuers" (as such term is defined in Rule 3b-4 under the Exchange Act). Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. U.S. Securityholders should be aware that such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the Exchange Act. Please see "Section 7.4 – *U.S. Securities Law Matters*" of this Circular for additional information regarding the Arrangement, including the Consideration Shares and Replacement Options, in the context of the U.S. Securities Laws.

Information concerning the operations and business of the Corporation and Ceapro contained herein has been prepared in accordance with the requirements of Canadian corporate and securities laws, which differ from the requirements of U.S. Securities Laws. Certain financial statements and information included or incorporated by reference herein have been prepared in accordance with IFRS, and thus may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

The enforcement by securityholders and investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that the Corporation and Ceapro are organized under the laws of jurisdictions outside the United States, that most of their respective officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the Corporation and Ceapro and such other persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. Securityholders to effect service of process within the United States upon the Corporation and Ceapro, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, U.S. Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

1.7 Non-IFRS Measures

Certain information presented in this Circular, including certain documents incorporated by reference herein, may include non-IFRS measures that are used by us as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS and our computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. We believe these measures may be useful supplemental information to assist investors in assessing our operational performance and our ability to generate cash through operations. The non-IFRS measures also provide investors with insight into our decision making as we use these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, securities regulations require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. If non-IFRS measures are included in documents incorporated by reference herein, information regarding these non-IFRS measures are presented in the sections dealing with these financial measures in such documents.

Non-IFRS measures are not audited. These non-IFRS measures have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

1.8 Glossary of Defined Terms

Capitalized terms used in this Circular and not otherwise defined herein have the meaning set out in the Glossary of Defined Terms attached to this Circular as Schedule K.

SECTION 2. INFORMATION CONCERNING VOTING AT THE MEETING

2.1 Purpose of the Meeting

The purpose of the Meeting is for Shareholders to consider and, if thought advisable, to approve, (i) the Issuance Resolution, which will approve, among other things, the issuance of the Consideration Shares to the Ceapro Shareholders, and the issuance of Common Shares upon the exercise of the Aeterna Zentaris New Warrants and the Replacement Options in connection with the Arrangement, (ii) the Conditional Nominee Resolution, which will, conditional upon the completion of the Arrangement, approve the increase in the number of directors of the Corporation from five (5) directors to eight (8) directors and approve the election of four (4) additional directors and (iii) the Consolidation Resolution, which will approve the consolidation of the Common Shares on the basis of a range of one post-Consolidation Common Share for every three (3) to four (4) pre-Consolidation Common Shares (the "**Consolidation**"). For more information on the Issuance Resolution, the Conditional Nominee Resolution and the Consolidation Resolution, see Schedules A, B and C, respectively.

2.2 Solicitation of Proxies

We will bear the entire cost of any solicitation. This solicitation of proxies is being made to Shareholders by mail, but may be supplemented by telephone, email or other personal contact by directors, officers, employees and/or agents of Aeterna Zentaris, including Kingsdale Advisors who has been retained as proxy solicitation agent in connection with the Meeting. We will pay fees of approximately $110,000 and a success fee, disbursements and out-of-pocket expenses to Kingsdale Advisors for the proxy solicitation services.

We may also reimburse brokers and other persons holding the Common Shares in their names, or in the names of Intermediaries, for their costs incurred in sending proxy materials to registered or non-registered owners and obtaining their proxies or voting instructions.

2.3 Your Vote is Important

As a shareholder, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in attendance at the Meeting. These materials are being sent to both our registered and non-registered Shareholders. Please return your proxy as specified in this Circular and in the form of proxy or voting instruction form.

2.4 How to Vote

If you are eligible to vote and your Common Shares are registered in your name you can vote your Common Shares at the Meeting or by proxy in advance of the Meeting, as explained below. Voting by proxy in advance of the Meeting is the easiest way to vote your shares. **Only registered Shareholders or duly appointed proxyholders may vote at the Meeting.**

You are a registered Shareholder if your name appears on your share certificate or your DRS confirmation. If you are a registered shareholder, you will receive a proxy form containing the relevant details concerning the business of the Meeting, including a 16 digit control number that must be used to vote by proxy in advance of the Meeting or join the live webcast of the Meeting and to submit your questions and vote while the Meeting is being held. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

If your Common Shares are not registered in your name and are held in the name of an Intermediary, you are a non-registered or beneficial Shareholder. If your Common Shares are listed in an account statement provided to you by your broker, those Common Shares will, in all likelihood, not be registered in your name. Such Common Shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, Intermediaries are prohibited from voting shares for the broker's client. If you are a non-registered Shareholder, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting. Non-registered Shareholders should follow the instructions of their Intermediary carefully to ensure that their Common Shares are voted at the Meeting.

Non-registered Shareholders who do not object to their name being made known to Aeterna Zentaris may be contacted by our proxy solicitors to assist in conveniently voting their Common Shares directly by telephone. Aeterna Zentaris may also utilize the Broadridge QuickVote service to assist such shareholders with voting their Common Shares.

Electronic Delivery and Voting

Non-registered Shareholders are asked to consider signing up for electronic delivery (**"E-delivery"**) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy: go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial Intermediary, provided your Intermediary supports this service.

Shareholders who have questions or require assistance with voting their shares may contact Aeterna Zentaris' strategic shareholder advisor and proxy solicitation agent: Kingsdale Advisors, by telephone at 1-866-581-1513 (North American Toll Free) or 416-623-2513 (Outside North America – text and call enabled), or by email at: contactus@kingsdaleadvisors.com.

To obtain current information about voting your Common Shares and the merger of equals transaction, please visit www.AEZSmerger.com.

2.5 Vote in Advance of the Meeting – Voting by Proxy

Below are the different ways in which you can give your voting instructions, details of which are found in the proxy form or voting instruction form, as applicable, accompanying this Circular:

- **By Internet:** Go to **www.proxyvote.com** and follow the instructions. You will need your 16 digit control number, which can be found on your proxy form or voting instruction form, as applicable.
- **By Smartphone:** Scan the QR Code on your proxy form or voting instruction form and follow the instructions.
- **By Mail:** Complete and return the proxy form or voting instruction form as applicable, in the prepaid envelope provided.
- **By Telephone:** Registered holders and Canadian beneficial holders can call **1.800.474.7493 (English)** or **1.800.474.7501 (French)** and the US Beneficial holders can call **1.800.454.8683**. You will need your 16 digit control number, found on your proxy form or voting instruction form, as applicable.

Your duly completed proxy form or voting instruction form, as applicable, must have been received by our proxy tabulator with sufficient time for your vote to be processed, and in all cases, no later than **11:00 a.m. on March 8, 2024** (Eastern time) or, if the Meeting is adjourned or postponed, by no later than **48 hours** prior to the time fixed for the adjourned or postponed Meeting.

2.6 Voting at the Meeting

If you are a registered Shareholder and wish to vote at the Meeting, you do not need to complete or return your proxy form. The day of the Meeting, registered Shareholders will be able to vote via the live webcast by completing a ballot online during the Meeting.

To attend the Meeting, Shareholders will need to visit www.virtualshareholdermeeting.com/AEZSSM2024 and check-in using the 16 digit control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across Internet browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection from wherever you intend to participate in the Meeting. The Meeting will begin promptly at 11:00 a.m. (Eastern time) on March 12, 2024. Online check-in will begin 15 minutes prior, at 10:45 a.m. (Eastern time). You should allow ample time for online check-in procedures.

Non-registered Shareholders (also known as beneficial Shareholders) will not be able to vote live at the Meeting without first appointing themselves, or another person, as proxyholder. If you are a non-registered Shareholder or beneficial Shareholder that would like to attend and vote your Common Shares at the Meeting or if you wish to appoint someone as proxy to vote your Common Shares for you at the Meeting during the live webcast, please:

(a) Appoint yourself or the third-party, as applicable, as proxyholder on your proxy form or voting instruction form, as applicable by inserting an "Appointee Name" and designating an 8-character "Appointee Identification Number" online at www.proxyvote.com or in the spaces provided on your form of proxy. Please note that these steps must be completed prior to the proxy deadline of 11:00 a.m. (Eastern time) on March 8, 2024, or you or your third-party proxyholder will not be able to vote your Common Shares at the meeting during the live webcast.

(b) Inform your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the Meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to access the Meeting and vote on your behalf. Please note that if you appoint a proxyholder it is important that you confirm with such proxyholder their ability to attend the Meeting on your behalf.

2.7 How your Common Shares will be Voted

You can choose to vote FOR or AGAINST, as applicable and as indicated in the form of proxy or voting instruction form. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (see below) or you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy or voting instruction form. **You have the right to appoint any other person or company (who need not be a Shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided, and following the instructions found in the proxy form or voting instruction form, as applicable, or by completing another proper form of proxy. Make sure that the person you appoint is aware that they are appointed and that this person logs into the online Meeting using the "Appointee Name" and 8-character "Appointee Identification Number" you created for them as your appointee.**

Your Common Shares will be voted for or voted against, as applicable, in accordance with your instructions indicated on the proxy form or voting instruction form. If no instructions are indicated, your Common Shares represented by proxies in favour of Giuliano La Fratta, the Chief Financial Officer of the Corporation, or failing him, Carolyn S. Egbert, Chair of the Aeterna Zentaris Board, will be voted as follows:

(i) FOR the Issuance Resolution;
(ii) FOR the Conditional Nominee Resolution; and
(iii) FOR the Consolidation Resolution,

and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any Conditional Nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Corporation may recommend.

The Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) UNANIMOUSLY recommends that Shareholders vote FOR the Issuance Resolution, the Conditional Nominee Resolution and the Consolidation Resolution.

In order to be effective, each of the Issuance Resolution and the Conditional Nominee Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast (50% plus one vote) by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

In order to be effective, the Consolidation Resolution must be approved, with or without variation, by the affirmative vote of at least $66^{2/3}$% of the votes by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

See "Section 4 – *Business of the Meeting*" for additional information regarding the foregoing.

2.8 Revoking your Proxy

You may revoke your proxy at any time, by voting again on the Internet or by phone before 11:00 a.m. (Eastern time) on March 8, 2024, or by completing an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and deposited with the Chief Financial Officer of the Corporation at the registered office of the Corporation (222 Bay St., Suite 3000, Toronto, ON M5K 1E7) at any time up to and including 11:00 a.m. (Eastern time) on March 8, 2024 or, if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time fixed for the adjourned or postponed Meeting.

2.9 Intermediaries Fees

In accordance with the requirements of National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*, the Corporation distributes copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "**Meeting Materials**") to the appropriate depository and Intermediaries for onward distribution to non-registered Shareholders. The Corporation does not send Meeting Materials directly to non-registered Shareholders. Intermediaries are required to forward the Meeting Materials to all non-registered Shareholders for whom they hold Common Shares unless such non-registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to non-registered Shareholders.

Non-registered Shareholders are either objecting beneficial owners who object to Intermediaries disclosing information about their ownership in the Corporation, or non-objecting beneficial owners, who do not object to such disclosure. The Corporation pays Intermediaries to send the Meeting Materials to both objecting and non-objecting beneficial owners.

SECTION 3. VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

3.1 Record Date

The Aeterna Zentaris Board has fixed January 12, 2024 as the record date for determining the Shareholders who are entitled to receive notice of and vote at the Meeting (the "**Record Date**"). Only Shareholders of record at the close of business on the Record Date are entitled to notice of the Meeting and to vote thereat or at any adjournment or postponement thereof.

3.2 Voting Shares and Quorum

As of January 12, 2024, there were 4,855,876 issued and outstanding Common Shares. The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of Shareholders.

The By-Laws provide that a quorum is present at the Meeting if the holder(s) of 10% or more of the issued and outstanding Common Shares are present or represented by proxy, irrespective of the number of Shareholders actually in attendance at the Meeting.

3.3 Principal Shareholders

As of the date hereof, to the knowledge of our officers and directors based on public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.

SECTION 4. BUSINESS OF THE MEETING

4.1 Issuance Resolution

As set out in the Notice of Meeting, at the Meeting, Shareholders will be asked to consider and, if deemed advisable, to adopt, with or without variation, the Issuance Resolution. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized in this Circular. See "Section 6 – *The Arrangement*". This summary does not purport

to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed under Aeterna Zentaris' issuer profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. The Plan of Arrangement is also attached hereto as Schedule D – *Plan of Arrangement*.

Security Issuance Pursuant to the Plan of Arrangement

If completed, the Arrangement will result in Aeterna Zentaris acquiring all of the issued and outstanding Ceapro Shares on the Effective Date and, as a result, Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris. As consideration, pursuant to the Plan of Arrangement, at the Effective Time, each Ceapro Shareholder (other than Dissenting Shareholders) will receive 0.09439 (the Exchange Ratio) of a Consideration Share for each Ceapro Share held. In addition, pursuant to the Plan of Arrangement, holders of Ceapro Options immediately prior to the Effective Time will receive Replacement Options which entitle the holders thereof to receive appropriately adjusted Common Shares on exercise thereof.

If completed, the Arrangement will also result in Aeterna Zentaris issuing the Aeterna Zentaris New Warrants to the Shareholders and the holders of Aeterna Zentaris Adjusted Warrants immediately prior to the Effective Date. The Aeterna Zentaris New Warrants will be governed by the terms and conditions of the Aeterna Zentaris New Warrant Agreement.

Effect of the Issuance Resolution

Upon completion of the Arrangement, Aeterna Zentaris expects to issue the following Consideration Shares, Replacement Options and Aeterna Zentaris New Warrants:

Purpose	**Number of Common Shares**[4]	**Percent of Common Shares of Combined Company**[5]
Consideration Shares to Ceapro Shareholders[1]	7,390,093	50.00%
Common Shares upon exercise of Replacement Options[2]	271,672	1.84%
Common Shares upon exercise of Aeterna Zentaris New Warrants[3]...........	2,534,424	17.15%

Notes:

(1) Assumes that (i) no Ceapro Shareholders have exercised their Dissent Rights, and (ii) there are 78,293,177 Ceapro Shares issued and outstanding.
(2) Assumes that there are 2,878,666 Ceapro Options issued and outstanding immediately prior to the completion of the Arrangement.
(3) Assumes that there are 4,855,876 Common Shares and 457,648 Aeterna Zentaris Adjusted Warrants issued and outstanding immediately prior to the completion of the Arrangement.
(4) All figures are on a pre-Consolidation basis.
(5) Assumes that there are 14,780,393 Common Shares of the Combined Company issued and outstanding immediately upon the completion of the Arrangement, including the exercise of all the Aeterna Zentaris New Warrants (but excluding the exercise of the Replacement Options).

As set forth below, Shareholders and former Ceapro Shareholders are each expected to own approximately 50% of the issued and outstanding Common Shares of the Combined Company immediately following completion of the Arrangement, assuming the exercise of all of the Aeterna Zentaris New Warrants and based on the number of Common Shares and Ceapro Shares issued and outstanding as of market close on December 13, 2023. See "Schedule I – *Information Concerning the Combined Company*".

	Number of Common Shares[4]	**Percent of Common Shares of Combined Company**[5]
Common Shares held by current Shareholders[1]	4,855,876	32.85%
Common Shares upon exercise of Aeterna Zentaris New Warrants to be held by current Shareholders and current holders of Aeterna Zentaris Adjusted Warrants[1][2]	2,534,424	17.15%
Total:	**7,390,300**	**50.00%**
Consideration Shares to be held by Ceapro Shareholders[3]	**7,390,093**	**50.00%**

Notes:

(1) Assumes that there are 4,855,876 Common Shares issued and outstanding immediately prior to the completion of the Arrangement.
(2) Assumes that there are 457,648 Aeterna Zentaris Adjusted Warrants issued and outstanding immediately prior to the completion of the Arrangement.
(3) Assumes that (i) no Ceapro Shareholders have exercised their Dissent Rights, and (ii) there are 78,293,177 Ceapro Shares issued and outstanding.
(4) All figures are on a pre-Consolidation basis.
(5) Assumes that there are 14,780,393 Common Shares of the Combined Company issued and outstanding immediately upon the completion of the Arrangement, including the exercise of all the Aeterna Zentaris New Warrants (but excluding the exercise of the Replacement Options).

For the purposes of TSX approval, Aeterna Zentaris intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its rules and standards to certain transactions involving an "eligible interlisted issuer" which is an issuer listed on the TSX that is also listed on another recognized stock exchange (including the Nasdaq) and that had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the 12 months immediately preceding the date of an application or notice to the TSX. Shareholder approval of the Issuance Resolution is required under the Nasdaq rules.

On February 9, 2024, the TSX conditionally approved the listing of the Common Shares issuable under the Arrangement, which listing will be subject to Aeterna Zentaris filing certain documents and fulfilling certain listing requirements.

Unless otherwise directed, it is management's intention to vote **FOR** the Issuance Resolution. If you do not specify how you want your Common Shares voted, the Persons named as proxyholders in the accompanying form of proxy will cast the votes represented by your proxy at the Meeting **FOR** the Issuance Resolution.

Should the Shareholders fail to approve the Issuance Resolution by the requisite majority, the Arrangement will not be completed. Moreover, the Issuance Resolution authorizes the Aeterna Zentaris Board, without further notice to or approval of the Shareholders, to revoke the Issuance Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

If the Issuance Resolution is approved at the Meeting, the Arrangement Resolution is approved at the Ceapro Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time (which will be at 12:01 a.m. (Edmonton time)) on the Effective Date (which is expected to occur in the first quarter of 2024).

The Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) UNANIMOUSLY recommends that Shareholders vote FOR the Issuance Resolution.

4.2 Conditional Nominee Resolution

We are governed by our restated articles of incorporation (the "**Restated Articles of Incorporation**") under the CBCA and by articles of amendment dated October 2, 2012, November 17, 2015 and May 9, 2019 (together with the Restated Articles of Incorporation, the "**Articles**") and by our by-laws, as amended and restated on March 21, 2013 (the "**By-Laws**"). Our Articles provide that our Aeterna Zentaris Board shall be composed of a minimum of five (5) and a maximum of 15 directors. The board of directors of the Corporation is currently comprised of five directors, being Peter Edwards, Carolyn Egbert, Gilles Gagnon, Dennis Turpin and Klaus Paulini (the "**Existing Directors**"). Pursuant to the Arrangement Agreement, the Corporation has agreed to use commercially reasonable efforts to ensure that Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster and William Li (the "**Conditional Nominees**"), are appointed to the Aeterna Zentaris Board upon the completion of the Arrangement. Each Conditional Nominee is a director nominee of Ceapro. The approval of the Conditional Nominee Resolution is a condition in favour of Ceapro to the completion of the Arrangement.

To facilitate the appointment of the Conditional Nominees, the Shareholders will be asked at the Meeting to approve an ordinary resolution increasing the number of directors of the Corporation from five (5) to eight (8) and to elect each Conditional Nominee (the "**Conditional Nominee Resolution**"). The increase in the number of directors from five (5) to eight (8) and the appointment of the Conditional Nominees to the Aeterna Zentaris Board shall be conditional upon, and shall only take effect following, the completion of the Arrangement.

If the Arrangement closes and assuming that the Conditional Nominee Resolution is approved and all of the Conditional Nominees are elected to the Aeterna Zentaris Board, (i) the Aeterna Zentaris Board will be comprised of the following eight

(8) members: Peter Edwards, Carolyn Egbert, Gilles Gagnon, Dennis Turpin, Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster and William Li (the "**Combined Company Board**"), and (ii) each of the members of the Combined Company Board will remain in office until the termination of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. As you will note from the enclosed form of proxy or voting instruction form, Shareholders may vote for each director individually, and thus there is no slate vote.

We are subject to the provisions of section 106(3.4) of the CBCA, which came into effect on August 31, 2022. Section 106(3.4) of the CBCA provides that if, at a meeting of shareholders of a corporation at which an election of directors is required, there is only one candidate nominated for each position available on the board (an "**Uncontested Meeting**"), each candidate is elected only if the number of votes cast in their favour represents a majority of the votes cast for and against them by the shareholders who are present in person or represented by proxy. If an incumbent director who was a candidate in an election held in an Uncontested Meeting was not elected during the election, the director may continue in office until the earlier of: (a) the 90th day after the day of the election; and (b) the day on which the director's successor is appointed or elected.

Unless otherwise directed, it is management's intention to vote **FOR** the appointment of each of the Conditional Nominees. If you do not specify how you want your Common Shares voted, the Persons named as proxyholders in the accompanying form of proxy will cast the votes represented by your proxy at the Meeting **FOR** the election of each of the Conditional Nominees. Management does not foresee that any of the Conditional Nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice.

Each of the Existing Directors was elected at the annual meeting of Shareholders held on July 14, 2023, and information concerning the Existing Directors and executive compensation, is set out in the Corporation's Form 20-F *Annual Report* dated March 22, 2023 for the year ended December 31, 2022, which is incorporated herein by reference (see "Schedule G – *Information Concerning Aeterna Zentaris – Additional Information*"). Also see "**Section 5.15** – *Interest of Directors and Executive Officers in the Arrangement*."

The full text of the Conditional Nominee Resolution is included as "Schedule B – *Conditional Nominee Resolution*" attached to this Circular.

The following table provides the names of the Conditional Nominees and information concerning them:

Name and Place of Residence	Principal Occupation	Number and % of Common Shares Held as of the date hereof on a Non-Diluted Basis	Number of Consideration Shares, Replacement Options and/or Aeterna Zentaris New Warrants Issuable under the Arrangement(1)(2)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Non-Diluted Basis(1)(2)(3)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full(1)(2)(4)(5)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Partially-Diluted Basis (1)(2)(3)(5)
Geneviève Foster *Laval, Quebec*	Business lawyer	Nil	19,821 Replacement Options	Nil	Nil	19,821 (0.16%)

Name and Place of Residence	Principal Occupation	Number and % of Common Shares Held as of the date hereof on a Non-Diluted Basis	Number of Consideration Shares, Replacement Options and/or Aeterna Zentaris New Warrants Issuable under the Arrangement(1)(2)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Non-Diluted Basis(1)(2)(3)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full(1)(2)(4)(5)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Partially-Diluted Basis (1)(2)(3)(5)
Ulrich Kosciessa *Pinneberg, Schleswig-Holstein, Germany*	CEO of Photonamic since September 2006. Since April 2018, COO of SBI ALApharma.	Nil	7,393 Consideration Shares 21,708 Replacement Options	7,393 (0.06%)	7,393 (0.05%)	29,101 (0.24%)
William Li *Holliston, Massachusetts, USA*	Co-founder and Medical Director since 1994, and President since 2000, of Angiogenesis Foundation	Nil	9,588 Consideration Shares 28,787 Replacement Options	9,588 (0.08%)	9,588 (0.06%)	38,375 (0.31%)
Ronald W. Miller *Oakville, Ontario*	Former President and CEO of Hoffmann-La Roche Limited (Roche Canada) (2000-2022) Chair of the Board of Directors of Ceapro	Nil	19,821 Replacement Options	Nil	Nil	19,821 (0.16%)

Notes:

(1) Figures are provided on a pre-Consolidation basis.

(2) Figures assume that the directors and officers hold the same securities immediately prior to the Effective Time as held on the date hereof.

(3) Percentages are based on 12,245,969 Common Shares issued and outstanding immediately following the completion of the Arrangement, which excludes the Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants.

(4) Percentages are based on 14,780,393 Common Shares issued and outstanding upon the completion of the Arrangement, which includes the Common Shares issuable upon the exercise in full of the Aeterna Zentaris New Warrants.

(5) Assumes the exercise, conversion or exchange of any securities of the Combined Company held by such person which are exercisable for, convertible into or exchangeable for Common Shares held by the individual.

(6) Aeterna Zentaris does not have any direct information concerning the number of Aeterna Zentaris or Ceapro securities beneficially owned by the Conditional Nominees or concerning such securities over which such persons exercise control or direction. This information was provided to us by the Conditional Nominees individually or based on publicly available information.

(7) None of the Conditional Nominees are currently directors or officers of Aeterna Zentaris.

(8) None of the Conditional Nominees hold securities of Aeterna Zentaris.

(9) See "Schedule I – *Information Concerning the Combined Company – Directors and Executive Officers*" for the expected composition of the committees of the Combined Company Board.

Director Biographies

Ronald W. Miller: Ronald W. Miller was President and CEO of Hoffmann-La Roche Limited (Roche Canada) for 22 years (until 2022). In this role, he was responsible for the growth and success of the Canadian Pharmaceuticals Division, particularly

as it relates to Roche's mandate of developing and delivering innovative healthcare solutions for Canadians. Mr. Miller has more than 43 years of extensive and varied experience in the pharmaceutical industry.

Born in Scotland, Mr. Miller completed his Bachelor of Science in Economics and Geography at the University of Glasgow, then moved to Leeds, England to accept a job as a pharmaceutical sales representative.

Mr. Miller advanced through a series of successive sales and management positions across the industry to become the National Sales Manager for Roche in the United Kingdom in 1988 and continued to move globally as a Product Manager in Switzerland and Deputy Divisional Director of the Pharmaceutical Division in Japan. He moved back to Switzerland to head up a global product launch before returning to the UK as Pharmaceuticals Director. Mr. Miller was appointed President and CEO of Roche Pharmaceuticals in Canada in May 2000 and became a Canadian citizen in 2008.

Mr. Miller was re-elected as Chairman of the Board of Directors of Innovative Medicines Canada (IMC), the national association representing Canada's research-based pharmaceutical companies, from 2019 to 2022.

He served as Chairman of the IMC Board in 2007 and has since fulfilled two subsequent terms as Past Chair. Prior to this, Mr. Miller was the Chair of the IMC Prairies Core Team and sat as Co-Chair of the Health Research Foundation. He also served on several committees including the IMC Public Affairs, Stakeholder Relations, the British Columbia Sub-Committee, and was Chair of the Federal Affairs/FPT Relations Standing Committee.

Ulrich Kosciessa: Dr. Kosciessa currently serves as the Chief Executive Officer of Germany-based Photonamic GmbH & Co. KG and as Representative Director of Tokyo-based SBI Pharmaceuticals Co. LTD., as well as the Chief Operating Officer of Hong Kong based SBI ALApharma Co. LTD. He has worked for more than 20 years for Medac GmbH, a global pharmaceutical company with operations in 70 countries where he served as a member of the Executive Management Board, as Managing Director of Medac International and as Chairman of the Board of Medac Pharma Inc., a U.S.-based subsidiary of Medac GmbH focused on specialty pharmaceuticals for autoimmune diseases and cancer. Throughout his career at Medac, Dr. Kosciessa has formed several subsidiaries and affiliates as well as established a network of global partners, growing the company's international business more than 50% since 2005.

In addition, since 2006 Dr. Kosciessa has also served as Chief Executive Officer of Photonamic, a former subsidiary of Medac GmbH, now belonging to the SBI group of Japan, focused on research and development of photodynamic therapy and diagnostics. He has successfully developed two Photonamic products currently marketed in Europe, North America, South America, the Asian Pacific region and Australia. From 2006 to 2008, Dr. Kosciessa served as Chief Executive Officer at Immune Laboratory of Hannover, a research-based organization focused on autologous dendritic cell-based tumor vaccines.

Prior to joining Medac GmbH, Dr. Kosciessa was a postdoctoral researcher at the neuroscience/neurodegenerative diseases division of Schering AG, a multinational pharmaceutical company. He received a B.Sc. in Biology and a Ph.D. in Molecular Biology from Georg-August University of Göttingen, Germany.

Geneviève Foster: Geneviève Foster is a corporate director and a business lawyer. Since 2008, as a solo business lawyer, she provides services and counsel to a select group of companies which operate in various industries including life sciences and pharma. Through her involvement with her client companies and their boards, Ms. Foster developed an expertise in leading publicly traded and privately held companies in the establishment of strategic plans, international development, sound governance practices and value-creating transactions.

She began her career with a national law firm after which she became general counsel of private and publicly traded companies. She served as the Vice President, Legal Affairs and Corporate Secretary at Warnex Inc., a TSX-listed company which developed and licensed innovative technologies and operated medical and pharmaceutical laboratories. Additional career appointments include Director, Legal Affairs and Corporate Secretary of Boomerang Tracking Inc., a TSX-listed company which used cellular technology to track stolen vehicles, and Spectra Telecom ST Inc., an affiliate of SNC-Lavalin and Telesystem in the engineering and construction of wireless telecom towers on the international scene.

Ms. Foster holds a Bachelor of Business Administration, a Bachelor of Law and is a member of the Quebec Bar. She is fluent in both English and French.

In addition to the Ceapro Board, she currently sits on the Board of directors of the Quebec CPA Order. Previously, she served as a board member and executive of BioQuebec and as a board member of Oxfam Quebec. In 2023, Ms. Foster completed the Directors Education Program offered by the Institute of Corporate Directors - Rotman University and she holds the ICD.D designation.

William Li: Dr. Li is the President, Medical Director and Co-founder of the Angiogenesis Foundation, which leads a worldwide revolution in diet and disease prevention based on emerging clinical research and technological advances. Through his work at the Angiogenesis Foundation, he has developed a unique social enterprise model based on international collaborations with leading medical academic centers, biopharmaceutical companies and government agencies, including the National Institute of Health, National Cancer Institute and the FDA. Dr. Li's expertise extends across numerous medical specialties including oncology, hematology, cardiology, diabetes, ophthalmology, dermatology and wound care along with a diverse category of other disease areas and health conditions.

Dr. Li's extensive work has been published in Science, The New England Journal of Medicine, Nature Reviews Clinical Oncology, The Lancet and other leading peer-reviewed medical journals. He is a highly sought international lecturer and advisor, and has been recognized by O Magazine, The Atlantic, USA Today, The New York Times, TIME Magazine, Wall Street Journal and CNN, as well as the Bill and Melinda Gates Foundation and the Clinton Global Initiative. Additionally, Dr. Li's diet and disease prevention expertise has been featured on "The Doctor Oz Show" television show including his Eat to Defeat Cancer initiative, a healthy eating campaign in over 130 countries.

Dr. Li received his A.B. with honors from Harvard College, and his M.D. from the University of Pittsburgh School of Medicine, Pennsylvania. He completed his clinical training in General Internal Medicine at the Massachusetts General Hospital in Boston. Dr. Li has held appointments on the clinical faculties of Harvard Medical School, Tufts University, and at Dartmouth Medical School. He is an Honorary Fellow of the American College of Wound Care Specialists and has served as advisor and consultant to leading global public and private companies.

Orders, Bankruptcies and Sanctions

Other than as set forth below, to the knowledge of our directors and officers, no proposed director:

(a) is, as at the date of this Circular or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including us) that,

   (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

   (ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Unless otherwise directed, it is management's intention to vote **FOR** the Conditional Nominee Resolution. If you do not specify how you want your Common Shares voted, the Persons named as proxyholders in the accompanying form of proxy will cast the votes represented by your proxy at the Meeting **FOR** the Conditional Nominee Resolution, including the election of each of the Conditional Nominees. The Conditional Nominee Resolution is conditional upon the closing of the Arrangement, and the closing of the Arrangement is conditional upon the approval of the Conditional Nominee Resolution.

The Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) UNANIMOUSLY recommends that Shareholders vote FOR the Conditional Nominee Resolution.

4.3 Consolidation Resolution

As set out in the Notice of Meeting, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, to adopt, with or without variation, the Consolidation Resolution.

The full text of the Consolidation Resolution is included as "Schedule C – *Consolidation Resolution*" attached to this Circular.

Unless otherwise directed, it is management's intention to vote **FOR** the Consolidation Resolution. If you do not specify how you want your Common Shares voted, the Persons named as proxyholders in the accompanying form of proxy will cast the votes represented by your proxy at the Meeting **FOR** the Consolidation Resolution.

Should the Shareholders fail to approve the Consolidation Resolution by the requisite majority, the Consolidation will not be completed. Moreover, the Consolidation Resolution authorizes the Aeterna Zentaris Board, without further notice to or approval of the Shareholders, to revoke the Consolidation Resolution at any time. The closing of the Arrangement is conditional upon the approval of the Consolidation Resolution.

The Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) UNANIMOUSLY recommends that Shareholders vote FOR the Consolidation Resolution.

4.4 Other Business

As of the date of this Circular, management of Aeterna Zentaris is not aware of any amendment, variation or other items of business to be considered at the Meeting, other than the matters referred to in the Notice of Meeting. However, if other matters are properly brought up at the Meeting, Shareholders, or duly appointed proxyholders, can vote as they see fit and the enclosed proxy will be voted on such matters in accordance with the best judgment of the Persons named in such proxies, including with respect to any amendments or variations to the matters identified in this Circular.

SECTION 5. INFORMATION CONCERNING THE MEETING

5.1 Details of the Arrangement

On December 14, 2023, Aeterna Zentaris and Ceapro entered into the Arrangement Agreement pursuant to which, among other things, Aeterna Zentaris agreed to acquire all of the issued and outstanding Ceapro Shares. The Arrangement will be effected pursuant to a court-approved arrangement under Section 192 of the CBCA. Subject to receipt of the Shareholder Approval, the Ceapro Securityholder Approval, the Regulatory Approvals, the Stock Exchange Approvals, the Final Order (after a hearing considering the substantive and procedural fairness of the Arrangement to the Ceapro Shareholders) and the satisfaction or waiver of certain other conditions in the Arrangement Agreement, Aeterna Zentaris will acquire all of the issued and outstanding Ceapro Shares on the Effective Date.

If completed, the Arrangement will result in Aeterna Zentaris acquiring all of the issued and outstanding Ceapro Shares on the Effective Date, and Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris and Aeterna Zentaris will continue the operations of Aeterna Zentaris and Ceapro on a combined basis.

On the Effective Date, existing Shareholders and former Ceapro Shareholders would own approximately 50% of the outstanding Common Shares assuming the exercise of all of the Aeterna Zentaris New Warrants and based on the number of

Common Shares and Ceapro Shares issued and outstanding as of market close on December 13, 2023. See "Section 4.1 – *Issuance Resolution*". For further information regarding the Combined Company, see "Schedule I – *Information Concerning the Combined Company*" attached to this Circular.

Aeterna Zentaris has applied to list the Consideration Shares and the Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants on the TSX and has filed an initial listing application with the Nasdaq as the exchange has determined that the Arrangement constitutes a "change of control" under its rules and regulations. The Parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and applicable state securities laws with respect to the issuance of the Consideration Shares and the Replacement Options pursuant to the Arrangement.

Following closing, Aeterna Zentaris and Ceapro have agreed to use their commercially reasonable efforts to delist the Ceapro Shares from the TSXV promptly following the Effective Date. Aeterna Zentaris and Ceapro also intend to apply for a decision for Ceapro to cease to be a reporting issuer under the Securities Laws of each jurisdiction of Canada in which it is a reporting issuer, if permitted by applicable Laws.

5.2 Background of the Arrangement

Aeterna Zentaris' management and the Aeterna Zentaris Board regularly reviews its overall corporate strategy and long-term strategic plan with the goal of maximizing shareholder value, including for the purpose of identifying and investigating strategic opportunities and accretive transactions that could complement and expand its existing portfolio. Management also occasionally engages external financial advisors to assist with the review and analysis of its growth strategy. The Arrangement Agreement was the result of arm's length negotiations among representatives of Aeterna Zentaris and Ceapro and their respective legal and financial advisors, as more fully described herein, and the following is a summary of the principal events leading up to the execution and public announcement of the Arrangement.

On December 1, 2021, the Aeterna Zentaris Strategic Committee was established to evaluate, consider, recommend to the Aeterna Zentaris Board and implement opportunities to maximize shareholder value including, without limitation, through financings, mergers and acquisitions, partnerships, business development or other strategic opportunities.

From December 2021 to April 2022, the Strategic Committee met with prospective financial advisors to discuss the potential terms of an engagement in connection with sourcing strategic opportunities for Aeterna Zentaris. In May 2022, the Aeterna Zentaris Strategic Committee retained a financial advisor to identify suitable opportunities for Aeterna Zentaris. From May 2022 to September 2022, the Aeterna Zentaris Strategic Committee, with its financial advisor, engaged in a comprehensive strategic review process, which diverse consideration of value creating alternatives; however the efforts to identify suitable strategic opportunities for Aeterna Zentaris were unsuccessful and, in September 2022, the engagement between Aeterna Zentaris and the financial advisor ended.

Over the course of September 2022, Aeterna Zentaris met with other prospective financial advisors to discuss potential terms of engagement in connection with undertaking a strategic process for Aeterna Zentaris.

On September 23, 2022, the Aeterna Zentaris Strategic Committee engaged Raymond James to provide financial advisory services regarding strategic opportunities for the Corporation.

From early to mid October 2022, Raymond James met with the Aeterna Zentaris Strategic Committee and its legal advisor, Norton Rose, to discuss the Corporation's strategy, the process to be undertaken to identify strategic opportunities for the Corporation and the information that would be shared with potential counterparties.

From mid October to late December 2022, Raymond James reached out to a number of potential counterparties, including Ceapro, to assess their interest in a strategic transaction with the Corporation. Throughout this period, Raymond James and members of management of the Corporation engaged certain potential counterparties in discussions regarding potential strategic opportunities and provided the Aeterna Zentaris Strategic Committee with periodic updates on the status of such discussions.

On December 15, 2022, in order to enable ongoing discussion regarding a potential strategic transaction, the Corporation entered into a mutual non-disclosure agreement with Ceapro and commenced a period of reciprocal due diligence, initially focused on the financial aspects of each party's business. Prior to the execution of the mutual non-disclosure agreement, Gilles Gagnon, President and CEO of Ceapro and member of the Ceapro Board and the Aeterna Zentaris Board, declared his conflict of interest and resigned from the Aeterna Zentaris Strategic Committee.

On December 20, 2022, Carolyn Egbert, Chair of the Aeterna Zentaris Strategic Committee, spoke to Geneviève Foster, Chair of the Ceapro Special Committee, at that time, to discuss potential synergies and strategic value for the Parties from a strategic transaction between the Parties.

On January 7, 2023, the Aeterna Zentaris Strategic Committee received an initial draft of a non-binding term sheet (the "**Letter of Intent**") dated January 6, 2023 from Ceapro regarding a potential combination of the two businesses. The Letter of Intent contemplated, among other things: (i) that the proposed strategic transaction would be structured as an all-stock merger acquisition by Ceapro of Aeterna Zentaris, with Shareholders of Aeterna Zentaris owning between 41-45% and Ceapro Shareholders owning 55-59% of the Combined Company, respectively, assuming the Corporation was in possession of between US$25 million to US$30 million of net available cash (being cash that is available for use by the Combined Company at the closing of the transaction subject to adjustments for certain expenses and costs related to the transaction); (ii) a governance structure that would include (A) the CEO of Ceapro, Gilles Gagnon, as CEO of the Combined Company; (B) a board of directors comprised of members from both Parties; and (iii) an exclusivity period through April 7, 2023.

On January 8, 2023, the Aeterna Zentaris Strategic Committee met with their financial and legal advisors, Raymond James and Norton Rose, to discuss the Letter of Intent, its key components and potential next steps. The Aeterna Zentaris Strategic Committee identified a number of terms that would require further negotiation, including with respect to the amount of net available cash to be used in the valuation of the Corporation. The Aeterna Zentaris Strategic Committee instructed Raymond James and Norton Rose to engage with Ceapro's financial and legal advisors, Bloom Burton and Blakes, to consider revisions to the Letter of Intent, determine an optimal transaction structure and to continue to advance the legal and financial diligence review of Ceapro.

On January 12, 2023, following discussions between Raymond James and Bloom Burton regarding certain terms of the Letter of Intent, the Aeterna Zentaris Strategic Committee received an updated Letter of Intent dated January 11, 2023, from Ceapro, which included: (i) a further revised pro forma share ownership distribution range with Shareholders of Aeterna Zentaris owning between 39-47% and Ceapro Shareholders owning between 53-61% of the Combined Company, respectively, and a revised target net available cash of US$25 million to US$35 million; (ii) that the board of the Combined Company would include two existing member of the Aeterna Zentaris Board; and (iii) an extended exclusivity period through April 13, 2023.

On January 16, 2023, the Aeterna Zentaris Strategic Committee held a meeting to review the amended Letter of Intent and supporting documentation as well as receive updates from their advisors on the legal and financial diligence that had been undertaken. The principal points of discussion by the Aeterna Zentaris Strategic Committee related to the treatment of the Corporation's projected net available cash position, certain closing conditions related to the Corporation's Nasdaq listing and the proposed board composition of the Combined Company. The Aeterna Zentaris Strategic Committee instructed Norton Rose to prepare an updated version of the Letter of Intent reflecting its positions with respect to the board composition of the Combined Company and the Corporation's net available cash position.

On January 20, 2023, the Aeterna Zentaris Strategic Committee met to review and approve the updated Letter of Intent. The updated Letter of Intent was provided to Ceapro on January 22, 2023.

On January 26, 2023, the Aeterna Zentaris Strategic Committee received a further updated Letter of Intent from Ceapro, which included revisions to the treatment of the Corporation's net available cash (including the incorporation of a new adjustment for expenses related to Ceapro's listing on the TSX and Nasdaq), the board composition of the Combined Company and an extension of the exclusivity period to March 31, 2023.

On January 28, 2023, the Aeterna Zentaris Strategic Committee met to review the updated Letter of Intent. The Aeterna Zentaris Strategic Committee instructed Raymond James and Norton Rose to engage Ceapro's financial and legal advisors directly to discuss the outstanding business issues with a view to finalizing the Letter of Intent.

Following discussions amongst the advisors, on January 31, 2023, Ceapro provided the Corporation with a further revised Letter of Intent, which reflected further revisions to provisions relating to the treatment of the Corporation's net available cash, including the treatment of certain Ceapro expenses, and the board composition of the Combined Company.

On February 1, 2023, the Corporation provided Ceapro with a further revised Letter of Intent, which included revisions to provisions relating to the treatment of the Corporation's net available cash and timing of its calculation and the board composition of the Combined Company.

On February 5, 2023, Ms. Egbert and Ronald W. Miller, Chair of the Ceapro Board, had a call to discuss and resolve certain key issues between the Parties, including regarding the valuations of the Parties and the board composition of the Combined Company. The Aeterna Zentaris Strategic Committee met on February 5, 2023, following her call with Mr. Miller, and Ms. Egbert conveyed to the Aeterna Zentaris Strategic Committee that while Ceapro intended to proceed with the transaction, it would first reconsider the proposed structure of the transaction before proposing alternative structures for the Aeterna Zentaris Strategic Committee's consideration.

From February 5, 2023 to February 14, 2023, Norton Rose and Raymond James met regularly with Blakes and Bloom Burton, respectively, in an effort to finalize the terms of the Letter of Intent. Following such discussions, on February 14, 2023, Ceapro submitted a further updated Letter of Intent. The updated Letter of Intent contemplated, among other things: (i) that the transaction would be structured as a "reverse takeover" with Aeterna as the purchaser and withSshareholders of Aeterna Zentaris owning 46.8% and Ceapro Shareholders owning 53.2% of the Combined Company, respectively, based on an equity valuation for the Corporation of $22.6 million and assuming the Corporation is in possession of US$35 million of net available cash; (ii) the inclusion of share purchase warrants that would be issued to existing Shareholders in order to unlock the net available cash value of the Corporation; and (iii) a governance structure that would include: (A) the CEO of Ceapro, Gilles Gagnon, as CEO of the Combined Company; and (B) a board of directors comprised of seven (7) members from both parties, with two (2) to three (3) members being existing members of the Aeterna Zentaris Board.

On February 14, 2023, the Aeterna Zentaris Strategic Committee met to discuss the updated Letter of Intent that had been received from Ceapro. At this meeting, based partially on the input from its legal and financial advisors, the Aeterna Zentaris Strategic Committee determined that Aeterna Zentaris should continue negotiations regarding a potential transaction with Ceapro on the basis of the terms set forth in the updated Letter of Intent and the Parties agreed to negotiate exclusively until March 15, 2023 (with an automatic 30-day extension to April 15, 2023 if the Parties did not otherwise terminate the Letter of Intent). The Corporation executed the Letter of Intent with Ceapro on February 15, 2023.

From mid February 2023 to mid March 2023, the Parties, together with their respective financial and legal advisors, continued to undertake legal and financial diligence and discuss post-closing strategies for the Combined Company.

On March 17, 2023, Ms. Egbert met with Geneviève Foster, a member of the Ceapro Board and the Ceapro Special Committee, in Montreal to discuss the terms of the potential transaction and the progress that the Parties had made. Following this meeting, both Ms. Egbert and Ms. Foster determined that further alignment on the terms of the potential transaction were needed and both Parties instructed their advisors to continue engaging in discussions in an effort to finalize the terms of the potential transaction.

From mid March 2023 to mid April 2023, the Parties, together with their respective financial and legal advisors, engaged each other in discussion on the terms of the potential transaction and continued to undertake legal and financial diligence of each other. In mid April 2023, Ceapro indicated to Aeterna Zentaris that, while it remained committed to proceed with the proposed transaction, it was considering the impact of its valuation of the Corporation's pension plan on the overall valuation attributed to Aeterna Zentaris under the transaction. Ceapro requested a two week extension to the exclusivity period.

On April 16, 2023, the Aeterna Zentaris Strategic Committee received a revised Letter of Intent from Ceapro, which was revised to reflect, among other things: (i) a decrease in the Corporation's valuation from $22.6 million to $18 million (resulting in Shareholders of Aeterna Zentaris owning 34% and Ceapro Shareholders owning 66% of the Combined Company, respectively); (ii) the removal of the net available cash closing condition and related adjustment for expenses related to Ceapro's listing on the TSX and Nasdaq; and (iii) the extension of the exclusivity period until May 15, 2023.

The Aeterna Zentaris Strategic Committee met on April 17, 2023 to discuss the revised Letter of Intent and determined that the proposed revisions were a significant departure from the previously agreed to terms of the Letter of Intent that was executed on February 15, 2023. The Aeterna Zentaris Strategic Committee, through their advisors, communicated to Ceapro that they were not receptive to the proposed revisions in the updated Letter of Intent but were committed to continuing to work to resolve the outstanding issues.

On April 29, 2023, Raymond James informed Ceapro's financial advisor, Bloom Burton, that Aeterna Zentaris would be prepared to consider a transaction with Ceapro if the valuation to be attributed to Aeterna Zentaris was to be US$24 million, and Shareholders were to be issued contingent value rights in order to enable them to participate in the future economics of the existing programs at Aeterna Zentaris.

On May 19, 2023, the Aeterna Zentaris Strategic Committee met to discuss the status of the transaction. They determined that, since the Parties had not been able to resolve the outstanding issues identified in the updated Letter of Intent, discussions with Ceapro should be terminated to allow the Corporation to pursue other strategic opportunities.

Thereafter, on June 9, 2023, Raymond James and Bloom Burton discussed the willingness of both Parties to re-engage in discussions along the lines of the transaction last proposed by Ceapro. On June 12, 2023, Ceapro decided to re-engage with Aeterna Zentaris under those conditions and, on June 14, 2023, Ceapro submitted an updated letter of intent to Aeterna Zentaris, which was substantially in the same form that had been submitted to Aeterna Zentaris on April 17, 2023, except that: (i) Aeterna Zentaris's valuation had been increased from US$18 million to US$21 million, resulting in the shareholders of Aeterna Zentaris owning 43% and the Ceapro Shareholders owning 57% of the Combined Company, respectively; (ii) further clarification had been made in respect of the aggregate value of the share purchase warrants, which would be equal to the difference between Aeterna Zentaris' equity valuation of US$21 million and the market capitalization of Aeterna Zentaris at the date of signing of the Arrangement Agreement; and (iii) exclusivity was proposed to be extended until July 15, 2023. These revised terms were agreed to by the Parties and, following various further discussions with Aeterna Zentaris and their respective legal and financial advisors, on July 7, 2023, Blakes delivered to Aeterna Zentaris a first draft of the Arrangement Agreement pursuant to which the proposed transaction would be carried out by way of plan of arrangement. On July 14, 2023, Aeterna Zentaris delivered a revised draft of the Arrangement Agreement to the Ceapro Special Committee. In parallel, from mid-June to mid-August 2023, the Parties, together with their respective financial and legal advisors, recommenced legal and financial diligence and engaged in discussions regarding the various structural elements of the proposed transaction.

During this time period, the Aeterna Zentaris Strategic Committee met on July 18, 2023, July 25, 2023, July 28, 2023, August 1, 2023, August 3, 2023, August 8, 2023 and August 15, 2023 to receive updates from the Corporation's management and its advisors with respect to the proposed transaction, including the due diligence process and related delays the Parties were experiencing in obtaining certain requested information, as well as the status of the Arrangement Agreement.

On August 22, 2023, Giuliano La Fratta, the Corporation's CFO, provided the Aeterna Zentaris Strategic Committee with a summary of the financial diligence work that a third-party provider had undertaken on behalf of the Corporation. The Aeterna Zentaris Strategic Committee discussed the third-party provider's recommendations, including that the Corporation should obtain additional information from Ceapro to support its financial projections and that the Aeterna Zentaris Strategic Committee consider the impact of Ceapro's second quarter financial statements, once publicly filed, on the Arrangement Agreement. The Aeterna Zentaris Strategic Committee instructed Mr. La Fratta and Raymond James to obtain additional financial support for Ceapro's financial projections and determined to resume discussions on the Arrangement Agreement with Ceapro following Ceapro's filing of its second quarter financial statements.

The Aeterna Zentaris Strategic Committee met on August 29, 2023 and September 3, 2023 to discuss Ceapro's second quarter financial results and the impact they had, in part, on the relative valuations of the Parties. The Aeterna Zentaris Strategic Committee, on the advice of its legal and financial advisors and taking into account the reduction in Ceapro's share price and revenue outlook, determined that it would be in the best interests of Shareholders for the Corporation to amend the terms of the transaction to reflect a merger of equals transaction structure, where shareholders of Aeterna Zentaris and Ceapro would each own 50% of the Combined Company on the closing of the transaction and the Combined Company Board would reflect proportionate representation from each of Ceapro and Aeterna Zentaris. The Aeterna Zentaris Strategic Committee instructed Raymond James to engage Bloom Burton to advance this proposal with Ceapro.

Between September 3, 2023 and October 11, 2023, the Parties, together with their respective financial and legal advisors, engaged in discussions and recurring meetings regarding various elements of the proposed transaction and cross-functional due diligence to maintain momentum of the diligence process.

On October 11, 2023, the Parties agreed, in principle, to pursue a merger of equals transaction where, among other things, shareholders of Aeterna Zentaris and Ceapro would each own 50% of the Combined Company and the board of the Combined Company Board would be comprised of four existing Ceapro directors, three members of the existing Aeterna Zentaris Board and Gilles Gagnon, a current member of the Ceapro Board and the Aeterna Zentaris Board.

On October 20, 2023, Blakes delivered a draft Arrangement Agreement to Norton Rose. On November 1, 2023, Norton Rose delivered a revised draft of the Arrangement Agreement to Ceapro. Between November 1, 2023 and December 13, 2023, Aeterna Zentaris' senior management with its financial and legal advisors, finalized its due diligence and the proposed terms of the Arrangement Agreement and advanced the ancillary documents with a view to completing the negotiations and, if desirable, seeking final approval of the Aeterna Zentaris Board. Over the course of this period, numerous further drafts of the Arrangement Agreement and ancillary documents were exchanged between the Parties. In addition, during that period the Aeterna Zentaris Strategic Committee met on November 7, 2023, November 14, 2023, November 21, 2023, November 24, 2023, November 28, 2023, December 5, 2023, December 7, 2023 and December 11, 2023 to receive updates from its senior management and legal and financial advisors on the status of the transaction documents and due diligence.

Early in the morning of December 14, 2023, the Aeterna Zentaris Strategic Committee met with the Aeterna Zentaris Board (excluding Gilles Gagnon, who had his conflict of interest and recused himself from attendance at that meeting) and Aeterna Zentaris' senior management, together with representatives of Norton Rose and Raymond James, to review and consider the terms of the Arrangement Agreement. Representatives of Aeterna Zentaris' senior management and Norton Rose reported on the most recent revisions that had been made to the draft Arrangement Agreement and the ancillary agreements and the Aeterna Zentaris Strategic Committee was provided with the opportunity to ask questions of Aeterna Zentaris' senior management and of the legal and financial advisors. The Aeterna Zentaris Strategic Committee received an oral fairness opinion from Raymond James, which was subsequently confirmed by delivery of a written opinion, that, as of December 14, 2023, the Transaction is fair, from a financial point of view, to the Shareholders. After discussion and consideration, including a review of the transaction terms, the Raymond James Fairness Opinion and other relevant matters, the Aeterna Zentaris Strategic Committee unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Aeterna Zentaris and that the Transaction is fair to the Shareholders and recommended to the Aeterna Zentaris Board that the Aeterna Zentaris Board approve the Arrangement and the entering into of the Arrangement Agreement and ancillary agreements, and recommend that Shareholders vote in favour of the Arrangement.

Following the December 14, 2023 Aeterna Zentaris Strategic Committee and Aeterna Zentaris Board meetings, Aeterna Zentaris and Ceapro executed the Arrangement Agreement early in the morning on December 14, 2023 and jointly announced the Arrangement prior to markets opening on December 14, 2023.

On January 16, 2024, the Arrangement Agreement was amended by the Parties to clarify the timing and sequence of the steps involved in the Plan of Arrangement.

5.3 Recommendations of the Aeterna Zentaris Strategic Committee and Aeterna Zentaris Board

After extensive review and analysis and careful consideration of the above factors, the Aeterna Zentaris Strategic Committee unanimously (i) determined that the Arrangement is fair to the Shareholders; (ii) determined that the Arrangement is in the best interests of Aeterna Zentaris; and (iii) recommended that the Aeterna Zentaris Board recommend that Shareholders vote **FOR** the Issuance Resolution.

After extensive review and analysis and careful consideration of the factors set forth below under the heading "Section 5.4 – *Reasons for the Recommendation*", the recommendation of the Aeterna Zentaris Strategic Committee and the Raymond James Fairness Opinion, the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) unanimously (i) determined that the Arrangement is fair to the Shareholders; (ii) determined that the Arrangement, the election of the Conditional Nominees and the Consolidation are in the best interests of the Corporation; (iii) approved the entering into of the Arrangement Agreement and, subject to approval of the Shareholders, the completion of the issuance of the Consideration Shares and the Aeterna Zentaris New Warrants, the nomination of the Conditional Nominees and the Consolidation; and (iv)

resolved to recommended that the Shareholders vote in favor of the Issuance Resolution, the Conditional Nominee Resolution and the Consolidation Resolution.

The Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) UNANIMOUSLY recommends that Shareholders vote FOR the Issuance Resolution, the Conditional Nominee Resolution and the Consolidation Resolution.

5.4 Reasons for the Recommendation

In reaching its conclusions and formulating its recommendation, the Aeterna Zentaris Board consulted with representatives of Aeterna Zentaris' management team and its legal and financial advisors. The Aeterna Zentaris Board also received the recommendation of the Aeterna Zentaris Strategic Committee, and reviewed a significant amount of technical, financial and operational information relating to Aeterna Zentaris and Ceapro and considered a number of factors and reasons, including those listed below.

The Arrangement is attractive for Shareholders, as it is expected to create a long-term sustainable business, which is optimally positioned to deliver value as the biopharma sector recovers from its current levels. The following is a summary of the principal reasons for the unanimous determination of the Aeterna Zentaris Board that the Arrangement is in the best interests of Aeterna Zentaris and the unanimous recommendation of the Aeterna Zentaris Board that Shareholders vote FOR the Aeterna Zentaris Resolution.

(a) **Greater potential for stable cashflow to support R&D of potentially higher return pharmaceutical products.** Ceapro currently generates revenues from two main active ingredients, oat beta glucan and avenanthramides, extracted and purified using its proprietary technology. Cash from these products are planned to be used along with Aeterna Zentaris' revenue from the commercialization or licensing of the macimorelin product to support the development of the Combined Company's roster of high potential-return products, ideally creating growing and sustainable revenue for the Combined Company and our combined investors.

(b) **Greater diversification of commercial and development product pipeline lowers risk.** The Combined Company will benefit from an extensive and diversified pipeline of innovative products in development, including Ceapro's quicker to market biotechnology products and Aeterna Zentaris' potentially higher return, but longer-horizon, products. With this pipeline rejuvenation, the Combined Company is anticipated to boast:

   (i) more products in the pipeline that are closer to potential commercialization;

   (ii) an enhanced ability to strategically focus financial and company resources in a manner that provides the most value to the combined company and shareholders; and

   (iii) a more compelling value proposition and lower risk profile.

(c) **Expanded pharmaceutical research and development capabilities.** Both Aeterna Zentaris and Ceapro bring deep expertise and knowledge that will play a key role in advancing the Combined Company and development pipeline. The Combined Company will have the infrastructure to support development activities and potentially offer improved efficiencies, in addition to cost savings. As a Combined Company, we will also have an expanded development pipeline of products which we are committed to prioritizing as we evaluate what will provide the best overall potential for the Combined Company, shareholders and consumers.

(d) **Compelling North American + European combination.** Ceapro has an operational presence in North America, which addresses another strategic consideration for Aeterna Zentaris, a Canadian company on North American markets but whose current operational footprint is largely European. While we expect to continue to maintain some presence in Europe, we believe Aeterna Zentaris needs to re-focus our operations within the North American biotechnology market. We believe that combining with Ceapro, who has an

established presence in North America, provides better exposure to potential new investors, business development opportunities and talent.

(e) **Expertise and efficiencies.** Both companies have expertise that can build upon each other, which is expected to result in a stronger Combined Company. For example, Aeterna Zentaris is adept at navigating the conduct of human clinical trials and the crucial regulatory approval process required to bring pharmaceutical products to market. The Combined Company plan to leverage this expertise with the higher value pharmaceutical opportunities being advanced by Ceapro for its active ingredients and technologies.

(f) **Dual-listing expected to improve trading volume and capital market profile.** Shareholders and Ceapro Shareholders will share in future value creation, with existing shareholders of Aeterna and Ceapro, assuming the exercise of the Aeterna Zentaris New Warrants, to each own 50% of the combined company, respectively. The dual Nasdaq and TSX listing is expected to provide additional volume and an improved capital market profile for the Combined Company.

(g) **Strengthened combined balance sheet.** The Combined Company will be well-capitalized to support ongoing commercial operations while strategically investing in product research and development to advance differentiated, innovative products.

(h) **Bolsters financial strength and capital markets profile.** The pro forma cash balance of the Combined Company as at September 30, 2023 of $57 million, with increased public float, liquidity, and access to capital, is expected to provide Aeterna Zentaris with greater capacity to pursue further growth and return capital to Shareholders.

(i) **Accretive transaction.** The Arrangement is expected to deliver cash flow per share and net asset value per share accretion to Aeterna Zentaris.

(j) **Management strength and integration.** Aeterna Zentaris will benefit from the integration of business leadership with extensive experience, bringing together the proven strengths and capabilities and focus on delivering increased value to shareholders. The Combined Company will also provide a platform to recruit qualified successors at both the management and board levels that will drive the success of the Combined Company.

(k) **Synergies.** The complementary nature of Ceapro's and Aeterna Zentaris' combined asset base is expected to provide significant upside, increased diversification, less risk and the potential for improved efficiencies. The Combined Company would also be able to exploit any overlap in administrative functions and expenses that result from the Arrangement. The Combined Company is expected to be a long-term sustainable business, which is optimally positioned to deliver value to shareholders as the biopharma sector recovers from its current trough.

(l) **Risks.** The business, operations, assets, financial condition, operating results and prospects of Aeterna Zentaris are subject to significant uncertainty, including prevailing market conditions in the biopharmaceutical sector. The Combined Company plans to prioritize agility, innovation, and adaptability to navigate the challenges and uncertainties inherent in the biopharmaceutical industry. The Combined Company also plans to implement a robust risk management strategy, and to leverage the combined expertise of Aeterna Zentaris and Ceapro to identify and address potential challenges. Continuous monitoring of industry trends and proactive decision-making is anticipated to be key to maintaining a competitive edge.

In making its determinations and recommendations, the Aeterna Zentaris Board also observed that a number of procedural safeguards were in place to permit the Aeterna Zentaris Board to protect the interests of Aeterna Zentaris, Shareholders and other Aeterna Zentaris stakeholders. These procedural safeguards include, among others:

(a) **Raymond James Fairness Opinion.** The Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board received an opinion from Raymond James dated December 14, 2023, as to the fairness to the Shareholders, from a financial point of view, of the consideration to be paid by Aeterna Zentaris under the

Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See "Section 5.5 – *Fairness Opinion*". A complete copy of the Raymond James Fairness Opinion is included as "Schedule E – *Raymond James Fairness Opinion*" attached to this Circular.

(b) **Role of Aeterna Zentaris Strategic Committee.** The Arrangement was reviewed and evaluated by the Aeterna Zentaris Strategic Committee, comprised of members of the Aeterna Zentaris Board who are independent of Ceapro. Following consultation with its legal and financial advisors and receipt of the Raymond James Fairness Opinion, the Aeterna Zentaris Strategic Committee unanimously recommended to the Aeterna Zentaris Board that the Aeterna Zentaris Board determine that the Arrangement and entering into the Arrangement Agreement are in the best interest of Aeterna Zentaris and that the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) recommend that Shareholders vote in favour of the Issuance Resolution.

(c) **Due diligence.** Management of Aeterna Zentaris and its technical, legal and financial advisors conducted extensive due diligence on Ceapro from January to March 2023 (with respect to publicly available information) and from April to December 2023 (with respect to non-public information contained in Ceapro's virtual data room). In addition, management of Aeterna Zentaris completed diligence on the business of Ceapro, including, without limitation, a comprehensive patent portfolio analysis; human resource due diligence; Ceapro business plan assessment; operational due diligence; analysis and assessment of quality overall summary (QOS) related to the investigational medicinal product (IMP) for Ceapro's phase II clinical trial application for avenanthramide tablets; assessment of good clinical practice (GCP) and good manufacturing practice (GMP) with respect to clinical activities; assessment of COREALIS Pharma documentation related to avenanthramide tablets manufacturing; and assessment of notice of authorization for the clinical trial application for avenanthramide CP-AV-106F (Tablet).

(d) **Arm's length transaction.** The terms of the Arrangement Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Aeterna Zentaris Strategic Committee, as well as Aeterna Zentaris' legal counsel and financial advisors.

(e) **Conduct of Aeterna Zentaris' business.** The Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board believe that the restrictions imposed on Aeterna Zentaris' business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

(f) **Ability to respond to Superior Proposals.** Notwithstanding the limitations contained in the Arrangement Agreement on Aeterna Zentaris' ability to solicit interest from third parties, the Arrangement Agreement allows the Aeterna Zentaris Board, in the exercise of its fiduciary duties, to engage in discussions or negotiations regarding any unsolicited competing Acquisition Proposals for Aeterna Zentaris that constitutes or would reasonably be expected to constitute a Superior Proposal. See "Section 6.4 – *Other Covenants – Superior Proposals*".

(g) **Reasonable Ceapro Termination Fee.** The amount of the Ceapro Termination Fee, being $500,000, payable under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size of the Arrangement. See "Section 6.7 – *Termination Fees*".

(h) **Shareholder Approval.** The Issuance Resolution must be approved by the affirmative vote of at least a simple majority (50% plus one vote) of the votes cast by Shareholders present in person (or online) or represented by proxy and entitled to vote at the Meeting.

(i) **Deal Certainty.** The completion of the Arrangement is subject to a limited number of conditions, which in the view of the Aeterna Zentaris Board, after receiving legal and financial advice, are reasonable in the circumstances. Accordingly, it offers relative deal certainty.

The Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including certain matters described under the heading "Section 11 – *Risk Factors*". The Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-

Participating Director) believed that overall, the anticipated benefits of the Arrangement to Aeterna Zentaris outweighed these risks and negative factors.

The information and factors described above and considered by the Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) in reaching their determinations and recommendations are not intended to be exhaustive, but include material factors considered by the Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board. In view of the wide variety of factors and the amount of information considered in connection with the Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board's evaluation of the Arrangement and the complexity of these matters, the Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board did not find it practicable to, and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusion and recommendation. The recommendation of the Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) was made after consideration of all of the above-noted and other factors and in light of the Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board's knowledge of the business, financial condition and prospects of Aeterna Zentaris and Ceapro and were based upon the advice of Aeterna Zentaris' financial advisors and legal counsel. In addition, individual members of the Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board may have assigned different weights to different factors.

5.5 Raymond James Fairness Opinion

Aeterna Zentaris retained Raymond James to act as its financial advisor in connection with the Arrangement. As part of this mandate, Raymond James was requested to provide the Aeterna Zentaris Board with its opinion as to the fairness to Shareholders, from a financial point of view, of the Exchange Ratio under the Arrangement.

In connection with the Arrangement, Raymond James provided the Aeterna Zentaris Board with a written opinion on December 14, 2023 that on the basis of the particular assumptions, limitations and qualifications set forth therein, Raymond James is of the opinion that, as of December 14, 2023, and after giving effect to the issuance of the Aeterna Zentaris New Warrants, the Exchange Ratio is fair, from a financial point of view, to Shareholders.

The full text of the Raymond James Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Raymond James Fairness Opinion, is included as "Schedule E – *Raymond James Fairness Opinion*" attached to this Circular. This summary of the Raymond James Fairness Opinion is qualified in its entirety by the full text of the opinion and the Shareholders are urged to review the Raymond James Fairness Opinion in its entirety.

The Raymond James Fairness Opinion was prepared at the request of and for the information and assistance of the Aeterna Zentaris Board in connection with its consideration of the Arrangement. The Raymond James Fairness Opinion does not constitute a recommendation as to whether or not Shareholders should vote in favour of the Aeterna Zentaris Resolutions or any other matter. The Raymond James Fairness Opinion is one of a number of factors taken into account by the Aeterna Zentaris Strategic Committee and the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director), as applicable, in recommending and approving the terms of the Arrangement Agreement and the Plan of Arrangement, determining that the Arrangement is in the best interests of Aeterna Zentaris and unanimously (excluding the Aeterna Zentaris Non-Participating Director) recommending that Shareholders vote FOR the Issuance Resolution.

Pursuant to the terms of the engagement letter with the Aeterna Zentaris Board, dated effective September 23, 2022, Aeterna Zentaris has agreed to pay Raymond James a fee for rendering its opinion and certain fees for its advisory services in connection with the Arrangement, which is payable upon the completion of the Arrangement. Aeterna Zentaris has also agreed to reimburse Raymond James for its reasonable travel and out-of-pocket expenses and to indemnify Raymond James in certain circumstances. Neither Raymond James nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Aeterna Zentaris or Ceapro or any of their respective associates or affiliates.

5.6 Principal Steps of the Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached hereto as "Schedule D – *Plan of Arrangement*" and as Schedule A to the Arrangement

Agreement, which has been filed by Aeterna Zentaris on its SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov.

If the Issuance Resolution, the Conditional Nominee Resolution and the Consolidation Resolutions are approved at the Meeting, the Arrangement Resolution is approved at the Ceapro Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time (which will be at 12:01 a.m. (Edmonton time)) on the Effective Date (which is expected to occur on April 1, 2024). Each of the events set out below will occur and will be deemed to occur sequentially in the following order, except where noted, without any further authorization, act or formality on the part of any person:

(a) immediately prior to the Effective Date and not through the effect of the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, Aeterna Zentaris shall issue 2,534,424 Aeterna Zentaris New Warrants to the holders of Common Shares and the holders of Aeterna Zentaris Adjusted Warrants;

(b) each Ceapro Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall cease to represent an option or other right to acquire Ceapro Shares and shall, without any further act or formality by or on behalf of the holder thereof, be exchanged by the holder thereof for a Replacement Option to acquire from Aeterna Zentaris such number of Common Shares equal to the product of: (A) that number of Ceapro Shares that were issuable upon exercise of such Ceapro Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of a Common Share on any particular exercise of Replacement Options, then the number of Common Shares otherwise issued shall be rounded down to the nearest whole number of Common Shares. The exercise price per Common Share subject to a Replacement Option shall be an amount equal to the quotient of: (A) the exercise price per Ceapro Share subject to each such Ceapro Option immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. All other terms and conditions of a Replacement Option, including the term to expiry, vesting requirements, conditions to and manner of exercising, will be subject to and in accordance with the Aeterna Zentaris Stock Option Plans, as the same may be amended from time to time, and the rules and regulations of the TSX and Nasdaq. Notwithstanding any of the foregoing, in respect only of Ceapro Optionholders whom are resident in Canada (within the meaning of the Tax Act) or who received their Ceapro Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Ceapro Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Ceapro Option In-The-Money Amount in respect of the Ceapro Option for which it is exchanged, then the exercise price per Common Share of such Replacement Option will be increased accordingly by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Ceapro Option In-The-Money Amount in respect of such Ceapro Option. It is further intended that each Ceapro Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the Code and further that if such Ceapro Option is an "incentive stock option" (as defined in Section 422 of the Code) in a manner compliant with Section 424 of the Code, this Section 2.03(b) will be construed consistently with such intent;

(c) subject to Section 3.01 of the Plan of Arrangement, each Ceapro Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall, without any further act or formality by or on behalf of the Dissenting Shareholder, be deemed to be assigned and transferred by the Dissenting Shareholder to Ceapro in consideration for a debt claim against Ceapro for the amount determined under Article 3 of the Plan of Arrangement, and:

    (i) such Dissenting Shareholder shall cease to be the holder thereof and shall cease to have any rights as a Ceapro Shareholder other than the right to be paid the fair value of such Ceapro Shares in accordance with the Plan of Arrangement;

(ii) the name of each Dissenting Shareholder shall be removed as the holder of such Ceapro Shares from the register of Ceapro Shareholders as of the Effective Time;

(iii) each Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to assign and transfer such Ceapro Share in accordance with Section 2.03(c) of the Plan of Arrangement; and

(iv) Aeterna Zentaris shall be deemed to be the transferee of such Ceapro Shares free and clear of all Liens and shall be entered in the register of holders of the Ceapro Shares maintained by or on behalf of Ceapro.

(d) each Ceapro Share held by a Ceapro Shareholder (other than Ceapro Shares held by Dissenting Shareholders) shall, without any further act or formality by or on behalf of the Ceapro Shareholders, be deemed to be assigned and transferred by the holder thereof to Aeterna Zentaris in exchange for the Consideration Shares, and:

(i) such Ceapro Shareholder shall cease to be the holder thereof and shall cease to have any rights as a Ceapro Shareholder other than the right to be paid the Consideration Shares in accordance with the Plan of Arrangement;

(ii) the name of each Ceapro Shareholder shall be removed as the holder of such Ceapro Shares from the register of Ceapro Shareholders as of the Effective Time;

(iii) each Ceapro Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to assign and transfer such Ceapro Share in accordance with Section 2.03(d) of the Plan of Arrangement; and

(iv) Aeterna Zentaris shall be deemed to be the transferee of such Ceapro Shares free and clear of all Liens and shall be entered in the register of holders of the Ceapro Shares maintained by or on behalf of Ceapro.

5.7 Aeterna Zentaris New Warrants and Aeterna Zentaris New Warrant Agreement

In connection with the Arrangement Agreement, Aeterna Zentaris has agreed to enter into the Aeterna Zentaris New Warrant Agreement with the Aeterna Zentaris Warrant Agent, substantially in the form attached to this Circular as "Schedule F – *Aeterna Zentaris New Warrant Agreement*". The Aeterna Zentaris New Warrant Agreement provides for the issuance of the Aeterna Zentaris New Warrants.

A summary of the material terms of the Aeterna Zentaris New Warrant Agreement is set forth below:

- Issue of Warrants: Prior to the closing of the Arrangement, (i) Shareholders as of the Warrant Issuance Record Date will receive 0.47698 of an Aeterna Zentaris New Warrant for each Common Share held, and (ii) holders of Aeterna Zentaris Adjusted Warrants as of the Warrant Issuance Record Date will receive 0.47698 Aeterna Zentaris New Warrants for each Aeterna Zentaris Adjusted Warrant held. Each whole Aeterna Zentaris New Warrant entitles the holder of such warrant to purchase from Aeterna Zentaris one Common Share at an exercise price of US$0.01 (the "**Exercise Price**").

  Each Aeterna Zentaris New Warrant expires three years from the date of issuance (the "**Expiry Date**"). The Aeterna Zentaris New Warrants will only be issued if the Final Order is obtained.

  No fractional Aeterna Zentaris New Warrants will be issued and the number of Aeterna Zentaris New Warrants issued to each holder will be rounded down the nearest whole number of Aeterna Zentaris New Warrants. No consideration will be paid for any rounded down fraction of an Aeterna Zentaris New Warrant.

- Holders: Aeterna Zentaris New Warrants will be distributed as a record date distribution to Shareholders as of the Warrant Issuance Record Date.

- Exercise of Warrants: Aeterna Zentaris New Warrants are exercisable at any point up and until the Expiry Date. Exercise of the Aeterna Zentaris New Warrants will be through a cashless exercise and no fractional Common Shares will be issued upon the exercise of Aeterna Zentaris New Warrants. Upon due exercise, each holder of Aeterna Zentaris New Warrants will receive a number of Common Shares equal to the aggregate number of Common Shares for which the Aeterna Zentaris New Warrants are exercised less the number of Common Shares that have an aggregate market price on the trading day on which such Aeterna Zentaris New Warrants are exercised that is equal to the Exercise Price for such Common Shares. All Aeterna Zentaris New Warrants must be exercised on a cashless basis.

  Beneficial holders of Aeterna Zentaris New Warrants can exercise their Aeterna Zentaris New Warrants by following the processes required by the Intermediary that holds their Aeterna Zentaris New Warrants on their behalf. Registered holders of Aeterna Zentaris New Warrants can exercise their Aeterna Zentaris New Warrants by (i) completing the exercise notice attached to the warrant certificate which will be in the form attached as Schedule "B" to the Aeterna Zentaris New Warrant Agreement (see "Schedule F – *Aeterna Zentaris New Warrant Agreement*"), and (ii) delivering such warrant certificate and the executed exercise notice to the Aeterna Zentaris Warrant Agent.

- Expiry Date: The Aeterna Zentaris New Warrants expire at the Expiry Time on the Expiry Date, being the date which is three years from the date of issuance. The Expiry Time means 4:30 p.m. (Toronto time) on the Expiry Date or such earlier time as may be required by the Intermediaries holding Aeterna Zentaris New Warrants on behalf of beneficial holders.

- Adjustment Provisions: The Exercise Price and exercise number of the Aeterna Zentaris New Warrants are subject to adjustment upon the occurrence of certain events, including, among other things, stock splits, subdivisions, reclassifications, combinations, distributions of securities, certain repurchases of Common Shares and certain transactions involving Aeterna Zentaris.

- No Listing: The Aeterna Zentaris New Warrants will not be listed for trading on any stock exchange, including the TSX or the Nasdaq.

- Warrant Agent: Aeterna Zentaris will appoint Computershare Trust Company of Canada, a trust company licensed to carry on trust business in all provinces of Canada, as the Aeterna Zentaris Warrant Agent under the Aeterna Zentaris New Warrant Agreement. The Aeterna Zentaris Warrant Agent will remain unchanged following the completion of the Arrangement.

- Transferability of Warrants: Subject to applicable laws, Aeterna Zentaris New Warrants and all rights attached thereto may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, by the holders. Holders are urged to consult legal counsel before effecting a transfer of Aeterna Zentaris New Warrants. Beneficial holders of Aeterna Zentaris New Warrants will need to comply with the procedures required by the Intermediaries who hold the Aeterna Zentaris New Warrants on their behalf to transfer their Aeterna Zentaris New Warrants.

Transfer Agent and Warrant Agent

Computershare Trust Company of Canada, the transfer agent of Aeterna Zentaris can be contacted either by mail at Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto (Ontario) M5J 2Y1, by telephone at 1.800.564.6253, by fax at 1.888.453.0330 or by Internet at www.investorcentre.com/service, or in French at www.centredesinvestisseurs.com/service. Computershare Trust Company of Canada is also the warrant transfer agent of Aeterna Zentaris and can be contacted either by mail at Computershare Trust Company of Canada, 650 Blvd. De Maisonneuve West, 7th Floor, Montreal, Quebec H3A 3T2 or by email at noticesctmontreal@computershare.com.

5.8 Procedure for the Arrangement to Become Effective

Procedure

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

- the Shareholder Approvals must be obtained;
- the Ceapro Securityholder Approval must be obtained;
- the Court must grant the Final Order approving the Arrangement;
- all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party;
- the Final Order and the Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director; and
- the Certificate of Arrangement must be issued by the Director.

Time for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Edmonton time) on the Effective Date, being the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the Certificate of Arrangement having been issued by the Director.

The Effective Date will occur following the satisfaction or waiver of all conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date). If the Meeting and the Ceapro Meeting are held as scheduled and are not adjourned and/or postponed and the Shareholder Approval is obtained and the Ceapro Securityholder Approval is obtained, it is expected that Ceapro will apply for the Final Order approving the Arrangement on March 27, 2024. If the Final Order is obtained in a form and substance satisfactory to Aeterna Zentaris and Ceapro, and the applicable conditions to completion of the Arrangement are satisfied or waived (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date), Aeterna Zentaris expects the Effective Date to occur on April 1, 2024; however, it is possible that completion may be delayed beyond this date if the conditions to implementation of the Arrangement cannot be met on a timely basis. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date, which date can be extended by mutual agreement of the Parties.

Although Aeterna Zentaris' and Ceapro's objective is to have the Effective Date occur as soon as reasonably practicable after the Meeting and the Ceapro Meeting, the Effective Date could be delayed for several reasons, including, but not limited to, any delay in obtaining any required Stock Exchange Approvals or Regulatory Approvals. Aeterna Zentaris or Ceapro may determine not to complete the Arrangement without prior notice to, or action on the part of, Shareholders or the Ceapro Securityholders. See "Section 6.4 – *Additional Covenants*".

5.9 Ceapro Securityholder Approval of the Arrangement

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of:

(a) at least $66^{2/3}$% of the votes cast by the Ceapro Shareholders, present in person or represented by proxy at the Ceapro Meeting; and

(b) at least $66^{2/3}\%$ of the votes cast by the Ceapro Securityholders present in person or represented by proxy at the Ceapro Meeting, voting together as a single class,

(the "**Ceapro Securityholder Approval**").

5.10 Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of the Ceapro Circular, Ceapro obtained the Interim Order providing for the calling and holding of the Ceapro Meeting and other procedural matters.

Subject to the approval of the Arrangement Resolution by the Ceapro Securityholders at the Ceapro Meeting and the approval of the Issuance Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on March 27, 2024 at 2:00 p.m., or as soon thereafter as is reasonably practicable. At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit and subject to the terms of the Arrangement Agreement. The Court has further been advised that the Final Order granted by the Court will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Consideration Shares and the Replacement Options to be issued pursuant to the Arrangement.

Participation in the hearing on the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court. Any Ceapro Securityholder or other person who wishes to participate, to appear, to be represented, and to present evidence or arguments at the hearing, must serve and file a notice of appearance and satisfy the other requirements of the Court, as directed in the Interim Order appended to the Ceapro Circular as Appendix D and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a notice of appearance in compliance with the Interim Order will be given notice of the new date.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, then the Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Although Aeterna Zentaris and Ceapro's objective is to have the Effective Date occur as soon as possible after the Meeting and the Ceapro Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required approvals or clearances. Aeterna Zentaris or Ceapro may determine not to complete the Arrangement without prior notice to or action on the part of Shareholders or the Ceapro Securityholders. See "Section 6.4 – *Additional Covenants*".

5.11 Treatment of Incentive Securities

As more particularly set forth in the Plan of Arrangement, each Ceapro Option outstanding immediately prior to the Effective Time (whether vested or unvested) will cease to represent an option or other right to acquire Ceapro Shares and will be exchanged for a Replacement Option to purchase from Aeterna Zentaris such number of Common Shares equal to (A) that number of Ceapro Shares that were issuable upon exercise of such Ceapro Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Common Shares, at an exercise price per Common Share equal to the quotient determined by dividing: (X) the exercise price per Ceapro Share at which such Ceapro Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. All other terms and conditions of such Replacement Option, including the term to expiry, vesting requirements and conditions to and manner of exercising, shall be the same as the Ceapro Option for which it was exchanged, and any certificate or option agreement previously evidencing the Ceapro Option shall thereafter evidence and be deemed to evidence such Replacement Option, subject to certain adjustments and considerations more particularly set forth in the Arrangement Agreement with respect to Canadian and United States tax matters.

5.12 The Consolidation

Reason For the Consolidation Resolution

The Common Shares are currently listed on both the Nasdaq and the TSX under the symbol "AEZS". Under the rules and regulations of the Nasdaq, the Arrangement is considered to be a business combination resulting in a change of control and, therefore, Aeterna Zentaris is required to submit a new application to list the Common Shares on Nasdaq following the completion of the Arrangement. In connection with the Nasdaq change of control application, the Combined Company must also satisfy the initial listing requirements of the Nasdaq.

Accordingly, the Consolidation Resolution is being proposed with a range of potential Consolidation Ratios from three (3) to four (4) pre-Consolidation Common Shares for every one (1) post-Consolidation Common Share, with the exact Consolidation Ratio to be determined by the Aeterna Zentaris Board in its sole discretion, in order to ensure that Aeterna Zentaris meets the Nasdaq listing requirements under Nasdaq Listing Rules 5505(a) and (b). Nasdaq Listing Rules 5505(a) and (b) require, among other things, that listed securities of Aeterna Zentaris have a minimum bid price of US$4.00 per share or a minimum closing price of US$2.00 to US$3.00 per share, with the specific requisite price based on the satisfaction of certain financial and liquidity requirements set forth in such rules (collectively, the "**Bid Price Rule**"). To ensure that Aeterna Zentaris meets the Bid Price Rule, the Aeterna Zentaris Board determined that the Consolidation Ratio of one post-Consolidation Common Share for every three to four pre-Consolidation Common Shares is in the best interest of the Corporation.

In determining the precise Consolidation Ratio within the aforementioned range of ratios to implement, if any, following the receipt of Shareholder Approval, the Aeterna Zentaris Board may consider, among other things, factors such as:

(a) the treatment of the Arrangement as a business combination under the Nasdaq policies;

(b) the number of Consideration Shares issuable in connection with the Arrangement;

(c) the number of Common Shares issuable upon the exercise of Replacement Options and Aeterna Zentaris New Warrants;

(d) the number of Common Shares issuable upon the exercise of currently outstanding convertible securities;

(e) the outlook for the trading price of the Common Shares;

(f) threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

(g) the greatest overall reduction of our administrative costs; and

(h) prevailing general market and economic conditions.

General Effects of the Consolidation

At the close of business on February 9, 2024, the closing price of the Common Shares on the TSX was $2.40 per Common Share, the closing price of the Common Shares on the Nasdaq was US$1.79 per Common Share, and there were 4,855,876 Common Shares issued and outstanding. Based on such number of issued and outstanding Common Shares, immediately following the completion of the Consolidation, there will be approximately 1,618,625 Common Shares issued and outstanding if the Aeterna Zentaris Board elects to use the minimum ratio of 3:1 and approximately 1,213,969 Common Shares issued and outstanding if the Aeterna Zentaris Board elects to use the maximum ratio of 4:1 (in each case disregarding any resulting fractional Common Shares).

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Consolidation will not be affected by the Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Consolidation will generally continue to hold 2% of the voting power attached to the Common Shares

immediately after the implementation of the Consolidation. The number of registered Shareholders will not be affected by the Consolidation.

The Consolidation may result in some Shareholders owning "odd lots" of fewer than 100 Common Shares. Odd lot Common Shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in "round lots" of even multiples of 100 Common Shares. The Aeterna Zentaris Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Consolidation.

Effect on Beneficial Shareholders

Beneficial Shareholders (i.e. non-registered Shareholders) holding Common Shares through an Intermediary (a securities broker, dealer, bank or financial institution) should be aware that the Intermediary may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for registered Shareholders. If Shareholders hold their Common Shares through an Intermediary and they have questions in this regard, they are encouraged to contact their Intermediaries.

Effect on Aeterna Zentaris Adjusted Warrants

As of the date of this Circular, we had outstanding Aeterna Zentaris Adjusted Warrants to acquire 457,648 Common Shares. The terms of each of our outstanding Aeterna Zentaris Adjusted Warrants require that adjustments be made to both the number of Common Shares underlying the Aeterna Zentaris Adjusted Warrants as well as the applicable Exercise Price(s) in accordance with a specific formula set out in the Aeterna Zentaris Adjusted Warrants. In addition, we will, in accordance with the terms of the Aeterna Zentaris Adjusted Warrants in the event the Consolidation is implemented, deliver to each holder of Aeterna Zentaris Adjusted Warrants a confirmation of the post-Consolidation number of Common Shares underlying the Aeterna Zentaris Adjusted Warrants as well as the adjusted Exercise Price(s).

Effect on Stock Options

As of the date of this Circular, there were 53,400 Aeterna Zentaris Options issued and outstanding under the Aeterna Zentaris Stock Option Plans to acquire an equal number of Common Shares. The Aeterna Zentaris Stock Option Plans authorize the Aeterna Zentaris Board to make appropriate adjustments to any outstanding Aeterna Zentaris Options in the event of any change in the Common Shares through a consolidation of the Common Shares. The Aeterna Zentaris Board has determined that upon the implementation of the Consolidation, each then outstanding Aeterna Zentaris Option will be adjusted as follows:

- the number of unissued Common Shares that may be purchased through the exercise of an Aeterna Zentaris Option will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Consolidation Ratio; and

- the price for which one (1) Common Share may be purchased pursuant to the exercise of an Aeterna Zentaris Option will be increased in inverse proportion to the reduction in the number of Common Shares based on the Consolidation Ratio.

Effect on Aeterna Zentaris DSUs

As of the date of this Circular, there were 196,920 Aeterna Zentaris DSUs issued and outstanding under the 2018 Long-Term Incentive Plan. The 2018 Long-Term Incentive Plan authorizes the Aeterna Zentaris Board to make appropriate adjustments to any outstanding Aeterna Zentaris DSUs in the event of any change in the Common Shares through a consolidation of the Common Shares.

The Aeterna Zentaris Board has determined that upon the implementation of the Consolidation, each then outstanding Aeterna Zentaris DSU will be adjusted such that the number of Common Shares (or the cash equivalent) that a holder of Aeterna Zentaris DSU will receive upon settlement of such Aeterna Zentaris DSU will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Consolidation Ratio.

Effect on Share Certificates

If the Consolidation is approved by the Shareholders and subsequently implemented by the Aeterna Zentaris Board, those registered Shareholders who will hold at least one (1) post-Consolidation Common Share will be required to exchange their share certificate representing pre-Consolidation Common Shares for share certificates representing post-Consolidation Common Shares following the Consolidation or, alternatively, a DRS representing the number of post-Consolidation Common Shares they hold following the Consolidation. The DRS is an electronic registration system which allows shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS, rather than a physical share certificate.

If the Consolidation is implemented, Aeterna Zentaris or its transfer agent will mail to each registered Shareholder a letter of transmittal in connection with the Consolidation. Each registered Shareholder must complete and sign a letter of transmittal after the Consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholders' pre-Consolidation Common Shares. Aeterna Zentaris' transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a share certificate representing the number of post-Consolidation Common Shares to which the registered Shareholder is entitled or, alternatively, a DRS representing the number of post-Consolidation Common Shares the registered Shareholder holds following the Consolidation. Non-registered Shareholders who hold their Common Shares through a bank, broker or financial Intermediary and who have questions regarding how the Consolidation will be processed should contact their Intermediary with respect to the Consolidation.

Until surrendered to Aeterna Zentaris' transfer agent, each share certificate and DRS representing a pre-Consolidation Common Share will be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the registered Shareholder is entitled as a result of the Consolidation. No delivery of a new share certificate to a Shareholder will be made until the Shareholder surrenders its certificates representing the pre-Consolidation Common Shares along with the letter of transmittal to the transfer agent in the manner detailed herein.

Any registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that Aeterna Zentaris and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method of delivery of the share certificates and letters of transmittal to Aeterna Zentaris' transfer agent is the responsibility of the registered Shareholder and neither the transfer agent nor Aeterna Zentaris will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued in connection with the Consolidation and no cash will be paid in lieu of fractional post-Consolidation Common Shares. No amount will be paid by Aeterna Zentaris for any fractional shares. After the Consolidation, Shareholders will have no further interest with respect to their fractional Common Shares and such Shareholders will not have any voting, dividend or other rights in respect of such fractional Common Shares. In the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the occurrence of the Consolidation such fractional Common Share will be deemed to have been tendered by its registered owner to Aeterna Zentaris for cancellation for no consideration.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to the proposed Consolidation.

Accounting Consequences

If the Consolidation is implemented, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or

loss per Common Share and other per Common Share amounts for periods ending before the Consolidation took effect would be recast to give retroactive effect to the Consolidation.

5.13 Certain Canadian Federal Income Tax Consequences

The following summary fairly describes certain Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial holder of Common Shares, and of Aeterna Zentaris New Warrants acquired pursuant to the Arrangement, who for purposes of the Tax Act and at all relevant times, holds their Common Shares and Aeterna Zentaris New Warrants as capital property, and deals at arm's length and is not affiliated with Aeterna Zentaris (in this section, a "**Holder**"). Generally, the Common Shares will be considered to be capital property of a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a "financial institution" for purposes of section 142.2 of the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) that has elected to report its results in a currency other than Canadian dollars under section 261 of the Tax Act; (iv) an interest in which or whose Common Shares are a "tax shelter" or a "tax shelter investment" for purposes of the Tax Act; (v) that is a "foreign affiliate" (as defined in the Tax Act) of a taxpayer resident in Canada; (vi) that is a corporation that is, or becomes as part of a transaction or event or a series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident Corporation for the purpose of the foreign affiliate dumping rules in section 212.3 of the Tax Act; (vii) that has entered into or will enter into, in respect of the Common Shares, a "synthetic disposition arrangement" or a "derivative forward agreement" for the purposes of the Tax Act; or (viii) that is a partnership. In addition, this summary does not discuss all of the tax considerations applicable to a Holder who acquired Common Shares pursuant to an employment compensation plan, such as the 2018 Long-Term Incentive Plan. **Such Holders should consult their own tax advisors.**

This summary also does not discuss the tax considerations applicable to Holders or any other person that beneficially owns an Aeterna Zentaris Adjusted Warrant. All such persons should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (in this section, the "Tax Proposals") before the date hereof, and the current published administrative policies and assessing practices of the CRA. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada (a "**Resident Holder**").

Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares received under the Arrangement and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made or in any subsequent taxation year, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether or will hold their Common Shares as capital property and whether such election can or should be made.

Distribution of the Aeterna Zentaris New Warrants

Generally, the conferral on all holders of common shares of a corporation of a right to acquire additional shares of the corporation, such as the Aeterna Zentaris New Warrants, is not a taxable benefit for the purposes of the Tax Act provided that identical rights are conferred on all holders of common shares of the corporation. The CRA's published administrative policy is that if, at the time a corporation issues rights to acquire additional shares, it is known that certain shareholders will not, or will not be entitled to, exercise or dispose of their rights, identical rights are not considered to have been conferred on all shareholders. While the terms of the Aeterna Zentaris New Warrant Agreement provide a Beneficial Ownership Limitation on exercise (as defined in the Aeterna Zentaris New Warrant Agreement) management has no reason to believe that, at the time Aeterna Zentaris New Warrants will be distributed to all Holders, the Beneficial Ownership Limitation will apply to restrict the ability of any Holder to fully exercise the Aeterna Zentaris New Warrants distributed to them. Accordingly, Resident Holders should not be subject to tax under the Tax Act as a consequence of the distribution of the Aeterna Zentaris New Warrants.

Dispositions of the Aeterna Zentaris New Warrants

Upon a disposition or a deemed disposition of an Aeterna Zentaris New Warrant a Resident Holder generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of the Aeterna Zentaris New Warrant to the Resident Holder.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any such capital gain (a "**taxable capital gain**"). Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any such capital loss (an "**allowable capital loss**") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

Individuals (including certain trusts) who realize net capital gains may be subject to an alternative minimum tax under the Tax Act. Tax Proposals released on August 4, 2023 contain revisions to the minimum tax rules which, if enacted, will apply to taxation years that begin after 2023. Resident Holders should obtain independent advice from their tax advisor on the proposed changes to the alternative minimum tax and the consequences therefrom.

Additional Refundable Tax

A Resident Holder that is, throughout the taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) or a "substantive CCPC" (as defined in Tax Proposals contained in Bill C-59 tabled on November 21, 2023 that are proposed to be effective for taxation years that end on or after April 7, 2022) at any time in the year, may be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, including amounts in respect of interest and taxable capital gains.

Exercise of the Aeterna Zentaris New Warrants

No gain or loss will be realized by a Resident Holder on the exercise of an Aeterna Zentaris New Warrant to acquire a Common Share. When an Aeterna Zentaris New Warrant is exercised, the Resident Holder's cost of the Common Share acquired thereby will be equal to the aggregate of the adjusted cost base to the Resident Holder of the Aeterna Zentaris New Warrant so exercised and the Exercise Price paid for the Common Share. The Resident Holder's adjusted cost base of the Common Share so acquired will be determined by averaging the cost of the Common Share with the adjusted cost base to the Holder of all Common Shares of Aeterna Zentaris held as capital property immediately before the acquisition of the Common Share acquired through the exercise of the Aeterna Zentaris New Warrant.

The Consolidation

Pursuant to the Consolidation, all issued and outstanding Common Shares will be consolidated on the basis of one post-Consolidation Common Share for every three to four pre-Consolidation Common Shares. This consolidation will not give rise

to a disposition of Common Shares for purposes of the Tax Act and no tax will be payable by a Resident Holder on the Consolidation.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not, and will not, use or hold, and is not deemed to, and will not be deemed to, use or hold, Common Shares in connection with carrying on a business in Canada (a "**Non-Resident Holder**"). Special rules, which are not discussed in this summary, apply to a Holder that is an "authorized foreign bank" (as defined in the Tax Act) or an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Distribution of the Aeterna Zentaris New Warrants

As discussed under the heading "*Canadian Federal Income Tax Considerations – Holders Resident in Canada – Distribution of Aeterna Zentaris New Warrants*", based on CRA's published administrative policy the distribution of the Aeterna Zentaris New Warrants should not be a taxable benefit under the Tax Act. A Non-Resident Holder should therefore not be subject to tax under the Tax Act in respect of the distribution.

Dispositions of the Aeterna Zentaris New Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Aeterna Zentaris New Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless such Aeterna Zentaris New Warrant constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which includes the TSX), at the time of disposition, the Aeterna Zentaris New Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non-Resident Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of Aeterna Zentaris; and (ii) more than 50% of the fair market value of the shares of Aeterna Zentaris was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, an Aeterna Zentaris New Warrant may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances.

Non-Resident Holders whose Aeterna Zentaris New Warrants may constitute taxable Canadian property should consult their own tax advisors regarding the tax considerations that may be relevant to them.

The Consolidation

Pursuant to the Consolidation, all issued and outstanding Common Shares will be consolidated on the basis of one post-Consolidation Common Share for every three to four pre-Consolidation Common Shares. This consolidation will not give rise to a disposition of Common Shares for purposes of the Tax Act and no tax will be payable by a Non-Resident Holder on the Consolidation.

5.14 Certain Material U.S. Federal Income Tax Consequences

The following discussion is a general summary of certain material U.S. federal income tax consequences of the Consolidation and the receipt, exercise, expiration and disposition of Aeterna Zentaris New Warrants distributed in connection with the Arrangement that may be relevant to U.S. Holders (as defined below) of Common Shares that hold such Common Shares and, following the Arrangement, Aeterna Zentaris New Warrants as a capital asset within the meaning of Section 1221 of the Code

(generally, property held for investment purposes). This summary is based upon the provisions of the Code, final, temporary and proposed Treasury regulations promulgated thereunder, published administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. The Corporation will not request a legal opinion or any rulings from the IRS on the tax consequences described below. The IRS or a U.S. court might reach a contrary conclusion with respect to the issues addressed herein if the matter were contested. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies or other financial institutions; (ii) tax-exempt organizations or pension funds; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) brokers, dealers or traders in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such entities; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities that elect to apply to market-to-market method of accounting; (viii) persons whose "functional currency" is not the U.S. dollar; (ix) U.S. Holders holding Common Shares as a position in a hedging transaction, "straddle," "conversion transaction," "constructive sale," "wash sale," "synthetic security" or other integrated or risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) U.S. Holders subject to the alternative minimum tax; (xii) U.S. expatriates or former long-term residents of the U.S.; (xiii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies; (xiv) U.S. Holders that are required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement; (xv) U.S. Holders that own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding stock of Aeterna Zentaris; and (xvi) U.S. Holders that hold their Common Shares through non-U.S. brokers or other non-U.S. Intermediaries. In addition, this summary does not (a) address the tax consequences arising under the laws of any non-U.S. or U.S. state or local jurisdiction and U.S. federal tax consequences other than federal income taxation (such as estate or gift tax consequences), (b) take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such holder, (c) address any tax reporting requirements, or (d) address the 3.8% Medicare tax imposed on certain income.

This summary also does not address the tax consequences to holders of the Aeterna Zentaris Adjusted Warrants. Holders of the Aeterna Zentaris Adjusted Warrants are urged to consult their own tax advisors regarding the tax consequences of the Consolidation and the receipt, exercise, expiration and disposition of Aeterna Zentaris New Warrants to them in light of their own circumstances.

If a partnership (including any entity or arrangement treated as a partnership or other "pass-through" entity for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its own tax advisors about the tax consequences of the Consolidation and the receipt, exercise, expiration and disposition of Aeterna Zentaris New Warrants.

For purposes of the discussion below, a "**U.S. Holder**" is a beneficial owner (other than a partnership) of Common Shares and, following the Arrangement, Aeterna Zentaris New Warrants that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States; (ii) a corporation or an entity classified as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more "U.S. persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person.

A "**Non-U.S. Holder**" is a beneficial owner of Common Shares and, following the Arrangement, Aeterna Zentaris New Warrants that is an individual, corporation, estate or trust that is not a U.S. Holder. This summary does not address the tax consequences to Non-U.S. Holders. Non-U.S. Holders are urged to consult their own tax advisors regarding the tax consequences to them in light of their own circumstances.

U.S. Federal Income Tax Consequences of the Consolidation for U.S. Holders

(a) Generally

The Consolidation is intended to be treated as a "recapitalization" for U.S. federal income tax purposes. As a result and subject to the discussion below regarding the application of the PFIC (as defined below) rules and provided the Consolidation qualifies as a recapitalization, a U.S. Holder generally should not recognize a gain or loss upon the Consolidation. A U.S. Holder's aggregate tax basis in the Common Shares received pursuant to the Consolidation should equal the aggregate tax basis of the Common Shares surrendered, and such U.S. Holder's holding period in the Common Shares received should include the holding period in the Common Shares surrendered. U.S. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such Common Shares.

No legal opinion from U.S. legal counsel or ruling from the IRS concerning the U.S. federal income tax consequences of the Consolidation has been obtained and none is expected to be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Consolidation as a reorganization and that, if challenged, a U.S. court would not agree with the IRS. Therefore, if the exchange of Common Shares pursuant to the Consolidation does not qualify as a recapitalization under the Code, subject to the discussion below regarding the application of the PFIC rules (as defined below), a U.S. Holder will recognize gain or loss on the exchange of its Common Shares equal to the difference between the fair market value of the Common Shares received and the adjusted basis in the Common Shares surrendered. For this purpose, U.S. Holders of Common Shares must calculate gain or loss separately for each identified block of Common Shares exchanged (that is, Common Shares acquired at the same cost in a single transaction). The basis of each of the Common Shares received in the exchange will equal its fair market value, and the holding period for the Common Shares will begin on the day after the exchange.

(b) Passive Foreign Investment Company Rules

Adverse U.S. federal income tax rules may apply to U.S. Holders who directly or indirectly hold stock of a passive foreign investment company ("**PFIC**"). The Corporation would be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the quarterly average value of its assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

The determination of whether the Corporation is, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, the Corporation believes that it was not a PFIC during its 2023 taxable year and it does not expect to be a PFIC during its 2024 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and the Corporation's market capitalization, it is not possible to determine whether the Corporation will be characterized as a PFIC for the 2024 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of the Common Shares is likely to fluctuate, the market price may affect the determination of whether the Corporation will be considered a PFIC. There can be no assurance that the Corporation will or will not be considered a PFIC for any taxable year (including its 2024 taxable year).

A U.S. Holder of Common Shares may be subject to certain adverse U.S. federal income tax rules in respect of an exchange of their Common Shares in connection with the Consolidation if the Corporation is classified as a PFIC for any taxable year during which such U.S. Holder has held Common Shares and did not have certain elections in effect. Section 1291(f) of the Code provides that, to the extent provided in Treasury Regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of Law. Pursuant to the proposed Treasury Regulations under section 1291(f) of the Code (the "**Proposed PFIC Regulations**"), U.S. Holders would not recognize gain (beyond gain that would otherwise be recognized under the applicable non-recognition rules) on the disposition of stock in a PFIC if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged solely for stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the non-recognition transfer. If finalized in their current form, the Proposed PFIC Regulations would be effective for transactions occurring on or after April 11, 1992, including the exchange of Common Shares pursuant to the Consolidation.

If the Proposed PFIC Regulations were finalized and made applicable to the exchange of Common Shares in the Consolidation (or if Section 1291(f) of the Code were to be treated as self-executing), if the Corporation was classified as a PFIC for any

taxable year during which a U.S. Holder has held Common Shares and such U.S. Holder did not have certain elections in effect, then such U.S. Holder will recognize gain on such exchange if the Corporation is not classified as a PFIC for the taxable year which includes the day following the close of the Consolidation even if the Consolidation were to otherwise qualify as a recapitalization under the Code. No assurance can be given as to when or whether the Proposed PFIC Regulations will be adopted in final form or the effective date of any such finalized regulations. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the Proposed PFIC Regulations to be reasonable interpretations of those Code provisions. U.S. Holders should consult their own tax advisors about the potential applicability of the Proposed PFIC Regulations.

The PFIC Rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the PFIC rules to the Consolidation, including the application of any information reporting requirements related to the ownership and disposition of shares of a PFIC.

U.S. Federal Income Tax Consequences of the Receipt, Exercise, Expiration and Disposition of Aeterna Zentaris New Warrants

(a) Receipt of Aeterna Zentaris New Warrants

Although the authorities in this area are complex and unclear in certain respects, we believe and intend to take the position that a U.S. Holder's receipt of Aeterna Zentaris New Warrants in connection with the Arrangement should not be treated as a taxable distribution with respect to such U.S. Holder's existing Common Shares for U.S. federal income tax purposes. Section 305(a) of the Code generally provides that the receipt by a shareholder of a right to acquire stock or warrants is not included in the taxable income of the shareholder. However, the general non-recognition rule in Section 305(a) of the Code is subject to exceptions described in Section 305(b) of the Code, which include "disproportionate distributions." A disproportionate distribution is generally a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some shareholders (including holders of rights to acquire stock and holders of debt instruments convertible into stock) and an increase in the proportionate interest of other shareholders (including holders of rights to acquire stock and holders of debt instruments convertible into stock) in a corporation's assets or earnings and profits.

During the last 36 months, the Corporation has not made any distributions of cash or property (other than stock or rights to acquire stock) with respect to its Common Shares or Aeterna Zentaris Adjustment Warrants. Currently, the Corporation does not have any outstanding preferred stock, and does not intend to make any future distributions of cash or property (other than stock or rights to acquire stock) with respect to its Common Shares or Aeterna Zentaris Adjustment Warrants. However, there is no guarantee that the Corporation will not make such distributions or payments in the future.

This position regarding the non-taxable treatment of the receipt of Aeterna Zentaris New Warrants is not binding on the IRS or any court. If this position is finally determined by the IRS or a court to be incorrect, whether because, contrary to our expectations, distributions of cash or property (other than stock or rights to acquire stock) are made with respect to our Common Shares or Aeterna Zentaris Adjusted Warrants, because the issuance of the Aeterna Zentaris New Warrants is a "disproportionate distribution" or for any other reason, the fair market value of the Aeterna Zentaris New Warrants would be taxable to U.S. Holders of our Common Shares as a dividend to the extent of the U.S. Holder's pro rata share of our current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain.

The following discussion assumes the distribution of Aeterna Zentaris New Warrants as a non-taxable distribution with respect to a U.S. Holder's existing Common Shares for U.S. federal income tax purposes.

(b) Tax Basis in the Aeterna Zentaris New Warrants

If the fair market value of the Aeterna Zentaris New Warrants a U.S. Holder receives is less than 15% of the fair market value of the U.S. Holder's existing Common Shares on the date the U.S. Holder receives the Aeterna Zentaris New Warrants, Section 307(b) of the Code provides that the Aeterna Zentaris New Warrants will be allocated a zero tax basis for U.S. federal income tax purposes, unless the U.S. Holder elects to allocate the tax basis in the its existing Common Shares between the existing

Common Shares and the Aeterna Zentaris New Warrants in proportion to the relative fair market values of the existing Common Shares and the Aeterna Zentaris New Warrants, as determined on the date of receipt of the Aeterna Zentaris New Warrants. If a U.S. Holder chooses to allocate tax basis between the U.S. Holder's existing Common Shares and the Aeterna Zentaris New Warrants, the U.S. Holder must make this election on a statement included with the U.S. Holder's timely filed U.S. federal income tax return for the taxable year in which the U.S. Holder receives the Aeterna Zentaris New Warrants. Such an election is irrevocable.

If the fair market value of the Aeterna Zentaris New Warrants a U.S. Holder receives is 15% or more of the fair market value of the U.S. Holder's existing Common Shares on the date the U.S. Holder receives the Aeterna Zentaris New Warrants, then the U.S. Holder must allocate the tax basis in its existing Common Shares between those shares and the Aeterna Zentaris New Warrants the U.S. Holder receives in proportion to their fair market values, as determined on the date the U.S. Holder receives the Aeterna Zentaris New Warrants. Please refer to the discussion below regarding the U.S. tax treatment of a U.S. Holder that, at the time of the receipt of Aeterna Zentaris New Warrants, no longer holds the Common Shares with respect to which the Aeterna Zentaris New Warrants were distributed.

The fair market value of the Aeterna Zentaris New Warrants on the date that the Aeterna Zentaris New Warrants are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the Aeterna Zentaris New Warrants on that date. In determining the fair market value, U.S. Holders should consider all relevant facts and circumstances, including, without limitation, any difference between the subscription price of the Aeterna Zentaris New Warrants and the trading price of our Common Shares on the date that the Aeterna Zentaris New Warrants are distributed, and the fair market value and the length of the period during which the Aeterna Zentaris New Warrants may be exercised.

(c) Exercise of Aeterna Zentaris New Warrants

A U.S. Holder will not recognize gain or loss upon the exercise of Aeterna Zentaris New Warrants received in connection with the Arrangement. A U.S. Holder's adjusted tax basis, if any, in the Aeterna Zentaris New Warrants plus the subscription price will establish the U.S. Holder's initial tax basis for U.S. federal income tax purposes in the Common Shares received upon exercise of the Aeterna Zentaris New Warrants. The holding period of a Common Share acquired upon exercise of a Aeterna Zentaris New Warrant will begin on the date of exercise.

If, at the time of the receipt or exercise of the Aeterna Zentaris New Warrants, a U.S. Holder no longer holds the Common Shares with respect to which the Aeterna Zentaris New Warrants were distributed, then certain aspects of the tax treatment of the receipt and exercise of the Aeterna Zentaris New Warrants are unclear, including (1) the allocation of the tax basis between the Common Shares previously sold and the Aeterna Zentaris New Warrants, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the Common Shares previously sold, and (3) the impact of such allocation on the tax basis of the Common Shares acquired upon exercise of the Aeterna Zentaris New Warrants. Furthermore, if a U.S. Holder exercised the Aeterna Zentaris New Warrants and sells other Common Shares within the 61-day period beginning 30 days before the exercise date and ending 30 days after the exercise date, the "wash sale" rules may disallow the recognition of any loss upon the sale of our Common Shares. If a U.S. Holder exercises a Aeterna Zentaris New Warrant after disposing our Common Shares with respect to which the Aeterna Zentaris New Warrant is received, the U.S. Holder should consult its own tax advisor.

(d) Expiration of Aeterna Zentaris New Warrants

If a U.S. Holder allows Aeterna Zentaris New Warrants to expire, the U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes, and the U.S. Holder should re-allocate any portion of the tax basis in its existing Common Shares previously allocated to the Aeterna Zentaris New Warrants that have expired to such U.S. Holder's existing Common Shares.

(e) Sale or Other Disposition of the Aeterna Zentaris New Warrants

If a U.S. Holder sells or otherwise disposes of Aeterna Zentaris New Warrants before the expiration date, the U.S. Holder will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any property received in exchange for the Aeterna Zentaris New Warrants and the U.S. Holder's tax basis, if any, in the Aeterna Zentaris New Warrants sold or otherwise disposed of. Any capital gain or loss will be long-term capital gain or loss if the holding period

for the Aeterna Zentaris New Warrants exceeds one year at the time of sale or disposition. For this purpose, the holding period in Aeterna Zentaris New Warrants distributed to a U.S. Holder will include its holding period in the Common Shares with respect to which the Aeterna Zentaris New Warrants were distributed.

EACH U.S. HOLDER OF COMMON SHARES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE CONSOLIDATION AND AETERNA ZENTARIS NEW WARRANTS TO SUCH HOLDER, INCLUDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF U.S. FEDERAL TAX LAWS OTHER THAN INCOME TAX LAWS (SUCH AS ESTATE AND GIFT TAX LAWS) AND U.S. STATE OR LOCAL, OR NON-U.S. TAX LAWS AND ANY APPLICABLE TAX TREATIES.

5.15 Interest of Directors and Executive Officers in the Arrangement

The directors and executive officers of Aeterna Zentaris may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders. Except as described below, management of Aeterna Zentaris is not aware of any material interest direct or indirect, by way of beneficial ownership or otherwise, of any director or executive officer of Aeterna Zentaris or anyone who has held office as such since the beginning of Aeterna Zentaris' last financial year or of any associate or affiliate of any of the foregoing in the Arrangement.

Aeterna Zentaris Securities Ownership

The chart below sets forth the Common Shares and convertible securities which the directors and executive officers of Aeterna Zentaris beneficially own, directly or indirectly, or exercise control or direction over, as of the date hereof. The Aeterna Zentaris Board was aware of these interests and considered them, among other matters, when the Aeterna Zentaris Board (excluding the Aeterna Zentaris Non-Participating Director) recommended approval of the Aeterna Zentaris Resolutions to Shareholders.

Name and Position	Number and % of Common Shares Held as of the date hereof on a Non-Diluted Basis[1]	Number and % of Ceapro Shares Held as of the date hereof on a Non-Diluted Basis[2]	Number of Consideration Shares, Replacement Options and/or Aeterna Zentaris New Warrants Issuable to Individual under the Arrangement[3][4]	Number and % of Common Shares of the Combined Company Expected to be Held Immediately Following Completion of the Arrangement on a Non-Diluted Basis[3][4][5]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full[3][4][6]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Partially-Diluted Basis[3][4][5][7]
Klaus Paulini[8] *President, Chief Executive Officer and Director*	4,200 0.09%	Nil	2,003 Aeterna Zentaris New Warrants	4,200 (0.03%)	6,203 (0.04%)	14,103 0.12%
Giuliano La Fratta[9] *Senior Vice President, Finance and Chief Financial Officer*	Nil	Nil	Nil	Nil	Nil	2,000 (0.02%)

Name and Position	Number and % of Common Shares Held as of the date hereof on a Non-Diluted Basis[1]	Number and % of Ceapro Shares Held as of the date hereof on a Non-Diluted Basis[2]	Number of Consideration Shares, Replacement Options and/or Aeterna Zentaris New Warrants Issuable to Individual under the Arrangement[3][4]	Number and % of Common Shares of the Combined Company Expected to be Held Immediately Following Completion of the Arrangement on a Non-Diluted Basis[3][4][5]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full[3][4][6]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Partially-Diluted Basis [3][4][5][7]
Nicola Ammer[10] *Senior Vice President, Chief Medical Officer*	Nil	Nil	Nil	Nil	Nil	4,400 (0.04%)
Michael Teifel[11] *Senior Vice President, Non-Clinical Development and Chief Scientific Officer*	Nil	Nil	Nil	Nil	Nil	2,000 (0.02%)
Matthias Gerlach[12] *Senior Vice President, Manufacturing and Supply Chain* *Managing Director Aeterna Zentaris GmbH*	Nil	Nil	Nil	Nil	Nil	4,600 (0.04%)
Carolyn Egbert[13] *Chair of Board of Directors*	1,276 0.03%	Nil	608 Aeterna Zentaris New Warrants	1,276 (0.01%)	1,884 (0.01%)	56,118 (0.46%)
Peter Edwards[14] *Director*	Nil	Nil	Nil	Nil	Nil	49,000 (0.40%)
Dennis Turpin[15] *Director*	1,280 0.03%	Nil	610 Aeterna Zentaris New Warrants	1,280 (0.01%)	1,890 (0.01%)	49,690 (0.40%)

Name and Position	Number and % of Common Shares Held as of the date hereof on a Non-Diluted Basis(1)	Number and % of Ceapro Shares Held as of the date hereof on a Non-Diluted Basis(2)	Number of Consideration Shares, Replacement Options and/or Aeterna Zentaris New Warrants Issuable to Individual under the Arrangement(3)(4)	Number and % of Common Shares of the Combined Company Expected to be Held Immediately Following Completion of the Arrangement on a Non-Diluted Basis(3)(4)(5)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full(3)(4)(6)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Partially-Diluted Basis (3)(4)(5)(7)
Gilles Gagnon(16) *Director*	Nil	1,778,062 (2.27%)	167,831 Consideration Shares 71,736 Replacement Options	167,831 (1.37%)	167,831 (1.14%)	288,567 (2.33%)

Notes:

(1) Based on 4,855,876 Common Shares issued and outstanding as of the date hereof.

(2) Based on 78,293,177 Ceapro Shares issued and outstanding as of the date hereof.

(3) Figures are provided on a pre-Consolidation basis.

(4) Figures assume that the directors and officers hold the same securities immediately prior to the Effective Time as held on the date hereof.

(5) Percentages are based on 12,245,969 Common Shares issued and outstanding upon the completion of the Arrangement, which excludes the Aeterna Zentaris Shares issuable upon exercise of the Aeterna Zentaris New Warrants.

(6) Number of Common Shares held includes the Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants, if any. The Percentages are based on 14,780,393 Common Shares issued and outstanding upon the completion of the Arrangement, which includes the Common Shares issuable upon the exercise in full of the Aeterna Zentaris New Warrants.

(7) Assumes the exercise, conversion or exchange of any securities of the Combined Company held by such person which are exercisable for, convertible into or exchangeable for Common Shares held by the individual.

(8) Klaus Paulini also holds 7,900 Aeterna Zentaris Options.

(9) Giuliano La Fratta holds 2,000 Aeterna Zentaris Options.

(10) Nicola Ammer holds 4,400 Aeterna Zentaris Options.

(11) Michael Teifel holds 2,000 Aeterna Zentaris Options.

(12) Matthias Gerlach holds 4,600 Aeterna Zentaris Options.

(13) Carolyn Egbert also holds 3,114 Aeterna Zentaris Options and 51,120 Aeterna Zentaris DSUs.

(14) Peter Edwards holds 49,000 Aeterna Zentaris DSUs.

(15) Dennis Turpin also holds 47,800 Aeterna Zentaris DSUs.

(16) Gilles Gagnon is the President and Chief Executive Officer of Ceapro and a director of Aeterna Zentaris. Mr. Gagnon holds 49,000 Aeterna Zentaris DSUs and 760,000 Ceapro Options. Of Mr. Gagnon's Ceapro Shares, 289,062 Ceapro Shares are held indirectly through Prodev Pharma Inc.

(17) Aeterna Zentaris does not have any direct information concerning the number of securities of Aeterna Zentaris or Ceapro beneficially owned by the directors of Aeterna Zentaris or concerning such securities over which such persons exercise control or direction. This information was provided to us by the directors of Aeterna Zentaris individually or is based upon publicly available information.

SECTION 6. THE ARRANGEMENT

The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to the Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed under Aeterna Zentaris' issuer profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. The Plan of Arrangement is also attached hereto as Schedule D.

On December 14, 2023, Aeterna Zentaris entered into the Arrangement Agreement with Ceapro, pursuant to which Aeterna Zentaris and Ceapro agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Aeterna Zentaris will acquire 100 percent of the Ceapro Shares pursuant to the Plan of Arrangement under the CBCA. The Arrangement

Agreement was subsequently amended by the Parties on January 16, 2024 in order to clarify the timing and sequence of the steps involved in the Plan of Arrangement.

The terms of the Arrangement Agreement were the result of arm's length negotiation between Aeterna Zentaris and Ceapro and their respective advisors.

On December 14, 2023, each of the directors and officers of Aeterna Zentaris and Ceapro entered into lock-up agreements, the forms of which are attached to the Arrangement Agreement, pursuant to which, among other things, they have agreed to vote in favour of the Aeterna Zentaris Resolutions and the Arrangement Resolution, as applicable. See "Section 6.7 – *Lock-up Agreements*."

All references to Sections and Schedules in this Section 6 are to the corresponding Sections and Schedules of the Arrangement Agreement. All references in this Section 6 to the Aeterna Zentaris Resolutions is to such term as defined in the Arrangement Agreement.

6.1 Conditions Precedent

Mutual Conditions

The Arrangement Agreement provides that the respective obligations of Aeterna Zentaris and Ceapro to consummate the transactions contemplated thereby, including the Arrangement, are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may be waived only with the mutual consent of Aeterna Zentaris and Ceapro:

(a) the Arrangement Resolution shall have been approved and adopted by the Ceapro Shareholders at the Ceapro Meeting in accordance with the Interim Order;

(b) the Aeterna Zentaris Resolutions (other than the special resolution approving the Name Change) shall have been approved and adopted by the Shareholders at the Meeting;

(c) the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Ceapro or Aeterna Zentaris, acting reasonably, on appeal or otherwise;

(d) there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins, prevents or prohibits the consummation of the Arrangement;

(e) the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws, including pursuant to the Section 3(a)(10) Exemption, and will not be subject to resale restrictions, including under the U.S. Securities Act, subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of Aeterna Zentaris at the Effective Date or within 90 days of the Effective Date;

(f) Aeterna Zentaris shall have entered into the Aeterna Zentaris New Warrant Agreement and the Aeterna Zentaris New Warrants shall have been issued to the Shareholders, as set forth in Section 2.10 of the Arrangement Agreement and the Plan of Arrangement;

(g) the Stock Exchange Approvals shall have been obtained;

(h) the Regulatory Approvals shall have been obtained; and

(i) the Arrangement Agreement shall not have been terminated pursuant to its terms.

Additional Conditions in Favour of Ceapro

The Arrangement Agreement provides that the obligations of Ceapro to consummate the transactions contemplated thereby, including the Arrangement, are subject to the fulfillment of each of the following conditions precedent on or before the Effective Date or such other time as specified below (each of which is for the exclusive benefit of Ceapro and may be waived by Ceapro in whole or in part at any time):

(a) all covenants of Aeterna Zentaris under the Arrangement Agreement to be performed on or before the Effective Date shall have been duly performed by Aeterna Zentaris in all material respects, and Ceapro shall have received a certificate of Aeterna Zentaris addressed to Ceapro and dated the Effective Date, signed by a senior executive officer of Aeterna Zentaris (on behalf of Aeterna Zentaris and without personal liability), confirming the same as at the Effective Date;

(b) the representations and warranties of Aeterna Zentaris with respect to organization and qualification, authority, capitalization and subsidiaries shall be true and correct in all respects as at the Effective Date as though made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date), except for such failures to be so true and correct that are de minimis, and all other representations and warranties of Aeterna Zentaris set forth in the Arrangement Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or an Aeterna Zentaris Material Adverse Effect qualification contained in any such representation or warranty) as at the Effective Date as though made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date), except where the failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have an Aeterna Zentaris Material Adverse Effect, and Ceapro shall have received a certificate of Aeterna Zentaris addressed to Ceapro and dated the Effective Date, signed by a senior executive officer of Aeterna Zentaris (on behalf of Aeterna Zentaris and without personal liability), confirming the same as at the Effective Date;

(c) since the date of the Arrangement Agreement, there shall not have occurred any Aeterna Zentaris Material Adverse Effect, and Aeterna Zentaris shall have provided to Ceapro a certificate of a senior executive officer of Aeterna Zentaris (on behalf of Aeterna Zentaris and without personal liability) certifying the same as at the Effective Date;

(d) on the Effective Date, the outstanding securities of Aeterna Zentaris shall be as represented to Ceapro; and

(e) Aeterna Zentaris shall have complied with its obligations under Section 2.12 of the Arrangement Agreement and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby.

Additional Conditions in Favour of Aeterna Zentaris

The Arrangement Agreement provides that the obligations of Aeterna Zentaris to consummate the transactions contemplated thereby, including the Arrangement, are subject to the fulfillment of each of the following conditions precedent on or before the Effective Date or such other time as specified below (each of which is for the exclusive benefit of Aeterna Zentaris and may be waived by Aeterna Zentaris in whole or in part at any time):

(a) all covenants of Ceapro under the Arrangement Agreement to be performed on or before the Effective Date shall have been duly performed by Ceapro in all material respects, and Aeterna Zentaris shall have received a certificate of Ceapro, addressed to Aeterna Zentaris and dated the Effective Date, signed by a senior executive officer of Ceapro (on behalf of Ceapro and without personal liability), confirming the same as at the Effective Date;

(b) the representations and warranties of Ceapro with respect to organization and qualification, authority, capitalization and subsidiaries shall be true and correct in all respects as at the Effective Date as though made

on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date), except for such failures to be so true and correct that are *de minimis*, and all other representations and warranties of Ceapro set forth in the Arrangement Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Ceapro Material Adverse Effect qualification contained in any such representation or warranty) as at the Effective Date as though made on and as at the Effective Date (except for representations and warranties made as at a specified date, the accuracy of which shall be determined as at that specified date), except where the failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Ceapro Material Adverse Effect; and Aeterna Zentaris shall have received a certificate of Ceapro addressed to Aeterna Zentaris and dated the Effective Date, signed by a senior executive officer of Ceapro (on behalf of Ceapro and without personal liability), confirming the same as at the Effective Date;

(c) since the date of the Arrangement Agreement there shall not have occurred any Ceapro Material Adverse Effect, and Ceapro shall have provided to Aeterna Zentaris a certificate of a senior executive officer of Ceapro (on behalf of Ceapro and without personal liability) certifying the same as at the Effective Date;

(d) on the Effective Date, the outstanding securities of Ceapro shall be as disclosed to Aeterna Zentaris; and

(e) holders of no more than 10% of the total issued and outstanding Ceapro Shares shall have exercised Dissent Rights (and not withdrawn such exercise) and Aeterna Zentaris shall have received a certificate of a senior executive officer of Ceapro confirming the same as at the Effective Date.

Notice and Cure Provisions

Under the Arrangement Agreement, each Party is required to give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement until the earlier to occur of the termination of the Arrangement Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of such Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect on the date of the Arrangement Agreement or at the Effective Time; or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under the Arrangement Agreement prior to the Effective Time.

Under the Arrangement Agreement, Ceapro may not exercise its rights to terminate the Arrangement Agreement pursuant to Section 8.2(c)(i) of the Arrangement Agreement and Aeterna Zentaris may not exercise its right to terminate the Arrangement Agreement pursuant to Section 8.2(d)(ii) of the Arrangement Agreement unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate the Arrangement Agreement until the expiration of a period of ten Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Ceapro Meeting or the Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.

6.2 Representations and Warranties

Except for its status as the contractual document that establishes and governs the legal relations among Aeterna Zentaris and Ceapro with respect to the Arrangement, Aeterna Zentaris and Ceapro do not intend for the Arrangement Agreement to be a source of factual, business or operational information about Aeterna Zentaris or Ceapro. The Arrangement Agreement contains representations and warranties made by Aeterna Zentaris to Ceapro, and by Ceapro to Aeterna Zentaris, which are summarized below. These representations and warranties have been made by each Party solely for the benefit of the other Party and:

- were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;
- have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement and are subject in some cases, to specified exceptions and qualifications contained in the Arrangement Agreement; and
- may apply standards of materiality (including, in the case of Aeterna Zentaris, an Aeterna Zentaris Material Adverse Effect and in the case of Ceapro, a Ceapro Material Adverse Effect) that may be different from that considered material to Shareholders or Ceapro Shareholders, or that may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement were made as of specific dates specified therein and may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties in the Arrangement Agreement relate to, among other things, (a) fairness opinions and board approvals, (b) organization and qualification; subsidiaries, (c) intra-group agreements, (d) authority relative to the Arrangement Agreement, (e) absence of material change, (f) absence of violations, (g) required consents, (h) governmental filings, (i) capitalization, (j) ownership of subsidiaries, (k) reporting status and securities laws matters, (l) public filings, (m) Aeterna Zentaris financial statements, (n) financial reporting, (o) books and records, (p) minute books, (q) absence of undisclosed liabilities, (r) Taxes, (s) litigation, (t) material contracts, (u) compliances with Laws and Permits, (v) intellectual property, (w) information technology, (x) employment matters, (y) related party transactions, (z) restrictions on business activities, (aa) brokers, (bb) insurance, (cc) anti-corruption, economic sanctions and money-laundering, (dd) compliance with health products laws, (ee) insolvency, (ff) real property, (gg) leased real properties, (hh) product liabilities, (ii) privacy, security and anti-spam, (jj) significant shareholders, (kk) shareholders' and similar agreements, (ll) auditors, (mm) tax residence of the Parties, (nn) material facts not withheld, (oo) absence of pending acquisitions and (pp) United States Securities Laws.

6.3 Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of each of Aeterna Zentaris and Ceapro.

Covenants of Aeterna Zentaris Regarding the Conduct of Business

(a) Aeterna Zentaris covenants and agrees that, during the Interim Period, except as (i) expressly required or permitted by the Arrangement Agreement, (ii) required by applicable Laws or any Governmental Entities, or (iii) consented to by Ceapro in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Aeterna Zentaris (which, for the purposes of Section 5.1 of the Arrangement Agreement, shall include Aeterna Zentaris' subsidiaries) shall (A) conduct its business and operations in the ordinary course of business consistent with past practice, and (B) use commercially reasonable efforts to (x) maintain and preserve its business organization, assets, goodwill and properties, (y) keep available the services of its employees, maintain good relationships with suppliers, customers, landlords, creditors, distributors, joint venture partners and all other Persons having business relationship with Aeterna Zentaris or its subsidiaries, and (z) maintain in effect all of Aeterna Zentaris' existing Permits. Without limiting the generality of the foregoing, from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement or as previously agreed to by Ceapro, Aeterna Zentaris shall not, and shall cause each of its subsidiaries not to, directly or indirectly, without the prior written consent of Ceapro (such consent not to be unreasonably withheld, conditioned or delayed):

(i) (A) amend its or its subsidiaries' articles or by-laws or other comparable organizational documents; (B) split, combine or reclassify any shares in the capital of Aeterna Zentaris or its subsidiaries; (C) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of

Aeterna Zentaris or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Aeterna Zentaris or its subsidiaries, other than the issuance of Common Shares pursuant to the terms of the Aeterna Zentaris Options and Aeterna Zentaris Warrants outstanding on the date hereof; (D) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Aeterna Zentaris or its subsidiaries, (E) amend the terms of any of its securities; (F) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Aeterna Zentaris or any of its subsidiaries; (G) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS or Law; or (H) enter into any agreement with respect to any of the foregoing;

(ii) (A) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person (including, without limitation, Ceapro), other than pursuant to a Contract in existence on the date hereof; (B) incur, create, assume or otherwise become liable for or permit its subsidiaries to become liable for, any Indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances; (C) waive, release, grant or transfer any rights of material value; or (D) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(iii) declare any dividend, or make any other distribution whatsoever to its securityholders;

(iv) except in the ordinary course of business (A) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer any assets, tangible or intangible, securities, properties, interests or businesses of Aeterna Zentaris or its subsidiaries; (B) pay, discharge or satisfy any material liabilities or obligations; or (C) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(v) other than as is required to comply with applicable Laws or Material Contracts, or in accordance with the Aeterna Zentaris Stock Option Plan: (A) grant to any officer, employee, consultant or director of Aeterna Zentaris or its subsidiaries an increase in compensation in any form, or grant any general salary increase; (B) make any loan to any officer, employee, consultant or director of Aeterna Zentaris or its subsidiaries; (C) take any action with respect to the grant of any severance, termination or change of control bonus or pay to, or enter into any employment agreement, deferred compensation, severance, termination or change of control or other similar agreement (or amend any such existing agreement) with, or hire or terminate employment (except for "just cause" or "serious reason", each as defined and interpreted in accordance with applicable Law) of, any officer, employee, consultant or director of Aeterna Zentaris or any of its subsidiaries; (D) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers, employees, consultants or former directors, officers, employees or consultants of Aeterna Zentaris or any of its subsidiaries; (E) increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of Aeterna Zentaris or any of its subsidiaries; (F) provide for accelerated vesting, removal of restrictions or an exercise of any share based or share related awards (including stock options, share appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (G) establish, adopt, amend, engage in or initiate any negotiation with respect to (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(vi) waive the restrictive covenant obligations of any employees of Aeterna Zentaris or any of its subsidiaries;

(vii) settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Aeterna Zentaris or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(viii) enter into any agreement or arrangement that limits or otherwise restricts in any material respect Aeterna Zentaris or its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Aeterna Zentaris or its subsidiaries from competing in any manner;

(ix) waive, release or assign any material rights, claims or benefits of Aeterna Zentaris or its subsidiaries;

(x) authorize, make or commit to make capital expenditures in excess of US$70,000, other than as previously agreed to by Ceapro;

(xi) other than as previously agreed to by Ceapro: (A) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (B) modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (C) enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or enter into any modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(xii) take any action or fail to take any action which action or failure to act would result, under any Securities Laws or any rules of the TSX or the Nasdaq, in the material loss, expiration or surrender of any right of Aeterna Zentaris, or the loss of any material benefit of Aeterna Zentaris, or that would reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of any rights of Aeterna Zentaris necessary to conduct its businesses as now conducted and as proposed to be conducted upon completion of the Arrangement, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Permits or approvals including with respect to Intellectual Property;

(xiii) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the ability of Aeterna Zentaris to consummate the transactions contemplated by the Arrangement Agreement;

(xiv) enter into a new line of business, or abandon or discontinue any existing lines of business;

(xv) fail to reasonably defend all claims or other Legal Proceedings against Aeterna Zentaris or any of its subsidiaries challenging or affecting Aeterna Zentaris IP;

(xvi) dispose of, transfer or allow to lapse any material rights in any of the Aeterna Zentaris IP, other than in the ordinary course of business consistent with past practice, or disclose any material trade secrets to a third party;

(xvii) (A) waive, amend or voluntarily terminate any inbound license in favour of Aeterna Zentaris with respect to Aeterna Zentaris IP or any Intellectual Property material to any Aeterna Zentaris Products, (B) amend any Contract with respect to the use of any Aeterna Zentaris IP, or (C) amend or waive any rights under any Material Contract, or enter into any Contract that would be a Material Contract if in effect on the date of the Arrangement Agreement, in each case with respect to Aeterna Zentaris Products;

(xviii) commence (other than planning) or terminate any phase I, phase II, phase III or phase IV human clinical trial involving Aeterna Zentaris Products; or

(xix) agree, resolve, promise or commit to do any of the foregoing.

(b) Aeterna Zentaris covenants and agrees that, during the Interim Period, Aeterna Zentaris shall, and shall cause its subsidiaries to, in each case to the extent reasonably practicable and permitted under applicable Law:

(i) consult with Ceapro in connection with any proposed meeting with any Regulatory Authority relating to any Aeterna Zentaris Products;

(ii) inform Ceapro within two Business Days following receipt of any material communication (written or oral) with or from any Regulatory Authority relating to any Aeterna Zentaris Product;

(iii) promptly inform Ceapro of, and provide Ceapro with a reasonable opportunity to review (it being agreed that three Business Days constitutes a reasonable opportunity to review), any material filing proposed to be made by or on behalf of Aeterna Zentaris or any of its subsidiaries, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted, to any Regulatory Authority by or on behalf of Aeterna Zentaris or any of its subsidiaries; and

(iv) promptly notify Ceapro and provide Ceapro with a reasonable opportunity to review (it being agreed that three Business Days constitutes a reasonable opportunity to review), prior to making any material change to any study, protocol, trial, manufacturing plan or development timeline relating to any Aeterna Zentaris Product, except where such change must be made in less than three Business Days when required by Law or a Governmental Entity.

(c) During the Interim Period, Aeterna Zentaris shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Aeterna Zentaris or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or reinsurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(d) Aeterna Zentaris shall promptly notify Ceapro in writing of any circumstance or development during the Interim Period that, to the knowledge of Aeterna Zentaris, constitutes or could reasonably be expected to constitute an Aeterna Zentaris Material Adverse Effect.

(e) During the Interim Period, Aeterna Zentaris shall be in compliance with the rules and policies of the TSX and the Nasdaq and the Common Shares shall be listed for trading thereon.

Covenants of Aeterna Zentaris Relating to the Arrangement

Aeterna Zentaris shall and shall cause its subsidiaries to perform all obligations required to be performed by Aeterna Zentaris or any of its subsidiaries under the Arrangement Agreement, co-operate with Ceapro in connection therewith, and do or cause to be done all such further acts and things as may be necessary or reasonably desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement, including the execution and delivery of such documents as Ceapro may reasonably require. Without limiting the generality of the foregoing, Aeterna Zentaris shall and, where applicable, shall cause its subsidiaries to:

(a) apply for and use commercially reasonable efforts to obtain all required approvals from Governmental Entities, including the Regulatory Approvals, relating to Aeterna Zentaris or its subsidiaries which are typically applied for by Aeterna Zentaris and, in doing so, keep Ceapro informed as to the status of the proceedings related to obtaining such approvals, including providing Ceapro with copies of all related

applications and notifications, in draft form, in order for Ceapro to provide its comments thereon, which shall be given due and reasonable consideration;

(b) upon reasonable notice and subject to the Confidentiality Agreement and applicable Laws, until the earlier of the Effective Date and termination of the Arrangement Agreement, provide Ceapro and its Representatives reasonable access, during normal business hours, to the books, contracts and records as well as to the management personnel of Aeterna Zentaris and its subsidiaries on an as reasonably requested basis as well as reasonable access to Aeterna Zentaris' and its subsidiaries' properties for the purpose of confirming the representations and warranties of Aeterna Zentaris contained in the Arrangement Agreement;

(c) use commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third-party consents, approvals and notices required under any of the Material Contracts, as applicable;

(d) allow Representatives of Ceapro (including legal and financial advisors) to attend the Meeting;

(e) use all commercially reasonable efforts to satisfy the Stock Exchange Approvals as they relate to the TSX and the Nasdaq;

(f) to the extent permitted by applicable Law, as promptly as reasonably practicable following the Effective Date, cause a registration statement on Form S-8 to be filed with the SEC which registers the issuance of Common Shares issuable upon exercise of the Replacement Options and, if Aeterna Zentaris is not permitted by applicable Law to file a Form S-8 registering the issuance of the Common Shares issuable upon exercise of Replacement Options, Aeterna Zentaris shall promptly file a registration statement on appropriate form to register the resale of the Common Shares issuable upon exercise of the Replacement Options or otherwise take all necessary actions to cause the Common Shares issuable upon exercise of the Replacement Options to be issued without restrictive legends;

(g) as promptly as reasonably practicable prior to the Effective Date, cause a registration statement on the applicable form to be filed with the SEC that registers the issuance of the Aeterna Zentaris New Warrants and the Common Shares is-suable upon exercise of the Aeterna Zentaris New Warrants; and

(h) defend all lawsuits or other legal, regulatory or other proceedings against Aeterna Zentaris or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated hereby.

Covenants of Aeterna Zentaris Regarding the Board and Management

(a) Aeterna Zentaris shall use commercially reasonable efforts to cause to be delivered to Ceapro on the Effective Date, resignations, effective on the Effective Date, of the directors of Aeterna Zentaris agreed to by the Parties, with, to the extent permitted by Law, nominees of Ceapro to fill such vacancies and to be appointed to the Aeterna Zentaris Board immediately after each such resignation in accordance with the proposed Aeterna Zentaris Board set out below. Without limiting the foregoing, Aeterna Zentaris shall ensure that, upon the completion of the Arrangement, and shall use commercially reasonable efforts to ensure that until the next annual general meeting of Aeterna Zentaris' Shareholders, the Aeterna Zentaris Board will be reconstituted such that the Aeterna Zentaris Board will be comprised solely of Gilles Gagnon, Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster, William Li, Carolyn Egbert, Peter Edwards and Dennis Turpin. The chair of the Aeterna Zentaris Board upon completion of the Arrangement shall be the chair of the Ceapro Board as of the date hereof, and the chair shall not be entitled to a casting vote in the case of a tie vote at any meeting of the Aeterna Zentaris Board.

(b) Aeterna Zentaris shall cause Gilles Gagnon to be appointed as the Chief Executive Officer and Giuliano La Fratta to remain appointed as the Chief Financial Officer of Aeterna Zentaris as of the Effective Date.

Covenants of Ceapro Regarding the Conduct of Business

(a) Ceapro covenants and agrees that, during the Interim Period, except as (i) expressly required or permitted by the Arrangement Agreement, (ii) required by applicable Laws or any Governmental Entities, or (iii) consented to by Aeterna Zentaris in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Ceapro (which, for the purposes of Section 5.4 of the Arrangement Agreement shall include Ceapro's subsidiaries) shall (A) conduct its business and operations in the ordinary course of business consistent with past practice, and (B) use commercially reasonable efforts to (x) maintain and preserve its business organization, assets, goodwill and properties, (y) keep available the services of its employees, maintain good relationships with suppliers, customers, landlords, creditors, distributors, joint venture partners and all other Persons having business relationship with Ceapro or its subsidiaries, and (z) maintain in effect all of Ceapro's existing Permits. Without limiting the generality of the foregoing, from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement or as previously agreed to by Aeterna Zentaris, Ceapro shall not, and shall cause each of its subsidiaries not to, directly or indirectly, without the prior written consent of Aeterna Zentaris (such consent not to be unreasonably withheld, conditioned or delayed):

(i) (A) amend its or its subsidiaries' articles or by-laws or other comparable organizational documents; (B) split, combine or reclassify any shares in the capital of Ceapro or its subsidiaries; (C) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Ceapro or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Ceapro or its subsidiaries, other than the issuance of Ceapro Shares pursuant to the terms of the Ceapro Options outstanding on the date hereof; (D) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Ceapro or its subsidiaries, (E) amend the terms of any of its securities; (F) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Ceapro or its subsidiaries; (G) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS or Law; or (H) enter into any agreement with respect to any of the foregoing;

(ii) (A) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person (including, without limitation, Aeterna Zentaris), other than pursuant to a Contract in existence on the date hereof; (B) incur, create, assume or otherwise become liable for or permit its subsidiaries to become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances; (C) waive, release, grant or transfer any rights of material value; or (D) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(iii) declare any dividend, or make any other distribution whatsoever to its securityholders;

(iv) except in the ordinary course of business (A) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer any assets, tangible or intangible, securities, properties, interests or businesses of Ceapro or its subsidiaries; (B) pay, discharge or satisfy any material liabilities or obligations; or (C) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(v) other than as is required to comply with applicable Laws or Material Contracts, or in accordance with the Ceapro Stock Option Plan: (A) grant to any officer, employee, consultant or director of Ceapro or its subsidiaries an increase in compensation in any form, or grant any general salary increase; (B) make any loan to any officer, employee, consultant or director of Ceapro or its

subsidiaries; (C) take any action with respect to the grant of any severance, termination or change of control bonus or pay to, or enter into any employment agreement, deferred compensation, severance, termination or change of control or other similar agreement (or amend any such existing agreement) with, or hire or terminate employment (except for "just cause" or "serious reason", each as defined and interpreted in accordance with applicable Law) of, any officer, employee, consultant or director of Ceapro or any of its subsidiaries; (D) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers, employees, consultants or former directors, officers, employees or consultants of Ceapro or any of its subsidiaries; (E) increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of Ceapro or any of its subsidiaries; (F) provide for accelerated vesting, removal of restrictions or an exercise of any share based or share related awards (including stock options, share appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (G) establish, adopt amend, engage in or initiate any negotiation with respect to (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(vi) waive the restrictive covenant obligations of any employees of Ceapro or its subsidiaries;

(vii) settle, pay, discharge, satisfy, compromise, waive, assign or release (A) any material action, claim or proceeding brought against Ceapro or any of its subsidiaries; or (B) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(viii) enter into any agreement or arrangement that limits or otherwise restricts in any material respect Ceapro or its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Ceapro or its subsidiaries from competing in any manner;

(ix) waive, release or assign any material rights, claims or benefits of Ceapro or its subsidiaries;

(x) authorize, make or commit to make capital expenditures in excess of US$70,000, other than as previously agreed to by Aeterna Zentaris;

(xi) other than as previously agreed to by Aeterna Zentaris (A) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (B) modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (C) enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or enter into any modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(xii) take any action or fail to take any action which action or failure to act would result, under any Securities Laws or any rules of the TSXV, in the material loss, expiration or surrender of any right of Ceapro, or the loss of any material benefit of Ceapro, or that would reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of any rights of Ceapro necessary to conduct its businesses as now conducted and as proposed to be conducted upon completion of the Arrangement, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Permits or approvals including with respect to Intellectual Property;

(xiii) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the ability of Ceapro to consummate the transactions contemplated by the Arrangement Agreement;

(xiv) enter into a new line of business, or abandon or discontinue any existing lines of business;

(xv) fail to reasonably defend all claims or other Legal Proceedings against Ceapro or any of its subsidiaries challenging or affecting Ceapro IP;

(xvi) dispose of, transfer or allow to lapse any material rights in any of the Aeterna Zentaris IP, other than in the ordinary course of business consistent with past practice, or disclose any material trade secrets to a third party;

(xvii) (A) waive, amend or voluntarily terminate any inbound license in favour of Ceapro with respect to Ceapro IP or any Intellectual Property material to any Ceapro Products, (B) amend any Contract with respect to the use of any Ceapro IP, or (C) amend or waive any rights under any Material Contract, or enter into any Contract that would be a Material Contract if in effect on the date hereof, in each case with respect to Ceapro Products; or

(xviii) agree, resolve, promise or commit to do any of the foregoing.

(b) Ceapro covenants and agrees that, during the Interim Period, Ceapro shall, and shall cause its subsidiaries to, in each case to the extent reasonably practicable and permitted under applicable Law:

(i) consult with Aeterna Zentaris in connection with any proposed meeting with any Regulatory Authority relating to any Ceapro Products;

(ii) inform Aeterna Zentaris within two Business Days following receipt of any material communication (written or oral) with or from any Regulatory Authority relating to any Ceapro Product;

(iii) promptly inform Aeterna Zentaris of, and provide Aeterna Zentaris with a reasonable opportunity to review (it being agreed that three Business Days constitutes a reasonable opportunity to review), any material filing proposed to be made by or on behalf of Ceapro or any of its subsidiaries, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted, to any Regulatory Authority by or on behalf of Ceapro or any of its subsidiaries; and

(iv) promptly notify Aeterna Zentaris and provide Aeterna Zentaris with a reasonable opportunity to review (it being agreed that three Business Days constitutes a reasonable opportunity to review), prior to making any material change to any study, protocol, trial, manufacturing plan or development timeline relating to any Ceapro Product, except where such change must be made in less than three Business Days when required by Law or a Governmental Entity.

(c) During the Interim Period, Ceapro shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Ceapro or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or reinsurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(d) Ceapro shall promptly notify Aeterna Zentaris in writing of any circumstance or development during the Interim Period that, to the knowledge of Ceapro, constitutes, or could reasonably be expected to constitute, a Ceapro Material Adverse Effect.

(e) During the Interim Period, Ceapro shall be in compliance with the rules and policies of the TSXV and the Ceapro Shares shall be listed for trading thereon.

Covenants of Ceapro Relating to the Arrangement

Ceapro shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Ceapro or its subsidiaries under the Arrangement Agreement, co-operate with Aeterna Zentaris in connection therewith, and do or cause to be done all

such further acts and things as may be necessary or reasonably desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement, including the execution and delivery of such documents as Aeterna Zentaris may reasonably require. Without limiting the generality of the foregoing, Ceapro shall and, where applicable shall cause its subsidiaries to:

(a) apply for and use commercially reasonable efforts to obtain all required approvals from Governmental Entities, including the Regulatory Approvals relating to Ceapro or its subsidiaries which are typically applied for by Ceapro and, in doing so, keep Aeterna Zentaris informed as to the status of the proceedings related to obtaining such approvals, including providing Aeterna Zentaris with copies of all related applications and notifications in draft form, in order for Aeterna Zentaris to provide its comments thereon, which shall be given due and reasonable consideration;

(b) upon reasonable notice and subject to the Confidentiality Agreement and applicable Laws, until the earlier of the Effective Date and termination of the Arrangement Agreement, provide Aeterna Zentaris and its Representatives reasonable access, during normal business hours, to the, books, contracts and records as well as to the management personnel of Ceapro and its subsidiaries on an as reasonably requested basis as well as reasonable access to Ceapro's and its subsidiaries' properties for the purpose of confirming the representations and warranties of Ceapro contained in the Arrangement Agreement;

(c) use commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Material Contracts, as applicable;

(d) allow Representatives of Aeterna Zentaris (including legal and financial advisors) to attend the Ceapro Meeting;

(e) use all commercially reasonable efforts to obtain the Stock Exchange Approvals as they relate to the TSXV;

(f) use all commercially reasonable efforts, in a timely manner, to (i) assist and cooperate with Aeterna Zentaris, (ii) furnish or cause to be furnished to Aeterna Zentaris all information regarding Ceapro and its affiliates, subsidiaries and securities and (iii) take such other actions, in each case as may be required or necessary and/or reasonably requested by Aeterna Zentaris in complying with Securities Laws and/or the rules and regulations of the TSX and the Nasdaq in connection with, and in order to consummate, the Arrangement and the transactions contemplated thereby, including those required by, or in connection with, (w) Aeterna Zentaris' listing on the TSX and the Nasdaq and obtaining the Stock Exchange Approvals, (x) the registration under the U.S. Securities Act of the issuance of the Aeterna Zentaris New Warrants and the Common Shares issuable upon exercise of the Aeterna Zentaris Options, the Aeterna Zentaris Warrants, the Replacement Options and the Aeterna Zentaris New Warrants, (y) the issuance of the Consideration Shares and the Replacement Options in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act, including the Section 3(a)(10) Exemption, or, if necessary or required to consummate the Arrangement, the registration thereof under the Securities Act, and (z) Aeterna Zentaris' existing and continued registration under the Exchange Act (collectively, the "**Transactions**");

(g) use all commercially reasonable efforts, in a timely manner, to (i) furnish Aeterna Zentaris with all information regarding Ceapro and its affiliates, subsidiaries and securities, including such financial statements and data and other customary information with respect to Ceapro and its subsidiaries, (x) as may be required or necessary to be included in any application, submission, registration statement, report or other document or any supplement or amendment thereto, furnished, filed or provided to the TSX, the Nasdaq, the SEC or any other governmental authority in order to comply with Securities Laws and/or the rules and regulations of the TSX and the Nasdaq in connection with, or in order to consummate, the Transactions, including pursuant to Form 20-F, Form F-1, Form S-8, or any other registration statement or report form under the U.S. Securities Act or Exchange Act, Regulation S-K and/or Regulation S-X promulgated under U.S. Securities Laws, including financial statements audited by an accounting firm registered with the Public Company Accounting Oversight Board and qualified to audit financial statements of companies pursuant to the rules and regulations of the SEC (the "**Aeterna Zentaris Transaction Regulatory Documents**"), and (y) reasonably necessary to permit Aeterna Zentaris to prepare pro forma financial statements for inclusion

in the Aeterna Zentaris Transaction Regulatory Documents; (ii) assist Aeterna Zentaris in the preparation of any pro forma financial statements to be included in the Aeterna Zentaris Transaction Regulatory Documents; (iii) consent to the inclusion or incorporation in any Aeterna Zentaris Transaction Regulatory Documents of the historical audited consolidated financial statements and unaudited consolidated interim financial statements of Ceapro included or incorporated by reference in such Aeterna Zentaris Transaction Regulatory Documents; (iv) obtain the consents of Ceapro's independent auditors required for all audited financial statements of Ceapro included or incorporated by reference in such Aeterna Zentaris Transaction Regulatory Documents; (v) obtain the consents of Ceapro's independent auditors required for all audited financial statements of Ceapro included or incorporated by reference in such Aeterna Zentaris Transaction Regulatory Documents; and (vi) take such other actions and assist and cooperate with Aeterna Zentaris in the preparation, filing and/or submission of any of the foregoing, and in responding and resolving any comments received from the TSX, the Nasdaq, the SEC or any other governmental authority in connection therewith;

(h) ensure that no information provided to Aeterna Zentaris pursuant to Section 5.5 *[Covenants of Ceapro Relating to the Arrangement]* of the Arrangement Agreement will include any Misrepresentation or misstatement of a material fact or omit to state a material fact required to be stated therein in order to make such statements not misleading in light of the circumstances in which they are made; and Ceapro shall promptly notify Aeterna Zentaris if at any time before the Effective Date Ceapro becomes aware that any such information contains a Misrepresentation or misstatement of a material fact, or will omit to state a material fact, and shall provide Aeterna Zentaris updated and corrected information so that such information is not misleading and does not contain any such misstatement or omission; and

(i) defend all lawsuits or other legal, regulatory or other proceedings against Ceapro or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated hereby.

Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in the Arrangement Agreement, during the Interim Period, it shall:

(a) as promptly as practicable furnish to any Governmental Entity filing materials in the event that either Party reasonably determines that a Regulatory Approval from such Governmental Entity is required;

(b) as promptly as practicable, cooperate in good faith and use its commercially reasonable efforts to obtain all Regulatory Approvals, including: (i) promptly furnishing to the other Party such information and assistance as may reasonably be required in order to prepare any notification, application, filing or request in connection with a Regulatory Approval, (ii) consulting with, and considering in good faith, any suggestions or comments made by the other Party with respect to the documentation relating to the Regulatory Approval process, (iii) providing and submitting on a timely basis, and as promptly as practicable, all documentation and information that is required or advisable, and (iv) cooperating in the preparation and submission of all applications, notices, filings and submissions to Governmental Entities;

(c) promptly inform the other Party of any material communication received by that Party in respect of obtaining or concluding the Regulatory Approvals;

(d) use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by the Arrangement Agreement in respect of obtaining or concluding the Regulatory Approvals;

(e) permit the other Party to review in advance any proposed applications, notices, filings and submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding the Regulatory Approvals;

(f) promptly provide the other Parties with any filed copies of applications, notices, filings and submissions that were submitted to a Governmental Entity in respect of obtaining or concluding the Regulatory Approvals;

(g) not participate in any substantive meeting or discussion with Governmental Entities in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate in thereat, unless a Governmental Entity requests otherwise; and

(h) use commercially reasonable efforts and cause its subsidiaries to use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 of the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder.

TSXV Delisting

Subject to Securities Laws, Aeterna Zentaris and Ceapro shall use their commercially reasonable efforts to cause the Ceapro Shares to be de-listed from the TSXV and to be withdrawn from the OTCQX designation with effect promptly following the acquisition by Aeterna Zentaris of the Ceapro Shares pursuant to the Arrangement.

6.4 Additional Covenants

Non-Solicitation

During the Interim Period, and except as otherwise expressly provided in Section 7.1 *[Non-Solicitation]* of the Arrangement Agreement, neither Party shall, directly or indirectly, or through any of its Representatives, and each Party shall cause its subsidiaries not to and shall not permit its Representatives to:

(a) solicit, assist, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals whatsoever which could constitute or lead to, or is related to, an Acquisition Proposal;

(b) engage, encourage or participate in any discussions or negotiations with any Person (other than the other Party or its Representatives) regarding an Acquisition Proposal or any inquiry, proposal or offer that reasonably would be expected to constitute or lead to an Acquisition Proposal, provided that, for greater certainty, a Party may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Ceapro Board or the Aeterna Zentaris Board, as applicable, has so determined;

(c) make a Change in Recommendation;

(d) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any inquiry, proposal or offer that is, could reasonably result in, or is related to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal announcement of such Acquisition Proposal shall not be considered a violation of Section 7.1(a)(iii) of the Arrangement Agreement); or

(e) accept, approve, endorse, recommend or enter into or publicly propose to accept, approve, endorse, recommend or enter into, any agreement, understanding or arrangement or other contract that is, could reasonably result in, or is related to, an Acquisition Proposal.

Except as otherwise provided in Section 7.1 *[Non-Solicitation]* of the Arrangement Agreement, each Party shall, and shall cause its subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons (other than the other Party and its Representatives) conducted heretofore by such Party, or its or their respective Representatives with respect to any inquiry, proposal offer that is, could reasonably result in, or is related to, a potential Acquisition Proposal and, in connection therewith, each Party will: discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request (and exercise all rights it has to require) the return or destruction of all confidential information (including all material including or incorporating or otherwise reflecting any material confidential information) regarding such Party and its subsidiaries previously provided to any such Person or any other Person. Each Party represents and warrants that it has not terminated, waived, amended or modified, and agrees that, except as permitted by Section 7.1(b) *[Non-Solicitation]* of the Arrangement Agreement, neither it nor any of, its subsidiaries shall terminate, waive, amend or modify any provision of any existing confidentiality agreement, standstill agreement or similar agreement relating to a potential Acquisition Proposal to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into an announcement of the Arrangement Agreement by the Parties, pursuant to the express terms of any such agreement, shall not be a violation of Section 7.1(a) *[Non-Solicitation]* of the Arrangement Agreement) and each Party shall actively prosecute and enforce all such provisions.

Notwithstanding Sections 7.1(a) and 7.1(b) *[Non-Solicitation]* of the Arrangement Agreement or any other provision of the Arrangement Agreement or of any other agreement between Ceapro and Aeterna Zentaris, if at any time following the date of the Arrangement Agreement and prior to obtaining the Ceapro Securityholder Approval at the Ceapro Meeting, as regards Ceapro, or the Shareholder Approval at the Meeting, as regards Aeterna Zentaris, a Party (the "**Solicited Party**") receives an unsolicited written Acquisition Proposal, the Solicited Party and its Representatives may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal (including waiving a standstill, use, business purpose or similar restriction) and may provide copies of, access to or disclosure of information with respect to the Solicited Party and its subsidiaries, if and only if:

(a) the board of directors of the Solicited Party (with the Ceapro Non-Participating Directors or the Aeterna Zentaris Non-Participating Director, as applicable, abstaining from voting) determines in good faith, upon the recommendation of the Ceapro Special Committee or the Aeterna Zentaris Strategic Committee, as applicable, that the Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b) such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or restriction with the Solicited Party or its subsidiaries;

(c) the Acquisition Proposal did not arise as a result of a violation, in any material respect, of Article 7 of the Arrangement Agreement;

(d) prior to providing copies of, access to or disclosure of confidential information with respect to the Solicited Party and its subsidiaries, the Solicited Party enters into a confidentiality and standstill agreement with such Person which is customary in such situations and which is no less favourable to the Solicited Party and no more favourable to the counterparty than the confidentiality and standstill provisions contained in the Confidentiality Agreement (an "**Acceptable Confidentiality Agreement**") provided that such Acceptable Confidentiality Agreement may not include any provision that is operative prior to the termination of the Arrangement Agreement that provides for an exclusive right to negotiate with the Solicited Party or that restricts the Solicited Party from complying with the Arrangement Agreement.

Notwithstanding any restrictions contained herein, the Solicited Party shall not be prohibited from considering whether, or determining that, such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal.

Notification of Proposals

A Solicited Party shall promptly notify the other Party, at first orally and then in writing within 24 hours following the date it receives or becomes aware of an Acquisition Proposal or any inquiry, proposal or offer that relates to or that constitutes or could lead to an Acquisition Proposal (or any request for copies of, access to, or disclosure of, any non-public or confidential information relating to the Solicited Party), in each case in connection with a potential Acquisition Proposal. Such notice shall indicate the identity of the Person making such proposal, inquiry, offer or request and include a copy of the Acquisition Proposal and such other details of the Acquisition Proposal known by the Solicited Party. The Solicited Party shall keep the other Party promptly and fully informed of the status and any material developments, including any change to the material terms, of such inquiry, proposal, offer or request and shall respond promptly to all reasonable inquiries by the other Party with respect thereto and shall provide copies of any written documents or correspondence provided to the Solicited Party relating to such Acquisition Proposal.

Provided that the Solicited Party has complied with Section 7.2 *[Notification of Proposals]* of the Arrangement Agreement, at all times following the date of the Arrangement Agreement and prior to obtaining the Ceapro Securityholder Approval, as regards Ceapro, or the Shareholder Approval, as regards Aeterna Zentaris, if the Solicited Party (the "**Terminating Party**") receives an Acquisition Proposal which the board of directors of the Terminating Party (other than the Ceapro Non-Participating Director or the Aeterna Zentaris Non-Participating Director, as applicable), concludes in good faith, following consultation with its financial and outside legal advisors, constitutes a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Terminating Party may, following its compliance with the procedures contained in Section 7.2 *[Notification of Proposals]* of the Arrangement Agreement, and subject to compliance with the procedures set forth in Sections 8.2 *[Termination]* and 8.3 *[Termination Fees]* of the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Superior Proposals

Notwithstanding Section 7.1 *[Non-Solicitation]* of the Arrangement Agreement and subject to compliance with the obligations in Sections 7.1 *[Non-Solicitation]* and 7.2 *[Notification of Proposals]* of the Arrangement Agreement, a Terminating Party may enter into a definitive agreement (a "**Proposed Agreement**") with a third party providing for an Acquisition Proposal, if such Acquisition Proposal constitutes a Superior Proposal; provided that the Terminating Party may do so only after:

(a) it has provided the other Party with written notice that the board of directors of the Terminating Party (other than the Ceapro Non-Participating Director or the Aeterna Zentaris Non-Participating Director, as applicable), has determined that it has received a Superior Proposal (a "**Superior Proposal Notice**"), which shall summarize the material terms of the Superior Proposal or other agreement relating to such Superior Proposal and, (x) in the case of Ceapro, shall specify the value or range in financial terms that the Ceapro Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal, and (y) in the case of Aeterna Zentaris, shall specify the financial value placed by the Aeterna Zentaris Board on such Superior Proposal and the determining factors that have been considered by the Aeterna Zentaris Board to conclude that the Acquisition Proposal constitutes a Superior Proposal; and

(b) at least five Business Days (the "**Response Period**") have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which the other Party received a copy of the proposed definitive agreement for the Superior Proposal from the Terminating Party.

During the Response Period, the Terminating Party acknowledges and agrees that the other Party shall have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement. If the other Party does so, then the board of directors and the special committee of the Terminating Party shall review with its financial and legal advisors any such proposal by the other Party to determine (acting in good faith and in accordance with its fiduciary duties) whether the Acquisition Proposal to which the Terminating Party is responding would continue to be a Superior Proposal when assessed against the amended Arrangement Agreement and Plan of Arrangement as proposed by the other Party. If the board of directors of the Terminating Party (other than the Ceapro Non-Participating Director or the Aeterna Zentaris Non-Participating Director, as applicable) determines that the Acquisition Proposal would thereby cease to be a Superior Proposal, it will cause the other Party to enter into an amendment to the Arrangement Agreement and the Plan of Arrangement reflecting the offer by the other Party to amend the terms of the Arrangement Agreement and Plan of Arrangement and will further agree

not to enter into the applicable Proposed Agreement (it being acknowledged and agreed that this further agreement will not restrict the Terminating Party from further engaging, in strict compliance with the terms of the Arrangement Agreement, with the Person making the Acquisition Proposal) and not to withdraw, modify or change any recommendation regarding the Plan of Arrangement save and except to reaffirm its recommendation of the amended Plan of Arrangement.

If (i) the other Party does not offer to amend the terms of the Arrangement Agreement and Plan of Arrangement within the Response Period or (ii) the board of directors of the Terminating Party (other than the Ceapro Non-Participating Director or the Aeterna Zentaris Non-Participating Director, as applicable) determines acting in good faith, upon recommendation of its special committee, and in the proper discharge of its fiduciary duties (after consultation with its financial advisor and after receiving advice from its outside legal counsel) that the Acquisition Proposal would nonetheless remain a Superior Proposal with respect to the other Party's proposal to amend the Arrangement Agreement and the Plan of Arrangement, and therefore rejects the other Party's offer to amend the Arrangement Agreement and the Plan of Arrangement, the Terminating Party shall be entitled to terminate the Arrangement Agreement pursuant to Section 8.2 *[Termination]* of the Arrangement Agreement following the expiry of the Response Period and enter into the Proposed Agreement upon such termination of the Arrangement Agreement and payment to the other Party of the amount payable pursuant Section 8.2 *[Termination]* of the Arrangement Agreement.

Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement of Section 7.3(a) *[Superior Proposals]* the Arrangement Agreement and the other Party shall be afforded a new Response Period (except that references to the five Business Days period in the definition of Response Period shall be deemed to be references to a three Business Days period).

The board of directors of the Terminating Party shall promptly reaffirm its recommendation of the Arrangement by news release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Terminating Party determines that a proposed amendment to the terms of the Arrangement Agreement as contemplated under Section 7.3(b) *[Response to Superior Proposal]* of the Arrangement Agreement would result in an Acquisition Proposal constituting a Superior Proposal no longer being a Superior Proposal. The Terminating Party shall provide the other Party and its outside legal counsel with a reasonable opportunity to review the form and content of any such new release and shall make all reasonable amendments to such new release as requested by the other Party and its legal counsel.

If the Terminating Party provides a Superior Proposal Notice to the other Party after a date that is five or less Business Days before the Ceapro Meeting or the Meeting, as applicable, the other Party shall be entitled, at its sole discretion, to require the Terminating Party to postpone or adjourn the Ceapro Meeting or the Meeting, as applicable (the "**Terminating Party Meeting**"), to a date acceptable to both Parties (acting reasonably) that is not more then ten Business Days after the scheduled date of the Ceapro Meeting or the Meeting, as applicable, but in any event to a date that is not less than five Business Days prior to the Outside Date, provided however that in the event that the Terminating Party Meeting is so postponed or adjourned, then the other Party shall also postpone or adjourn its Ceapro Meeting or Meeting, as applicable, as required to align with the date of the Terminating Party Meeting.

Nothing in the Arrangement Agreement shall prevent a Party or its board of directors from responding through a directors' circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in the Arrangement Agreement shall prevent the board of directors of a Party from making any disclosure to its shareholders if the board of directors of such Party, acting in good faith and upon the advice of its outside legal counsel, shall have first determined that the failure to make such disclosure would be inconsistent with its fiduciary duties or such disclosure is required by applicable Law. The other Party and its advisors shall be given a reasonable opportunity to review and comment on the content of any such disclosure.

Access to Information; Confidentiality

Upon reasonable notice and subject to the Confidentiality Agreement and applicable Law, each Party shall, and shall cause its subsidiaries and their respective Representatives to, afford to the other Party and its Representatives, such reasonable access during normal business hours, including for the purpose of facilitating integration business planning, to the other Party's and its subsidiaries' officers, employees, agents, properties, books, records and Contracts, and shall furnish the other Party with all data and information as such Party may request, on an as reasonably requested basis.

Insurance and Indemnification

Unless otherwise agreed upon by the Parties, prior to the Effective Date, Ceapro shall purchase customary "tail" policies of directors' and officers' liability insurance for a period of up to six years providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Ceapro and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and after the Effective Time, Aeterna Zentaris will and will cause Ceapro and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided that the cost of such policies shall not exceed 300% of the current annual aggregate premium for such policies currently maintained by Aeterna Zentaris and its subsidiaries.

Each of Aeterna Zentaris and Ceapro agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Aeterna Zentaris and its subsidiaries and Ceapro and its subsidiaries, respectively, to the extent that they are disclosed to the other Party, and acknowledges that such rights, to the extent they are disclosed to the other Party, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

The provisions of Section 7.5 *[Insurance and Indemnification]* of the Arrangement Agreement are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose. Furthermore, Section 7.5 *[Insurance and Indemnification]* of the Arrangement Agreement shall survive the termination of the Arrangement Agreement as a result of the occurrence of the Effective Date for a period of six years.

In the event that Aeterna Zentaris, Ceapro or any of their respective successors (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that any such successor and assigns assumes all of the obligations set forth in Section 7.5 *[Insurance and Indemnification]* of the Arrangement Agreement.

6.5 Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written agreement of Aeterna Zentaris and Ceapro;

(b) by either Aeterna Zentaris or Ceapro, if:

(i) the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement under Section 8.2(b)(i) *[Termination after Outside Date]* of the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii) after the date of the Arrangement Agreement, there shall be enacted or made any applicable Law or there shall exist any injunction or court order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Aeterna Zentaris or Ceapro from consummating the Arrangement and such applicable Law, injunction or court order shall have become final and non-appealable; except that the right to terminate the Arrangement Agreement under Section 8.2(b)(ii) *[Termination because of applicable law]* of the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement shall have been a material cause of the occurrence or continuation of the occurrence of such restraint or illegality;

(iii) the Arrangement Resolution shall have failed to obtain the Ceapro Securityholder Approval at the Ceapro Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(iv) the Aeterna Zentaris Resolutions (excluding, for the purposes of Section 8.2(b)(iv) of the Arrangement Agreement, the special resolution approving the Name Change) shall have failed to obtain the Shareholder Approval at the Meeting (including any adjournment or postponement thereof);

(c) by Ceapro, if:

(i) the Ceapro Board authorizes Ceapro, in accordance with the terms and procedures of Sections 7.1 *[Non-Solicitation]*, 7.2 *[Notification of Proposals]*, and 7.3 *[Superior Proposals]* of the Arrangement Agreement, to enter into a Proposed Agreement, provided that it has otherwise complied with the terms of the Arrangement Agreement with respect thereto and provided that no termination under Section 8.2(c)(i) *[Ceapro Superior Proposal]* shall be effective unless and until Ceapro shall have paid to Aeterna Zentaris the Ceapro Termination Fee;

(ii) prior to obtaining the Shareholder Approval, the Aeterna Zentaris Board (other than the Aeterna Zentaris Non-Participating Director) (A) fails to unanimously recommend or withdraws, amends or modifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Ceapro, the Aeterna Zentaris Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting, if sooner), (C) accepts, approves, executes or enters into, or publicly proposes to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle or understanding in respect of an Acquisition Proposal, (D) fails to affirm publicly and without qualification the Aeterna Zentaris Board Recommendation within five Business Days following the public announcement of an Acquisition Proposal in respect of Aeterna Zentaris and the written request of Ceapro to provide such reaffirmation, provided that if such request is made fewer than five Business Days prior to the Ceapro Meeting then, notwithstanding the foregoing, the Aeterna Zentaris Board in receipt of such request shall have make such affirmation as soon as practicable prior to the Ceapro Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above (each, a "**Aeterna Zentaris Change in Recommendation**") or Aeterna Zentaris willfully breaches Sections 7.1 *[Non-Solicitation]*, 7.2 *[Notification of Proposals]*, and 7.3 *[Superior Proposals]* of the Arrangement Agreement in any material respect;

(iii) subject to Section 6.5 *[Notice and Cure]* of the Arrangement Agreement, any breach of any representation or warranty or failure to perform any covenant or obligation on the part of Aeterna Zentaris under the Arrangement Agreement occurs that would cause any condition in Section 6.1 *[Mutual Conditions Precedent]*, Section 6.2(a) *[Aeterna Zentaris Covenants Condition]* or Section 6.2(b) *[Aeterna Zentaris Representations and Warranties Condition]* of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5 *[Notice and Cure]* of the Arrangement Agreement, provided, however, that Ceapro is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in Section 6.1 *[Mutual Conditions Precedent]*, Section 6.3(a) *[Ceapro Covenants Conditions]* or Section 6.3(b) *[Ceapro Representations and Warranties Condition]* of the Arrangement Agreement not to be satisfied; or

(iv) there shall occur after the date of the Arrangement Agreement any change, effect, event, circumstance or fact that constitutes an Aeterna Zentaris Material Adverse Effect;

(d) by Aeterna Zentaris, if:

(i) the Aeterna Zentaris Board, in accordance with the terms and procedures of Sections 7.1 *[Non-Solicitation]*, 7.2 *[Notification of Proposals]*, and 7.3 *[Superior Proposals]* of the Arrangement Agreement, authorizes Aeterna Zentaris to enter into a Proposed Agreement, provided that it has

otherwise complied with the terms of the Arrangement Agreement with respect thereto and provided that no termination under Section 8.2(d)(i) of the Arrangement Agreement shall be effective unless and until Aeterna Zentaris shall have paid to Ceapro the Aeterna Zentaris Termination Fee;

(ii) prior to obtaining the Ceapro Securityholder Approval, the Ceapro Board (other than the Ceapro Non-Participating Director) (A) fails to unanimously recommend or withdraws, amends or modifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Aeterna Zentaris, the Ceapro Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Ceapro Meeting, if sooner), (C) accepts, approves, executes or enters into, or publicly proposes to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle or understanding in respect of an Acquisition Proposal, (D) fails to affirm publicly and without qualification the Ceapro Board Recommendation within five Business Days following the public announcement of an Acquisition Proposal in respect of Ceapro and the written request of Aeterna Zentaris to provide such reaffirmation, provided that if such request is made fewer than five Business Days prior to the Meeting, (i) then, notwithstanding the foregoing, the Ceapro Board in receipt of such request shall have make such affirmation as soon as practicable prior to the Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above (each, a "**Ceapro Change in Recommendation**") or Ceapro willfully breaches Sections 7.1 *[Non-Solicitation]*, 7.2 *[Notification of Proposals]*, and 7.3 *[Superior Proposals]* of the Arrangement Agreement in any material respect;

(iii) subject to Section 6.5 *[Notice and Cure]* of the Arrangement Agreement, any breach of any representation or warranty or failure to perform any covenant or obligation on the part of Ceapro under the Arrangement Agreement occurs that would cause any condition in Section 6.1 *[Mutual Conditions Precedent]*, Section 6.3(a) *[Ceapro Covenants Conditions]* or Section 6.3(b) *[Ceapro Representations and Warranties Condition]* of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5 of the Arrangement, provided, however, that Aeterna Zentaris is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in Section 6.1 *[Mutual Conditions Precedent]*, Section 6.2(a) *[Aeterna Zentaris Covenants Condition]* and Section 6.2(b) *[Aeterna Zentaris Representations and Warranties Condition]* of the Arrangement Agreement not to be satisfied; or

(iv) there shall occur after the date of the Arrangement Agreement any change, effect, event, circumstance or fact that constitutes a Ceapro Material Adverse Effect.

The Party desiring to terminate the Arrangement Agreement pursuant to Section 8.2 *[Termination]* of the Arrangement Agreement (other than pursuant to Section 8.2(a) *[Termination by Mutual Agreement]* of the Arrangement Agreement) shall give notice of such termination to the other Party. If the Arrangement Agreement is terminated pursuant to Section 8.2 *[Termination]* of the Arrangement Agreement, the Arrangement Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party hereto, except as otherwise expressly contemplated in the Arrangement Agreement, and provided that the provisions of the last paragraph of Section 8.2 *[Termination]* of the Arrangement Agreement and Sections 7.3(g) *[Response to Acquisition Proposals]*, 8.3 *[Termination Fees]*, 9.3 *[Notices]*, 9.4 *[Governing Law]*, 9.5 *[Injunctive Relief]* and 9.8 *[Entire Agreement; Binding Effect and Assignment]* of the Arrangement Agreement and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive any termination of the Arrangement Agreement pursuant to Section 8.2 *[Termination]* of the Arrangement Agreement; provided further that neither the termination of the Arrangement Agreement nor anything contained in Section 8.2 *[Termination]* of the Arrangement Agreement shall relieve a Party from any liability for breach of the Arrangement Agreement arising prior to such termination.

Termination Fees

Aeterna Zentaris shall be entitled to a fee of $500,000 (the "**Ceapro Termination Fee**") upon the occurrence of any of the following events (each a "**Ceapro Termination Fee Event**") which shall be paid by Ceapro to Aeterna Zentaris within the time specified below in respect of each such Ceapro Termination Fee Event:

(a) the Arrangement Agreement is terminated by Aeterna Zentaris pursuant to Section 8.2(d)(ii) *[Ceapro Change in Recommendation]* of the Arrangement Agreement, in which case the Ceapro Termination Fee shall be paid on or prior to the first Business Day following such termination;

(b) the Arrangement Agreement will be terminated by Ceapro pursuant to Section 8.2(c)(i) *[Ceapro Superior Proposal]* in which case the Ceapro Termination Fee shall be paid prior to or concurrent with such termination;

(c) the Arrangement Agreement is terminated by either Party pursuant to Section 8.2(b)(iii) *[No Ceapro Shareholder Approval]* of the Arrangement Agreement, but only if, in the case of Section 8.3(a)(iii) *[Acquisition Proposal and No Ceapro Shareholder Approval]* of the Arrangement Agreement, prior to the earlier of the termination of the Arrangement Agreement or the holding of the Ceapro Meeting, an Acquisition Proposal shall have been made to Ceapro, or the intention to make an Acquisition Proposal with respect to Ceapro shall have been publicly announced by any Person (other than Aeterna Zentaris) and within twelve months following the date of such termination:

(i) an Acquisition Proposal is consummated by Ceapro (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above); or

(ii) Ceapro and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Ceapro Board approves or recommends, an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above) and at any time thereafter, such Acquisition Proposal is later consummated (whether or not within 12 months after such termination);

provided, however, that for the purposes of Section 8.3(a)(iii) *[Acquisition Proposal and No Ceapro Shareholder Approval]* of the Arrangement Agreement all references to "20%" in the definition of Acquisition Proposal shall be changed to "50%"; and in which case the Ceapro Termination Fee shall be payable on or prior to the consummation of the applicable transaction referred to therein; or

(d) the Arrangement Agreement is otherwise validly terminated pursuant to Section 8.2 of the Arrangement Agreement if at such time Aeterna Zentaris is entitled to terminate the Arrangement Agreement pursuant to pursuant to Section 8.2(d)(ii) *[Ceapro Change in Recommendation]* in which case the Ceapro Termination Fee shall be paid on or prior to the third Business Day following such termination.

Ceapro shall be entitled to a fee of $500,000 (the "**Aeterna Zentaris Termination Fee**") upon the occurrence of any of the following events (each an "**Aeterna Zentaris Termination Fee Event**") which shall be paid by Aeterna Zentaris to Ceapro within the time specified below in respect of each such Aeterna Zentaris Termination Fee Event:

(a) the Arrangement Agreement is terminated by Ceapro pursuant to Section 8.2(d)(i) *[Aeterna Zentaris Change in Recommendation]* of the Arrangement Agreement, in which case the Aeterna Zentaris Termination Fee shall be paid on or prior to the first Business Day following such termination;

(b) the Arrangement Agreement will be terminated by Aeterna Zentaris pursuant to Section 8.2(d)(i) *[Aeterna Superior Proposal]* of the Arrangement Agreement, in which case the Aeterna Zentaris Termination Fee shall be paid prior to or concurrent with such termination;

(c) the Arrangement Agreement is terminated by either Party pursuant to Section 8.2(b)(iv) *[No Shareholder Approval]* of the Arrangement Agreement, but only if, in the case of Section 8.3(b)(ii) *[Acquisition Proposal*

and No Ceapro Shareholder Approval] of the Arrangement Agreement, prior to the earlier of the termination of the Arrangement Agreement or the holding of the Meeting, an Acquisition Proposal shall have been made to Aeterna Zentaris, or the intention to make an Acquisition Proposal with respect to Aeterna Zentaris shall have been publicly announced by any Person (other than Ceapro) and within twelve months following the date of such termination:

(i) an Acquisition Proposal is consummated by Aeterna Zentaris (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above); or

(ii) Aeterna Zentaris and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Aeterna Zentaris Board approves or recommends, an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (iii) above) and at any time thereafter, such Acquisition Proposal is consummated (whether or not within 12 months after such termination);

provided, however, that for the purposes of Section 8.3(a)(iii) *[Acquisition Proposal and No Shareholder Approval]* of the Arrangement Agreement all references to "20%" in the definition of Acquisition Proposal shall be changed to "50%"; and in which case the Aeterna Zentaris Termination Fee shall be payable on or prior to the consummation of the applicable transaction referred to therein; or

(d) the Arrangement Agreement is otherwise validly terminated pursuant to Section 8.2 *[Termination]* of the Arrangement Agreement if at such time Ceapro is entitled to terminate the Arrangement Agreement pursuant to pursuant to Section 8.2(c)(ii) *[Aeterna Zentaris Change in Recommendation]* of the Arrangement Agreement in which case the Aeterna Zentaris Termination Fee shall be paid on or prior to the third Business Day following such termination.

The Ceapro Termination Fee and the Aeterna Zentaris Termination Fee shall be payable by the applicable Party to the other Party by wire transfer in immediately available funds to an account specified in writing by the Party receiving the payment.

Only one Ceapro Termination Fee is payable by Ceapro and only one Aeterna Zentaris Termination Fee is payable by Aeterna Zentaris.

Each of the Parties acknowledges that the agreements contained in Section 8.3 *[Termination Fees]* of the Arrangement Agreement are an integral part of the transactions contemplated in the Arrangement Agreement and that, without those agreements, the Parties would not enter into the Arrangement Agreement. The Parties further acknowledge and agree that the Ceapro Termination Fee or the Aeterna Zentaris Termination Fee, as applicable, (i) is a payment of liquidated monetary damages which are a genuine pre-estimate of the damages which the Party entitled to receive such fee will suffer or incur as a result of the cancellation, termination and disposition of all rights and obligations with respect to Arrangement in the circumstances in which the Ceapro Termination Fee or the Aeterna Zentaris Termination Fee, as applicable, is payable, (ii) represents consideration for the disposition by the payee of its rights under the Arrangement Agreement, and (iii) is not a payment for lost profits or a penalty, and that no Party shall take any position inconsistent with the foregoing. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Each of the Parties hereby acknowledges and agrees that, upon termination of the Arrangement Agreement under circumstances where a Party is entitled to the Ceapro Termination Fee or the Aeterna Zentaris Termination Fee and such termination fee is paid in full, the Party receiving the applicable termination fee shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with the Arrangement Agreement or the transactions contemplated hereby. However, the foregoing limitation does not apply in the event of fraud or willful or intentional breach of the Arrangement Agreement by a Party.

Expenses

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

6.6 General Provisions

Specific Performance

The Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of the Arrangement Agreement and to enforce compliance with the terms of the Arrangement Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Notwithstanding the foregoing, while each Party may pursue both a grant of specific performance in accordance with Section 9.5 *[Injunctive Relief]* of the Arrangement Agreement and the payment of monetary damages, under no circumstances shall a Party be permitted or entitled to receive both a grant of specific performance of the other Party's obligations to complete the transactions contemplated hereby and any monetary damages (including all or any portion of the Ceapro Termination Fee or the Aeterna Zentaris Termination Fee, as applicable), except in the event of fraud or willful or intentional breach of the Arrangement Agreement by the other Party.

Amendment

The Arrangement Agreement and, subject to Section 5.01 *[Amendments to Plan of Arrangement]* of the Plan of Arrangement, the Plan of Arrangement, may, at any time and from time to time before or after the holding of the Ceapro Meeting and Meeting but not later than the Effective Time, be amended or varied by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

(c) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of the Parties; and/or

(d) waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided in the Arrangement Agreement, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained in the Arrangement Agreement, or (iii) waive inaccuracies in any of the other Party's representations or warranties contained in the Arrangement Agreement or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of the Arrangement Agreement does not constitute a waiver of such provision or in any way affect the enforceability of the Arrangement Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce *or insist upon strict performance of that provision or any other provision of the Arrangement Agreement.*

Governing Law and Jurisdiction

The Arrangement Agreement is governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Parties irrevocably attorned to the exclusive jurisdiction of the courts of the Province of Alberta in respect of all matters arising under and in relation to the Arrangement Agreement and waived any defences to the maintenance of an action in the courts of the Province of Alberta.

6.7 Lock-Up Agreements

Summary

On December 14, 2023 and prior to entering into the Arrangement Agreement:

(a) each of the directors and officers of Aeterna Zentaris entered into Ceapro Lock-Up Agreements pursuant to which, among other things, they have agreed in favour of Ceapro to vote in favour of the Aeterna Zentaris Resolutions, on the terms and subject to the conditions set forth in the Ceapro Lock-Up Agreements. As of the Record Date, the directors and officers of Aeterna Zentaris subject to the Ceapro Lock-Up Agreements held or exercised control or direction over approximately 6,756 Common Shares, representing approximately 0.14% of the issued and outstanding Common Shares; and

(b) each of the directors and officers of Ceapro have entered into Aeterna Zentaris Lock-Up Agreements pursuant to which, among other things, they have agreed in favour of Aeterna Zentaris to vote in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in the Aeterna Zentaris Lock-Up Agreements. As of the Record Date, the directors and officers of Ceapro subject to the Aeterna Zentaris Lock-Up Agreements held or exercised control or direction over 1,990,468 Ceapro Shares, representing approximately 2.54% of the issued and outstanding Ceapro Shares, and 1,985,000 Ceapro Options, for a total of 3,975,468 Ceapro securities, representing 4.90% of the total issued and outstanding Ceapro securities.

Covenants

The Aeterna Zentaris Lock-Up Agreement and the Ceapro Lock-Up Agreements set forth, among other things, the covenant and agreement of the Aeterna Zentaris and Ceapro directors and officers to:

(a) vote their voting securities of Aeterna Zentaris or Ceapro, as applicable, held directly or indirectly by the director or officer (currently held or acquired after the date of the agreement) (the "**Holder Securities**") (i) in favour of the Aeterna Zentaris Resolutions or the Arrangement Resolution, as applicable, and any other matter necessary or advisable for the completion and consummation of the Arrangement at the Meeting or the Ceapro Meeting, as applicable, and (ii) against any proposed action or resolution that is inconsistent with or which would be reasonably expected to impede, interfere with, materially delay or otherwise adversely affect the consummation of the Arrangement;

(b) not to grant or agree to grant any proxy, power of attorney or other right to vote the Holder Securities, or enter into any voting trust or pooling or other agreement with respect to the calling of meetings of shareholders of Aeterna Zentaris or Ceapro, as applicable, including the Meeting or the Ceapro Meeting, as applicable, or the giving of any consents or approvals of any kind with respect to the Holder Securities, in each case other than pursuant to the Arrangement Agreement;

(c) not to requisition or join in the requisition of any meeting of any of the securityholders of Aeterna Zentaris or Ceapro, as applicable, for the purpose of considering any resolution;

(d) to deliver or to cause to be delivered to Aeterna Zentaris or Ceapro, as applicable, as soon as practicable, and in any event at least ten Business Days prior to the date of the Meeting or the Ceapro Meeting, as applicable, duly executed proxies or voting instruction forms voting in favour of the Aeterna Zentaris Resolutions or the Arrangement Resolution, as applicable, instructing the holder thereof to vote in favour of the Aeterna Zentaris Resolution or the Arrangement Resolution, as applicable, and naming those individuals as may be designated

by Aeterna Zentaris or Ceapro in the Circular or the Ceapro Circular, as applicable, and not to take, nor permit any Person on behalf of the director or officer to take, any action to withdraw, amend or invalidate any proxy or voting instruction form, as the case may be, deposited pursuant to the Arrangement Agreement notwithstanding any statutory or other rights or otherwise which the director or officer might have;

(e) not to directly or indirectly exercise any rights of appraisal, rights of dissent or rights to demand the repurchases of the Holder Securities in connection with the Arrangement;

(f) except in the director or officer's capacity as a director and/or officer of Aeterna Zentaris or Ceapro, as applicable, to the extent permitted by the Arrangement Agreement, (i) to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted prior to the date of the agreement with respect to any potential Acquisition Proposal, and (ii) not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal, or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal;

(g) not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein other than in connection with the Arrangement; and

(h) not to take any other action of any kind, directly or indirectly, which could reasonably be expected to impede, frustrate, interfere with, postpone, prevent, adversely effect or delay the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement.

Alternative Transactions

In the event that, in lieu of or in conjunction with the Arrangement, Aeterna Zentaris seeks to complete the acquisition of all of the issued and outstanding Ceapro Shares other than as contemplated by the Arrangement Agreement on a basis that: (a) it provides for economic terms which, in relation to the Holder Securities, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement; and (b) is otherwise on terms and conditions not more onerous on the director or officer than the Arrangement (any such transaction in this section, an "**Alternative Transaction**"), then the director or officer will, during the term of the Aeterna Zentaris Lock-Up Agreement or the Ceapro Lock-Up Agreement, as applicable, upon request of the other company, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of the Arrangement Agreement. In the event of any proposed Alternative Transaction, the references in the Aeterna Zentaris Lock-Up Agreement and the Ceapro Lock-Up Agreement to the Arrangement will be deemed to be changed to "Alternative Transaction" and all terms, covenants, representations and warranties of such agreements shall be and shall be deemed to have been made in the context of the Alternative Transaction.

Termination

The Aeterna Zentaris Lock-Up Agreements and the Ceapro Lock-Up Agreements will terminate and be of no further force and effect upon the earlier of: (a) the termination of the Arrangement Agreement in accordance with its terms; (b) the mutual agreement in writing of the director or officer and Aeterna Zentaris or Ceapro, as applicable, or (c) the Effective Time.

SECTION 7. REGULATORY MATTERS

7.1 Court Approval

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, on January 18, 2024, Ceapro obtained the Interim Order providing for the calling and holding of the Ceapro Meeting and other procedural matters.

If the Meeting and Ceapro Meeting are held as scheduled and are not adjourned and/or postponed and the Shareholder Approval is obtained and the Ceapro Securityholder Approval is obtained and the other necessary conditions at that point in time are satisfied or waived, it is expected that Ceapro will apply for the Final Order approving the Arrangement on March 27, 2024.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Plan of Arrangement. The Court has broad discretion under the CBCA when making orders with respect to the Plan of Arrangement. The Court may approve the Plan of Arrangement, either as proposed or amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Depending upon the nature of any required amendments, Ceapro and/or Aeterna Zentaris may determine not to proceed with the Arrangement.

7.2 Stock Exchange Listing Approval and Delisting Matters

The Common Shares currently trade on the TSX and on the Nasdaq under the trading symbol "AEZS". It is a mutual condition to the completion of the Arrangement that the Stock Exchange Approvals should have been obtained, including, (i) the conditional approval of the TSXV of the Arrangement; and (ii) the conditional approval of the TSX and the approval of the Nasdaq of the Arrangement and the listing or continued listing of the outstanding Common Shares, the Consideration Shares and the Common Shares underlying the Aeterna Zentaris Options, the Replacement Options, the Aeterna Zentaris Warrants and the Aeterna Zentaris New Warrants, including approval by the Nasdaq of the initial listing of Aeterna Zentaris following consummation of the Arrangement.

The Ceapro Shares currently trade on the TSXV under the symbol "CZO" and are quoted on the OTCQX under the symbol "CRPOF". The TSXV issued its conditional approval of the Arrangement on January 22, 2024. Pursuant to the Arrangement Agreement, Aeterna Zentaris and Ceapro have agreed to use their commercially reasonably efforts to cause the Ceapro Shares to be de-listed from the TSXV with effect promptly following the acquisition by Aeterna Zentaris of the Ceapro Shares pursuant to the Arrangement.

7.3 Canadian Securities Law Matters

Aeterna Zentaris is a reporting issuer in all of the provinces of Canada. Following the Effective Date, Aeterna Zentaris will continue to be a reporting issuer in all of the provinces and territories of Canada.

Subject to applicable Laws, Aeterna Zentaris plans to apply to the applicable Canadian Securities Authorities to have Ceapro cease to be a reporting issuer promptly following the Effective Date, following the implementation of which, Ceapro will cease to have public reporting obligations under Canadian Securities Laws.

The issue of the Consideration Shares, the Aeterna Zentaris New Warrants and the Replacement Options pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of Canadian Securities Laws. The Consideration Shares and the Aeterna Zentaris New Warrants may be resold in each province and territory of Canada, provided: (i) that Aeterna Zentaris is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a "control distribution" as defined in National Instrument 45-102 – *Resale of Securities*; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling security holder is an insider or officer of Aeterna Zentaris (as such terms are defined by Canadian Securities Laws), the insider or officer has no reasonable grounds to believe that Aeterna Zentaris is in default of Canadian Securities Laws.

All Shareholders are urged to obtain legal advice with respect to applicable Canadian Securities Laws and to determine the Canadian conditions and restrictions applicable to the Aeterna Zentaris securities issuable pursuant to the Arrangement.

7.4 U.S. Securities Law Matters

Consideration Shares and Replacement Options

The Consideration Shares issuable to the Ceapro Shareholders in exchange for their Ceapro Shares and the Replacement Options issuable to holders of Ceapro Options in exchange for their Ceapro Options as part of the Arrangement have not been and will not be registered under the U.S. Securities Act or other U.S. Securities Laws, and such Consideration Shares and Replacement Options will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof, and similar exemptions from the registration under applicable U.S. state securities, or "blue sky" laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or

more bona fide outstanding securities from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which, among other matters, the substantive and procedural fairness of the terms and conditions of the Plan of Arrangement will be considered. The Court granted the Interim Order on January 18, 2024 and, subject to the approval of the Arrangement Resolution by the Ceapro Shareholders, and the approval of the Issuance Resolution by the Shareholders, among other things, a hearing for a Final Order approving the Plan of Arrangement and such issuance of Consideration Shares and Replacement Options will be held on or about March 27, 2024 at 2:00 p.m. by the Court. See "Section 7.1 – *Court Approvals*" and "Section 5.10 – *Court Approval and Completion of the Arrangement*". The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof with respect to the Consideration Shares to be received by Ceapro Shareholders in exchange for their Ceapro Shares, and the Replacement Options to be issued to holders of Ceapro Options in exchange for their Ceapro Options, each pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of the Parties' intended reliance on the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof. The Final Order of the Court will, if granted, state that it constitutes the basis for such exemption from the registration requirements of the U.S. Securities Act with respect to the distribution of the Consideration Shares and the Replacement Options issuable in connection with the Arrangement.

The exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof will not be available for the issuance of any Common Shares that are issuable upon exercise of the Replacement Options. Therefore, Common Shares issuable upon the exercise of the Replacement Options may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws (in which case they will be "restricted securities" within the meaning of Rule 144) or following registration under such laws, if any.

The Consideration Shares to be received by Ceapro Shareholders in exchange for their Ceapro Shares upon the completion of the Arrangement will be freely transferable and may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are "affiliates" (within the meaning of Rule 144) of Aeterna Zentaris at the Effective Date or who have been affiliates of Aeterna Zentaris within 90 days before the Effective Date (collectively, the "**Aeterna Zentaris Affiliates**"). Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by or are under common control with the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of Consideration Shares by such an Aeterna Zentaris Affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, such Aeterna Zentaris Affiliates may, generally, resell Consideration Shares outside the United States without registration under the U.S. Securities Act pursuant to and in compliance with Regulation S, if available. Such Aeterna Zentaris Affiliates may also resell such Consideration Shares pursuant to, and in compliance with, the requirements of Rule 144, if available.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Consideration Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation, including, but not limited to, the requirements under Regulation S and Rule 144.

Shares Issuable Upon the Exercise of the Replacement Options

Pursuant to the Arrangement Agreement and to the extent permitted by applicable Law, as promptly as reasonably practicable following the Effective Date, Aeterna Zentaris has agreed to cause a registration statement on Form S-8 to be filed with the SEC which registers the issuance of Common Shares issuable upon exercise of the Replacement Options and, if Aeterna Zentaris is not permitted by applicable Law to file a Form S-8 registering the issuance of the Common Shares issuable upon exercise of Replacement Options, Aeterna Zentaris has agreed to promptly file a registration statement on appropriate form to register the resale of the Common Shares issuable upon exercise of the Replacement Options or otherwise take all necessary actions to cause the Common Shares issuable upon exercise of the Replacement Options to be issued without restrictive legends.

Aeterna Zentaris New Warrants

Pursuant to the Arrangement Agreement, as promptly as reasonably practicable prior to the Effective Date, Aeterna Zentaris has agreed to cause a registration statement on the applicable form to be filed with the SEC that registers the issuance of the Aeterna Zentaris New Warrants and the Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants.

All U.S. Securityholders are urged to obtain legal advice with respect to applicable U.S. Securities Laws and to determine the U.S. conditions and restrictions applicable to the Aeterna Zentaris securities issuable pursuant to the Arrangement.

SECTION 8. INFORMATION CONCERNING AETERNA ZENTARIS

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. Aeterna Zentaris' lead product, macimorelin (Macrilen®; Ghryvelin™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency ("**AGHD**"). Aeterna Zentaris is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency ("**CGHD**").

Aeterna Zentaris is dedicated to the development of its therapeutic asset and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson's disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig's disease).

Additional information with respect to the business and affairs of Aeterna Zentaris is attached to this Circular as "Schedule G – *Information Concerning Aeterna Zentaris*".

SECTION 9. INFORMATION CONCERNING CEAPRO

Ceapro is a Canadian biotechnology company involved in the development and commercialization of proprietary extraction technology and the application of such technology to the production of extracts and "active ingredients" from oats and other renewable plant resources for healthcare and cosmetic industries. Ceapro's primary business activities relate to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.

Additional information with respect to the business and affairs of Ceapro is attached to this Circular as "Schedule H – *Information Concerning Ceapro*".

SECTION 10. INFORMATION CONCERNING THE COMBINED COMPANY

On completion of the Arrangement, the Combined Company will directly own all of the outstanding Ceapro Shares and Ceapro will be a wholly-owned subsidiary of Aeterna Zentaris. Following the completion of the Arrangement, existing Shareholders and Ceapro Shareholders are each expected to own approximately 50% of the Common Shares assuming the exercise of all of the Aeterna Zentaris New Warrants and based on the Common Shares and Ceapro Shares issued and outstanding as of December 14, 2023. See "Section 4.1 – *Issuance Resolution – Effect of the Issuance Resolution*".

Additional information with respect to the business and affairs of the Combined Company is attached to this Circular as "Schedule I – *Information Concerning the Combined Company*" and "Schedule J – *Unaudited Pro Forma Combined Consolidated Financial Statements*".

SECTION 11. RISK FACTORS

Securityholders should carefully consider the following risk factors relating to the Arrangement and the Combined Company before deciding to vote or instruct their vote to be cast to approve the Issuance Resolution. In addition to the risk factors relating to the Arrangement set out below, Shareholders should also carefully consider the risk factors applicable to Aeterna Zentaris in the Corporation's Form 20-F Annual Report dated March 22, 2023 which is incorporated by reference into this Circular, and any other filings and submissions which Aeterna Zentaris may file or furnish from time to time with the SEC (which are available on Aeterna Zentaris' website located at www.zentaris.com), as well as the risk factors applicable to Ceapro set forth in "Schedule H – *Information Concerning Ceapro – Risk Factors*". Additional risks and uncertainties, including those currently unknown or considered immaterial by Aeterna Zentaris, may also adversely affect the business of the Combined Company following completion of the Arrangement. All of the risk factors described below and in the Corporation's management's discussion and analysis for the years ended December 31, 2022 and 2021 should be considered by Shareholders in conjunction with the other information included in this Circular, including the appendices hereto.

11.1 Risk Factors Relating to the Arrangement

The Arrangement is subject to satisfaction or waiver of several conditions, including receipt of the Stock Exchange Approvals, the Shareholder Approval and the Ceapro Securityholder Approval and there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived. Failure to complete the Arrangement could negatively impact the market price of the Common Shares.

Completion of the Arrangement is subject to satisfaction or waiver of several conditions, including, among other things, receipt of the Stock Exchange Approvals, the Shareholder Approval and the Ceapro Securityholder Approval and receipt of the Final Order and receipt (see "Section 6.1 – *The Arrangement – Conditions Precedent*"). The completion of the Arrangement is conditional on, among other things, the receipt of the Regulatory Approvals. The completion of the Arrangement is also subject to the Consideration Shares and the Replacement Options to be issued pursuant to the Arrangement being exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws, including pursuant to the Section 3(a)(10) Exemption, and not being subject to resale restrictions, including under the U.S. Securities Act, subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of Aeterna Zentaris at the Effective Date or within 90 days of the Effective Date.

Certain of the conditions to completion of the Arrangement are outside of the control of Aeterna Zentaris. There can be no certainty, nor can Aeterna Zentaris provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Common Shares may be materially adversely affected. In such events, Aeterna Zentaris' business, financial condition or results of operations could also be subject to various material adverse consequences, including that Aeterna Zentaris would remain liable for costs relating to the Arrangement.

If the Arrangement is not completed and Aeterna Zentaris decides to seek another transaction, there can be no assurance that it will be able to find another merger on equivalent or more attractive terms than pursuant to the Arrangement.

Restrictions on the Corporation's business during the Interim Period.

The Arrangement Agreement imposes certain restrictions on the conduct of the Corporation's business during the Interim Period, being the period between the execution of the Arrangement Agreement and the consummation of the Arrangement, which may have a negative impact on its performance. As the Arrangement is dependent upon the satisfaction of certain conditions, its completion is subject to uncertainty, and the Corporation's customers and suppliers may delay or defer decisions concerning the Corporation which could have a negative impact on the Corporations' business and operations, regardless of whether the Arrangement is ultimately completed.

Completion of the Arrangement is uncertain. Aeterna Zentaris has dedicated significant resources to pursuing the Arrangement and is restricted from taking certain specified actions while the Arrangement is pending and failure to complete the Arrangement could negatively impact Aeterna Zentaris' business.

Aeterna Zentaris and Ceapro are subject to certain non-solicitation provisions under the Arrangement Agreement with respect to an Acquisition Proposal (see "Section 6.4 – *Additional Covenants*"). The Arrangement Agreement also restricts Aeterna Zentaris from taking certain specified actions until the Arrangement is completed, without the consent of Ceapro. These restrictions may prevent Aeterna Zentaris from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. As completion of the Arrangement is dependent upon satisfaction of certain conditions, the completion of the Arrangement is uncertain. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of Aeterna Zentaris' resources to the completion thereof and the restrictions that were imposed on Aeterna Zentaris under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of Aeterna Zentaris as a standalone entity.

The Arrangement Agreement may be terminated by Aeterna Zentaris or Ceapro in certain circumstances, which could result in significant costs and could negatively impact the market price of the Common Shares.

In addition to termination rights relating to the failure to satisfy the conditions of closing, each of Aeterna Zentaris and Ceapro has the right, in certain circumstances, to terminate the Arrangement Agreement and the Arrangement. Accordingly, there is no certainty, nor can Aeterna Zentaris provide any assurance, that the Arrangement Agreement will not be terminated by either Aeterna Zentaris or Ceapro before the implementation of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Common Shares or otherwise adversely affect Aeterna Zentaris' business. See "**Section 6.5** – *Termination of the Arrangement Agreement*".

Because the market price of the Common Shares and the Ceapro Shares will fluctuate and the Exchange Ratio is fixed, there can be no certainty with respect to the market value of the Consideration Shares that Ceapro Shareholders will receive for their Ceapro Shares under the Arrangement.

The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of Common Shares or Ceapro Shares. The market price of the Common Shares or Ceapro Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Aeterna Zentaris' and Ceapro's actual financial or operating results and those expected by investors and analysts, changes in analysts' projections or recommendations, changes in general economic or market conditions and broad market fluctuations. The underlying cause of any such change in relative market price may constitute an Aeterna Zentaris Material Adverse Effect or Ceapro Material Adverse Effect, the occurrence of which in respect of a Party could entitle the other Party to terminate the Arrangement Agreement or otherwise entitle either Party to terminate the Arrangement Agreement. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Consideration Shares that the Ceapro Shareholders may receive on the Effective Date. There can also be no assurance that the trading price of the Common Shares will not decline following the completion of the Arrangement. Accordingly, the market value represented by the Exchange Ratio will also vary.

The issuance of a significant number of Common Shares and a resulting "market overhang" could adversely affect the market price of the Common Shares following completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Common Shares will be issued and available for trading in the public market. The increase in the number of Common Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as "market overhang"), either of which may adversely affect the market for, and the market price of, the Common Shares.

The issuance of the Consideration Shares and the Common Shares upon the exercise of the Aeterna Zentaris New Warrants in connection with the Arrangement could result in the dilution of ownership and voting interests of current Shareholders.

As of the Record Date, Aeterna Zentaris has 4,855,876 Common Shares issued and outstanding. Immediately prior to the Consolidation and the Arrangement, it is expected that there will be 4,855,876 Common Shares issued and outstanding. It is anticipated that, upon completion of the Arrangement and assuming that the Consolidation is completed, there will be 12,245,969 Common Shares, 457,648 existing Common Share Purchase warrants, 53,400 Aeterna Zentaris Options, 196,920 Aeterna Zentaris DSUs, 2,534,424 Aeterna Zentaris New Warrants, and 271,672 Replacement Options issued and outstanding. This increase in the number of issued and outstanding Common Shares post-Arrangement may have a depressive effect on the price of the Common Shares. In addition, as a result of the issuance of such additional Common Shares, the voting power of the existing Shareholders will be substantially diluted. Aeterna Zentaris may, in its sole discretion in accordance with its

constating documents and subject to applicable laws, including the policies of the TSX and Nasdaq, issue additional Common Shares or other securities (equity, debt or otherwise) from time to time, and the interests of the holders of Common Shares may be diluted thereby. Aeterna Zentaris' constating documents permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. In addition, when outstanding options are exercised or when Common Shares are issued on the vesting or settlement of outstanding share units, an investor will incur additional dilution. Accordingly, holders of Common Shares may suffer dilution.

The Raymond James Fairness Opinion is based on many factors.

The Corporation has obtained the Raymond James Fairness Opinion from Raymond James. The Raymond James Fairness Opinion is, of necessity, based on many factors, including an analysis of past results and certain assumptions governing future results. There can be no assurance that the Raymond James Fairness Opinion will prove, in retrospect, to have been accurate.

Aeterna Zentaris and Ceapro may be the targets of legal claims, securities class actions, derivative lawsuits and other claims. Any such claims may delay or prevent the Arrangement from being completed.

Aeterna Zentaris and Ceapro may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Aeterna Zentaris and Ceapro seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Aeterna Zentaris and Ceapro. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of Aeterna Zentaris to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Aeterna Zentaris' business, financial condition and results of operations.

Aeterna Zentaris and Ceapro will incur substantial transaction fees and costs in connection with the proposed Arrangement. If the Arrangement is not completed, the costs may be significant and could have an adverse effect on Aeterna Zentaris.

Aeterna Zentaris and Ceapro have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining the Regulatory Approvals, the Shareholder Approval and the Ceapro Securityholder Approval. Additional unanticipated costs may be incurred by Aeterna Zentaris in the course of coordinating the businesses of Aeterna Zentaris and Ceapro after the completion of the Arrangement. If the Arrangement is not completed, Aeterna Zentaris will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory and printing fees. Aeterna Zentaris is liable for its own costs incurred in connection with the Arrangement. Such costs may be significant and could have an adverse effect on Aeterna Zentaris' future results of operations, cash flows and financial condition.

Prior to the Effective Date, the Arrangement may divert the attention of Aeterna Zentaris' management, and any such diversion could have an adverse effect on the business of Aeterna Zentaris.

The pending Arrangement could cause the attention of Aeterna Zentaris' management to be diverted from the day-to-day operations of Aeterna Zentaris. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of Aeterna Zentaris if the Arrangement is not completed, and on the business of Aeterna Zentaris following the Effective Date.

The Aeterna Zentaris Board considered financial projections prepared by Aeterna Zentaris management in connection with the Arrangement. Actual performance of Aeterna Zentaris and Ceapro may differ materially from these projections.

The Aeterna Zentaris Board considered, among other things, certain projections, prepared by Aeterna Zentaris management, with respect to each of Ceapro (the "**Ceapro Projections**") and Aeterna Zentaris (the "**Aeterna Zentaris Projections**", together with the Ceapro Projections, the "**Projections**"). All such projections are based on assumptions and information available at the time the Projections were prepared. Aeterna Zentaris does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Aeterna Zentaris' and Ceapro's control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as counterparty performance, technical estimates, industry performance, legal and regulatory developments, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Aeterna Zentaris and Ceapro, including the factors described in this "*Risk Factors*" section and under "Section 1.4 – *Forward-Looking Statements*", which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the references to the Projections in this Circular should not be regarded as an indication that Aeterna Zentaris, the Aeterna Zentaris Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by Aeterna Zentaris management for internal use and to, among other things, assist Aeterna Zentaris in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Neither Aeterna Zentaris' independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

There could be unknown or undisclosed risks or liabilities of Ceapro for which Aeterna Zentaris is not permitted to terminate the Arrangement Agreement.

While Aeterna Zentaris conducted due diligence with respect to Ceapro prior to entering into the Arrangement Agreement, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of Ceapro for which Aeterna Zentaris is not permitted to terminate the Arrangement Agreement. Any such unknown or undisclosed risks or liabilities could materially and adversely affect Aeterna Zentaris' financial performance and results of operations. Aeterna Zentaris could encounter additional transaction and enforcement-related costs and may fail to realize any or all of the potential benefits from the Arrangement Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on Aeterna Zentaris' business, financial condition and results of operations.

Although Aeterna Zentaris has conducted due diligence on Ceapro, it has not verified the reliability of the information regarding Ceapro included in, or which may have been omitted from, this Circular.

Unless otherwise indicated, all historical information regarding Ceapro contained in this Circular, including all Ceapro financial information and all pro forma financial information of Ceapro reflecting the pro forma effects of the acquisition of Ceapro by Aeterna Zentaris, has been derived from Ceapro's publicly disclosed information or provided by Ceapro. Although Aeterna Zentaris conducted due diligence on Ceapro to its satisfaction in connection with the Arrangement and has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Ceapro's publicly disclosed information, including the information about or relating to Ceapro contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect Aeterna Zentaris' operational and development plans and Aeterna Zentaris' business, financial condition and results of operations. Additionally, subject to limitations set forth therein, the Plan of Arrangement contains certain indemnities in favor of Aeterna Zentaris if it incurs liabilities or expenses in connection with such inaccuracies or material omissions in Ceapro's publicly disclosed information.

Ceapro may be obligated to make substantial cash payments to Dissenting Ceapro Shareholders.

Registered holders of Ceapro Shares have the right to exercise Dissent Rights and demand payment equal to the fair value of their Ceapro Shares in cash. If Dissent Rights are properly exercised in respect of a significant number of Ceapro Shares,

Ceapro will be obliged under the Arrangement Agreement to make a substantial cash payment to such Ceapro Shareholders, which could have an adverse effect post-closing on Aeterna Zentaris' expected financial condition and cash resources. Further, Aeterna Zentaris' obligation to complete the Arrangement is conditional upon Ceapro Shareholders holding no more than 10% of the outstanding Ceapro Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Ceapro Shareholders exercise Dissent Rights in respect of more than 10% of the outstanding Ceapro Shares.

Uncertainty surrounding the Arrangement could adversely affect Aeterna Zentaris' retention of personnel and could negatively impact future business and operations.

The Arrangement is dependent upon the satisfaction of various conditions, and as a result its completion is subject to uncertainty. In response to this uncertainty, current and prospective employees of Aeterna Zentaris may experience uncertainty about their future roles until such time as Aeterna Zentaris' plans with respect to such employees are determined and announced. This may adversely affect Aeterna Zentaris' ability to attract or retain key employees in the period until the Arrangement is completed or thereafter.

11.2 Risk Factors Relating to the Consolidation

Reducing the number of issued and outstanding Common Shares through the Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation's financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market's perception of the Corporation's business and other factors, which are unrelated to the number of Common Shares outstanding.

Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Consolidation to the extent sufficient to ensure compliance with the Bid Price Rule and allow for a listing of the Common Shares on the Nasdaq following the completion of the Arrangement, or that the market price of the Common Shares will not decrease in the future and result in noncompliance with the continuous listing bid price rule. There can also be no assurance that the implementation of the Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the Nasdaq or that the Common Shares will not be delisted from the Nasdaq because the Corporation fails to meet other Nasdaq listing requirements.

The market price of the Common Shares immediately following the implementation of the Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Consolidation multiplied by the Consolidation Ratio but there is no assurance that the anticipated market price immediately following the implementation of the Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Consolidation will achieve this result.

If the Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the Consolidation Ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation's overall market capitalization may be greater than would have occurred if the Consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company's shares following a consolidation or reverse split may be lower than they were before the consolidation or reverse split took effect. The reduced number of Common Shares that would be outstanding after the Consolidation is implemented could adversely affect the liquidity of the Common Shares.

The Consolidation may result in some Shareholders owning "odd lots" of fewer than 100 Common Shares on a post-Common Consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Share

to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in "round lots" of even multiples of 100 Common Shares.

Risk Factors Related to U.S. Holders.

The Consolidation is intended to be treated as a tax free recapitalization for U.S. federal income tax purposes. However, there is a risk that the Consolidation will not qualify as a tax free recapitalization and, as a result, U.S. Holders will be required to recognize taxable gain or loss for U.S. federal income tax purposes. Even if the Consolidation qualifies as a recapitalization, if Aeterna Zentaris has been a PFIC during any period when a U.S. Holder held Common Shares, such U.S. Holder may be required to recognize taxable gain in connection with the Consolidation. U.S. Holders should review the discussion under the heading "Section 5.14 – *Certain Material U.S. Federal Income Tax Consequences*" for a further discussion of the U.S. federal income tax risks related to the Consolidation.

11.3 Risk Factors Relating to the Combined Company

In addition to the Risk Factors set forth in this Section 11, in the Corporation's Form 20-F Annual Report dated March 22, 2023 which is incorporated by reference into this Circular, as well as "Schedule H – *Information Concerning Ceapro – Risk Factors*", the following risk factors relate to Aeterna Zentaris (including Ceapro as its wholly-owned subsidiary) following the completion of the Arrangement:

Significant demands will be placed on the Combined Company and Aeterna Zentaris and Ceapro cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement.

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Aeterna Zentaris and Ceapro. Aeterna Zentaris cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of the Combined Company will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Ceapro, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The failure to achieve the desired synergies and benefits of the Arrangement could have a material adverse effect on the market price of the Common Shares following completion of the Arrangement.

The Arrangement has been agreed to with the expectation that its completion will result in an increase in sustained profitability, cost savings and enhanced growth opportunities for the Combined Company. These anticipated benefits will depend in part on whether Aeterna Zentaris' and Ceapro's operations can be integrated in an efficient and effective manner. The extent to which synergies are realized and the timing of such cannot be assured.

Aeterna Zentaris and Ceapro may be unable to successfully integrate their businesses and realize the anticipated benefits of the Arrangement. The failure to successfully integrate the businesses of Aeterna Zentaris and Ceapro could have a material adverse effect on the market price of the Common Shares following completion of the Arrangement.

The integration requires the dedication of substantial effort, time and resources on the part of management which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each Party. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two parties will present challenges to management, including the integration of systems and personnel of the two parties which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with operators or employees or to achieve the anticipated benefits of the Arrangement.

The performance of Aeterna Zentaris' operations after completion of the Arrangement could be adversely affected if Aeterna Zentaris cannot retain key employees to assist in the integration and operation of Aeterna Zentaris and Ceapro.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Ceapro, Aeterna Zentaris and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Aeterna Zentaris will be aware of any and all liabilities of Ceapro or the Arrangement. As a result of these factors, it is possible that certain benefits expected from the Arrangement may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on the business, financial condition and results of operations of Aeterna Zentaris.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Aeterna Zentaris' financial condition or results of operations following completion of the Arrangement and the Consolidation.

The unaudited pro forma consolidated financial statements included in this Circular are presented for illustrative purposes only to show the effect of the Arrangement and the Consolidation, and should not be considered to be an indication of the financial condition or results of operations of Aeterna Zentaris following completion of the foregoing. For example, the pro forma consolidated financial statements have been prepared using the consolidated historical financial statements of Aeterna Zentaris and Ceapro and do not represent a financial forecast or projection. In addition, the pro forma consolidated financial statements included in this Circular is based in part on certain assumptions regarding the Arrangement and the Consolidation. These assumptions may not prove to be accurate, and other factors may affect Aeterna Zentaris' results of operations or financial condition following completion of the foregoing. Accordingly, the historical and pro forma consolidated financial statements included in this Circular do not necessarily represent Aeterna Zentaris' results of operations and financial condition had Aeterna Zentaris and Ceapro as a combined entity during the periods presented, or of Aeterna Zentaris' results of operations and financial condition following the Arrangement.

In preparing the pro forma consolidated financial statements contained in this Circular, Aeterna Zentaris has given effect to, among other items, the Arrangement, including the issuance of the Consideration Shares and the Aeterna Zentaris New Warrants and the Consolidation. The unaudited pro forma consolidated financial statements do not reflect all of the costs that are expected to be incurred by Aeterna Zentaris in connection with the Arrangement and the Consolidation. For example, the impact of any incremental costs incurred in integrating Aeterna Zentaris and Ceapro is not reflected in the pro forma consolidated financial statements. See also the notes to the unaudited pro forma consolidated financial statements included in "Schedule J – *Unaudited Pro Forma Combined Consolidated Financial Statements*" attached to this Circular.

Failure by Aeterna Zentaris and/or Ceapro to comply with applicable Laws prior to the Arrangement could subject the Combined Company to penalties and other adverse consequences following completion of the Arrangement.

Aeterna Zentaris is subject to the United States *Foreign Corrupt Practices Act* and Aeterna Zentaris and Ceapro are subject to the *Corruption of Foreign Public Officials Act* (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party's internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Aeterna Zentaris or Ceapro to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject Aeterna Zentaris to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company.

Aeterna Zentaris and Ceapro are also subject to a wide variety of Laws relating to the environment, health and safety, intellectual property, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by either of Aeterna Zentaris or Ceapro to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject Aeterna Zentaris to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company. The compliance

mechanisms and monitoring programs adopted and implemented by either of Aeterna Zentaris or Ceapro prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company.

Following the Arrangement, the trading price of the Common Shares cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of Aeterna Zentaris and Ceapro due to various market-related and other factors.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in biotechnology, biopharmaceutical and related industries have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. There can be no assurance that continuing fluctuations in price will not occur. The market price per Common Share is also likely to be affected by changes in Aeterna Zentaris' financial condition or results of operations. Other factors unrelated to the performance of Aeterna Zentaris that may have an effect on the price of Common Shares include the following: (a) current events affecting the economic situation in Canada, United States and internationally; (b) changes in the market price of the commodities that Aeterna Zentaris and Ceapro sell and purchase; (c) trends in the biotechnology and biopharmaceutical industries; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings; (g) the economics of current and future projects and operations of Aeterna Zentaris and Ceapro; (h) quarterly variations in operating results; (i) the operating and share price performance of other companies, including those that investors may deem comparable; (j) the issuance of additional equity securities by Aeterna Zentaris or Ceapro, as applicable, or the perception that such issuance may occur; and (k) purchases or sales of blocks of Common Shares or Ceapro Shares, as applicable.

There are no assurances with respect to the resale of Common Shares, including the Consideration Shares and Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants issued under the Arrangement.

There can be no assurance that the publicly-traded market price of the Common Shares will be high enough to create a positive return for the existing investors. Further, there can be no assurance that the Common Shares will be sufficiently liquid so as to permit investors to sell their position in Aeterna Zentaris without adversely affecting the stock price. In such event, the probability of resale of the Common Shares would be diminished.

In the event that Aeterna Zentaris fails to satisfy any of the listing requirements of Nasdaq, including the Bid Price Rule, Nasdaq may reject Aeterna Zentaris' application to list on Nasdaq.

The Common Shares are currently listed on both the Nasdaq and the TSX under the symbol "AEZS", however, under applicable Nasdaq rules and regulations, the Arrangement will be considered to be change of control requiring a new listing and, in such a circumstance, Aeterna Zentaris will be required to make a new application to list the Common Shares on Nasdaq following the completion of the Arrangement. To meet listing requirements on the Nasdaq, the Nasdaq requires, among other things, that listed securities have a minimum bid price of US$4.00 per share or a minimum closing price of US$2.00 to US$3.00 per share, with the specific requisite price based on the satisfaction of certain financial and liquidity requirements set forth in Nasdaq Listing Rules 5505(a) and (b) in accordance with the Bid Price Rule.

In addition to the Bid Price Rule, if the Arrangement is treated as a new listing, Nasdaq requires Aeterna Zentaris to have, depending on the applicable listing standard selected by Aeterna Zentaris: (i) stockholders' equity of at least US$5 million, a market value of unrestricted publicly held shares of US$15 million, an operating history of 2 years, at least 1 million unrestricted publicly held shares outstanding, at least 300 unrestricted round lot shareholders, and at least 3 market makers; (ii) stockholders' equity of at least US$4 million, a market value of unrestricted publicly held shares of US$15 million, a market value of listed securities of at least US$50 million, at least 1 million unrestricted publicly held shares outstanding, at least 300 unrestricted round lot shareholders, and at least 3 market makers; or (iii) stockholders' equity of at least US$4 million, a market value of unrestricted publicly held shares of US$5 million, net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least US$750,000, at least 1 million unrestricted publicly held shares outstanding, at least 300 unrestricted round lot shareholders, and at least 3 market makers, in each case in addition to the Nasdaq's corporate governance requirements.

It is possible that we may be a passive foreign investment company, which could result in adverse tax consequences to U.S. investors.

Adverse U.S. federal income tax rules apply to U.S. Holders who directly or indirectly hold stock of a PFIC. We would be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of our gross income is "passive income" or (ii) at least 50% quarterly of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2023 taxable year and we do not expect to be a PFIC during our 2024 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2024 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our Common Shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2024 taxable year).

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds such Common Shares, even if we ceased to meet the threshold requirements for PFIC status. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status. PFIC characterization could result in adverse U.S. federal income tax consequences to U.S. Holders. In particular, absent certain elections, a U.S. Holder would generally be subject to U.S. federal income tax at the hightest ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of our Common Shares, as well as certain distributions by us.

If we are treated as a PFIC for any taxable year, a U.S. Holder may be able to make an election to "mark-to-market" Common Shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the Common Shares as long as the Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets.

In addition, U.S. Holders may mitigate the adverse tax consequences of the PFIC rules by making a "qualified electing fund" ("QEF") election; however, there can be no assurance that we will satisfy the record keeping requirements applicable to a QEF or that we will provide the information regarding our income that would be necessary for a U.S. Holder to make a QEF election.

The PFIC Rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. Each U.S. Holder should consult his, her or its own tax advisors to determine the tax consequences to him, her or it if we are considered to be a PFIC for any year during with the U.S. Holder holds Common Shares.

Investments in biopharmaceutical companies are generally considered to be speculative in nature.

The prospects for companies operating in the biopharmaceutical industry are uncertain, given the very nature of the industry, in which companies often experience lengthy development time, extensive capital requirements, rapid technological developments and a high degree of competition based primarily on scientific and technological factors. These factors include the availability to obtain patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain government approval for testing, manufacturing and marketing. Accordingly, investments in biopharmaceutical companies should be considered to be speculative assets.

The Combined Company may not achieve our projected development goals in the time-frames we announce and expect.

The Combined Company may set goals and make public statements regarding the timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and anticipated completion of clinical trials, anticipated

regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in any clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize any of our products or product candidates. There can be no assurance that the Combined Company will make regulatory submissions or receive regulatory approvals as planned. If the Combined Company fails to achieve one or more of its planned milestones, the share price of the Common Shares may decline.

Competition in our targeted markets is intense, and development by other companies could render any of our current or future products, non-competitive.

The biopharmaceutical field is highly competitive. New products developed by other companies in the industry could render any of the Combined Company's future products uncompetitive or significantly less competitive. Competitors are developing and testing products and technologies that would compete with the Combined Company's products. Some of these competitive products may be more effective or have an entirely different approach or means of accomplishing the desired effect. The Combined Company expects competition from pharmaceutical and biopharmaceutical companies and academic research institutions to continue to increase over time. Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Combined Company.

The Combined Company may infringe the intellectual property rights of others.

The Combined Company's commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Combined Company is not aware that the Combined Company's products or methods may be found to infringe, or patents of which the Combined Company may become aware and believes that it does not infringe, but which it may ultimately be found to infringe. Moreover, patent applications and their underlying discoveries are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which the Combined Company is unaware that may later result in issued patents that the Combined Company's products or technologies are found to infringe. Moreover, there may be published pending applications that do not currently include a claim covering our products or technologies, but, which nonetheless, provide support for a later drafted claim that, if issued, our products or technologies could be found to infringe.

If the Combined Company infringes or is alleged to infringe intellectual property rights of third parties, it will adversely affect its business. Third parties may own or control these patents or patent applications in the U.S. and abroad. These third parties could bring claims against the Combined Company or its collaborators that would cause us to incur substantial expenses and, if successful against the Combined Company, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against the Combined Company or its collaborators, the Combined Company could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. In the event of infringement or violation of another party's patent or other intellectual property rights, the Combined Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Combined Company's products or lead to prohibition of the manufacture or sale of products by the Combined Company or its partners and collaborators.

Patent litigation is costly and time consuming and may subject us to liabilities.

If the Combined Company becomes involved in any patent litigation, interference, opposition, re-examination or other administrative proceedings, we will likely incur substantial expenses in connection therewith, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Combined Company to significant liabilities.

In carrying out operations, the Combined Company is expected to be dependent on a stable and consistent supply of ingredients and raw materials.

There can be no assurance that the Combined Company, its contract manufacturers or its licensees, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms that are favorable or similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices we pay for them, could have a material adverse effect on the Combined Company's business, financial condition, liquidity and operating results.

We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.

The Combined Company will be highly dependent on management and clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve the Combined Company's objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Combined Company's success. The competition for qualified personnel in the biopharmaceutical field is intense, and if the Combined Company is not able to retain qualified personnel and/or maintain positive relationships with outside consultants, the Combined Company may not be able to achieve its strategic and operational objectives.

The Combined Company may be subject to litigation in the future.

The Combined Company may, from time to time, be a party to litigation in the normal course of business. Monitoring and defending against legal actions, whether meritorious, is time-consuming for our management and detracts from the Combined Company's ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and the Combined Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to the Combined Company's interests could result in the payment of substantial damages and could have a material adverse effect on the Combined Company's cash flow, results of operations and financial position.

With respect to any litigation, the Combined Company's insurance may not reimburse it, or may not be sufficient to reimburse, for the expenses or losses it may suffer in contesting and concluding such lawsuit. Substantial litigation costs, including the substantial self-insured retention that the Combined Company is required to satisfy before any insurance applies to a claim, unreimbursed legal fees or an adverse result in any litigation may adversely impact the Combined Company's business, operating results or financial condition.

The Combined Company will be subject to the risk of product liability claims, for which it may not have or may not be able to obtain adequate insurance coverage.

The sale and use of the Combined Company's products will involve the risk of product liability claims and associated adverse publicity. Product liability claims might be made against the Combined Company directly by patients, healthcare providers or pharmaceutical companies, or others selling, buying or using our products. The Combined Company plans to maintain insurance covering its liability for preclinical and clinical studies as well as products liability insurance. However, the Combined Company may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against the Combined Company could have a materially adverse effect on our business, financial condition or results of operations.

It may be difficult for U.S. investors to obtain and enforce judgments against the Combined Company because of its Canadian incorporation and German presence.

The Combined Company will be a company existing under the laws of Canada. A number of the directors and officers of the Combined Company are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. Consequently, although the Combined Company will have appointed an agent for service of process in the U.S., it may be difficult for investors in the U.S. to bring an action against such directors or officers or to enforce against those persons or us a judgment obtained in a U.S. court predicated upon the civil liability provisions of federal securities laws or other laws of the U.S. investors should not assume that foreign courts (i) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the U.S. or (ii)

would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or "blue sky" laws.

The Combined Company is subject to various internal control reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the U.S. The Combined Company can provide no assurance that it will, at all times in the future, be able to report that our internal controls over financial reporting are effective.

As a public company, the Combined Company is required to comply with Section 404 of the U.S. *Sarbanes-Oxley Act of 2002* and National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings* of the Canadian securities administrators. The Combined Company cannot be certain as to the time of completion of its internal control evaluation, testing and remediation actions or of their impact on the Combined Company's operations. Upon completion of this process, the Combined Company may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board (U.S.) rules and regulations. As a public company, the Combined Company is required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. If the Combined Company fails to comply with the requirements of Section 404 of the *U.S. Sarbanes-Oxley Act of 2002* or similar Canadian requirements, or if the Combined Company reports a material weakness, the Combined Company might be subject to regulatory sanction and investors may lose confidence in our consolidated financial statements, which may be inaccurate if the Combined Company fails to remedy such material weakness.

The Combined Company may have material weaknesses in its internal controls over financial reporting which could have a material adverse effect on the price of the Common Shares.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Aeterna Zentaris has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting which the Combined Company is expected to continue to implement. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Combined Company may incur losses associated with foreign currency fluctuations.

The Combined Company's operations are, in many instances, conducted in currencies other than our functional currency or the functional currencies of our subsidiaries. Fluctuations in the value of currencies could cause the Combined Company to incur currency exchange losses. The Combined Company cannot assert with any assurance that it will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the U.S. dollar, the euro, the Canadian dollar and other currencies.

Legislative actions, new accounting pronouncements and higher insurance costs may adversely impact our future financial position or results of operations.

Changes in financial accounting standards or implementation of accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect the Combined Company's financial position or results of operations. New pronouncements and varying interpretations of pronouncements are expected to occur in the future, and the Combined Company may make or be required to make changes in its accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Data security breaches may disrupt our operations and adversely affect the Combined Company operating results.

The Combined Company's network security and data recovery measures and those of third parties with which it may contract with, may not be adequate to protect against computer viruses, cyber-attacks, breaches, and similar disruptions from unauthorized tampering with our computer systems. The misappropriation, theft, sabotage or any other type of security breach with respect to any of the Combined Company's proprietary and confidential information that is electronically stored, including research or clinical data, could cause interruptions to the Combined Company's operations, could result in a material disruption of the Combined Company's clinical activities and business operations and could expose the Combined Company to third-party legal claims. Furthermore, the Combined Company could be required to make substantial expenditures of resources to remedy the cause of cyber-attacks or break-ins. This disruption could have a material adverse impact on the Combined Company's business, operating results and financial condition. Additionally, any break-in or trespass of the Combined Company's facilities that results in the misappropriation, theft, sabotage or any other type of security breach with respect to the Combined Company's proprietary and confidential information, including research or clinical data, or that results in damage to the Combined Company's research and development equipment and assets could have a material adverse impact on the Combined Company's business, operating results and financial condition.

The Combined Company's business processes personal information, both in connection with clinical activities and employees. The use of this information is critical to the Combined Company's operations and innovation, including the development of the Combined Company's products, as well as management of employees. New and evolving regulations, such as the European Union General Data Protection Regulation, could bring increased scrutiny on the Combined Company's data management processes in the future. Any cyber-attacks or other failure to protect critical and sensitive systems and information could damage the Combined Company's reputation, prompt litigation or lead to regulatory sanctions, all of which could materially affect the Combined Company's financial condition and results of operation.

11.4 Risk Factors Relating to our Common Shares

The Common Share price is volatile and will likely continue to be volatile after the completion of the Arrangement, which may result from factors outside of the Combined Company's control.

Between January 1, 2023 and December 31, 2023, the closing price of the Common Shares ranged from US$1.42 to US$3.89 per share on the Nasdaq and from $1.91 to $5.30 per share on the TSX. Between December 14, 2023, the date of the Arrangement Agreement, and the date of this Circular, the closing price of the Common Shares ranged from US$1.69 to US$2.33 per share on the Nasdaq and from $2.28 to $3.06 per share on the TSX.

The Common Share price may be affected by developments directly affecting the Combined Company's business and by developments out of the control of the Combined Company or unrelated to the Combined Company. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. The Common Share price and trading volume may fluctuate based on a number of factors including, but not limited to, the following:

- developments regarding current or future third-party suppliers and licensee(s);
- delays in anticipated clinical trial development or commercialization timelines;
- announcements by the Combined Company regarding technological, regulatory or other matters;
- arrivals or departures of key personnel;
- governmental or regulatory action affecting the Combined Company's product candidates and our competitors' products in the U.S., Canada and other countries;
- developments or disputes concerning patent or proprietary rights;
- actual or anticipated fluctuations in our revenues or expenses;
- general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

- economic conditions in the U.S. or abroad.

The Combined Company's listing on both the Nasdaq and the TSX may increase price volatility due to various factors, including different ability to buy or sell the Common Shares, different market conditions in different capital markets, and different trading volumes. In addition, low trading volume may increase the price volatility of the Common Shares. A thin trading market could cause the share price of the Common Shares to fluctuate significantly more than the stock market as a whole.

In the event the Combined Company loses its foreign private issuer status as of June 30 of a given financial year, it would be required to comply with the U.S. domestic reporting regime under the Exchange Act, which could cause the Combined Company to incur additional legal, accounting and other expenses.

In order to maintain status as a foreign private issuer, either (a) a majority of the Common Shares must not be either directly or indirectly owned of record by residents of the U.S. or (b) (i) a majority of the executive officers and directors must not be U.S. citizens or residents, (ii) more than 50 percent of the Combined Company's assets cannot be located in the U.S. and (iii) the Combined Company's business must be administered principally outside the U.S.

There can be no assurance that the Combined Company will remain a foreign private issuer either in 2024 or in future financial years.

If the Combined Company loses its foreign private issuer status as of June 30 of any given financial year, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. The Combined Company may also be required to make changes in its corporate governance practices in accordance with various SEC rules and the Nasdaq listing standards. The regulatory and compliance costs to us of complying with the reporting requirements applicable to a U.S. domestic issuer under U.S. securities laws may be higher than the cost incurred as a foreign private issuer. As a result, the Combined Company would expect that a potential loss of foreign private issuer status at some future point in time could increase legal, financial reporting and accounting compliance costs, and it is difficult at this time to estimate by how much its legal, financial reporting and accounting compliance costs may increase in such eventuality.

SECTION 12. INDEBTEDNESS OF DIRECTORS AND OFFICERS

Neither at any time during the financial year ended December 31, 2022 nor as at the date hereof were any of the directors or officers indebted to us in respect of the purchase of our securities or otherwise. The Aeterna Zentaris Board has adopted a resolution prohibiting (a) the making of any new loans to its directors and officers, and (b) modifying the material terms of any such then existing loans.

SECTION 13. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth in this Circular, management of Aeterna Zentaris is not aware of any material interest, direct or indirect, of any informed person of Aeterna Zentaris, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Corporation's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Aeterna Zentaris or any of its subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

See "Section 5.15 – *Interest of Directors and Executive Officers in the Arrangement*".

SECTION 14. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set forth in this Circular, management of Aeterna Zentaris is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Aeterna Zentaris at any time since the beginning of Aeterna Zentaris' last financial year, any proposed nominee for election as director of Aeterna Zentaris or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

14.1 Ownership of Securities

See "Section 5.15 – *Interest of Directors and Executive Officers in the Arrangement*".

SECTION 15. LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon by Norton Rose, on behalf of Aeterna Zentaris and by Blakes, on behalf of Ceapro in respect of Canadian matters, and by Troutman Pepper Hamilton Sanders LLP, on behalf of Ceapro in respect of US matters. As of the date hereof, the partners and associates of Blakes beneficially owned, directly or indirectly, less than 1% of any class of outstanding Ceapro Shares and the partners and associates of Norton Rose beneficially owned, directly or indirectly, less than 1% of any class of outstanding Common Shares.

SECTION 16. FINANCIAL ADVISOR; AUDITOR

16.1 Raymond James

Raymond James prepared and delivered to the Aeterna Zentaris Board the Raymond James Fairness Opinion with respect to the Arrangement. Except for fees paid or owing to Raymond James by Aeterna Zentaris, neither Raymond James, nor any partner or associate thereof, has received nor will receive a direct or indirect interest in the property of the Parties. To the knowledge of Aeterna Zentaris none of the designated professionals of Raymond James held securities of Aeterna Zentaris representing more than 1% of the issued and outstanding securities of Aeterna Zentaris.

16.2 Auditor

The independent auditor of Aeterna Zentaris is Deloitte LLP located at 1190, Avenue Des Canadiens-De-Montreal, Bureau 500, Montreal, Quebec, H3B 0M7, Canada. Deloitte LLP was appointed by the Shareholders as auditors of Aeterna Zentaris on June 14, 2023. Deloitte LLP is independent of the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

16.3 Interest of Experts

Ernst & Young LLP, former auditor of Aeterna Zentaris, audited the consolidated financial statements of Aeterna Zentaris as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which are incorporated herein by reference. Ernst & Young LLP was independent of the Corporation, through the date of their audit report, within the meaning of the *Code of Ethics of Chartered Professional Accountants of the Ordre des comptables professionnels agréés du Québec* and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

PricewaterhouseCoopers LLP, former auditor of the Corporation, audited the audited consolidated financial statements of the Corporation for the year ended December 31, 2020, including the related notes, as stated in the corresponding report of independent registered public accounting firm, which are incorporated herein by reference. PricewaterhouseCoopers LLP is independent of the Corporation in accordance with within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

Grant Thornton LLP, auditor of Ceapro, audited the annual financial statements of Ceapro for the fiscal years ended December 2021 and 2022 which are attached to this Circular as Appendix A to Schedule H – *Information Concerning Ceapro*. Grant Thornton LLP is independent of Ceapro within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

SECTION 17. ADDITIONAL INFORMATION

We will provide a copy of this Circular upon request to our Chief Financial Officer, at 222 Bay St. Suite 3000, Toronto, Ontario, M5K 1E7.

In addition, our Form 6-K will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada and the U.S. as well as any other document incorporated by reference therein. We may require the payment of reasonable expenses if a request is received from a person who is not a holder of our securities, unless we make a distribution of our securities pursuant to a short-form prospectus, in which case such documents will be provided free of charge. Additional information relating to the Corporation and copies of our public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following websites: www.zentaris.com, www.sedarplus.com and www.sec.gov. Financial information related to us is provided in our audited consolidated financial statements and Management's Discussion and Analysis for the financial year ended December 31, 2022.

SECTION 18. DIRECTORS APPROVAL

The Aeterna Zentaris Board has approved the contents of this Circular and its sending to the Shareholders.

Dated at Toronto, Ontario, February 9, 2024.

/s/ Carolyn S. Egbert

Carolyn S. Egbert

Chair of the Aeterna Zentaris Board

SCHEDULE A

ISSUANCE RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1. Aeterna Zentaris be and is hereby authorized and directed to issue up to 10,298,150 common shares in the capital of Aeterna Zentaris (each, a "**Common Share**") and up to 2,534,424 common share purchase warrants (each, an "**Aeterna Zentaris New Warrant**"), each exercisable for one Common Share, in connection with the acquisition of all of the issued and outstanding common shares in the capital of Ceapro pursuant to a plan of arrangement (the "**Plan of Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**Arrangement**") in accordance with an arrangement agreement dated December 14, 2023 between Aeterna Zentaris and Ceapro, as amended by the amendment agreement between Aeterna Zentaris and Ceapro dated January 16, 2024, as same may be further amended, supplemented or otherwise modified from time to time (the "**Arrangement Agreement**"), all as more fully described and set forth in the management information circular of Aeterna Zentaris, as it may be amended, supplemented or otherwise modified from time to time (the "**Circular**"), such number of Common Shares consisting of: (i) up to 7,390,093 Common Shares issuable to shareholders of Ceapro pursuant to the Plan of Arrangement; (ii) up to 271,672 Common Shares issuable upon exercise of Aeterna Zentaris replacement options to be issued pursuant to the Plan of Arrangement in exchange for Ceapro options; and (iii) up to 2,534,424 Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants, and (iv) an additional 101,961 Common Shares representing a 1% buffer to account for clerical and administrative matters.

2. The Common Shares referred to above will be, when issued, validly issued as fully paid and non-assessable common shares in the capital of Aeterna Zentaris and the registrar and transfer agent of the Common Shares from time to time is hereby authorized and directed upon receipt of a direction from any one director or officer of Aeterna Zentaris to countersign and deliver certificates, or other evidence of issuance, in respect of the Common Shares.

3. Notwithstanding that this resolution has been duly passed by the Shareholders or that the Arrangement has been approved by the Court of Kings Bench of Alberta, the directors of Aeterna Zentaris are hereby authorized and empowered, at their discretion and without notice to or approval of the Shareholders, to: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby; (ii) revoke this resolution, in whole or in part, and not give effect to this resolution; (iii) increase the number of Common Shares issuable in connection with the Arrangement, subject to the limitations imposed by the Toronto Stock Exchange or the Nasdaq; or (iv) subject to the terms of the Arrangement Agreement, not proceed with the Arrangement or any related transactions.

4. Any director or officer of Aeterna Zentaris is hereby authorized and directed for and on behalf of Aeterna Zentaris to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE B

CONDITIONAL NOMINEE RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1. Conditional upon the closing of the plan of arrangement (the "**Plan of Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**Arrangement**") in accordance with an arrangement agreement dated December 14, 2023 between Aeterna Zentaris and Ceapro, as amended by the amendment agreement between Aeterna Zentaris and Ceapro dated January 16, 2024, as same may be further amended, supplemented or otherwise modified from time to time (the "**Arrangement Agreement**"), the number of directors is increased from five (5) to eight (8).

2. Conditional upon the closing of the Arrangement, each of Ronald W. Miller, Ulrich Kosciessa, Geneviève Foster and William Li are hereby elected as additional directors of Aeterna Zentaris, to hold office until the next annual meeting of Shareholders, or until their successors are duly elected or appointed.

3. Upon the closing of the Arrangement, any one director or officer of Aeterna Zentaris be and is hereby authorized and instructed to prepare, execute and file a Notice of Change of Directors in the prescribed form on behalf of Aeterna Zentaris.

4. Any director or officer of Aeterna Zentaris is hereby authorized and directed for and on behalf of Aeterna Zentaris to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the performance of any such act or thing.

SCHEDULE C

CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1. Aeterna Zentaris be and is hereby authorized and directed to amend its articles of amendment to change the number of issued and outstanding common shares of Aeterna Zentaris (the "**Common Shares**") by consolidating the issued and outstanding Common Shares on the basis of a consolidation ratio (the "**Consolidation Ratio**") within the range of one post-consolidation Common Share for every 3 to 4 pre-consolidation Common Shares (the "**Consolidation**"), subject to any required regulatory approvals; and that no fractional Common Shares shall be issued in connection with the Consolidation and, instead, where the Consolidation would result in the issuance of a fractional Common Share, the number of post-Consolidation Common Shares issued to the Shareholder shall be rounded down to the nearest whole number of Common Shares and the Shareholder shall not receive any payment for such fractional Common Share.

2. The effective date of the Consolidation shall be determined by the directors of Aeterna Zentaris in their sole discretion and shall be the date shown in the certificate of amendment issued by the Director appointed under the *Canada Business Corporations Act* or such other date indicated in the articles of amendment with respect to the same.

3. The final Consolidation Ratio shall be determined by the directors of Aeterna Zentaris in their sole discretion and shall be the Consolidation Ratio shown in the certificate of amendment issued by the Director appointed under the *Canada Business Corporations Act*.

4. Any director or officer of Aeterna Zentaris is hereby authorized and directed for and on behalf of Aeterna Zentaris to execute, deliver and file, or cause to be executed, delivered and filed, the articles of amendment of Aeterna Zentaris to the Director under the *Canada Business Corporations Act* and to execute, deliver and file, or cause to be executed, delivered and filed, all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect thereto.

5. Notwithstanding that this resolution has been passed by the Shareholders, the directors of Aeterna Zentaris are hereby authorized and empowered to, without notice to or approval of the Shareholders, not proceed, in whole or in part, with the Consolidation.

6. Any director or officer of Aeterna Zentaris is hereby authorized and directed for and on behalf of Aeterna Zentaris to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE D

PLAN OF ARRANGEMENT

(See attached.)

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.01 shall have the meaning ascribed thereto in the Arrangement Agreement. Unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) "**Aeterna Zentaris**" means Aeterna Zentaris Inc., a corporation existing under the federal laws of Canada.

(b) "**Aeterna Zentaris Adjusted Warrants**" means the outstanding warrants to purchase Aeterna Zentaris Shares, as set forth in the Aeterna Zentaris Disclosure Letter, to whom the holders of which will be issued Aeterna Zentaris New Warrants pursuant to the terms and conditions of the Aeterna Zentaris New Warrant Agreement.

(c) "**Aeterna Zentaris Disclosure Letter**" means the disclosure letter executed by Aeterna Zentaris and delivered to Ceapro on the date hereof in connection with the execution of the Arrangement Agreement.

(d) "**Aeterna Zentaris New Warrant Agreement**" means the agreement to be entered into between Aeterna Zentaris and the Aeterna Zentaris Warrant Agent with respect to the issuance of the Aeterna Zentaris New Warrants.

(e) "**Aeterna Zentaris New Warrants**" means the warrants to purchase Aeterna Zentaris Shares at an exercise price of $0.01 per Aeterna Zentaris Share at any time on or before the third anniversary of the Effective Date to be issued to the Aeterna Zentaris Shareholders and the holders of Aeterna Zentaris Adjusted Warrants immediately prior to the Effective Time pursuant to the terms and conditions of the Aeterna Zentaris New Warrant Agreement.

(f) "**Aeterna Zentaris Shareholders**" means the holders of Aeterna Zentaris Shares.

(g) "**Aeterna Zentaris Shares**" means the common shares in the authorized share structure of Aeterna Zentaris, as currently constituted.

(h) "**Aeterna Zentaris Stock Option Plans**" means the 2018 Long-Term Incentive Plan and the 2016 Second Amended and Restated Stock Option Plan of Aeterna Zentaris, as amended from time to time.

(i) "**Aeterna Zentaris Warrant Agent**" means Computershare Trust Company of Canada, appointed as warrant agent for the Aeterna Zentaris New Warrants pursuant to the terms of the Aeterna Zentaris New Warrant Agreement.

(j) "**Arrangement**" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, variations or modifications thereto in accordance with the terms of the Arrangement Agreement and Section 5.01 of this Plan of Arrangement or at the direction of the Court in the Interim Order, the Final Order, or otherwise provided that any such amendments, variations or modifications are consented to by Ceapro and Aeterna Zentaris, each acting reasonably.

(k) "**Arrangement Agreement**" means the arrangement agreement dated as of December 14, 2023 between Aeterna Zentaris and Ceapro, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

(l) "**Arrangement Resolution**" means the special resolution approving the Arrangement to be considered and, if thought advisable, passed by the Ceapro Securityholders at the Ceapro Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement.

(m) "**Articles of Arrangement**" means the articles of arrangement of Ceapro in connection with the Arrangement and required under Subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been granted, which shall include this Plan of Arrangement, with any modifications as may be acceptable to Ceapro and Aeterna Zentaris, each acting reasonably, and be in form and content satisfactory to Ceapro and Aeterna Zentaris, each acting reasonably.

(n) "**Business Day**" means any day, other than a Saturday, a Sunday or any day on which it is a civic holiday in or on which major banking institutions in (i) Montreal, Quebec, (ii) Toronto, Ontario, (iii) Edmonton, Alberta or (iv) New York, New York are required by Law to be closed for business.

(o) "**CBCA**" means the *Canada Business Corporations Act*.

(p) "**Ceapro**" means Ceapro Inc., a corporation existing under the federal laws of Canada.

(q) "**Ceapro Disclosure Letter**" means the disclosure letter executed by Ceapro and delivered to Aeterna Zentaris on the date hereof in connection with the execution of the Arrangement Agreement.

(r) "**Ceapro Meeting**" means the special meeting of Ceapro Securityholders, including any adjournment or postponement thereof in accordance with the Arrangement Agreement and the Interim Order, to be called and held to consider and, if thought advisable, approve the Arrangement Resolution, and for any other purpose as may be set out in the Ceapro Circular.

(s) "**Ceapro Option In-The Money Amount**" in respect of a Ceapro Option, means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the aggregate Ceapro Shares that a holder is entitled to acquire on exercise of such Ceapro Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Ceapro Shares.

(t) "**Ceapro Optionholders**" means the holders of Ceapro Options.

(u) "**Ceapro Options**" means the outstanding options to purchase Ceapro Shares granted under or otherwise subject to the Ceapro Stock Option Plan, as set forth in the Ceapro Disclosure Letter.

(v) "**Ceapro Securities**" means, collectively, the Ceapro Shares and the Ceapro Options.

(w) "**Ceapro Securityholders**" means the holders of Ceapro Securities.

(x) "**Ceapro Shareholders**" means the holders of Ceapro Shares.

(y) "**Ceapro Shares**" means the common shares in the authorized share capital of Ceapro, as currently constituted.

(z) "**Ceapro Stock Option Plan**" means the 2023 amended and restated stock option plan of Ceapro approved by the Ceapro Shareholders on June 6, 2023, as amended from time to time.

(aa) "**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA giving effect to the Articles of Arrangement and this Plan of Arrangement in accordance with Section 262 of the CBCA.

(bb) "**Code**" means the United States Internal Revenue Code of 1986.

(cc) "**Consideration**" means the consideration to be received by the Ceapro Shareholders pursuant to this Plan of Arrangement in exchange for their Ceapro Shares, consisting of such number of Aeterna Zentaris Shares as is equal to the Exchange Ratio multiplied by the number of Ceapro Shares being exchanged.

(dd) "**Court**" means the Court of King's Bench of Alberta.

(ee) "**Depositary**" means Computershare Trust Company of Canada or such other depositary as may be agreed upon by the Parties, each acting reasonably.

(ff) "**Director**" means the Director appointed pursuant to Section 260 of the CBCA.

(gg) "**Dissent Rights**" has the meaning ascribed thereto in Section 3.01 of this Plan of Arrangement.

(hh) "**Dissenting Shareholder**" means a registered holder of Ceapro Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

(ii) "**DRS Advice**" means a Direct Registry System Advice.

(jj) "**Effective Date**" means the date shown on the Certificate of Arrangement.

(kk) "**Effective Time**" means 12:01 a.m. (Edmonton time) on the Effective Date.

(ll) "**Exchange Ratio**" means 0.09439 of an Aeterna Zentaris Share for each Ceapro Share.

(mm) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to Section 192 of the CBCA after a hearing upon the fairness of the terms and conditions of

the Arrangement, which shall include such terms as may be necessary or appropriate to give effect to this Plan of Arrangement, as such order may be amended, modified or varied by the Court at any time prior to the Effective Date (or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal), in a form acceptable to Ceapro and Aeterna Zentaris, each acting reasonably.

(nn) "**Former Ceapro Shareholders**" means the holders of Ceapro Shares immediately prior to the Effective Time.

(oo) "**Intended U.S. Tax Treatment**" has the meaning ascribed thereto in Section 2.07 of this Plan of Arrangement.

(pp) "**Interim Order**" means the interim order of the Court pursuant to Section 192(4) of the CBCA made in connection with the Arrangement in a form acceptable to Ceapro and Aeterna Zentaris, each acting reasonably, providing for, among other things, the calling and holding of the Ceapro Meeting, as the same may be amended, supplemented or varied by further order of the Court, with the consent of Ceapro and Aeterna Zentaris, each acting reasonably.

(qq) "**Law**" or "**Laws**" means all laws (including common law), by-laws, statutes, rules (including the rules and regulations of any stock or securities exchange or quotation system), regulations, principles of common law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Entity and the term "**applicable**" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities.

(rr) "**Letter of Transmittal**" means the letter of transmittal to be sent to registered Ceapro Shareholders for use in connection with the Arrangement.

(ss) "**Liens**" means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance, adverse right or claim, pre-emptive right or right of first refusal other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

(tt) "**Parties**" means Ceapro and Aeterna Zentaris and "**Party**" means either of them.

(uu) "**Plan of Arrangement**" means this plan of arrangement and any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or Section 5.01 of this Plan of Arrangement or made at the direction of the Court with the consent of Ceapro and Aeterna Zentaris, each acting reasonably.

(vv) "**Replacement Option**" means an option to purchase Aeterna Zentaris Shares granted by Aeterna Zentaris in exchange for Ceapro Options at the Effective Time pursuant to Section 2.04(a) of this Plan of Arrangement.

(ww) "**Replacement Option In-The-Money Amount**" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the aggregate Aeterna Zentaris Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the Effective Time exceeds the aggregate exercise price to acquire such Aeterna Zentaris Shares.

(xx) "**Tax Act**" means the *Income Tax Act* (Canada).

(yy) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

(zz) "**United States**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein shall have the same meaning herein as in the CBCA unless the context otherwise requires.

Section 1.02 <u>Interpretation Not Affected by Headings</u>

The division of this Plan of Arrangement into Articles, Sections, paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or paragraph by number or letter or both refer to the Article, Section or paragraph, respectively, bearing that designation in this Plan of Arrangement.

Section 1.03 <u>Number, Gender and Persons</u>

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing gender include all genders and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04 <u>Date for any Action</u>

Unless otherwise expressly stated, if the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 1.05 <u>Statutory References</u>

Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.06 <u>Currency</u>

Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States and "$" or "USD$" refers to United States dollars.

Section 1.07 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with the Plan of Arrangement shall be subject to the exclusive jurisdiction of the Court.

ARTICLE 2
ARRANGEMENT

Section 2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, and forms part of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

Section 2.02 Binding Effect

This Plan of Arrangement constitutes an arrangement as referred to in section 192 of the CBCA. The Arrangement will become effective at, and be binding at and after, the times referred to in Section 2.04 of this Plan of Arrangement on: (i) Ceapro; (ii) Aeterna Zentaris (iii) all Ceapro Securityholders (including Dissenting Shareholders); and (iv) the Depositary, without any further act or formality required on the part of any person, except as expressly provided herein.

Section 2.03 Prior Issuance of Aeterna Zentaris New Warrants

Immediately prior to the Effective Date and not through the effect of the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, Aeterna Zentaris shall issue 2,534,424 Aeterna Zentaris New Warrants to the holders of Aeterna Zentaris Shares and the holders of Aeterna Zentaris Adjusted Warrants.

Section 2.04 Arrangement

The following events shall occur and shall be deemed to occur sequentially as set out below, and, except as otherwise set forth herein, without any further authorization, act or formality, in each case, unless stated otherwise, effective as at two-minute intervals starting at the Effective Time (unless otherwise indicated):

(a) each Ceapro Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall cease to represent an option or other right to acquire Ceapro Shares and shall, without any further act or formality by or on behalf of the holder thereof, be exchanged by the holder thereof for a Replacement Option to acquire from Aeterna Zentaris such number of Aeterna Zentaris Shares equal to the product of: (A) that number of Ceapro Shares that were issuable upon exercise of such Ceapro Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Aeterna Zentaris Share on any particular exercise of Replacement Options, then the number of Aeterna Zentaris Shares otherwise issued shall be rounded down to the nearest whole number of Aeterna Zentaris Shares. The exercise price per Aeterna Zentaris Share subject to a Replacement Option shall be an amount equal to the quotient of: (A) the exercise price per Ceapro Share

subject to each such Ceapro Option immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. All other terms and conditions of a Replacement Option, including the term to expiry, vesting requirements, conditions to and manner of exercising, will be subject to and in accordance with the Aeterna Zentaris Stock Option Plans, as the same may be amended from time to time, and the rules and regulations of the TSX and Nasdaq. Notwithstanding any of the foregoing, in respect only of Ceapro Optionholders whom are resident in Canada (within the meaning of the Tax Act) or who received their Ceapro Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Ceapro Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Ceapro Option In-The-Money Amount in respect of the Ceapro Option for which it is exchanged, then the exercise price per Aeterna Zentaris Share of such Replacement Option will be increased accordingly by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Ceapro Option In-The-Money Amount in respect of such Ceapro Option. It is further intended that each Ceapro Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the Code and further that if such Ceapro Option is an "incentive stock option" (as defined in Section 422 of the Code) in a manner compliant with Section 424 of the Code, and this Section 2.04(a) will be construed consistently with such intent;

(b) subject to Section 3.01 of this Plan of Arrangement, each Ceapro Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall, without any further act or formality by or on behalf of the Dissenting Shareholder, be deemed to be assigned and transferred by the Dissenting Shareholder to Ceapro in consideration for a debt claim against Ceapro for the amount determined under Article 3 of this Plan of Arrangement, and:

(i) such Dissenting Shareholder shall cease to be the holder thereof and shall cease to have any rights as a Ceapro Shareholder other than the right to be paid the fair value of such Ceapro Shares in accordance with this Plan of Arrangement;

(ii) the name of each Dissenting Shareholder shall be removed as the holder of such Ceapro Shares from the register of Ceapro Shareholders as of the Effective Time;

(iii) each Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to assign and transfer such Ceapro Share in accordance with this Section 2.04(b) of this Plan of Arrangement; and

(iv) Aeterna Zentaris shall be deemed to be the transferee of such Ceapro Shares free and clear of all Liens and shall be entered in the register of holders of the Ceapro Shares maintained by or on behalf of Ceapro; and

(c) each Ceapro Share held by a Ceapro Shareholder (other than Ceapro Shares held by Dissenting Shareholders) shall, without any further act or formality by or on behalf of the

Ceapro Shareholders, be deemed to be assigned and transferred by the holder thereof to Aeterna Zentaris in exchange for the Consideration, and:

(i) such Ceapro Shareholder shall cease to be the holder thereof and shall cease to have any rights as a Ceapro Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii) the name of each Ceapro Shareholder shall be removed as the holder of such Ceapro Shares from the register of Ceapro Shareholders as of the Effective Time;

(iii) each Ceapro Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to assign and transfer such Ceapro Share in accordance with this Section 2.04(c) of this Plan of Arrangement; and

(iv) Aeterna Zentaris shall be deemed to be the transferee of such Ceapro Shares free and clear of all Liens and shall be entered in the register of holders of the Ceapro Shares maintained by or on behalf of Ceapro.

Section 2.05 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 2.06 No Fractional Consideration

No fractional Aeterna Zentaris Shares shall be issued to Former Ceapro Shareholders under this Plan of Arrangement. The number of Aeterna Zentaris Shares to be issued to Former Ceapro Shareholders shall be rounded down to the nearest whole Aeterna Zentaris Share in the event that a Former Ceapro Shareholder is entitled to a fractional share without any additional compensation in lieu of such fractional share.

Section 2.07 U.S. Tax Matters

For U.S. federal (and applicable state and local) income tax purposes, (i) the Arrangement is intended to be treated as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) the Arrangement Agreement and this Plan of Arrangement are intended to constitute a "plan of reorganization" within the meaning of the United States Treasury Regulation Section 1.368-2(g) (clauses (i) and (ii), collectively, the "**Intended U.S. Tax Treatment**"). The Parties (i) agree to report consistently with the Intended U.S. Tax Treatment on their income tax returns, and to not take any position for applicable income tax purposes (whether in the conduct of an audit, preparation of tax returns, or otherwise; provided that such position shall not preclude a Party from settling or otherwise resolving an audit) that is inconsistent therewith and (ii) agree to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from being treated inconsistently with the Intended U.S. Tax Treatment.

ARTICLE 3
DISSENT RIGHTS

Section 3.01 Dissent Rights

Each registered holder of Ceapro Shares may exercise dissent rights with respect to Ceapro Shares held by such Dissenting Shareholder ("**Dissent Rights**"), in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.01; *provided* that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Section 190(5) of the CBCA must be received by Ceapro not later than 48 hours (excluding Saturday, Sundays and statutory holidays in Edmonton, Alberta) prior to the Ceapro Meeting. Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 3.01, shall be deemed to have transferred all Ceapro Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Ceapro, as provided in Section 2.04(b) of this Plan of Arrangement and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for its Ceapro Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Section 2.04 of this Plan of Arrangement (other than Section 2.04(b)); (ii) will be entitled to be paid the fair value of such Ceapro Shares by Ceapro; which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Ceapro Shares; or

(b) ultimately is not entitled, for any reason, to be paid fair value for such Ceapro Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Ceapro Shares and shall be entitled to receive only the Consideration contemplated by Section 2.04(c) of this Plan of Arrangement that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

Section 3.02 Recognition of Dissenting Shareholders

(a) In no circumstances shall Aeterna Zentaris, Ceapro or any other person be required to recognize a person exercising Dissent Rights unless such person was the registered holder of those Ceapro Shares on the record date in respect of which such Dissent Rights are sought to be exercised.

(b) In no circumstances shall Aeterna Zentaris, Ceapro or any other person be required to recognize any such holders as holders of Ceapro Shares after the completion of the transfer under Section 2.04(b) of this Plan of Arrangement, and each Dissenting Shareholder will cease to be entitled to the rights of a Ceapro Shareholder in respect of Ceapro Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the register of Ceapro Shareholders shall be amended to reflect that such former holder is no longer the holder of such Ceapro Shares as of and from the Effective Time.

(c) In addition to any other restrictions under Section 190 of the CBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Ceapro Option; and (ii) any Ceapro Shareholder who votes or has instructed a proxyholder to vote such Ceapro Shareholder's Ceapro Shares in favour of the Arrangement Resolution (but only in respect of such Ceapro Shares).

ARTICLE 4
DELIVERY OF AETERNA ZENTARIS SHARES

Section 4.01 Delivery of Aeterna Zentaris Shares

(a) Following the receipt of the Final Order and prior to the Effective Date, Aeterna Zentaris shall deliver or arrange to be delivered to the Depositary, certificate(s) or other evidence of ownership representing the aggregate number of Aeterna Zentaris Shares to satisfy the Consideration required to be issued to Former Ceapro Shareholders in accordance with the provisions of Section 2.04 of this Plan of Arrangement (other than the Dissenting Shareholders).

(b) Upon surrender to the Depositary for cancellation of a certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Ceapro Shares that were transferred pursuant to Section 2.04(c) of this Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, such Former Ceapro Shareholder shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificates or DRS Advices representing the Aeterna Zentaris Shares that the Former Ceapro Shareholder is entitled to receive in accordance with Section 2.04 of this Plan of Arrangement. After the Effective Time, the Depositary shall cause the Consideration to be delivered to the Former Ceapro Shareholder as instructed by such holder in the Letter of Transmittal.

(c) After the Effective Time and until surrendered for cancellation as contemplated by Section 4.01(b) of this Plan of Arrangement, each certificate or DRS Advice, if any, that immediately prior to the Effective Time represented one or more Ceapro Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice, if any, is entitled to receive in accordance with Section 2.04 of this Plan of Arrangement.

(d) For greater certainty, none of the holders of Ceapro Options shall be entitled to receive any consideration with respect to such Ceapro Options other than consideration such holder is entitled to receive in accordance with Section 2.04(a) of this Plan of Arrangement.

Section 4.02 Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Ceapro Shares that were exchanged for Aeterna Zentaris Shares in accordance with Section 2.04 of this Plan of Arrangement, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate or DRS Advice representing the Aeterna Zentaris Shares that such holder is entitled to receive in accordance with Section 2.04 of this Plan of Arrangement. When authorizing such

delivery of certificates or DRS Advice representing Aeterna Zentaris Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates or DRS Advice representing such Aeterna Zentaris Shares is to be delivered shall, as a condition precedent to the delivery of such Aeterna Common Zentaris Shares, give a bond satisfactory to Aeterna Zentaris and the Depositary in such amount as Aeterna Zentaris and the Depositary may reasonably direct, or otherwise indemnify Aeterna Zentaris and the Depositary in a manner satisfactory to Aeterna Zentaris and the Depositary, each acting reasonably, against any claim that may be made against Aeterna Zentaris or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.03 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Aeterna Zentaris Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate or DRS Advice that, immediately prior to the Effective Time, represented outstanding Ceapro Shares unless and until the holder of such certificate or DRS Advice shall have complied with the provisions of Section 4.01 or Section 4.02 of this Plan of Arrangement. Subject to applicable law and to Section 4.04 of this Plan of Arrangement, at the time of such compliance, there shall, in addition to the delivery of certificates or DRS Advice representing Aeterna Zentaris Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Aeterna Zentaris Shares.

Section 4.04 Adjustment to Share Consideration

The number of Aeterna Zentaris Shares, if any, that a Ceapro Shareholder is entitled to receive as Consideration pursuant to Section 2.04(c) of this Plan of Arrangement shall be adjusted to reflect fully the effect of any share split, reverse split or split dividend (including any dividend or distribution of securities convertible into Aeterna Zentaris Shares), consolidation, reorganization, recapitalization or other similar change with respect to Aeterna Zentaris Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time; provided, however, for the avoidance of doubt, no adjustment shall be made as a result of the issuance of Aeterna Zentaris New Warrants or any Aeterna Zentaris Shares issuable upon the exercise thereof.

Section 4.05 Withholding Rights

Aeterna Zentaris, Ceapro and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any Former Ceapro Shareholders such amounts as Aeterna Zentaris, Ceapro or the Depositary may be required or permitted to deduct and withhold therefrom under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate taxation authority. To the extent the amount required to be deducted or withheld from any consideration payable or otherwise deliverable to any person hereunder exceeds the amount of cash consideration, if any, otherwise payable to the person, any of Aeterna Zentaris, Ceapro or the Depository is hereby authorized to sell or otherwise dispose of any non-cash consideration payable to the person as is necessary to provide sufficient funds to Aeterna Zentaris, Ceapro or the Depository, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Aeterna Zentaris, Ceapro and the Depository

shall notify such person and remit to such person any unapplied balance of the net proceeds of such sale. If any withholding Tax is assessed against and paid by Aeterna Zentaris, Ceapro or the Depositary, then the Former Ceapro Shareholders in respect of which such deduction or withholding should have been made will indemnify and hold harmless such withholding agent from and against such Tax, but only to the extent such Former Ceapro Shareholders actually received the amount that should have been deducted or withheld.

Section 4.06 U.S. Securities Laws Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Aeterna Zentaris Shares issued to Ceapro Shareholders in exchange for Ceapro Shares and all Replacement Options issued to Ceapro Optionholders in exchange for Ceapro Options pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

Section 4.07 Extinction of Rights

To the extent that a Former Ceapro Shareholder shall not have complied with the provisions of Section 4.01 or Section 4.02 of this Plan of Arrangement on or before the date that is six years after the Effective Date, then the certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Ceapro Shares held by such Former Ceapro Shareholder shall cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against Ceapro, Aeterna Zentaris, the Depositary or any other person. On such date, the Consideration to which such Former Ceapro Shareholder would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive shall be deemed to have been surrendered for no consideration to Aeterna Zentaris. Neither Ceapro nor Aeterna Zentaris will be liable to any person in respect of any cash or securities which is forfeited to Aeterna Zentaris or delivered to any public official pursuant to any applicable abandoned property or similar law.

ARTICLE 5
AMENDMENTS AND WITHDRAWAL

Section 5.01 Amendments to Plan of Arrangement

(a) Aeterna Zentaris and Ceapro reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Aeterna Zentaris and Ceapro, (iii) filed with the Court and, if made following the Ceapro Meeting, approved by the Court, and (iv) communicated to Ceapro Securityholders if and as required by the Court or applicable Law.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Ceapro at any time prior to the Ceapro Meeting provided that Aeterna Zentaris shall have consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed) with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Ceapro Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Ceapro Meeting shall be effective only if: (i) it is consented to in writing by each of Aeterna Zentaris and Ceapro; and (ii) if required by the Court or applicable Law, it is consented to by the Ceapro Securityholders voting in the manner directed by the Court.

(d) Notwithstanding Section 5.01(a) of this Plan of Arrangement, Aeterna Zentaris and Ceapro may, at any time following the Effective Time, amend, modify or supplement this Plan of Arrangement without the approval of the Ceapro Securityholders or the Court provided that each amendment, modification or supplement (i) must be set out in writing, (ii) must concern a matter which, in the reasonable opinion of each of Aeterna Zentaris and Ceapro is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (iii) is not adverse to the economic interests of any Former Ceapro Securityholders.

Section 5.02 Withdrawal

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon termination of this Plan of Arrangement pursuant to the terms of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 6
MISCELLANEOUS

Section 6.01 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

Section 6.02 Paramountcy

From and after the Effective Time:

(a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the Ceapro Shares and Ceapro Options issued prior to the Effective Time;

(b) the rights and obligations of the holders of Ceapro Shares and Ceapro Options and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c) all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Ceapro Shares and Ceapro Options shall be deemed to have been settled, compromised, released and determined without any liability except as set forth herein.

SCHEDULE E

RAYMOND JAMES FAIRNESS OPINION

(See attached.)

December 14, 2023

Board of Directors (in its capacity as such)
Aeterna Zentaris Inc.
c/o Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
Toronto, Ontario
M5K 1E7

Members of the Board of Directors:

We understand that Ceapro Inc., a corporation existing under the federal laws of Canada ("Ceapro"), and Aeterna Zentaris Inc., a corporation existing under the federal laws of Canada (the "Company"), propose to enter into an Arrangement Agreement (the "Arrangement Agreement"), pursuant to which, among other things, (a) immediately prior to the Effective Date (as defined in the Arrangement Agreement) and not through the effect of the filing of the Articles of Arrangement (as defined in the Arrangement Agreement) and the issuance of the Certificate of Arrangement (as defined in the Arrangement Agreement), the Company shall issue 2,534,424 Aeterna Zentaris New Warrants (as defined in the Arrangement Agreement) to the holders of Aeterna Zentaris Shares and the holders of Aeterna Zentaris Adjusted Warrants (as defined in the Arrangement Agreement), (b) the Company will acquire all of the issued and outstanding common shares in the authorized share structure of Ceapro, as existing on the date of the Arrangement Agreement (the "Ceapro Shares"), and (c) subject to the terms of the Arrangement Agreement and the Plan of Arrangement (as defined in the Arrangement Agreement), at the Effective Time (as defined in the Plan of Arrangement) each Ceapro Share held by a Ceapro Shareholder (as defined in the Plan of Arrangement) (other than Ceapro Shares held by Dissenting Shareholders (as defined in the Plan of Arrangement)), shall, without any further act or formality by or on behalf of the Ceapro Shareholders, be deemed to be assigned and transferred by the holder thereof to Aeterna Zentaris in exchange for the the right to receive such number of Aeterna Zentaris Shares as is equal to the Exchange Ratio (as defined in the Plan of Arrangement) multiplied by the number of Ceapro Shares being exchanged. Upon consummation of the Arrangement, the holders of Aeterna Zentaris Shares immediately prior thereto, and the holders of Ceapro Shares immediately prior thereto, shall each own, in the aggregate, 50% of the outstanding Aeterna Zentaris Shares on a fully-diluted basis. The terms and conditions of the Arrangement are more completely described in the Arrangement Agreement. Terms used in this opinion letter which are not defined herein have the meanings ascribed to them in the Arrangement Agreement.

The Board of Directors of the Company, in its capacity as such (the "Board"), has requested that Raymond James & Associates, Inc. ("Raymond James") provide an opinion (the "Opinion") to the Board as to whether, as of the date hereof, and after giving effect to the issuance of the Aeterna Zentaris New Warrants as described above, the Exchange Ratio is fair from a financial point of view to the holders of Aeterna Zentaris Shares.

In connection with our review of the proposed Arrangement and the preparation of this Opinion, we have, among other things:

1. reviewed the financial terms and conditions of the Arrangement as stated in the draft of the Arrangement Agreement dated as of December 13, 2023, such draft being the last draft of the Arrangement Agreement provided to us;

2. reviewed certain information related to the historical operations, condition and prospects of Ceapro, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections approved for our use by management of the Company for the period from January 1, 2024 through December 31, 2026 (the "Ceapro Projections");

3. reviewed certain information related to the historical operations, condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company for the period from January 1, 2024 through December 31, 2040 (the "Company Projections" and, together with the Ceapro Projections, the "Projections");

4. The Company's audited financial statements for years ended December 31, 2021 and December 31, 2022 and unaudited financial statements for the quarterly periods ended September 30, 2023, June 30, 2023 and March 31, 2023;

5. Ceapro's audited financial statements for years ended December 31, 2021 and December 31, 2022 and unaudited financial statements for the quarterly periods ended September 30, 2023, June 30, 2023 and March 31, 2023;

6. Reviewed the Company's and Ceapro's recent public filings and certain other publicly available information regarding the Company and Ceapro;

7. reviewed the financial and operating performance of the Company and Ceapro and those of other selected public companies that we deemed to be relevant;

8. considered certain publicly available financial terms of certain transactions we deemed to be relevant;

9. performed a discounted cash flow analysis with respect to the Company based upon the Company Projections;

10. performed a discounted cash flow analysis with respect to Ceapro based upon the Ceapro Projections;

11. reviewed the current and historical market prices for each of the Aeterna Zentaris Shares and the Ceapro Shares;

12. considered certain discussions and negotiations between representatives of the Company and Ceapro in which we participated;

13. received a certificate addressed to Raymond James from the Chief Financial Officer of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

14. conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or Ceapro. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company and Ceapro, as applicable, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections, or the assumptions on which they are based. We have assumed that the final form of the Arrangement Agreement will be substantially similar to the draft reviewed by us, and that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Arrangement Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Arrangement will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Arrangement will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Arrangement, the Company or Ceapro that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Ceapro since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to

our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Arrangement, the structure or tax consequences of the Arrangement or the availability or advisability of any alternatives to the Arrangement. While we provided advice to the Company with respect to the proposed Arrangement, we did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Arrangement. In addition, we do not express any opinion as to the likely trading range of the Aeterna Zentaris Shares following the Arrangement, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time.

Our opinion is limited as to whether, as of the date hereof, and after giving effect to the issuance of the Aeterna Zentaris New Warrants as described above, the Exchange Ratio is fair from a financial point of view to the holders of Aeterna Zentaris Shares. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Arrangement. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company, Ceapro and the Arrangement.

In formulating our opinion, we have considered only what we understand to be the Exchange Ratio as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of the Company's or Ceapro's officers, directors or employees) or class of any persons and/or entities, whether relative to the consideration to be paid by the Company or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Arrangement to the holders of any class of securities, creditors, or other constituencies of the Company or Ceapro, or to any other party (other than the holders of Aeterna Zentaris Shares) or (2) the fairness of the Arrangement to any one class or group of the Company's, Ceapro's or any other party's security holders or other constituencies vis-à-vis any other class or group of the Company's, Ceapro's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Arrangement amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Arrangement on the solvency or viability of the Company or Ceapro or the ability of the Company or Ceapro to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James. Raymond James has been engaged to render financial advisory services to the Company in connection with

the proposed Arrangement and will receive a fee for such services, which is contingent upon consummation of the Arrangement. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Arrangement or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and Ceapro for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Raymond James and any party to the Arrangement. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company or other participants in the Arrangement in the future, for which Raymond James may receive compensation.

It is understood that this letter is solely for the information of the Board (solely in each director's capacity as such) in evaluating the proposed Arrangement and does not constitute a recommendation to the Board or any shareholder of the Company or Ceapro regarding how the Board or any said shareholder should act or vote with respect to the proposed Arrangement or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement or prospectus filed with any registration statement that is required to be filed in connection with the Arrangement that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement or prospectus.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, and after giving effect to the issuance of the Aeterna Zentaris New Warrants as described above, the Exchange Ratio is fair, from a financial point of view, to the holders of Aeterna Zentaris Shares.

Very truly yours,

(signed) "*Raymond James & Associates, Inc.*"

RAYMOND JAMES & ASSOCIATES, INC.

CONSENT OF RAYMOND JAMES & ASSOCIATES, INC.

To: The Board of Directors of Aeterna Zentaris Inc.

We refer to the fairness opinion dated December 14, 2023 (the **"Fairness Opinion"**) which we prepared for the Board of Directors of Aeterna Zentaris Inc. (**"Aeterna Zentaris"**) in connection with the plan of arrangement involving Aeterna Zentaris and Ceapro Inc. We consent to the filing of the Fairness Opinion in this information circular of Aeterna Zentaris dated February 9, 2024 (the **"Information Circular"**) with the applicable securities regulatory authorities, the inclusion of the Fairness Opinion and a summary of the Fairness Opinion in the Information Circular, and all references to the Fairness Opinion and our firm in the Information Circular.

The Fairness Opinion was given as at December 14, 2023 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Aeterna Zentaris shall be entitled to rely upon the Fairness Opinion.

We have read the Information Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Fairness Opinion or that is within our knowledge as a result of performing services for Aeterna Zentaris in connection with the Fairness Opinion.

/s/ Stu Barich

RAYMOND JAMES & ASSOCIATES, INC.

New York, New York

February 9, 2024

SCHEDULE F

AETERNA ZENTARIS NEW WARRANT AGREEMENT

(See attached.)

AETERNA ZENTARIS INC.

as the Corporation

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as the Warrant Agent

WARRANT INDENTURE
Providing for the Issue of Warrants

Dated as of [*], 2024

TABLE OF CONTENTS

Page No.

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions.	2
Section 1.2	Gender and Number.	7
Section 1.3	Headings, Etc.	7
Section 1.4	Day not a Business Day	7
Section 1.5	Time of the Essence	8
Section 1.6	Monetary References.	8
Section 1.7	Applicable Law.	8

ARTICLE 2
ISSUE OF WARRANTS

Section 2.1	Creation and Issue of Warrants.	8
Section 2.2	Terms of Warrants.	8
Section 2.3	Warrantholder not a Shareholder.	9
Section 2.4	Warrants to Rank Pari Passu.	9
Section 2.5	Form of Warrants, Warrant Certificates.	9
Section 2.6	Book Entry Warrants.	10
Section 2.7	Warrant Certificate.	12
Section 2.9	Register of Warrants	13
Section 2.10	Issue in Substitution for Warrant Certificates Lost, etc.	15
Section 2.11	Exchange of Warrant Certificates.	15
Section 2.12	Transfer and Ownership of Warrants.	16
Section 2.13	Cancellation of Surrendered Warrants.	17

ARTICLE 3
EXERCISE OF WARRANTS

Section 3.1	Right of Exercise.	17
Section 3.2	Warrant Exercise.	17
Section 3.3	Cashless Exercise of Warrants	19
Section 3.4	Transfer Fees and Taxes.	20
Section 3.5	Warrant Agency.	20
Section 3.6	Effect of Exercise of Warrant Certificates.	20
Section 3.7	Partial Exercise of Warrants; Fractions.	21
Section 3.8	Expiration of Warrants.	22
Section 3.9	Accounting and Recording.	22
Section 3.10	Securities Restrictions.	22
Section 3.11	U.S. Securities Law Matters	24

Page No.

ARTICLE 4
ADJUSTMENT OF NUMBER OF WARRANT SHARES AND EXERCISE PRICE

Section 4.1 Adjustment of Number of Warrant Shares and Exercise Price. 26
Section 4.2 Entitlement to Warrant Shares on Exercise of Warrant.......................31
Section 4.3 No Adjustment for Certain Transactions. 32
Section 4.4 Determination by Auditors. 32
Section 4.5 Proceedings Prior to any Action Requiring Adjustment. 32
Section 4.6 Certificate of Adjustment...32
Section 4.7 Notice of Special Matters. 33
Section 4.8 No Action after Notice. 33
Section 4.9 Other Action. 33
Section 4.10 Protection of Warrant Agent. 33
Section 4.11 Participation by Warrantholder...34

ARTICLE 5
RIGHTS OF THE CORPORATION AND COVENANTS

Section 5.1 Optional Purchases by the Corporation. 34
Section 5.2 General Covenants...35
Section 5.3 Warrant Agent's Remuneration and Expenses. 36
Section 5.4 Performance of Covenants by Warrant Agent. 36
Section 5.5 Enforceability of Warrants...37

ARTICLE 6
ENFORCEMENT

Section 6.1 Suits by Registered Warrantholders. 37
Section 6.2 Suits by the Corporation. 37
Section 6.3 Immunity of Shareholders, etc...37
Section 6.4 Waiver of Default...38

ARTICLE 7
MEETINGS OF REGISTERED WARRANTHOLDERS

Section 7.1 Right to Convene Meetings. 38
Section 7.2 Notice...39
Section 7.3 Chairman..39
Section 7.4 Quorum. 39
Section 7.5 Power to Adjourn..40
Section 7.6 Show of Hands. 40
Section 7.7 Poll and Voting..40
Section 7.8 Regulations. 40

TABLE OF CONTENTS
(continued)

Page No.

Section 7.9 Corporation and Warrant Agent May be Represented. 41
Section 7.10 Powers Exercisable by Extraordinary Resolution. 42
Section 7.11 Meaning of Extraordinary Resolution. 43
Section 7.12 Powers Cumulative. 44
Section 7.13 Minutes. 44
Section 7.14 Instruments in Writing. 44
Section 7.15 Binding Effect of Resolutions. 44
Section 7.16 Holdings by Corporation Disregarded. 45

ARTICLE 8
SUPPLEMENTAL INDENTURES

Section 8.1 Provision for Supplemental Indentures for Certain Purposes. 45
Section 8.2 Successor Entities. 46

ARTICLE 9
CONCERNING THE WARRANT AGENT

Section 9.1 Trust Indenture Legislation. 46
Section 9.2 Rights and Duties of Warrant Agent. 47
Section 9.3 Evidence, Experts and Advisers. 47
Section 9.4 Documents, Monies, etc. Held by Warrant Agent. 49
Section 9.5 Actions by Warrant Agent to Protect Interest. 49
Section 9.6 Warrant Agent Not Required to Give Security. 49
Section 9.7 Protection of Warrant Agent. 49
Section 9.8 Replacement of Warrant Agent; Successor by Merger. 51
Section 9.9 Conflict of Interest. 52
Section 9.10 Acceptance of Agency 52
Section 9.11 Warrant Agent Not to be Appointed Receiver. 52
Section 9.12 Warrant Agent Not Required to Give Notice of Default. 52
Section 9.13 Anti-Money Laundering. 53
Section 9.14 Compliance with Privacy Code. 53
Section 9.15 Securities Exchange Commission Certification. 54

ARTICLE 10
GENERAL

Section 10.1 Notice to the Corporation and the Warrant Agent. 54
Section 10.2 Notice to Registered Warrantholders. 56
Section 10.3 Ownership of Warrants. 56
Section 10.4 Counterparts. 57
Section 10.5 Satisfaction and Discharge of Indenture. 57

TABLE OF CONTENTS
(continued)

Page No.

Section 10.6 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Registered Warrantholders....58
Section 10.7 Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided. 58
Section 10.8 Severability....58
Section 10.9 Force Majeure 58
Section 10.10 Assignment, Successors and Assigns....59
Section 10.11 Rights of Rescission and Withdrawal for Holders....59

SCHEDULES

SCHEDULE "A"- FORM OF WARRANT
SCHEDULE "B"- EXERCISE FORM

WARRANT INDENTURE

THIS WARRANT INDENTURE is dated as of [●], 2024.

BETWEEN:

AETERNA ZENTARIS INC., a corporation incorporated under the laws of Canada (the "**Corporation**"),

\- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the "**Warrant Agent**");

WHEREAS the Corporation and Ceapro Inc. ("**Ceapro**") entered into an Arrangement Agreement dated as of December 14, 2023 (the "**Arrangement Agreement**"), providing for, among other things, the completion of the Arrangement (as defined in the Arrangement Agreement) pursuant to which the Corporation will acquire all of the issued and outstanding common shares of Ceapro;

AND WHEREAS, as contemplated in the Arrangement Agreement, Warrants to purchase Common Shares will be distributed as a record date distribution to the Corporation's holders of Common Shares immediately prior to the completion of the Arrangement on the basis of 0.47698 of a Warrant for each Common Share held on such record date;

AND WHEREAS the Corporation is proposing to issue up to a maximum of 2,534,424 Warrants pursuant to this Indenture;

AND WHEREAS pursuant to this Indenture, each whole Warrant shall, subject to adjustment, entitle the holder thereof to acquire one Common Share (each, a "**Warrant Share**") upon payment of the Exercise Price on a cashless basis prior to the Expiry Time upon the terms and conditions herein set forth;

AND WHEREAS the Warrants will only be exercisable by means of a cashless exercise;

AND WHEREAS *as of the date hereof* the Corporation has an effective Registration Statement under the U.S. Securities Act covering the issuance of the Warrants and the offer and sale of the Warrant Shares;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Warrants, when created and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent;

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions.

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

"Adjustment Period" means the period from the Effective Date up to and including the Expiry Time;

"Affiliate" means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 144(a)(1) promulgated under the U.S. Securities Act.

"Applicable Legislation" means any statute of Canada or the United States, or a province or state thereof, and the regulations under any such named or other statute;

"Arrangement Agreement" has the meaning set forth in the preambles hereto;

"Attribution Parties" has the meaning set forth in Section 3.10(2);

"Auditors" means Deloitte LLP or such other firm of chartered accountants duly appointed as auditors of the Corporation, from time to time;

"Authenticated" means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation or on which the signatures of the Corporation have been printed, lithographed or otherwise mechanically reproduced and authenticated by signature of an authorized officer of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.7 are entered in the register of holders of Warrants; and *"Authenticate"*, *"Authenticating"* and *"Authentication"* have the appropriate correlative meanings;

"Beneficial Ownership Limitation" has the meaning set forth in Section 3.10(2);

"Bloomberg" means Bloomberg, L.P.;

"Book Entry Participants" means institutions that participate directly or indirectly in the Depository's book entry registration system for the Warrants;

"Book Entry Warrants" means Warrants that are to be or are held only by or on behalf of the Depository;

"Business Day" means any day, other than a Saturday, a Sunday or any day that is a civic or public holiday in or on which major banking institutions in (i) Montreal, Quebec, (ii) Toronto, Ontario, or (iii) New York, New York are required by law to be closed for business;

"Ceapro" has the meaning set forth in the preambles hereto;

"Commission Regulation SHO" means Regulation SHO – Regulation of Short Sales as adopted by the SEC;

"Common Share Reorganization" has the meaning set forth in Section 4.1;

"Common Shares" means, subject to Article 4, fully paid and non-assessable common shares in the capital of the Corporation as presently constituted and, for greater clarity, also includes the common shares of the Corporation following the completion of the Arrangement;

"Counsel" means a barrister and/or solicitor or a firm of barristers and/or solicitors retained by the Warrant Agent or retained by the Corporation, which may or may not be counsel for the Corporation;

"Current Market Price" of the Common Shares at any date means the VWAP for the twenty consecutive Trading Days immediately preceding such date;

"Depository" means CDS Clearing and Depository Services Inc. and DTC or such other person as is designated in writing by the Corporation to act as depository in respect of the Warrants;

"Depository Global Warrants" means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the applicable Depository represented by an Uncertificated Warrant, or if requested by the applicable Depository or the Corporation, by a Warrant Certificate;

"Dividends" means any dividends paid by the Corporation;

"DTC" means The Depository Trust Company;

"Effective Date" means the date of this Indenture;

"Equity Shares" means the Common Shares and any shares of any other class or series of the Corporation which may from time to time be authorized for issue if by their terms such shares confer on the holders thereof the right to participate in a share of profits and loss of or the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation beyond a fixed sum or a fixed sum plus accrued dividends;

"Exchange Rate" means the number of Warrant Shares subject to the right of purchase under each whole Warrant which, as of the date hereof is one;

"Exercise Date" means, in relation to a Warrant, the Trading Day on which an Exercise Notice attached to such Warrant is validly exercised or deemed to be validly exercised in accordance with Article 3 hereof;

"Exercise Notice" has the meaning set forth in Section 3.2(1);

"Exercise Price" at any time means the price at which a whole Warrant Share may be purchased on a cashless basis upon the exercise of a whole Warrant, which is initially $0.01 per Warrant Share, subject to adjustment in accordance with the provisions of Article 4;

"Expiry Date" means [●], 2027;

"Expiry Time" means 4:30 p.m. (Toronto time) on the Expiry Date or such earlier time on the Expiry Date as may be required by the Depository pursuant to their internal procedures;

"Extraordinary Resolution" has the meaning set forth in Section 7.11(1);

"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

"Issue Date" for any Warrant means the date of issuance of the Warrants by the Corporation as indicated on the register maintained by the Warrant Agent in respect of the Warrants;

"Nasdaq" means The Nasdaq Capital Market;

"**person**" means an individual, body corporate, partnership, trust, warrant agent, executor, administrator, legal representative or any unincorporated organization;

"**register**" means the one set of records and accounts maintained by the Warrant Agent pursuant to Section 2.9:

"**Registered Warrantholders**" means the persons who are registered owners of Warrants as such names appear on the register, and for greater certainty, shall include the Depository as well as the holders of Uncertificated Warrants appearing on the register of the Warrant Agent;

"**Registration Statement**" means a registration statement filed and effective with the SEC under the U.S. Securities Act registering the issuance of the Warrants and the offer and sale of the Warrant Shares;

"**Regulatory Authorities**" means the SEC and the securities regulatory authorities in each of the provinces and territories of Canada;

"**Rights Offering**" has the meaning set forth in Section 4.1(b);

"**SEC**" means the United States Securities and Exchange Commission;

"**Shareholders**" means holders of Common Shares;

"**this Warrant Indenture**", "**this Indenture**", "**this Agreement**", "**hereto**" "**herein**", "**hereby**", "**hereof**" and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental hereto; and the expressions "**Article**", "**Section**", "**subsection**" and "**paragraph**" followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture;

"**Trading Day**" means a day on which any of the TSX or the Nasdaq is open for trading or, if the Common Shares are not then listed on the TSX or the Nasdaq, a day on which such other exchange or an over-the-counter market on which the Common Shares are listed is open for trading;

"**Trading Market**" means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the TSX, the Nasdaq, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, or the NYSE American (or any successors to any of the foregoing);

"**Transaction Instruction**" means a written order signed by the Registered Warrantholder or the Depository or electronic confirmation from the Depository, entitled to request that one or more actions be taken, or such other form as may be reasonably acceptable to the Warrant Agent, requesting one or more such actions to be taken in respect of an Uncertificated Warrant;

“**TSX**” means the Toronto Stock Exchange;

“**Uncertificated Warrant**” means any Warrant which is not evidenced by a Warrant Certificate;

“**United States**” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“**U.S. Exchange Act**” means the United States Securities Exchange Act of 1934, as amended;

“**U.S. Securities Act**” means the United States Securities Act of 1933, as amended;

“**U.S. Securities Laws**” means all applicable securities legislation in the United States, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

“**VWAP**” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the principal Trading Market based on trading volume as reported by Bloomberg on which the Common Shares are then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (Eastern time) to 4:02 p.m. (Eastern time)), (b) if the Common Shares are not listed or quoted on a Trading Market and are then quoted on OTCQB or OTCQX, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (d) in all other cases, the fair market value of a Common Share as determined by the board of directors of the Corporation, acting reasonably;

“**Warrant Agency**” means the principal office of the Warrant Agent in the City of Montreal or such other place as may be designated in accordance with Section 3.5;

“**Warrant Certificate**” means a certificate, substantially in the form set forth in Schedule “A” hereto, to evidence those Warrants that will be evidenced by a certificate;

"**Warrant Shares**" has the meaning, subject to Article 4, set forth in the preambles hereto;

"**Warrantholders**", or "**holders**" without reference to Warrants, means the warrantholders as and in respect of Warrants registered in the name of the Depository and includes owners of Warrants who beneficially hold securities entitlements in respect of the Warrants through a Book Entry Participant or means, at a particular time, the persons entered in the register hereinafter mentioned as holders of Warrants outstanding at such time;

"**Warrantholders' Request**" means an instrument signed in one or more counterparts by Registered Warrantholders holding in the aggregate not less than 50% of the Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

"**Warrants**" means the Common Share purchase warrants created by and authorized by and issuable under this Indenture, to be issued and Authenticated hereunder as a Warrant Certificate and /or Uncertificated Warrant held through the book entry registration system on a no certificate issued basis, entitling the holder or holders thereof to purchase one Warrant Share (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time and, where the context so requires, also means the warrants issued and Authenticated hereunder, whether by way of Warrant Certificate or Uncertificated Warrant; and

"**written order of the Corporation**", "**written request of the Corporation**", "**written consent of the "Corporation"**" and "**certificate of the Corporation**" mean, respectively, a written order, request, consent and certificate signed in the name of the Corporation by any one officer or director of the Corporation and may consist of one or more instruments so executed;

Section 1.2 Gender and Number.

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

Section 1.3 Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.

Section 1.4 Day not a Business Day.

If any day on or before which any action or notice is required or permitted to be taken or given hereunder is not a Business Day, then such action or notice shall be required or permitted to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

Section 1.5 Time of the Essence.

Time shall be of the essence with respect to this Indenture and each Warrant.

Section 1.6 Monetary References.

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of the United States unless otherwise expressed.

Section 1.7 Applicable Law.

This Indenture, the Warrants and the Warrant Certificates (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

ARTICLE 2
ISSUE OF WARRANTS

Section 2.1 Creation and Issue of Warrants.

A maximum of 2,534,424 Warrants (subject to adjustment as herein provided) are hereby created and authorized to be issued in accordance with the terms and conditions hereof. By written order of the Corporation, the Warrant Agent shall deliver Warrants in certificated or uncertificated form pursuant to Section 2.5 to Registered Warrantholders and record the name of the Registered Warrantholders on the Warrant register. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the register for Warrants of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.

Section 2.2 Terms of Warrants.

(1) Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Article 4, each whole Warrant shall entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire one Warrant Share upon payment of the Exercise Price on a cashless basis.

(2) No fractional Warrants shall be issued or otherwise provided for hereunder and Warrants may only be exercised in a sufficient number to acquire whole numbers of Warrant Shares. Any fractional Warrants shall be rounded down

to the nearest whole number and no consideration shall be paid for any such fractional Warrant.

(3) Each whole Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(4) The number of Warrant Shares which may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Article 4.

(5) Neither the Corporation nor the Warrant Agent shall have any obligation to deliver Warrant Shares upon the exercise of any Warrant if the person to whom such shares are to be delivered is a resident of a country or political subdivision thereof in which the Warrant Shares may not lawfully be issued pursuant to applicable securities legislation. The Corporation or the Warrant Agent may require any person to provide proof of an applicable exemption from such securities legislation to the Corporation and Warrant Agent before Warrant Shares are delivered pursuant to the exercise of any Warrant.

Section 2.3 Warrantholder not a Shareholder.

Except as may be specifically provided herein, nothing in this Indenture or in the holding of a Warrant (whether certificated or otherwise), entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, including any meeting of Shareholders with respect to the Arrangement, or the right to Dividends and other allocations.

Section 2.4 Warrants to Rank Pari Passu.

All Warrants issued hereunder shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

Section 2.5 Form of Warrants, Warrant Certificates.

(1) The Warrants may be issued in both certificated and uncertificated form, subject to relevant securities laws. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form as set out in Schedule "A" hereto, which shall be dated as of the Issue Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced

by a book position on the register of Warrantholders to be maintained by the Warrant Agent in accordance with Section 2.6.

Section 2.6 Book Entry Warrants.

(1) Reregistration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by a Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.6, owners of beneficial interests in any Depository Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register maintained by the Warrant Agent referred to in Section 2.9.

(2) Notwithstanding any other provision in this Indenture, no Depository Global Warrants may be exchanged in whole or in part for registered Warrants, and no transfer of any Depository Global Warrants in whole or in part may be registered, in the name of any person other than a Depository for such Depository Global Warrants or a nominee thereof unless:

(a) the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Warrants and the Corporation is unable to locate a qualified successor;

(b) the Corporation determines that the Depository is no longer willing, able or qualified to properly discharge its responsibilities as holder of the Depository Global Warrants and the Corporation is unable to locate a qualified successor;

(c) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d) the Corporation determines that the Warrants shall no longer be held as Book Entry Warrants through the Depository; or

(e) such registration is required by Applicable Legislation, as determined by the Corporation and the Corporation's Counsel,

following which, Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide a certificate executed by an officer of the Corporation giving notice to the Warrant Agent if

the Corporation becomes aware of the occurrence of any event outlined in this Section 2.6.

(3) Subject to the provisions of this Section 2.6, any exchange of Depository Global Warrants for Warrants which are not Depository Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.10, mutatis mutandis. All such Warrants issued in exchange for a Depository Global Warrant or any portion thereof shall be registered in such names as the Depository for such Depository Global Warrants shall direct and shall be entitled to the same benefits and be subject to the same terms and conditions (except insofar as they relate specifically to Depository Global Warrants) as the Depository Global Warrants or portion thereof surrendered upon such exchange.

(4) Every Warrant that is Authenticated upon registration or transfer of a Depository Global Warrant, or in exchange for or in lieu of a Depository Global Warrant or any portion thereof, whether pursuant to this Section 2.6, or otherwise, shall be Authenticated in the form of, and shall be, a Depository Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such Depository Global Warrant or a nominee thereof.

(5) Notwithstanding anything to the contrary in this Indenture, subject to Applicable Legislation, any Depository Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(6) The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Participant in accordance with the rules and procedures of the Depository.

(7) Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a) the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(b) maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or

(c) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Participant.

(8) The Corporation may terminate the application of this Section 2.6 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a Person other than the Depository.

Section 2.7 Warrant Certificate.

(1) For Warrants issued in certificated form, the form of certificate representing such Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Warrant Agent and the Corporation. Each Warrant Certificate shall be Authenticated on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any one director or officer of the Corporation; whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate executed by the Corporation as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such Warrant Certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(2) The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial exercise, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

(3) Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and applicable law, validly entitle the holder to acquire Warrant Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(4) No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(5) No Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by signature by or on behalf of the Warrant Agent substantially in the form of the Warrant set out in Schedule "A" hereto. Such Authentication on any such Warrant Certificate shall be conclusive evidence that such Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(6) No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

Section 2.9 Register of Warrants

(1) The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders

of Warrants. The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

(a) the name and address of the Registered Warrantholder, the date of Authentication thereof and the number of Warrants held;

(b) whether such Warrant is a Warrant Certificate or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(c) if any portion thereof has been exercised, the date of such exercise, and the remaining balance of such Warrants;

(d) whether such Warrant has been cancelled; and

(e) a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

The register shall be available for inspection by the Corporation and or any Registered Warrantholder during the Warrant Agent's regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees. Any Registered Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Registered Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(2) Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all losses and expenses (including without limitation reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Corporation or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could

reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Warrant Agent.

Section 2.10 Issue in Substitution for Warrant Certificates Lost, etc.

(1) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue and thereupon the Warrant Agent shall certify and deliver, a new Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, in their sole discretion, acting reasonably, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

Section 2.11 Exchange of Warrant Certificates.

(1) Any one or more Warrant Certificates representing any number of Warrants may, upon compliance with the reasonable requirements of the Warrant Agent (including compliance with applicable securities laws), be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(2) Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate or duly executed Transaction Instruction from the holder (or such other instructions, in form satisfactory to

the Warrant Agent), tendered for exchange shall be surrendered to the Warrant Agency and cancelled by the Warrant Agent.

Section 2.12 Transfer and Ownership of Warrants.

(1) The Warrants may only be transferred on the register kept by the Warrant Agent at the Warrant Agency by a Registered Warrantholder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon (a) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificates representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule "A" attached hereto, (b) in the case of Book Entry Warrants, in accordance with procedures prescribed by the Depository under the book entry registration system, (c) in the case of Uncertificated Warrants, surrendering to the Warrant Agent at the Warrant Agency, a duly executed Transaction Instruction from the holder (or such other instructions, in form satisfactory to the Warrant Agent), and (d) upon compliance with:

(i) the conditions herein;

(ii) such reasonable requirements as the Warrant Agent may prescribe; and

(iii) all applicable securities laws and requirements of Regulatory Authorities;

and such transfer shall be duly noted in such register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee of a Warrant Certificate, a Warrant Certificate and to the transferee of an Uncertificated Warrant, an Uncertificated Warrant, or the Warrant Agent shall Authenticate and deliver a Warrant Certificate upon request that part of the Depository Global Warrant be certificated. Transfers within the systems of the Depository are not the responsibility of the Warrant Agent and will not be noted on the register maintained by the Warrant Agent.

(2) Subject to the provisions of this Indenture, Applicable Legislation and applicable law, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Warrant Shares by the Corporation upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder.

Section 2.13 Cancellation of Surrendered Warrants.

(3) All Warrant Certificates surrendered pursuant to Article 3 shall be cancelled by the Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the register by the Warrant Agent. Upon request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby, the number of Warrant Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates cancelled.

ARTICLE 3
EXERCISE OF WARRANTS

Section 3.1 Right of Exercise.

(1) Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase one Warrant Share for each Warrant after the Issue Date and prior to the Expiry Time and in accordance with the conditions herein.

Section 3.2 Warrant Exercise.

(1) Registered Warrantholders of Warrant Certificates who wish to exercise the Warrants held by them in order to acquire Warrant Shares must complete the exercise form (the "**Exercise Notice**") attached to the Warrant Certificate(s) in the form set forth in Schedule "B" hereto, which may be amended by the Corporation with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Corporation and the Warrant Agent, which may be based on the advice of Counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s) and the executed Exercise Notice to the Warrant Agent at the Warrant Agency. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate and Exercise Notice or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the Warrant Agency.

(2) A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his, her or its Warrants must do so by causing a Book Entry Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, the

Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (**"Confirmation"**) in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system.

(3) A notice in form acceptable to the Book Entry Participant should be provided to the Book Entry Participant sufficiently in advance so as to permit the Book Entry Participant to deliver notice to the Depository and for the Depository in turn to deliver notice to the Warrant Agent prior to the Expiry Time. The Depository will initiate the exercise by way of the Confirmation and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Warrant Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Participant exercising the Warrants on its behalf.

(4) By causing a Book Entry Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered his, her or its Warrants so exercised and appointed such Book Entry Participant to act as his, her or its exclusive settlement agent with respect to the exercise and the receipt of Warrant Shares in connection with the obligations arising from such exercise.

(5) Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no force and effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder's instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Participant or the Warrantholder.

(6) Any exercise form of Exercise Notice referred to in this Section 3.2 shall be signed by the Registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Registered Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form need not be executed by the Depository.

(7) Any exercise referred to in this Section 3.2 shall require that the original Exercise Notice executed by the Registered Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(8) Notwithstanding the foregoing in this Section 3.2, Warrants may only be exercised pursuant to this Section 3.2 by or on behalf of a Registered Warrantholder, except the Depository or Warrantholder, as applicable, who makes the certifications set forth on the Exercise Notice set out in Schedule "B" hereto.

(9) If the form of Exercise Notice set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Notice to be forwarded to all Registered Warrantholders.

(10) Exercise Notices and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent's actual business hours on any Trading Day prior to the Expiry Time. Any Exercise Notice or Confirmations received by the Warrant Agent after business hours on any Trading Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Trading Day.

(11) Any Warrant with respect to which a Confirmation or Exercise Notice is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

(12) A beneficial owner of Warrants issued in uncertificated form evidenced by a security entitlement in respect of Warrants in the book entry registration system may submit an informational Exercise Notice to the Corporation via facsimile or email and upon the Corporation's receipt or deemed receipt of such notice, such beneficial owner shall be deemed to have become the holder of record of the Common Shares solely for purposes of Rule 200 under Commission Regulation SHO so long as such beneficial owner also causes its broker, bank or other nominee to submit an Exercise Notice by way of an electronic notice through the Depository within one Trading Day of delivery of the informational Exercise Notice.

Section 3.3 Cashless Exercise of Warrants

The Warrants will only be exercisable by means of a "cashless exercise" whereby at any time prior to the Expiry Date, the Registered Warrantholder shall be entitled to receive (following the due exercise of Warrants pursuant to Section 3.2) a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(X) (A-B)] by (A), where:

X = the number of Warrant Shares issuable upon exercise of the Warrants in accordance with their terms by means of a cash exercise rather than a cashless exercise;

A = the Current Market Price on the Trading Day immediately preceding the date of the receipt by the Warrant Agent of the Exercise Notice; and

B = the Exercise Price of each Warrant, as adjusted from time to time in accordance with the terms of this Agreement.

The Warrant Agent will have no obligation under this Section to calculate the amount of shares issued to the Warrant Holder in this Section. The Corporation will have the obligation to confirm the number of shares issuable upon each exercise.

Section 3.4 Transfer Fees and Taxes.

If any of the Warrant Shares subscribed for are to be issued to a person or persons other than the Registered Warrantholder, the Registered Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Corporation or the Warrant Agent on behalf of the Corporation, all applicable withholding, transfer or similar taxes and the Corporation will not be required to issue or deliver certificates evidencing Warrant Shares unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation and the Warrant Agent that such tax has been paid or that no tax is due.

Section 3.5 Warrant Agency.

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Warrant Agent at the Warrant Agency, as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Corporation may from time-to-time designate alternate or additional places as the Warrant Agency (subject to the Warrant Agent's prior approval) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Corporation or any Registered Warrantholder, upon payment of the Warrant Agent's reasonable charges (and in the case of a Registered Warrantholder the affidavit required by Section 2.9(i)), furnish a list of the names and addresses of Registered Warrantholders showing the number of Warrants held by each such Registered Warrantholder.

Section 3.6 Effect of Exercise of Warrant Certificates.

(1) Upon the exercise of Warrants pursuant to and in compliance with Section 3.2 and subject to Section 3.3 and Section 3.4, the Warrant Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and

the person or persons to whom such Warrant Shares are to be issued shall be deemed to have become the holder or holders of such Warrant Shares within five Business Days of the Exercise Date unless the register shall be closed on such date, in which case the Warrant Shares subscribed for shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Warrant Shares, on the date on which such register is reopened. It is hereby understood that in order for persons to whom Warrant Shares are to be issued, to become holders of Warrant Shares on record on the Exercise Date, beneficial holders must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise at least one Trading Day prior to such Exercise Date.

(2) Within five Business Days after the Exercise Date with respect to a Warrant, the Warrant Agent shall use commercially reasonable efforts to cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Warrant Shares subscribed for, or any other appropriate evidence of the issuance of Warrant Shares to such person or persons in respect of Warrant Shares issued under the book entry registration system.

Section 3.7 Partial Exercise of Warrants; Fractions.

(1) The holder of any Warrants may exercise its right to acquire a number of whole Warrant Shares less than the aggregate number which the holder is entitled to acquire. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s), bearing the same legend, if applicable, or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(2) Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Warrant Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Warrant Shares. Any fractional Warrant Shares shall be rounded down to the nearest whole number and the holder of such Warrants shall not be entitled to any compensation in respect of any fractional Warrant Shares which is not issued.

Section 3.8 Expiration of Warrants.

Immediately after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

Section 3.9 Accounting and Recording.

(1) The Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised, and shall promptly forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose), all monies, if any, received by the Warrant Agent on the subscription of Warrant Shares through the exercise of Warrants. All such monies and any securities or other instruments, from time to time received by the Warrant Agent, shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent, the Warrantholders and the Corporation as their interests may appear

(2) The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Warrant Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefor.

Section 3.10 Securities Restrictions.

(1) The Warrant Agent shall be entitled to assume that Warrant Shares will be issued pursuant to the exercise of any Warrant without violating the securities laws of any applicable jurisdiction and without legending any certificate representing the Warrant Shares unless the Warrant Agent has received notice in writing from the Corporation stating otherwise and setting forth the restrictions on the exercise of the Warrants and any legend the certificates representing the Warrant Shares should bear.

(2) Neither the Corporation nor the Warrant Agent shall effect any exercise of a Warrant, and a Warrantholder shall not have the right to exercise any portion of a Warrant, pursuant to Article 3 or otherwise, to the extent that, after giving effect to such issuance after exercise as set forth on the applicable Exercise Notice, the Warrantholder (together with the Warrantholder's Affiliates, and any other Persons acting as a group together with the Warrantholder or any of the Warrantholder's Affiliates (collectively, such Persons, "**Attribution Parties**"), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Warrantholder and its Attribution Parties shall include the number of Common Shares issuable upon

exercise of a Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares that would be issuable upon (i) exercise of the remaining, non-exercised portion of a Warrant beneficially owned by the Warrantholder or any of its Attribution Parties, and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including, without limitation, any other Equity Share equivalents), subject to a limitation on conversion or exercise analogous to the limitation contained herein, beneficially owned by the Warrantholder or any of its Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 3.10(2), beneficial ownership shall be calculated in accordance with Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Warrantholder that neither the Warrant Agent nor the Corporation is representing to the Warrantholder that such calculation is in compliance with Section 13(d) of the U.S. Exchange Act and the Warrantholder further acknowledges that it is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 3.10(2) applies, the determination of whether a Warrant is exercisable (in relation to other securities owned by the Warrantholder together with any Attribution Parties) and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the Warrantholder, and the submission of an Exercise Notice shall be deemed to be the Warrantholder's determination of whether a Warrant is exercisable (in relation to other securities owned by the Warrantholder together with any Attribution Parties) and of which portion of a Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and neither the Warrant Agent nor the Corporation shall have any obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the U. S. Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 3.10(2) in determining the number of outstanding Common Shares, a Warrantholder may rely on the number of outstanding Common Shares as reflected in (A) the Corporation's most recent periodic or annual report filed with the SEC or on SEDAR+, as the case may be, (B) a more recent public announcement by the Corporation, or (C) a more recent written notice by the Corporation or the Corporation's transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Warrantholder, the Corporation shall, within two Trading Days, confirm orally and in writing to the Warrantholder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Warrant being exercised, by the Warrantholder or its Attribution Parties since the date as of which such number of outstanding Common Shares was reported. The "**Beneficial Ownership Limitation**" shall

be 19.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares issuable upon exercise of the Warrant in question. The Warrantholder, upon written notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 3.10(2), provided that the Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of the Warrant in question held by the Warrantholder and the provisions of this Section 3.10(2) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Corporation. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3.10(2) to correct this paragraph (or any portion hereof) that may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this Section 3.10(2) shall apply to a successor holder of a Warrant. For greater certainty, the Warrant Agent will have no responsibility for monitoring the beneficial ownership level of the Common Shares held by Warrantholders or their Attribution Parties and will have no liability in regards to the determinations made of whether or not a Warrantholder or their Attribution Parties would become a beneficial holder in excess of the Beneficial Ownership Limitation of the issued and outstanding Common Shares upon exercise of their Warrants.

Section 3.11 U.S. Securities Law Matters

(1) In connection with any exercise of Warrants, if it is required by law, the Corporation shall cause to be delivered to any person in whose name the Warrant Shares issuable upon exercise of the Warrants are to be issued a prospectus that complies with the U.S. Securities Act and that is a part of the Registration Statement. For so long as any Warrants remain outstanding, the Corporation shall use its commercially reasonable efforts to (i) keep the Registration Statement continuously effective and the prospectus contained therein available, and (ii) avoid the issuance of, or, if issued, obtain the withdrawal of any order enjoining or suspending the use or effectiveness of the Registration Statement or related prospectus contained therein. No Warrants may be exercised at any time during which a registration statement is not then effective under the U.S. Securities Act for the issuance of the Warrant Shares upon the exercise of the Warrants unless the exercise and issuance thereof is in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act. Upon the exercise of any Warrant at a time when a registration statement is not then effective under the U.S. Securities Act, if requested by either the Corporation or the Warrant

Agent, the Warrantholder shall provide an opinion of U.S. legal counsel of recognized standing or other evidence, in form and substance satisfactory to the Corporation and/or the Warrant Agent, as the case may be, to the effect that the exercise and issuance of the Warrant Shares is not required to be registered under the U.S. Securities Act prior to the issuance of any Warrant Shares upon the exercise of the Warrant. All expenses incidental to the Corporation's performance of or compliance with the foregoing provisions will be borne by the Corporation, including, without limitation: (i) all registration and filing fees and expenses; (ii) all fees and expenses of compliance with federal securities and state Blue Sky securities laws; and (iii) all fees and disbursements of counsel for the Corporation, independent registered public accounting firm of the Corporation and technical experts retained by the Corporation whose consent is required to be provided with respect to any Registration Statement; provided, however, that the Corporation shall not be liable for any such fees and expenses (which fees and expenses shall be borne by any Warrantholder) to the extent an effective registration statement under the U.S. Securities Act is required due to the particular facts and circumstances of, or nature of transaction proposed by, any Warrantholder, and such an effective registration statement is not otherwise required for the issuance of Warrant Shares upon the exercise of Warrants by Warranholders generally.

(2) A Registration Statement is currently effective under the U.S. Securities Act. If the Registration Statement ceases to be effective for a period of time but then becomes effective under the U.S. Securities Act, or if a new registration statement is filed and becomes effective under the U.S. Securities Act, the Corporation will notify the Warrant Agent as soon as practicable that such Registration Statement, or new registration statement, has become effective under the U.S. Securities Act, and the Warrant Agent will notify the Registered Warrantholders as required. Thereafter, the Warrant Agent may assume that the Registration Statement, or new registration statement, remains effective, and that the prospectus contained therein is available, until otherwise notified in writing by the Corporation that the Registration Statement, or new registration statement, is no longer effective, or that such prospectus is not available. The Corporation shall at all times be obligated to provide prompt notice to the Warrant Agent regarding any change in the effectiveness of the Registration Statement, or new registration statement, or the availability of the prospectus.

ARTICLE 4
ADJUSTMENT OF NUMBER OF WARRANT SHARES AND EXERCISE PRICE

Section 4.1 Adjustment of Number of Warrant Shares and Exercise Price.

The subscription rights in effect under the Warrants for Warrant Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a) if, at any time during the Adjustment Period, the Corporation shall:

(i) subdivide, re-divide or change its outstanding Common Shares into a greater number of Common Shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a lesser number of Common Shares; or

(iii) issue Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Warrants or any outstanding options);

(any of such events in Section 4.1(a)(i), (ii) or (iii) being called a "**Common Share Reorganization**") then the Exercise Price shall be adjusted as of the effective date or record date, as applicable, of such Common Share Reorganization, and shall in the case of the events referred to in (i) or (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, re-division, change or distribution, or shall, in the case of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Share that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date). Such adjustment shall be made successively whenever any event referred to in this Section 4.1(a) shall occur. Upon any

adjustment of the Exercise Price pursuant to Section 4.1(a), the Exchange Rate shall be contemporaneously adjusted by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment;

(b) if and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) on such record date (a **"Rights Offering"**), then, subject to any required approvals of the TSX and Nasdaq and compliance with applicable U.S. Securities Laws and the consent of a majority of the Registered Warrantholders, given in accordance with Article 7, in addition to any adjustments pursuant to Section 4.1, the Warrantholder will be entitled to acquire, upon the terms applicable to such Rights Offering, the aggregate number of Common Shares that the Warrantholder could have acquired if the Warrantholder had held the number of Common Shares acquirable upon complete exercise of the Warrantholder's Warrants then held (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Rights Offering, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Rights Offering (provided, however, to the extent that the Warrantholder's right to participate in any such Rights Offering would result in the Warrantholder exceeding the Beneficial Ownership Limitation, then the Warrantholder shall not be entitled to participate in such Rights Offering to such extent (or beneficial ownership of such Common Shares as a result of such Rights Offering to such extent) and such Rights Offering, to such extent, shall be held in abeyance for the Warrantholder until such time, if ever, as its right thereto would not result in the Warrantholder exceeding the Beneficial Ownership Limitation). Any Common Shares owned by or held for the account of the Corporation or a subsidiary shall be deemed not to be outstanding for the purpose of any such computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Common Shares issuable upon exercise of a Warrant shall be readjusted to that number in effect immediately prior to the record date, and such number shall be further

adjusted based upon the number of Common Shares (or Convertible Securities that are convertible into Common Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date; for the avoidance of doubt, the Corporation covenants and agrees that it shall not fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares without obtaining both the approval of the TSX to permit the Warrantholders to fully participate in such issuance (as contemplated in this Section 4.1(d)) and the prior consent of a majority of the Registered Warrantholders given in accordance with Article 7.

(c) if and whenever at any time during the Adjustment Period the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) securities of any class, whether of the Corporation or any other entity (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a Rights Offering; (iii) evidences of its indebtedness or (iv) any property or other assets then (any of those non-excluded events being herein called a "**Special Distribution**"), in each such case, the Warrantholder shall, subject to any required approval of the TSX, be entitled to participate in such Special Distribution to the same extent that the Warrantholder would have participated therein if the Warrantholder had held the number of Common Shares acquirable upon complete exercise of the Warrantholder's Warrants then held (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Special Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Special Distribution (provided, however, to the extent that the Warrantholder's right to participate in any such Special Distribution would result in the Warrantholder exceeding the Beneficial Ownership Limitation, then the Warrantholder shall not be entitled to participate in such Special Distribution to such extent (or in the beneficial ownership of any Common Shares as a result of such Special Distribution to such extent) and the portion of such Special Distribution shall be held in abeyance for the benefit of the Warrantholder until such time, if ever, as its right thereto would not result in the Warrantholder exceeding the Beneficial Ownership Limitation). To the extent that a Warrantholder's Warrants have not been partially or completely exercised at the time of such Special

Distribution, such portion of the Special Distribution shall be held in abeyance for the benefit of the Warrantholder until the Warrantholder has exercised the Warrantholder's Warrants as to such undistributed amount of the Special Distribution. Any Common Shares owned by or held for the account of the Corporation or a subsidiary shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Common Shares issuable upon exercise of a Warrant shall be readjusted to the number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date. To the extent that the Warrantholder's Warrants have not been partially or completely exercised at the time of such Special Distribution, such portion of the Special Distribution shall be held in abeyance for the benefit of the Warrantholder until, and only if, the Warrantholder has exercised such Warrantholder's Warrants;

(d) if and whenever at any time during the Adjustment Period, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 4.1(a) or a consolidation, amalgamation, arrangement or merger of the Corporation (other than as pursuant to the Arrangement Agreement) with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of all or substantially all of the property and assets of the Corporation to any other body corporate, trust, partnership or other entity, any Registered Warrantholder who has not exercised its right of acquisition prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance, upon the exercise of such right thereafter, shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Warrant Shares that prior to such effective date the Registered Warrantholder would have been entitled to receive, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such Registered Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance, if, on the effective date

thereof, as the case may be, the Registered Warrantholder had been the registered holder of the number of Warrant Shares to which prior to such effective date it was entitled to acquire upon the exercise of the Warrants. If determined appropriate by the Warrant Agent, relying on advice of Counsel, to give effect to or to evidence the provisions of this Section 4.1(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Registered Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Registered Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Warrant Agent pursuant to the provisions of this Section 4.1(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 8 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(e) in any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Registered Warrantholder of any Warrant exercised after the record date and prior to completion of such event the additional Warrant Shares issuable by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such Registered Warrantholder an appropriate instrument evidencing such Registered Warrantholder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the relevant date of exercise or such later date as such Registered Warrantholder would, but for the provisions of this

Section 4.1(e), have become the holder of record of such additional Common Shares pursuant to Section 4.1;

(f) in any case in which Section 4.1(a)(iii) requires that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Registered Warrantholders of the outstanding Warrants receive, subject to any required stock exchange or regulatory approval, the rights or warrants referred to in Section 4.1(a)(iii), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(g) the adjustments provided for in this Section 4.1 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest whole cent and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and

(h) after any adjustment pursuant to this Section 4.1, the term "**Common Shares**" where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Registered Warrantholder is entitled to receive upon the exercise of their Warrant, and the number of Warrant Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Warrant Shares or other property or securities a Registered Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant.

Section 4.2 Entitlement to Warrant Shares on Exercise of Warrant.

All Common Shares or shares of any class or other securities, which a Registered Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article

4, shall, for the purposes of the interpretation of this Indenture, be deemed to be Warrant Shares which such Registered Warrantholder is entitled to acquire pursuant to such Warrant.

Section 4.3 No Adjustment for Certain Transactions.

Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Indenture or in connection with (a) any share incentive plan, restricted share plan, long-term incentive plan, share purchase plan or similar equity-based incentive plan or award in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; (b) the Arrangement; or (c) the satisfaction of existing instruments issued at the date hereof.

Section 4.4 Determination by Auditors.

In the event of any question arising with respect to the adjustments provided for in this Article 4 such question shall be conclusively determined by an independent firm of chartered public accountants other than the Auditors, who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all holders and all other persons interested therein.

Section 4.5 Proceedings Prior to any Action Requiring Adjustment.

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Warrant Shares which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Warrant Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

Section 4.6 Certificate of Adjustment.

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.1, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate may be supported by a certificate of the Corporation's Auditors verifying such calculation if requested by the Warrant Agent at their discretion. The Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Corporation or of the

Corporation's Auditor and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

Section 4.7 Notice of Special Matters.

The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Registered Warrantholders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Section 4.1 Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 10 days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Registered Warrantholders of such adjustment computation.

Section 4.8 No Action after Notice.

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the Registered Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 10 days after the giving of the certificate or notices set forth in Section 4.6 and Section 4.7.

Section 4.9 Other Action.

If the Corporation, after the date hereof, shall take any action affecting the Common Shares other than action described in Section 4.1, which in the reasonable opinion of the directors of the Corporation would materially affect the rights of Registered Warrantholders, the Exercise Price and/or Exchange Rate, the number of Warrant Shares which may be acquired upon exercise of the Warrants shall be adjusted in such manner and at such time, by action of the directors of the Corporation, acting reasonably and in good faith, in their sole discretion as they may determine to be equitable to the Registered Warrantholders in the circumstances, provided that no such adjustment will be made unless any requisite prior approval of any stock exchange on which the Common Shares are listed for trading has been obtained.

Section 4.10 Protection of Warrant Agent.

The Warrant Agent shall not:

(a) at any time be under any duty or responsibility to any Registered Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) be accountable with respect to the validity or value (or the kind or amount) of any Warrant Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) be responsible for any failure of the Corporation to issue, transfer or deliver Warrant Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d) incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

Section 4.11 Participation by Warrantholder.

No adjustments shall be made pursuant to this Article 4 if the Registered Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, *mutatis mutandis*, as if the Registered Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event and any such participation will be subject to the prior approval of the TSX.

ARTICLE 5
RIGHTS OF THE CORPORATION AND COVENANTS

Section 5.1 Optional Purchases by the Corporation.

Subject to compliance with applicable securities legislation and approval of applicable Regulatory Authorities, if any, the Corporation may from time to time purchase by private contract or otherwise any of the Warrants. Any such purchase shall be made in such manner, from such persons and on such terms as the Corporation, in its sole discretion, may determine. In the case of Warrant Certificates, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent and reflected accordingly on the register of Warrants. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly on the register of Warrants and in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in replacement thereof.

Section 5.2 General Covenants.

The Corporation covenants with the Warrant Agent that so long as any Warrants remain outstanding, unless inconsistent with the fiduciary duties of the board of directors of the Corporation:

(a) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Warrant Shares upon the exercise of the Warrants;

(b) it will cause the Warrant Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(c) upon payment of the aggregate Exercise Price therefor on a cashless basis, all Warrant Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable Common Shares;

(d) it will use commercially reasonable efforts to maintain its existence and carry on its business in the ordinary course;

(e) it will use its commercially reasonable efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Warrant Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the TSX (or such other Canadian stock exchange acceptable to the Corporation);

(f) it will make all requisite filings under applicable Canadian and U.S. securities legislation including those necessary to remain a reporting issuer not in default in each of the Canadian provinces and other jurisdictions where it is or becomes a reporting issuer or equivalent thereof;

(g) if at any time no Registration Statement is effective under the U.S. Securities Act, or if the prospectus contained therein is not available, it will give notice to the Warrant Agent forthwith;

(h) it will use reasonable commercial efforts to maintain the Registration Statement continuously effective under the U.S. Securities Act, and ensure that the prospectus contained therein is available, until the later of the Expiry Time or exercise of all Warrants (provided, however, that nothing shall prevent the Corporation's amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to

acquire securities of the acquiring company, the acquiring company shall assume the Corporation's obligations under the Warrant Indenture) ; provided, however, that the foregoing shall not be required with respect to any Warrants to the extent an effective registration statement is no longer required under the U.S. Securities Act for the issuance of Warrant Shares upon the exercise thereof;

(i) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture; and

(j) the Corporation will promptly notify the Warrant Agent and the Warrantholders in writing of any default under the terms of this Warrant Indenture which remains unrectified for more than ten Business Days following its occurrence,

provided that this clause shall not be construed as limiting or restricting the Corporation from completing a consolidation, amalgamation, arrangement, takeover bid, merger or other transaction that would result in the Common Shares ceasing to be listed and posted for trading on the TSX, so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the TSX and Nasdaq

Section 5.3 Warrant Agent's Remuneration and Expenses.

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 5.3 shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.

Section 5.4 Performance of Covenants by Warrant Agent.

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Registered Warrantholders of such failure on the part of the Corporation and may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no

obligation to perform said covenants or to notify the Registered Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

Section 5.5 Enforceability of Warrants.

The Corporation covenants and agrees that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the provisions hereof and the terms hereof and that, subject to the provisions of this Indenture, the Corporation will cause the Warrant Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered in accordance with the terms of this Indenture.

ARTICLE 6
ENFORCEMENT

Section 6.1 Suits by Registered Warrantholders.

All or any of the rights conferred upon any Registered Warrantholder by any of the terms of this Indenture may be enforced by the Registered Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Registered Warrantholders.

Section 6.2 Suits by the Corporation.

The Corporation shall have the right to enforce full payment of the Exercise Price of all Warrant Shares issued by the Warrant Agent to a Registered Warrantholder hereunder, in the manner provided for herein, and shall be entitled to demand such payment from the Registered Warrantholder or alternatively to instruct the Warrant Agent to cancel the share certificates representing such Warrant Shares and amend the securities register of the Corporation accordingly.

Section 6.3 Immunity of Shareholders, etc.

The Warrant Agent and the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, trustee, employee or agent of the Corporation or any successor entity on any covenant, agreement, representation or warranty by the Corporation herein.

Section 6.4 Waiver of Default.

Upon the happening of any default hereunder:

(a) the Registered Warrantholders holding a simple majority of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, on the advice of Counsel, if, in the Warrant Agent's opinion, based on the advice of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Registered Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Registered Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7
MEETINGS OF REGISTERED WARRANTHOLDERS

Section 7.1 Right to Convene Meetings.

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Registered Warrantholders signing such Warrantholders' Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Registered Warrantholders. If the Warrant Agent fails to so call a meeting within seven days after receipt of such written request of the Corporation or within 30 days after receipt of such Warrantholders' Request and the indemnity and funding given as aforesaid, the Corporation or such Registered Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario, by virtual or electronic means or at such other place as may be approved or determined by the Warrant Agent and the Corporation.

Section 7.2 Notice.

At least 21 days' prior written notice of any meeting of Registered Warrantholders shall be given to the Registered Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date and time when and the place where the meeting is to be held, shall state briefly the nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Registered Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Section 7.2.

Section 7.3 Chairman.

An individual (who need not be a Registered Warrantholder) designated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Registered Warrantholders present in person or by proxy shall choose an individual present to be chairman.

Section 7.4 Quorum.

Subject to the provisions of Section 7.11, at any meeting of the Registered Warrantholders a quorum shall consist of one or more Registered Warrantholder(s) present in person or by proxy and holding at least 50% of the aggregate number of the then outstanding Warrants. If a quorum of the Registered Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by Registered Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Registered Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 50% of the then outstanding Warrants.

Section 7.5 Power to Adjourn.

The chairman of any meeting at which a quorum of the Registered Warrantholders is present may adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 7.6 Show of Hands.

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 7.7 Poll and Voting.

(1) On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Registered Warrantholders acting in person or by proxy and holding in the aggregate at least 5% of the aggregate number of all Warrants then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(2) On a show of hands, every person who is present and entitled to vote, whether as a Registered Warrantholder or as proxy for one or more absent Registered Warrantholders, or both, shall have one vote. On a poll, each Registered Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it. A proxy need not be a Registered Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him or her.

Section 7.8 Regulations.

(1) The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a) the setting of the record date for a meeting for the purpose of determining Registered Warrantholders entitled to receive notice of and to vote at the meeting;

(b) the issue of voting certificates by any bank, trust company or other depository satisfactory to the Warrant Agent stating that the Warrant Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual bearers of the Warrant Certificates specified therein;

(c) the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Registered Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d) the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e) the form of the instrument of proxy; and

(f) generally for the calling of meetings of Registered Warrantholders and the conduct of business thereat.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Registered Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Registered Warrantholders or proxies of Registered Warrantholders.

Section 7.9 Corporation and Warrant Agent May be Represented.

The Corporation and the Warrant Agent, by their respective directors, officers, agents, and employees and the Counsel for the Corporation and for the Warrant Agent may attend any meeting of the Registered Warrantholders.

Section 7.10 Powers Exercisable by Extraordinary Resolution.

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Registered Warrantholders at a meeting shall, subject to the provisions of Section 7.11 and any requisite approval of the TSX or Nasdaq, as applicable, have the power exercisable from time to time by Extraordinary Resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Registered Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent's prior consent, acting reasonably) or on behalf of the Registered Warrantholders against the Corporation whether such rights arise under this Indenture or otherwise;

(b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Registered Warrantholders;

(c) to direct or to authorize the Warrant Agent, subject to Section 9.2(2), to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Registered Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) to restrain any Registered Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or to enforce any of the rights of the Registered Warrantholders;

(f) to direct any Registered Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Registered Warrantholder in connection therewith;

(g) to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h) with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

Section 7.11 Meaning of Extraordinary Resolution.

(1) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Registered Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Registered Warrantholders holding at least 25% of the aggregate number of all then outstanding Warrants and passed by the affirmative votes of Registered Warrantholders holding not less than 66 2/3% of the aggregate number of all then outstanding Warrants at the meeting and voted on the poll upon such resolution.

(2) If, at the meeting at which an Extraordinary Resolution is to be considered, Registered Warrantholders holding at least 25% of all then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Registered Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 14 days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Registered Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Registered Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Registered Warrantholders holding at least 25% of the aggregate number of the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3) Subject to Section 7.14, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section 7.12 Powers Cumulative.

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Registered Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Registered Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

Section 7.13 Minutes.

Minutes of all resolutions and proceedings at every meeting of Registered Warrantholders shall be made and duly recorded in the books and such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

Section 7.14 Instruments in Writing.

All actions which may be taken and all powers that may be exercised by the Registered Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Registered Warrantholders holding at least 66 2/3% of the aggregate number of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Registered Warrantholders in person or by attorney duly appointed in writing, and the expression "**Extraordinary Resolution**" when used in this Indenture shall include an instrument so signed.

Section 7.15 Binding Effect of Resolutions.

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Registered Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Registered Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

Section 7.16 Holdings by Corporation Disregarded.

In determining whether Registered Warrantholders holding the required number of Warrants are present at a meeting of Registered Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

ARTICLE 8
SUPPLEMENTAL INDENTURES

Section 8.1 Provision for Supplemental Indentures for Certain Purposes.

From time to time, the Corporation (when authorized by action of the directors of the Corporation) and the Warrant Agent may, subject to the provisions hereof and subject to compliance with applicable securities law and the prior approval of the TSX and Nasdaq, as applicable, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 4;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the reasonable opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Registered Warrantholders;

(c) giving effect to any Extraordinary Resolution passed as provided in Section 7.11;

(d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the reasonable opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Registered Warrantholders;

(e) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f) modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the reasonable opinion of the Warrant Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Registered Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(g) providing for the issuance of additional Warrants hereunder, including Warrants in excess of the number set out in Section 2.1 and any consequential amendments hereto as may be required by the Warrant Agent relying on the advice of Counsel; and

(h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrant Agent and of the Registered Warrantholders are in no way prejudiced thereby.

Section 8.2 Successor Entities.

Other than pursuant to the transactions contemplated in the Arrangement Agreement, in the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another entity ("**successor entity**"), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 9
CONCERNING THE WARRANT AGENT

Section 9.1 Trust Indenture Legislation.

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

Section 9.2 Rights and Duties of Warrant Agent.

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligence, wilful misconduct, bad faith or fraud under this Indenture.

(2) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Registered Warrantholders hereunder shall be conditional upon the Registered Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent and its officers, directors, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Registered Warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Warrants Certificates held by them, for which Warrants the Warrant Agent shall issue receipts.

(4) Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation.

Section 9.3 Evidence, Experts and Advisers.

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such reasonable additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(2) In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent, provided that such evidence complies with Applicable Legislation and that the Warrant Agent complies with Applicable Legislation and that the Warrant Agent examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(3) Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(4) The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Warrant Agent.

(5) The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

(6) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary, solicitor or commissioner for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(7) Whenever Applicable Legislation requires that evidence referred to in subsection 9.3(1) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation

required by any provision hereof. Any such statutory declaration may be made by any one or more duly authorized representative of the Corporation.

Section 9.4 Documents, Monies, etc. Held by Warrant Agent.

Until released in accordance with this Indenture, any funds received hereunder shall be kept in segregated records of the Warrant Agent and the Warrant Agent shall place the funds in segregated trust accounts of the Warrant Agent at one or more of the Canadian Chartered Banks listed in Schedule 1 of the *Bank Act* (Canada) (an "**Approved Bank**"). All amounts held by the Warrant Agent pursuant to this Indenture shall be held by the Warrant Agent for the Corporation and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Warrant Agent pursuant to this Indenture are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an Approved Bank pursuant to this section, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The parties hereto acknowledge and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make any further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all of such monies and need not, invest the same; the Warrant Agent shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

Section 9.5 Actions by Warrant Agent to Protect Interest.

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Registered Warrantholders.

Section 9.6 Warrant Agent Not Required to Give Security.

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the agency and powers of this Indenture or otherwise in respect of the premises.

Section 9.7 Protection of Warrant Agent.

By way of supplement to the provisions of any law for the time being relating to the Warrant Agent it is expressly declared and agreed as follows:

(a) the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 9.9 or in the Authentication of

the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b) nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation;

(e) the Corporation hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates, their officers, directors, employees, agents, successors and assigns (the "**Indemnified Parties**") from and against any and all liabilities, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgements, expenses and disbursements, including reasonable legal fees and disbursements which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties' duties, or any other services that Warrant Agent may provide in connection with or in any way relating to this Indenture. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence, fraud or wilful misconduct of the Indemnified Parties, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture; and

(f) notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant

Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

Section 9.8 Replacement of Warrant Agent; Successor by Merger.

(1) The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than 60 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Registered Warrantholders by Extraordinary Resolution and with the written consent of the Corporation (such consent not to be unreasonably withheld) shall have power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Registered Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any Registered Warrantholder may apply to a judge of the Province of Ontario on such notice as such judge may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Registered Warrantholders. Any new Warrant Agent appointed under any provision of this Section 9.8 shall be an entity authorized to carry on the business of a trust company in the Province of Ontario and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder.

(2) Upon the appointment of a successor Warrant Agent, the Corporation shall notify the Registered Warrantholders thereof in the manner provided for in Section 10.2.

(3) Any Warrant Certificates Authenticated but not delivered by a predecessor Warrant Agent may be Authenticated by the successor Warrant Agent in the name of the successor Warrant Agent.

(4) Any corporation into which the Warrant Agent may be merged or consolidated or amalgamated or to which all or substantially all of its corporate trust business is sold or otherwise transferred, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as successor Warrant Agent under Section 9.8(1).

Section 9.9 Conflict of Interest

The Warrant Agent represents and warrants to the Corporation to the best of its knowledge, that at the time of the execution and delivery of this Indenture, no material conflict of interest exists with respect to the Warrant Agent's role as a fiduciary hereunder and its role in any other capacity; and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its agency hereunder to a successor Warrant Agent approved by the Corporation and meeting the requirements set forth in Section 9.8(1). Notwithstanding the foregoing provisions of this Section 9.9, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

Section 9.10 Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

Section 9.11 Warrant Agent Not to be Appointed Receiver.

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Section 9.12 Warrant Agent Not Required to Give Notice of Default.

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that

no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

Section 9.13 Anti-Money Laundering.

(1) The Corporation hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

(2) The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, acting reasonably, determines that such act would cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on twenty (20) Business Days written notice to the Corporation, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such twenty (20) Business Day period, then such resignation shall not be effective.

Section 9.14 Compliance with Privacy Code.

The Corporation acknowledges that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Warrant Agent manage its servicing relationships with such individuals;

(c) to meet the Warrant Agent's legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

The Corporation acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in compliance with applicable law and in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, the Corporation agrees that it shall use commercially reasonable efforts not to provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Section 9.15 Securities Exchange Commission Certification.

The Corporation confirms that it has either (i) a class of securities registered pursuant to Section 12 of the U.S. Exchange Act; or (ii) a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act, and has provided the Warrant Agent with an Officers' Certificate certifying such reporting obligation and other information as reasonably requested by the Warrant Agent. The Corporation covenants that in the event that any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Exchange Act, the Corporation shall promptly notify the Warrant Agent of such termination and such other information as the Warrant Agent may reasonably require at the time. The Corporation acknowledges that the Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

ARTICLE 10
GENERAL

Section 10.1 Notice to the Corporation and the Warrant Agent.

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or if emailed:

(a) If to the Corporation:

Aeterna Zentaris Inc.
c/o Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
Toronto, Ontario
M5K 1E7

Attention: Giuliano La Fratta
Email: glafratta@aezsinc.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
Toronto, Ontario
M5K 1E7

Attention: Janet Grove and Trevor Zeyl
Email: janet.grove@nortonrosefulbright.com
/ trevor.zeyl@nortonrosefulbright.com

(b) If to the Warrant Agent:

Computershare Trust Company of Canada
650 Blvd. De Maisonneuve West, 7th Floor
Montreal, QC H3A 3T2

Attention: General Manager, Corporate Trust
Email Address: noticesctmontreal@computershare.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery (if such date is a Business Day, otherwise the Business Day following the date of delivery if such date is not a Business Day) or, if mailed, on the fifth Business Day following the date of mailing such notice or, if emailed prior to 4:30 p.m. on a Business Day, on such Business Day and otherwise on the next Business Day following the date of email, provided the sender does not receive an automated notice of delivery failure.

(2) The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Section 10.1(1), or given by email or other means of prepaid, transmitted and recorded communication.

(4) Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

Section 10.2 Notice to Registered Warrantholders.

(1) Unless otherwise provided herein, notice to the Registered Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively received and given on the date of delivery or, if mailed, on the third Business Day following the date of mailing such notice. In the event that Warrants are held in the name of the Depository, a copy of such notice shall also be sent by electronic communication to the Depository and shall be deemed received and given on the day it is so sent.

(2) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Registered Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice may be given by the Corporation in a news release disseminated through a newswire service, filed on the Corporation's issuer profile on SEDAR+ at www.sedarplus.com, and posted on the Corporation's website; provided that in the case of a notice convening a meeting of the Warrantholders, the Warrant Agent may require such additional publications of that notice in such cities as it may deem necessary for the reasonable notification of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required.

Section 10.3 Ownership of Warrants.

The Corporation and the Warrant Agent may deem and treat the Registered Warrantholders as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt of any such

Registered Warrantholder of the Warrant Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

Section 10.4 Counterparts.

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Delivery of an executed copy of the Indenture by electronic transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Indenture as of the date hereof.

Section 10.5 Satisfaction and Discharge of Indenture.

Upon the earlier of:

(a) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Warrant Certificates, or by way of a Transaction Instruction or such other instructions, in a form satisfactory to the Warrant Agent, in the case of Uncertificated Warrants, or by way of standard processing through the book entry system in the case of a Depository Global Warrant, and no Warrants are outstanding hereunder; and

(b) the Expiry Time;

and if all certificates or other entry on the register representing Warrant Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

Section 10.6 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Registered Warrantholders.

Nothing in this Indenture or in the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Registered Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Registered Warrantholders.

Section 10.7 Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided.

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation in Section 7.16, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a) the names (other than the name of the Corporation) of the Registered Warrantholders which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation; and

(b) the number of Warrants owned legally or beneficially by the Corporation;

and the Warrant Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without any additional evidence.

Section 10.8 Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

Section 10.9 Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures outside of the control of the party relying on this Section 10.9).

Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

Section 10.10 Assignment, Successors and Assigns

Neither of the parties hereto may assign its rights or interest under this Indenture, except as provided in Section 9.8 in the case of the Warrant Agent, or as provided in Section 8.2 in the case of the Corporation. Subject thereto, this Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, including upon the Corporation following the completion of the Arrangement.

Section 10.11 Rights of Rescission and Withdrawal for Holders

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder's funds, if any, which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Warrant Agent of any underlying Warrant Shares that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel or cause the cancellation of the exercise transaction and any such underlying Warrant Shares on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received from the Corporation by virtue of the holder being a shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Corporation by such holder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce the return of the funds pursuant to this section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

[Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

AETERNA ZENTARIS INC.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

SCHEDULE "A"

FORM OF WARRANT

WARRANT

To acquire Common Shares of

AETERNA ZENTARIS INC.

(incorporated pursuant to the laws of the Canada)

Warrant Certificate No. **[*]**	Certificate for ________________ ______Warrants, each entitling the holder to acquire one Common Share subject to adjustment as provided for in the Warrant Indenture CUSIP **[*]** ISIN CA **[*]**

THIS IS TO CERTIFY THAT, for value received,

____

(the "**Warrantholder**") is the registered holder of the number of common share purchase warrants (the "**Warrants**") of Aeterna Zentaris Inc. (the "**Corporation**") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture (as defined below), to purchase at any time before 4:30 p.m. (Eastern time) (the "**Expiry Time**") on **[*]** (the "**Expiry Date**") one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a "**Common Share**") for each Warrant subject to adjustment in accordance with the terms of the Warrant Indenture.

The Warrants evidenced hereby are exercisable at or before 4:30 p.m. (Eastern time) on **[*]** after which time the Warrants evidenced hereby shall be deemed to be void and of no further force or effect.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by

(a) duly completing and executing the exercise form (the "**Exercise Form**") attached hereto; and

(b) surrendering this warrant certificate (the "**Warrant Certificate**"), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, in the City of Montreal.

The surrender of this Warrant Certificate and the duly completed Exercise Form as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

The Warrants will only be exercisable by means of a "cashless exercise" whereby at any time prior to the Expiry Date, the Warrantholder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(X) (A-B)] by (A), where: (X) equals the number of Warrant Shares issuable upon exercise of the Warrants in accordance with their terms by means of a cash exercise rather than a cashless exercise; (A) equals the Current Market Price (as defined in the Warrant Indenture) on the Trading Day (as defined in the Warrant Indenture) immediately preceding the date of the receipt by the Warrant Agent of the notice of exercise; and (B) equals the Exercise Price (as defined below) of each Warrant, as adjusted.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be $0.01 per Common Share (the "**Exercise Price**").

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Common Shares not so purchased. No fractional Common Shares will be issued upon exercise of any Warrant. Any fractional Common Shares shall be rounded down to the nearest whole number and the holder of such Warrants shall not be entitled to any compensation in respect of any fractional Common Share which is not issued.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "**Warrant Indenture**") dated as of **[*]** between the Corporation and Computershare Trust Company of Canada, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Common Shares as are purchasable under the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants holding a specific majority of the then outstanding Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Montreal and in Toronto, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of:

AETERNA ZENTARIS INC.

By: ______________________
Authorized Signatory

By: ______________________
Authorized Signatory

Countersigned and Registered by:

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________
Authorized Signatory

FORM OF TRANSFER

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

To: Computershare Trust Company of Canada

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

____

____

(print name and address) the Warrants represented by this Warrants Certificate and hereby irrevocably constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred unless the Common Shares underlying the Warrants are registered under the United States Securities Act of 1933, as amended, and any applicable state securities laws or are exempt from such registration requirements (and the transferor has provided such evidence of exemption as the Corporation reasonably requires, which may include an opinion of U.S. legal counsel of recognized standing).

☐ If transfer is to a U.S. Person, check this box.

DATED this ____ day of________________, 20____.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW)	)	
	)	________________________________
	)	Signature of Transferor
	)	
________________________________	)	________________________________
Guarantor's Signature/Stamp	)	Name of Transferor
	)	

REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

☐ **Gift** ☐ **Estate** ☐ **Private Sale** ☐ **Other (or no change in ownership)**

Date of Event (Date of gift, death or sale): __ __ / __ __ / __ __ __ __

Value per Warrant on the date of event: $ __ __ __ . __ __ ☐ **CAD OR** ☐ **USD**

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

- **Canada and the USA:** A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

- **Canada:** A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

- **Outside North America:** For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

SCHEDULE "B"

EXERCISE FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO: Aeterna Zentaris Inc.

AND TO: Computershare Trust Company of Canada
650 Blvd. De Maisonneuve West, 7th Floor
Montreal, QC H3A 3T2

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises __________ Warrants pursuant to the right of such holder to be issued, and hereby subscribes for, the Warrant Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Indenture by means of a "cashless exercise" whereby the Warrantholder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(X) (A-B)] by (A), where: (X) equals the number of Warrant Shares issuable upon exercise of the Warrants in accordance with their terms by means of a cash exercise rather than a cashless exercise; (A) equals the Current Market Price on the Trading Day immediately preceding the date of the receipt by the Warrant Agent of the notice of exercise; and (B) equals the Exercise Price of each Warrant, as adjusted.

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	**Address(es)**	**Number of Common Shares**
______________________	______________________	______________________
______________________	______________________	______________________

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to **Computershare Trust Company of Canada, c/o General Manager, Corporate Trust.**

DATED this ____day of _____, 20__.

______________________________	)	______________________________
Witness	)	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)
	)	______________________________
	)	Name of Registered Warrantholder

☐ Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

SCHEDULE G

INFORMATION CONCERNING AETERNA ZENTARIS

The following information concerning Aeterna Zentaris should be read in conjunction with the documents incorporated by reference into this "Schedule G – *Information Concerning Aeterna Zentaris*" and the information concerning Aeterna Zentaris appearing elsewhere in this Circular.

Corporate Overview

Aeterna Zentaris was incorporated on September 12, 1990 under the CBCA and continues to be governed by the CBCA. Our registered address is located at 222 Bay St., Suite 3000, Toronto, Ontario, Canada M5K 1E7 c/o Norton Rose Fulbright Canada LLP and we operate another office located at 315 Sigma Drive, Summerville, South Carolina 29486; our telephone number is (843) 900-3223 and our website is www.zentaris.com.

In May 2004, we changed our name to Aeterna Zentaris Inc. On July 15, 2022, we completed the 25-to-1 2022 share consolidation (reverse stock split) and, previously, on November 17, 2015, we also completed 100-to-1 share consolidation (reverse stock split). Our Common Shares commenced trading on a consolidated and adjusted basis on both the NASDAQ and the TSX on November 20, 2015.

We currently have three wholly-owned direct and indirect subsidiaries: Aeterna Zentaris GmbH ("**AEZS Germany**"), based in Frankfurt am Main, Germany and incorporated under the laws of Germany; Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany based in Frankfurt am Main, Germany and incorporated under the laws of Germany; and Aeterna Zentaris, Inc., an entity incorporated in the State of Delaware with an office in the Charleston, South Carolina area in the U.S.

Our agent for service of process and SEC matters in the U.S. is our wholly-owned subsidiary, Aeterna Zentaris, Inc., located at 315 Sigma Drive, Summerville, South Carolina 29486.

Business Overview

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Corporation's lead product, Macrilen® (macimorelin), is the first and only FDA and EMA approved oral test indicated for the diagnosis of patients with AGHD. Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and under the tradename "Macimorelin 60 mg granules for oral suspension in sachet" in the UK through an exclusive licensing agreement with Atnahs Pharma UK Ltd. ("**Pharmanovia**"). Aeterna Zentaris' several other license and commercialization partners are also seeking approval for commercialization of macimorelin in Israel and the Palestinian Authority, the Republic of Korea, Turkey and several non-European Union Balkan countries. Aeterna Zentaris is actively pursuing business development opportunities for the commercialization of macimorelin in North America, Asia and the rest of the world. We are also leveraging the clinical success and compelling safety profile of macimorelin to develop the compound for the diagnosis of CGHD, an area of significant unmet need.

Aeterna Zentaris is also dedicated to the development of therapeutic assets and has established a pre-clinical pipeline to potentially address unmet medical needs across a number of indications, with a focus on rare or orphan, including neuromyelitis optica spectrum disorder and Parkinson's disease, chronic hypoparathyroidism and ALS (Lou Gehrig's Disease).

Macimorelin Commercialization Program

On March 15, 2023, with the Corporation's consent, Consilient Health Limited ("**Consilient**" or "**CH**") entered into an assignment agreement with Pharmanovia to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Pharmanovia, as well as the current supply agreement pursuant to which the Corporation agreed to provide the licensed product. Also on March 15, 2023, the Corporation and Pharmanovia entered into an amendment agreement, pursuant to which the Corporation provided its

acknowledgement and consent to the assignment agreement and agreed to certain amended terms which do not materially differ from the previous license and supply agreement with CH. To date, we have received total pricing milestone payments from CH of US$0.5 million (€0.5 million) relating to Ghryvelin™/Macimorelin 60 mg approved list prices in the United Kingdom, Germany and Spain. We shipped initial batches of macimorelin (Ghryvelin™/Macimorelin 60 mg) to Consilient in the first quarter of 2022. Consilient launched the product meanwhile in the United Kingdom, Sweden, Denmark, Finland, Germany and Austria. More EU countries are expected to follow pending re-imbursement negotiations. On April 19, 2022, we announced that the European Patent Office had issued a patent providing intellectual property protection of macimorelin in 27 countries within the European Union as well as additional European non-EU countries, such as the UK and Turkey, for macimorelin for use to diagnose growth hormone deficiency ("**GHD**") in adults. In the meantime, the related Patent Cooperation Treaty patent application has been granted in Canada, Japan, South Korea, Eurasia and New Zealand.

On May 9, 2023, the United States Patent and Trademark Office issued patent US11,644,474 to the Corporation protecting the use of macimorelin for the diagnosis of GHD in pediatrics.

Since November 2020, Novo Nordisk Healthcare AG ("**Novo**") marketed macimorelin under the tradename Macrilen® through the license agreement and the amended license agreement (collectively the "**Novo Amendment**"), for the diagnosis of AGHD. On August 26, 2022, the Corporation announced that Novo had exercised its right to terminate the Novo Amendment. Following a 270-day notice period in connection with Novo's termination of the Novo Amendment, the Corporation regained full rights to Macrilen® in the U.S. and Canada on May 23, 2023, and the sales of Macrilen® are temporarily discontinued in the U.S. commercial market for the diagnosis of AGHD, until an anticipated re-launch with an alternate commercialization partner. The Corporation continues to actively strategize and seek alternate development and commercialization partners for Macrilen® in the U.S. and other territories. The decision to temporarily discontinue sales of Macrilen® in the United States does not have any impact on the sales and commercialization efforts in the UK and European Economic Area.

On June 25, 2020, Aeterna Zentaris announced that it entered into an exclusive distribution and related quality agreement with MegaPharm Ltd., a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD. Under the terms of the agreement, MegaPharm Ltd. will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while Aeterna Zentaris will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. In June 2021, MegaPharm Ltd. filed an application to the Ministry of Health of Israel for regulatory approval of macimorelin in Israel, which was approved in November 2022.

Aeterna Zentaris entered into license and supply agreements with NK Meditech Ltd. ("**NK**"), a subsidiary of PharmBio Korea, effective November 30, 2021, and a distribution and commercialization agreement with ERKim Pharmaceuticals Bulgaria Eood ("**ER-Kim**"), effective February 1, 2022. The agreements with NK are related to the development and commercialization of macimorelin for the diagnosis of AGHD and CGHD in the Republic of Korea, while the agreement with ER-Kim is related to the commercialization of macimorelin for the diagnosis of growth hormone deficiency in children and adults in Turkey and some non-European Union Balkan countries.

Macimorelin Clinical Program

On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of GHD in children. This study, AEZS-130-P01 ("**Study P01**"), was the first of two studies as agreed with the EMA in our Pediatric Investigation Plan (the "**PIP**") for macimorelin as a GHD diagnostic. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 is being evaluated in the pivotal second study, Study P02, on diagnostic efficacy and safety (the "**DETECT-trial**"). Study P01 was an international, multicenter study, which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic ("PK/PD") of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 milligram per kilogram body weight in pediatric

patients from 2 to less than 18 years of age with suspected CGHD. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative growth hormone stimulation test was conducted according to the study sites' local practices. At Visit 2, the macimorelin test was performed, and following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

The final study results from Study P01 were published in the second quarter of 2020 indicating positive safety and tolerability data for use of macimorelin in CGHD, as well as PK/PD data observed in a range as expected from the adult studies.

On April 7, 2020, we announced the decision of the EMA to accept our modification request of our PIP as originally approved in March 2017, which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies. Aeterna Zentaris believes this EMA decision supports the development of one globally harmonized study protocol for test validation, specifically Study P02, which we expect to be accepted both in Europe and the U.S.

In late 2020, we entered into the start-up phase for the DETECT-trial, evaluating macimorelin for the diagnosis of CGHD. The DETECT-trial is an open-label, single dose, multicenter and multinational study expected to enroll approximately 100 subjects worldwide (including sites in U.S: and EU), with at least 40 pre-pubertal and 40 pubertal subjects. The study design is expected to be suitable to support a claim for potential stand-alone testing, if successful. On April 22, 2021, the U.S. FDA Investigational New Drug Application associated with this clinical trial became active, (see: https://clinicaltrials.gov/ct2/show/NCT04786873), and on May 13, 2021, we announced the opening of the first clinical site in the U.S. Under the Novo Amendment, and following Novo's notice to terminate the Novo Amendment, Novo has funded DETECT-trial costs up to US$10.1 million (€9.4 million). Any additional trial costs incurred over US$10.1 million (€9.4 million) will be paid by Aeterna Zentaris.

On January 26, 2022, Aeterna Zentaris announced that the DETECT-trial had experienced unavoidable delays in site initiation and patient enrollment due to the rise of the Omicron variant in the COVID-19 pandemic. Furthermore, in February 2022, due to the Russian invasion of Ukraine, the clinical trial activities planned in both Russia and Ukraine were halted and consequently, no patients have been enrolled in either of these countries' clinical sites to date. On January 17, 2023, Aeterna Zentaris provided a business update, highlighting that bolstered enrollment was expected by the engagement of an additional Clinical Research Organization and the replacement of inactive countries and sites with three new countries (Armenia, Slovakia, and Turkey) as well as additional sites in the U.S. In March 2023, we received approval for and activated our first site in Slovakia. In January 2023, sites in Armenia and Turkey were approved and activated. The last-patient-first-visit for the DETECT-trial is currently expected in February 2024.

Pipeline Expansion Opportunities

Please see Aeterna Zentaris' management's discussion and analysis for the three and nine months ended September 30, 2023 which is incorporated by reference herein for a summary of Aeterna Zentaris pipeline of expansion opportunities including:

- *AIM Biologicals*: Targeted, highly specific autoimmunity modifying therapeutics for the potential treatment of neuromyelitis optica spectrum disorder (NMOSD) and Parkinson's disease.
- *AEZS-150 - Delayed Clearance Parathyroid Hormone Fusion Polypeptides*: Potential treatment for chronic hypoparathyroidism.
- *AEZS-130 – Macimorelin Pre-Clinical Program.*

Description of Share Capital

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; first preferred shares (the "**First Preferred Shares**"); and second preferred shares (the "**Second Preferred Shares**" and, together with the First Preferred Shares, the "**Preferred Shares**"), both issuable in series. As at the date hereof, there were approximately 4,855,876 Common Shares

outstanding. No Preferred Shares have been issued to date. We have also issued warrants to acquire Common Shares in connection with certain equity financings.

Common Shares

The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, the holders are entitled to receive dividends if, as and when declared by the Aeterna Zentaris Board on the Common Shares. Finally, the holders of the Common Shares are entitled to receive our remaining property upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary. Shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

Preferred Shares

The Preferred Shares are issuable in series with rights and privileges specific to each class. The holders of Preferred Shares are generally not entitled to receive notice of or to attend or vote at meetings of shareholders. The holders of First Preferred Shares are entitled to preference and priority to any participation of holders of Second Preferred Shares, Common Shares or shares of any other class of shares of our share capital ranking junior to the First Preferred Shares with respect to dividends and, in the event of our liquidation, the distribution of our property upon our dissolution or winding-up, or the distribution of all or part of our assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to our issued and paid-up share capital, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them. The holders of Second Preferred Shares are entitled to preference and priority to any participation of holders of Common Shares or shares of any other class of shares of our share capital ranking junior to the Second Preferred Shares with respect to dividends and, in the event of our liquidation, the distribution of our property upon our dissolution or winding-up, or the distribution of all or part of our assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to our issued and paid-up share capital, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them.

The Aeterna Zentaris Board may, from time to time, provide for additional series of Preferred Shares to be created and issued, but the issuance of any Preferred Shares is subject to the general duties of the directors under the CBCA to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Warrants

For a description of the Aeterna Zentaris Warrants, see note 17 – share capital, warrants and other capital, to the audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

Trading Price and Volume of Common Shares

The following tables set forth information relating to the monthly trading of the Common Shares on the TSX and the Nasdaq, respectively, for the 12-month period prior to the date of this Circular.

<u>TSX</u>

Month	High ($)	Low ($)	Volume
February 2023	5.15	4.37	22,273
March 2023	4.59	3.35	39,809
April 2023	4.48	3.18	48,369
May 2023	4.32	3.52	9,216

Month	High ($)	Low ($)	Volume
June 2023	3.93	3.34	17,151
July 2023	4.23	3.30	13,951
August 2023	4.10	3.45	11,080
September 2023	3.62	3.25	14,399
October 2023	3.36	1.92	29,160
November 2023	3.20	1.91	33,542
December 2023	3.24	2.38	26,725
January 2024	3.06	2.45	19,320
February 1 to February 9, 2024	2.44	2.28	4,135

Nasdaq

Month	High (US$)	Low (US$)	Volume
February 2023	3.90	3.23	208,148
March 2023	3.45	2.49	380,744
April 2023	3.38	2.32	391,012
May 2023	3.30	2.50	224,031
June 2023	2.99	2.51	188,828
July 2023	3.20	2.56	245,258
August 2023	3.09	2.53	219,491
September 2023	2.74	2.39	131,885
October 2023	2.51	1.41	259,962
November 2023	2.24	1.36	236,743
December 2023	2.42	1.78	345,794
January 2024	2.33	1.82	292,640
February 1 to February 9, 2024	1.86	1.69	65,790

Prior Sales

For the 12-month period prior to the date of this Circular, Aeterna Zentaris has issued the Common Shares and securities that are convertible into Common Shares listed in the table below:

Date	Security	Exercise Price or Base Price per Security	Number of Securities
June 14, 2023	Aeterna Zentaris DSUs	--	100,000

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2023, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights (US$)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	250,320	2.67	303,250
Equity compensation plans not approved by security holders	--	--	--
Total:	250,320	2.67	303,250

Risk Factors

An investment in the Common Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information contained in this Circular, including the risk factors described under the heading "Section 11 – *Risk Factors*" readers should consider carefully the risk factors described in Aeterna Zentaris' most recent Annual Report on Form 20-F, which is incorporated by reference in this Circular.

Additional Information

Information has been incorporated by reference in this Circular from documents filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada, and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Chief Financial Officer of Aeterna Zentaris, at 315 Sigma Drive, Summerville, South Carolina 29486 (telephone: 1-(843)-900-3223) and are also available electronically under Aeterna Zentaris' profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Aeterna Zentaris' filings through SEDAR+ and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed or furnished by Aeterna Zentaris with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a) Form 20-F Annual Report dated March 22, 2023 for the year ended December 31, 2022;

(b) the audited consolidated financial statements of the Corporation as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the notes thereto and the reports of the independent registered public accounting firm thereon (the "**Aeterna Zentaris Annual Financial Statements**");

(c) the management's discussion and analysis of the consolidated financial position and results of operations of the Corporation dated March 22, 2023 for the year ended December 31, 2022;

(d) the condensed interim consolidated financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2023 and 2022, together with the notes thereto;

(e) the management's discussion and analysis of the consolidated financial position and results of operations of the Corporation dated November 8, 2023 for the three and nine month periods ended September 30, 2023 and 2022;

(f) the management information circular of the Corporation dated May 9, 2023, in connection with the annual general and special meeting of holders of shareholders held on June 14, 2023; and

(g) material change report of Aeterna Zentaris dated December 18, 2023.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by Aeterna Zentaris with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable Canadian Securities Laws, will be deemed to be incorporated by reference in this Circular. In addition, any report on Form 40-F, 20-F or Form 6-K (or any respective successor form) filed by Aeterna Zentaris with, or furnished by Aeterna Zentaris to, the SEC subsequent to the date of this Circular shall also be deemed to be incorporated by reference into this Circular (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

References to Aeterna Zentaris' website in any documents that are incorporated by reference into this Circular do not incorporate by reference the information on such website, and each of Ceapro and Aeterna Zentaris disclaims any such incorporation by reference.

SCHEDULE H

INFORMATION CONCERNING CEAPRO

The following information was furnished by Ceapro or derived from publicly available documents filed by Ceapro. With respect to such information, Aeterna Zentaris has relied exclusively upon Ceapro, without independent verification by Aeterna Zentaris. Although Aeterna Zentaris does not have any knowledge that would indicate that such information is untrue or incomplete, neither Aeterna Zentaris nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, nor for the failure by Ceapro to disclose events or information that may affect the completeness or accuracy of such information.

The following disclosure contains significant amounts of forward-looking statements. See "*Risk Factors*" in this Schedule H below as well as "Section 1.4 – *Forward-Looking Statements*". Readers are cautioned that actual results may vary.

Business Overview

Ceapro is a Canadian biopharmaceutical company involved in the development and commercialization of "active ingredients" derived from oats and other renewable plant resources for healthcare and cosmetic industries. Ceapro's primary business activities relate to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.

Ceapro's products include:

- a commercial line of natural active ingredients, including oat beta glucan, avenanthramides (colloidal oat extract), oat powder, oat oil, oat peptides and lupin peptides, which are marketed to the personal care, cosmetic, medical and animal health industries through Ceapro's distribution partners and direct sales;

- a commercial line of natural anti-aging skincare products, utilizing active ingredients including oat beta glucan and avenanthramides, which are marketed to the cosmeceuticals market through Ceapro's wholly-owned subsidiary, Juvente DC Inc.; and

- veterinary therapeutic products, including an oat shampoo, an ear cleanser and a dermal complex/conditioner, which are manufactured and marketed to veterinarians in Japan and Asia.

Other products and technologies are currently in the research and development or pre-commercial stage. These include:

- a potential platform using Ceapro's beta glucan formulations to deliver compounds used for treatments in both the personal and healthcare sectors;

- a variety of novel enabling technologies including Pressurized Gas eXpanded drying technology which is currently being tested on oat and yeast beta glucan but may have application for multiple classes of compounds; and

- the development of new technologies to increase the content of avenanthramides to high levels to enable new innovative products to be introduced to new markets including functional foods, nutraceuticals and botanical drugs. High levels of avenanthramides enable the production of powder formulation for the potential commercialization of products such as enriched oat flour as a functional food and the production of pills and/or tablets as a potential botanical drug.

Ceapro has one reportable operating segment and revenue stream, being the operations relating to the active ingredient product technology industry.

The active ingredient product technology industry involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for the healthcare and cosmetic industries. Active ingredients produced include oat beta glucan and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

Ceapro continues to grow its customer base and presence in the personal care market and to explore and validate new product applications for its established value drivers, avenanthramides and oat beta glucan, as well as for new products such as alginate and beta glucan from yeast to penetrate into the nutraceutical and pharmaceutical markets. Ceapro's primary marketing strategy is to sell principally through a distribution network instead of selling directly to end-users and as a result sales and marketing expenses are negligible.

To fund its operations, Ceapro relies upon revenues primarily generated from the sale of active ingredients, the proceeds of public and private offerings of equity securities and debentures, government grants and loans, and other investment offerings.

Over the last decade, Ceapro's development projects have focused on its expertise in oats and developing new innovative natural health care products to address global needs. Oats have a host of well-documented health care benefits. However, in order to exploit these opportunities, numerous challenges must be overcome, including securing adequate and quality feedstock, developing proper formulations, achieving manufacturing scale-up, and completing scientific testing. Ceapro's dedicated team is constantly focused on overcoming these challenges to stay profitable and ahead of competitors by successfully fine-tuning and implementing proprietary enabling technologies.

Beta glucan extracted from yeast is a new product being developed by Ceapro's team using one of these enabling technologies called "Pressurized Gas eXpanded Technology" (PGX). The objective is to develop this product as an immune modulator and potentially as an inhalable therapeutic. Additionally, Ceapro's team is working on the development of novel drug delivery systems focusing specifically on alginates (ALG) and yeast beta glucan (YBG), generating composites and cross-linked polymers with tuneable properties, which can form strips, pads, masks or fast-dissolving orodispersible films. Over 100 runs have been performed with PGX YBG-ALG on the PGX demo scale and these new chemical complexes appear to be currently the most promising commercial application from a cost evaluation and market potential perspective. From a commercialisation perspective, it is planned to be positioned as an immune-boosting nutraceutical. Positive results have been obtained with YBG and/or ALG formulations impregnated with CoQ10 showing superior bioavailability data than commercially available CoQ10 products.

In summary, Ceapro develops both technologies and products coming from the use of these technologies. Ceapro's portfolio and pipeline is as follows:

- Oat beta glucan: Marketed to serve the cosmetic sector.

- Avenanthramides: Marketed to serve the cosmetic sector as a liquid formulation. Potential to sell as functional food under a powder formulation to be added to superfine oat flour to the form an enriched oat flour. Lab scale has been completed for drying and purification of avenanthramides and commercial scale project is expected to be completed in H2, 2024 upon receipt of remaining equipment. Expected cost to finalize this in-house project is around $0.5 million.

- Clinical Research: Phase 1-2a as a potential anti-inflammatory product. Study being conducted by Montreal Heart Institute. Clinical trial is expected to have included 96 subjects/patients (72 healthy volunteers in Phase and 24 patients in Phase 2a) upon completion. Enrollment for Phase 1 started mid-December 2023. Phase 2a to follow in H2, 2024 and is expected to be completed by the end of Q1 2025. Ceapro is the sponsor. Expected remaining cost for this project is between $3 million to $3.5 million.

Chemical complexes/Delivery systems:

- Pre-clinical Research: Yeast beta glucan: planned to be developed as an immune booster and as a potential inhalotherapeutic for lung fibrotic diseases. Product specifications completed. Toxicology study is expected to be initiated in first half of 2024 before getting to human trial.

- Pre-clinical Research: Yeast beta glucan/CoQ10: planned to be developed as an immune/energy booster.

Technology:

- PGX Technology: Demo scale: 10 liters vessel: completed. Pilot scale: 50 liters vessel: expected to be completed and commissioned during Q1 2024, subject to timely delivery of key remaining components. 100 liters: expected to be completed by end of Q3 2024 along with Austrian based Natex GmbH. Expected cost to complete both pilot scale projects is between $2.5 million to $3 million.

- Yeast beta glucan to be used during the PGX pilot testing phases. Output from such capacity to be considered as small-scale commercialization batches with a potential for commercialization of yeast beta glucan as an immune booster starting in Q1 2025.

Please refer to the Ceapro's Annual Report dated April 19, 2023 for the financial year ended December 31, 2022 for additional information on Ceapro's development projects.

Production

Ceapro's dedicated production team successfully responded to the growing market demand for the cosmeceutical base business by producing over 300 metric tons of active ingredients in 2022. As part of its ordinary course operations, Ceapro successfully passed audits conducted by three major customers at its Edmonton facility and received renewal of its site licence from the Health Canada Natural Product Directorate for a period of two years, which enables Ceapro to manufacture, package, label, release and distribute final products.

Specialized Skill and Knowledge

Ceapro has a broad range of expertise in natural product chemistry, microbiology, biochemistry, immunology and process engineering. These skills merge in the fields of active ingredients, biopharmaceuticals and drug-delivery solutions. Ceapro relies on its employee base whose skills and knowledge are critical to maintaining its success and always strives to identify and retain key employees in order to be competitive with compensation and working conditions.

Ceapro has entered into limited life licence agreements for exclusive rights to new technologies. As part of the licence agreements, Ceapro works to develop and scale up the new technologies with the goal of commercializing the technologies or products derived from such technologies. The development of these new technologies is a costly, complex and time-consuming process, and the investment in this development often involves a prolonged time period until a return is achieved on the investment. Ceapro's ability to successfully develop and scale-up new technologies within the expiry periods of the licence agreements is dependent on a number of key factors such as hiring and retaining employees who have specialized knowledge and expertise pertaining to the development of the technologies, being able to access third party specialists, being able to source key equipment or supplies in a timely manner, and delays in research and development programs related to products derived from the technologies. Commercial success depends on many factors including the degree of innovation of the products developed, access to funding for scale-up opportunities, uncertainties inherent in the regulatory approval processes, delays in manufacturing or marketing arrangements, and sufficient support from strategic partners if applicable.

Competitive Conditions

Ceapro's competitive success depends, in part, on its ability to obtain and maintain patents and trademarks and to secure and protect trade secrets, proprietary technology and manufacturing processes, and other intellectual property rights either developed internally or acquired, and to operate without infringing on the proprietary rights of others or have others infringe on its rights. Although Ceapro expends resources and efforts to patent its discoveries and

innovations, there can be no assurance that patent applications will result in the issuance of patents, or that any patents issued to Ceapro will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. As an intellectual property strategy, Ceapro intends to prepare and file "application patents" from the use of its products. However, Ceapro cannot be assured competitors will not independently develop products similar to Ceapro's products designed to circumvent exclusive rights granted to Ceapro.

New Products

Ceapro's strategic path is to continue to grow its customer base and presence in the personal care market, and to explore and validate new product applications for its established value drivers, avenanthramides and oat beta glucan, as well as for new products like alginate and beta glucan from yeast to penetrate into the nutraceutical and pharmaceutical markets.

Raw Materials

Ceapro is involved in the development of proprietary extraction technology and the application of this technology to the production of extracts and "active ingredients" from oats and other renewable plant resources. Ceapro adds further value to its extracts by supporting their use in cosmeceutical, nutraceutical and therapeutics products for humans and animals. Ceapro has historically been able to source the direct raw materials required for the specific formulation of its products, including grain and grain-derived materials, at varying prices which allowed it to produce finished goods. The raw materials that Ceapro purchases in the ordinary course may be subject to variation due to the season's output in grain quality.

Intangible Properties

During the year ended December 31, 2014, and as amended on February 2, 2015, Ceapro entered into a licence agreement with the University of Alberta (the "**PGX Agreement**") for the rights to an enabling PGX that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients for all industrial applications. PGX is a patented platform technology that simultaneously purifies, micronizes, dries, and combines aqueous solutions of biopolymers into fine structured open porous materials with unique morphologies using carbon dioxide (CO2) and ethanol at mild temperatures. The technology can overcome some of the challenges associated with the drying of high molecular weight biopolymers using conventional technologies. The moderate PGX processing conditions minimizes any potential degradation. The PGX drying process can also reduce the required carbon footprint, increase product shelf-life and lead to novel high value products including functional foods, nutraceuticals, cosmeceuticals and pharmaceuticals. The resulting matrix also has increased surface area that can be loaded with actives using an impregnation technology that was perfected by Ceapro and this becomes a unique enabling technology that can be used to produce innovative delivery systems. The PGX Agreement expires after a term of 20 years or after the expiration of the last patent obtained, whichever event shall occur first.

During the year ended December 31, 2012, Ceapro entered into a licence agreement with the Canadian Government for a new technology to increase the concentration of avenanthramides in oats (the "**Avenanthramides Agreement**"). This unique technology represents a way to manage the risks related the availability and quality of raw material used in production and provides for the ability to produce higher concentrations of avenanthramides which should enable the production of larger quantities of product allowing Ceapro to grow its cosmeceutical sector while also allowing for the development of pharmaceutical-grade powder formulations as part of Ceapro's transition to nutraceuticals and pharmaceuticals. The Avenanthramides Agreement remains in force until the last patent has expired which will be in March of 2030, or until the patents have been abandoned.

Cycles

Demand for Ceapro's products varies from year to year and there is no seasonality or cyclical trend that can be specifically derived from the last decade.

Economic Dependence

Ceapro derives over 90% of its sales and related accounts receivable from one distribution partner, Symrise AG, a global supplier of fragrances, flavors, food nutrition, and cosmetic ingredients, and Ceapro is continually seeking to expand its customer base. Ceapro's future success in its base business cosmeceuticals market is dependent upon the continued demand by this distributor and their underlying customers, and the expansion of Ceapro's customer base. Any decline in or loss of demand from this distributor or their underlying customers may have a negative impact on Ceapro's revenues and an adverse impact on its business, financial condition, and results of operations, as was the case in 2023. On August 25, 2023, Ceapro announced the signing of an amendment to its exclusive long-term supply and distribution agreement with Symrise AG. Pursuant to the amendment, Ceapro has extended the term of the agreement for two years to December 31, 2026.

Ceapro's business growth depends on its ability to access global markets through distribution partnerships. Ceapro's marketing strategy emphasizes providing technical support to its distributors and their customers to maximize the value of its technology and product utilization. Ceapro's vision and business strategy are supported by Ceapro's commitment to the following core values:

- adding value to all aspects of Ceapro's business;
- enhancing the health of humans and animals;
- discovering and commercializing new, therapeutic natural ingredients and bioprocessing technologies;
- producing the highest quality work possible in products, science and business; and
- developing personnel through guidance, opportunities and encouragement.

To support these objectives, Ceapro relies on strong intellectual and human capital resources and is developing a strong base of partnerships and strategic alliances to exploit Ceapro's technology. The current economic environment provides challenges in obtaining financial resources to fully exploit opportunities. To fund its operations, Ceapro relies upon revenues primarily generated from the sale of active ingredients, the proceeds of public and private offerings of equity securities and debentures, government grants and loans, and other investment offerings.

Environmental Protection

The operations of Ceapro are subject to a variety of federal, provincial and local laws, regulations and guidelines, including various environmental and health and safety regulations, regulating the conduct of its operations, the requirements for its products, the protection of the environment, the operation of its equipment and the handling and disposal of substances used in its operations. Ceapro believes that it is currently in compliance with such laws and regulations. Such laws or regulations are subject to change. Accordingly, it is impossible for Ceapro to predict the cost or impact of such laws and regulations on Ceapro's future operations.

Violations of safety, health, and environmental regulations could limit operations and expose Ceapro to liability, cost and reputational impact. In addition to maintaining compliance with national and provincial standards, Ceapro maintains internal safety and health programs.

Employees

As of December 31, 2023, Ceapro had 24 employees and/or contractors who provide the technical expertise relating to its operations. Additionally, as of December 31, 2023, Ceapro had 8 employees and/or contractors responsible for accounting, administration and corporate development activities who are predominantly located at Ceapro's head office.

History

The key highlights of Ceapro's financial year ended on December 31, 2021 include the development of avenanthramide pills for a Phase 1 study, the advancing the development of innovative delivery systems with new chemical complexes and the processing of yeast beta glucan from various sources for the development of an immune booster and as a potential inhalable therapeutic for lung fibrosis including COVID-19. Refer to Ceapro's ongoing disclosure documentation available electronically at www.sedarplus.ca under Ceapro's profile for additional information on Ceapro's business development over the most recent years, including the Ceapro Annual Report.

Recent Developments

Over the last three fully completed years, Ceapro's financial results have reflected an average year over year sales growth of 13.7% from $15.1 million in 2020 to $17.2 million in 2021 and $18.8 million in 2022, with respective net profit of $1.9 million, $3.4 million and $4.4 million. As a sales breakdown, Avenanthramides represents 60-65%, oat beta glucan 15-20% and oat oil 10-15%. 90% of these sales are made through Symrise AG, a global supplier of fragrances, flavors, food nutrition, and cosmetic ingredients, with whom Ceapro has renewed on March 10, 2022 a supply and distribution agreement with this long-time partner (the "**Symrise Agreement**"). The Symrise Agreement includes 11 exclusive customers, with Johnson and Johnson ("**J&J**") representing approximately 50% of Ceapro's business. On September 28, 2022, J&J announced Kenvue as the name for a new company to be formed from the planned spin-off of their consumer division. Kenvue started to be publicly traded on May 4, 2023 and became fully independent on August 23, 2023. Ceapro's results were impacted by this planned spin-off, with the first nine months ending on September 30, 2023 showing a sales decline of nearly 50% from $15.5 million in 2022 to $8.0 million for the same period in 2023. Given statements made on July 20, 2023 in a press release announcing the first financial results of Kenvue, it appears that Kenvue has put emphasis on improving supply chain productivity and benefitted from some stock piling from the previous year. On August 25, 2023, Ceapro announced the signing of an amendment to the Symrise Agreement. Pursuant to the amendment, Ceapro has extended the term of the agreement for two years to December 31, 2026. The extended agreement also includes the potential to launch a new formulation of oat beta glucan mostly targeting the Chinese market.

Ceapro fully completed a transition to its new state of the art manufacturing site at the end of 2020. Since then, Ceapro has produced and shipped an average of 300 metric tons of active ingredients per year. Given new technologies being developed at large scale, Ceapro believes that it is well-positioned to significantly increase its production capacity and offer additional products like yeast beta glucan and alginate for the nutraceutical sector.

Name, Address and Incorporation

Ceapro Inc. is the corporation resulting from the amalgamation of Ceapro Inc. and Ceapro Veterinary Products Inc. pursuant to a vertical short-form amalgamation under the CBCA effective April 1, 2016. Ceapro's head office address is located at 7824 – 51 Avenue NW Edmonton, Alberta, Canada T6E 6W2 and its registered office address is located at Suite 2900, Manulife Place, 10180 – 101 Street NW, Edmonton, Alberta, Canada T5J 3V5.

Ceapro is currently a reporting issuer in the provinces of Alberta and British Columbia and the Ceapro Shares are currently listed and posted for trading on the TSXV under the symbol "CZO" and quoted on the OTCQX under the symbol "CRPOF".

Intercorporate Relationships

Ceapro has two direct wholly-owned subsidiaries: Juvente DC Inc., incorporated under the CBCA, and Ceapro (P.E.I) Inc., incorporated under the *Business Corporation Act* (Prince Edward Island).

Selected Consolidated Financial Information

The following table sets forth selected financial information for the periods indicated and as at the dates indicated therein. The selected financial information has been derived from and is qualified in its entirety by the Ceapro

Financial Statements and Ceapro MD&As attached to this Schedule as Appendix A and Appendix B, respectively, and should be read in conjunction therewith. The Ceapro Financial Statements were prepared in accordance with IFRS.

	Nine months ended September 30, 2023	Financial Year ended December 31, 2022	Financial Year Ended December 31, 2021 (restated)
Total Assets	$33,944,212	$37,734,471	$31,051,027
Total Liabilities	$3,980,842	$5,445,382	$3,330,974
Total Equity	$29,963,370	$32,289,089	$27,720,053
Revenue	$7,982,542	$18,839,607	$17,195,329
Net (loss) income and Comprehensive (loss) income for the period	$(2,579,943)	$4,398,098	$3,365,455

Description of Capital Structure

Share Capitalization

Ceapro's authorized share capital structure consists of an unlimited number of Ceapro Shares. As of the date hereof, there were 78,293,177 Ceapro Shares and 2,878,666 Ceapro Options issued and outstanding.

Common Shares

The holders of the Ceapro Shares are entitled to one vote for each Ceapro Share held by them at all meetings of shareholders. In addition, the holders are entitled to receive dividends if, as and when declared by the Ceapro Board on the Ceapro Shares. Finally, the holders of the Ceapro Shares are entitled to receive Ceapro's remaining property upon any liquidation, dissolution or winding-up of Ceapro's affairs, whether voluntary or involuntary. Ceapro Shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

Prior Sales

During the preceding twelve months, the only sales by Ceapro of Ceapro Shares or securities convertible into or carrying rights to acquire Ceapro Shares were as follows:

Date	Type of Security	Number of Securities	Issue/Exercise Price	Aggregate Issue Price
May 1, 2023	Ceapro Options[(1)]	150,000	$0.58	$0.58
July 10, 2023	Ceapro Options[(1)]	30,000	$0.435	$0.435
Total:	-	**180,000**	-	-

Note:

(1) Ceapro Options to purchase Ceapro Shares granted as compensation to directors, officers, employees and consultants, each exercisable until five years following the date of grant and vesting 1/3 immediately on the date of grant, 1/3 one year following the date of grant and 1/3 two years following the date of grant.

Trading Price and Volume of the Ceapro Shares

The outstanding Ceapro Shares are listed on the TSXV under the symbol "CZO" and quoted on the OTCQX under the symbol "CRPOF". On February 9, 2024, the closing trading price of the Ceapro Shares on the TSXV was $0.175 and on the OTCQX was US$0.132.

The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Ceapro Shares as reported on the TSXV:

TSXV

	Price Range ($)		
	High	**Low**	**Volume**
February 2023	0.730	0.680	304,572
March 2023	0.720	0.630	392,335
April 2023	0.650	0.560	550,323
May 2023	0.640	0.420	1,278,461
June 2023	0.530	0.430	388,703
July 2023	0.450	0.415	478,797
August 2023	0.540	0.385	977,110
September 2023	0.410	0.345	832,107
October 2023	0.400	0.330	1,112,598
November 2023	0.350	0.240	1,033,387
December 2023	0.280	0.190	509,048
January 2024	0.190	0.150	314,149
February 1 to February 9, 2024	0.175	0.150	70,500

Dividends

Ceapro has neither declared nor paid any dividends on its securities for each of the three most recently completed financial years and its current financial year and does not anticipate paying any dividends in the foreseeable future. The declaration and payment of dividends will be subject to the discretion of the Ceapro Board and there can be no assurance that any dividends will be paid in the future. In determining whether to pay dividends (as well as the amount and timing thereof), the Ceapro Board will consider a number of factors, including Ceapro's results of operations and financial condition.

Directors and Officers

As of February 9, 2024, Ceapro's directors and executive officers collectively hold 1,990,468 Ceapro Shares (representing 2.54% of the total issued and outstanding Ceapro Shares) as a group.

The following table sets forth, in respect of each director and officer, all positions currently held with Ceapro, principal occupation or employment within the preceding five years, and the number of Ceapro Shares of Ceapro beneficially owned, directly or indirectly, or over which voting control is exercised by them as of February 9, 2024. The information contained herein is based upon information furnished by the respective nominee and by Ceapro.

Name and Municipality of Residence	Office with Ceapro	Present Occupation and Positions Held during last Five Years	Number of Ceapro Shares owned Beneficially or Subject to Direction or Control
Gilles Gagnon Sherbrooke, Quebec	Director (2007) Acting CEO (2008) President and CEO (2012)	President, Prodev Pharma Inc. since May 2007; prior thereto, CEO of Aeterna Zentaris	1,778,062[3]

Name and Municipality of Residence	Office with Ceapro	Present Occupation and Positions Held during last Five Years	Number of Ceapro Shares owned Beneficially or Subject to Direction or Control
Dr. William Li[2] Holliston, Massachusetts, USA	Director (2014)	Co-founder and Medical Director since 1994, and President since 2000, of Angiogenesis Foundation	101,579[4]
Dr. Ulrich Kosciessa[1] Pinneberg, Schleswig-Holstein, Germany	Director (2015)	CEO, Photonamic since September 2006. Since April 2018, COO of SBI ALApharma.	78,327[5]
Ronald W. Miller[1][2] Oakville, Ontario	Director (2022) Chair (2022)	Former President and CEO of Hoffmann-La Roche Limited (Roche Canada) (2000-2022) Chair of the Board of Directors of Ceapro	Nil[6]
Geneviève Foster[1][2] Laval, Quebec	Director (2022)	Business lawyer and Board Member	Nil[7]
Stacy Prefontaine Edmonton, Alberta	Chief Financial Officer	Chartered Professional Accountant	32,500[8]

Notes:

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance, Compliance and Nominating Committee.

(3) Mr. Gagnon holds 1,489,000 Ceapro Shares directly and 289,062 Ceapro Shares indirectly through Prodev Pharma Inc., a corporation controlled by Mr. Gagnon. In addition, Mr. Gagnon holds 760,000 Ceapro Options.

(4) In addition, Dr. Li holds 305,000 Ceapro Options.

(5) In addition, Dr. Kosciessa holds 230,000 Ceapro Options.

(6) In addition, Mr. Miller holds 210,000 Ceapro Options.

(7) In addition, Ms. Foster holds 210,000 Ceapro Options.

(8) In addition, Ms. Prefontaine holds 270,000 Ceapro Options.

Cease Trade Orders or Bankruptcies

To the knowledge of Ceapro, none of the directors or executive officers of Ceapro is, or within ten years before the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Ceapro) that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, in each case such an order being in effect for a period of more than 30 consecutive days while the director or executive officer was acting in the capacity as director, chief executive officer, or chief financial officer, or (ii) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, in each case such an order being in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

In addition, to the knowledge of Ceapro, no director or executive officer of Ceapro, or any of their respective personal holding companies, nor any shareholder holding a sufficient number of securities to affect materially the control of Ceapro: (i) is, or within ten years before the date hereof has been, a director or executive officer of any company (including Ceapro) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

Other than as described elsewhere in this Circular, to the knowledge of Ceapro, no director or officer of Ceapro has any existing or potential material conflicts of interest with Ceapro or any of its subsidiaries.

See "Schedule H – *Information Concerning Ceapro - Pension, Termination and Change of Control Benefits*" and "Section 6.7 – *Lock Up Agreements*" of the Circular.

Audit Committee

The audit committee of the Ceapro Board (the "**Audit Committee**") is principally responsible for:

- recommending to the Ceapro Board the external auditor to be nominated for election by Ceapro's shareholders at each annual meeting and directly responsible for negotiating the compensation of such external auditor;
- direct oversight of the work of the external auditor;
- reviewing Ceapro's annual and interim financial statements, management discussion & analysis and press releases regarding earnings before they are reviewed and approved by the Ceapro Board and publicly disseminated by Ceapro; and
- reviewing Ceapro's financial reporting procedures to ensure adequate procedures are in place for Ceapro's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Audit Committee's Charter and Composition of Audit Committee. The Ceapro Board has adopted a charter for the Audit Committee which sets out the Audit Committee's mandate, organization, powers and responsibilities. The complete charter is attached as Appendix C to this Schedule. Ceapro's Audit Committee is currently composed of the following directors:

Name of Member	Independent (1)	Financially Literate (2)
Geneviève Foster	Yes	Yes
Ronald W. Miller	Yes	Yes
Dr. Ulrich Kosciessa	Yes	Yes

Notes:

(1) To be considered to be independent, a member of the Audit Committee must not have any direct or indirect 'material relationship' with Ceapro. A material relationship is a relationship which could, in the view of the Ceapro Board, reasonably interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Ceapro's financial statements.

Relevant Education and Experience

Geneviève Foster: Geneviève Foster is a corporate director and a business lawyer. Since 2008, as a solo business lawyer, she provides services and counsel to a select group of companies which operate in various industries including life sciences and pharma. Through her involvement with her client companies and their boards, Ms. Foster developed an expertise in leading publicly traded and privately held companies in the establishment of strategic plans, international development, sound governance practices and value-creating transactions.

She began her career with a national law firm after which she became general counsel of private and publicly traded companies. She served as the Vice President, Legal Affairs and Corporate Secretary at Warnex Inc., a TSX-listed company which developed and licensed innovative technologies and operated medical and pharmaceutical laboratories. Additional career appointments include Director, Legal Affairs and Corporate Secretary of Boomerang Tracking Inc., a TSX-listed company which used cellular technology to track stolen vehicles, and Spectra Telecom ST Inc., an affiliate of SNC-Lavalin and Telesystem in the engineering and construction of wireless telecom towers on the international scene.

Ronald W. Miller: Ronald W. Miller was President and CEO of Hoffmann-La Roche Limited (Roche Canada) for 22 years (until 2022). In this role, he was responsible for the growth and success of the Canadian Pharmaceuticals Division, particularly as it relates to Roche's mandate of developing and delivering innovative healthcare solutions for Canadians.

Ronald has more than 43 years of extensive and varied experience in the pharmaceutical industry.

Born in Scotland, Ronald completed his Bachelor of Science in Economics and Geography at the University of Glasgow, then moved to Leeds, England to accept a job as a pharmaceutical sales representative.

Ronald advanced through a series of successive sales and management positions across the industry to become the National Sales Manager for Roche in the United Kingdom in 1988 and continued to move globally as a Product Manager in Switzerland and Deputy Divisional Director of the Pharmaceutical Division in Japan. He moved back to Switzerland to head up a global product launch before returning to the UK as Pharmaceuticals Director. Ronald was appointed President and CEO of Roche Pharmaceuticals in Canada in May 2000 and became a Canadian citizen in 2008.

Ronald was re-elected as Chairman of the Board of Directors of Innovative Medicines Canada (IMC), the national association representing Canada's research-based pharmaceutical companies, from 2019 to 2022.

He served as Chairman of the IMC Board in 2007 and has since fulfilled two subsequent terms as Past Chair. Prior to this, Ronald was the Chair of the IMC Prairies Core Team and sat as Co-Chair of the Health Research Foundation. He also served on several committees including the IMC Public Affairs, Stakeholder Relations, the British Columbia Sub-Committee, and was Chair of the Federal Affairs/FPT Relations Standing Committee.

Ulrich Kosciessa: Dr. Kosciessa currently serves as the Chief Executive Officer of Germany-based Photonamic GmbH & Co. KG and as Representative Director of Tokyo-based SBI Pharmaceuticals Co. LTD. As well as the Chief Operating Officer of Hong Kong based SBI ALApharma Co. LTD. He has worked for more than 20 years for Medac GmbH, a global pharmaceutical company with operations in 70 countries where he served as a member of the Executive Management Board, as Managing Director of Medac International and as Chairman of the Board of Medac Pharma Inc., a U.S.-based subsidiary of Medac GmbH focused on specialty pharmaceuticals for autoimmune diseases and cancer. Throughout his career at Medac, Dr. Kosciessa has formed several subsidiaries and affiliates as well as established a network of global partners, growing Ceapro's international business more than 50% since 2005.

In addition, since 2006 Dr. Kosciessa has also served as Chief Executive Officer of Photonamic, a former subsidiary of Medac GmbH, now belonging to the SBI group of Japan, focused on research and development of photodynamic therapy and diagnostics. He has successfully developed two Photonamic products currently marketed in Europe, North America, South America, the Asian Pacific region and Australia. From 2006 to 2008, Dr. Kosciessa served as Chief Executive Officer at Immune Laboratory of Hannover, a research-based organization focused on autologous dendritic cell-based tumor vaccines.

Prior to joining Medac GmbH, Dr. Kosciessa was a postdoctoral researcher at the neuroscience/neurodegenerative diseases division of Schering AG, a multinational pharmaceutical company. He received a B.Sc. in Biology and a Ph.D. in Molecular Biology from Georg-August University of Göttingen, Germany.

Audit Committee Oversight

Since the commencement of Ceapro's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Ceapro Board.

Reliance on Certain Exemptions

As of February 9, 2024, Ceapro has not relied on the exemptions in the following sections of NI 52-110: 2.4 *(De Minimis Non-audit Services)*, subsection 6.1.1(4) (*Circumstances Affecting the Business or Operations of the Venture*

Issuer), subsection 6.1.1(5) (*Events Outside Control of Member*) or subsection 6.1.1(6) (*Death, Incapacity or Resignation*); or an exemption from NI 52-110, in whole or in part, granted under Part 8 (*Exemptions*) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to Ceapro by its external auditor during the financial years ended December 31, 2022 and December 31, 2021.

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2022	$108,500	$6,600	$20,127	Nil
December 31, 2021	$70,500	$6,000	$31,936	Nil

Notes:
(1) The aggregate fees billed for audit services.
(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Ceapro's financial statements and are not disclosed in the "Audit Fees" column.
(3) The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4) The aggregate fees billed for professional services other than those listed in the other three columns. The calculation is in accordance with guidelines set out by the Canadian Public Accountability Board.

Corporate Governance

Board of Directors

Each director, except Mr. Gagnon, is independent of management of Ceapro. Mr. Gagnon is not considered independent of management on the basis that he is Ceapro's Chief Executive Officer.

The Ceapro Board facilitates its exercise of independent supervision over management by virtue of:

(a) being composed of a majority of independent directors; and

(b) having all committees formed by a majority of independent directors.

Directorships

No director of Ceapro is currently a director of any other reporting issuer other than Mr. Gilles Gagnon who is a director of Aeterna Zentaris and Dr. William Li who is a director of Leap Therapeutics (NASDAQ: LPTX).

Orientation and Continuing Education

New directors appointed to the Ceapro Board will be given an orientation program that is provided by the Chief Executive Officer of Ceapro. The program includes providing the new director with orientation materials including a copy of Ceapro's Corporate Governance Manual, providing one-on-one meetings with management, providing information relating to Ceapro and its proprietary extraction technology, products, and ongoing research and development projects, and, where appropriate, providing direct visits to Ceapro's facilities.

Ceapro promotes continuing education of its existing directors by encouraging directors to attend relevant seminars and symposiums.

Ethical Business Conduct

The Ceapro Board has a Code of Conduct and a Whistle Blower Policy to encourage and promote a culture of ethical business conduct.

Nomination of Directors

One of the core responsibilities of Ceapro's Corporate Governance, Compliance and Nominating Committee (**"CGCNC"**) is the making of recommendations concerning candidates for election or re-election to the Ceapro Board. The CGCNC works with the full Ceapro Board to establish criteria for Ceapro Board membership, reviews candidates' qualifications and any potential conflicts of interest. The CGCNC employs prescribed criteria in its selection of new candidates, which criteria include:

- independence and judgment - the Ceapro Board should have a substantial degree of independence from management. Ceapro Board independence depends not only on directors' individual relationships (personal, employment or a business) but also on the Ceapro Board's overall attitude towards management; and

- relevant experience in business and industry - the directors of Ceapro should be possessed of relevant experience in business and industry, government, education and other areas which are beneficial to Ceapro. Directors with such backgrounds can provide a useful perspective on significant risks and competitive advantages. See also the section below under the heading "Diversity Disclosure".

Compensation

Ceapro's CGCNC is also responsible for determining the compensation of Ceapro's directors and CEO or President, as the case may be. The CGCNC uses market data for comparable businesses in order to set compensation levels.

Other Board Committees

The standing committees of the Ceapro Board consist of the Audit Committee and the CGCNC.

Prior to June 1, 2022, Ceapro's standing committees, in addition to the Audit Committee, consisted of the CGCNC, the Human Relations and Compensation Committee and the Environmental, Health and Safety Committee. Effective June 1, 2022, these three committees, and all the associated responsibilities, were combined into one committee being the current CGCNC.

Assessments

The CGCNC conducts, on a regular basis, an evaluation of individual directors, the Ceapro Board as a whole and Ceapro's various committees in an effort to assess effective performance. These assessments include board self-evaluation surveys, peer review surveys and the preparation of performance reviews of individual directors.

Executive Compensation Statement

Compensation Discussion and Analysis

Compensation of Ceapro's Named Executive Officers is comprised of three elements: a base salary, a short-term incentive or annual bonus, and a long-term incentive through stock option or restricted share unit allocations. Ceapro attempts to structure its executive compensation to attract and retain competent individuals, be competitive with leading biotechnology companies of comparable size and complexity and recognize individual and overall Ceapro performance. Ceapro uses all three elements to attract and retain their executives and to align the personal interests of Named Executive Officers with the interest of the Shareholders. While the Ceapro Board and committees do not formally consider the implications of the risks associated with Ceapro's compensation policies and practices, individual Ceapro Board members may consider such risks and other factors when establishing Ceapro's compensation policies and practices.

The base salary provides compensation for discharging job duties and recognizes the skill sets and capabilities of each Named Executive Officer. Ceapro's goal is to pay competitive base salaries for all positions whenever possible. Ceapro recognizes that sometimes it may be limited by financial resources as a result of operating in the biotechnology sector and other financial compensation may need to be considered. Compensation of the executive officers is generally determined through negotiations between the Named Executive Officers, other than the CEO or President, as the case may be, and the CEO or President, as the case may be, with all compensation arrangements then approved and ratified by the Ceapro Board or by the CGCNC, which currently consists of Ronald W. Miller, Geneviève Foster and William Li (who is the chairperson of the CGCNC). Each member of the CGCNC is independent. The CEO or President, as the case may be, has traditionally negotiated directly with the CGCNC on an annual basis with respect to the annual salary of the CEO or President, as the case may be. Each Named Executive Officer's salary is reviewed on an annual basis by the CGCNC, and if deemed appropriate, any changes in salary for the upcoming year are negotiated as set out above then approved and ratified by the CGCNC, if necessary.

The members of the CGCNC use generally acquired business skills and recognize the need to engage external expertise to review company compensation policies and practices as required.

Bonuses encourage and reward individual accomplishments and contributions over the financial year toward achievement of corporate goals and objectives. While Ceapro is currently reviewing various structures to determine bonuses on both an objective and subjective basis, all bonuses are currently determined on a subjective basis. Ceapro Options or restricted share units are used as incentive to align the long-term goals of executive officers with Ceapro and Shareholders. All annual bonus incentives and Ceapro Options or restricted share unit allocations, the grant of which are entirely discretionary, are approved by the CGCNC and are based on subjective criteria.

Annual bonuses are meant to reward both individual accomplishments and contributions to corporate performance. In the fiscal year ended December 31, 2022, the Chief Financial Officer earned a discretionary bonus in the amount of $35,740.

The allocation of Ceapro Options or restricted share units is regarded as an important element to attract and retain Named Executive Officers for the long term, and it aligns their interests with Shareholders.

Ceapro does not, at this time, anticipate making any significant changes to its compensation policies and practices.

Compensation of Executive Officers

During the fiscal year ended December 31, 2022, Ceapro had two "Named Executive Officers" as defined by Form 51-102F6 of National Instrument 51-102, namely Mr. Gilles Gagnon, Ceapro's President and Chief Executive Officer, and Ms. Stacy Prefontaine, Ceapro's Chief Financial Officer.

The following table details compensation information for the Named Executive Officers for the periods indicated. No other executive officer of Ceapro earned more than $150,000 in the financial year ended December 31, 2022.

					Non-equity incentive plan compensation ($)				
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension Value ($)	All other compensation ($)	Total compensation ($)
Gilles Gagnon, President and Chief Executive Officer	2022	480,000(1)	Nil	Nil	Nil	Nil	Nil	80,000(2)	560,000
	2021	480,000(1)	Nil	Nil	Nil	Nil	Nil	80,000(2)	560,000
	2020	480,000(1)	14,400(3)	12,861 (5)(7)	Nil	Nil	Nil	Nil	507,261
Stacy Prefontaine, Chief Financial Officer	2022	197,248	Nil	Nil	35,750(8)	Nil	Nil	Nil	232,988
	2021	192,190	Nil	Nil	31,000(9)	Nil	Nil	Nil	223,190
	2020	181,250	2,700(4)	7,502 (6)(7)	14,000(10)	Nil	Nil	Nil	205,452

Notes:
(1) Prodev Pharma Inc., a company wholly owned by Mr. Gagnon, was paid consulting fees for his services as Chief Executive Officer.
(2) Mr. Gagnon, through Prodev Pharma Inc., earned a bonus of $80,000 for additional services provided.
(3) Mr. Gagnon was granted 40,000 restricted share units on January 3, 2020, in his capacity as Chief Executive Officer, through Prodev Pharma Inc. The amount represents the grant date fair value of the restricted share units' based on the assumption of 100% vesting. The fair value is determined by multiplying the closing price of the Ceapro Shares on the date of grant, as reported by the TSXV, by the number of restricted share units granted. These restricted share units were converted into Ceapro Shares of Ceapro on February 7, 2020.
(4) Ms. Prefontaine was granted 7,500 restricted share units on January 3, 2020. The amount represents the grant date fair value of the restricted share units based on the assumption of 100% vesting. The fair value is determined by multiplying the closing price of the Ceapro Shares on the date of grant, as reported by the TSXV, by the number of restricted share units granted. These restricted share units were converted into Ceapro Shares of Ceapro on February 7, 2020.
(5) Mr. Gagnon was granted 60,000 options on January 3, 2020, in his capacity as Chief Executive Officer.
(6) Ms. Prefontaine was granted 35,000 options on January 3, 2020.
(7) The fair value of the Ceapro Option-based awards has been calculated on the date of grant using the Black-Scholes Model using the following assumptions: (i) Risk free interest rate: 1.62%; (ii) Expected hold period to exercise: 5 years; (iii) Annualized Volatility: 72%; and (iv) Dividend Yield: 0%.
(8) Ms. Prefontaine earned an additional $35,740 for her services as Chief Financial Officer.
(9) Ms. Prefontaine earned an additional $31,000 for her services as Chief Financial Officer.
(10) Ms. Prefontaine earned an additional $14,000 for her services as Chief Financial Officer.

Incentive Plans

Ceapro's incentive plans are comprised of the Ceapro Stock Option Plan, which was implemented effective June 1, 2022, and a restricted share unit plan (the "**Restricted Share Unit Plan**"), which was implemented on June 1, 2017.

The aggregate number of Ceapro Shares to be issued upon the exercise of all Ceapro Options granted under the Ceapro Stock Option Plan, including Ceapro Options issued prior to adoption of such plan, shall not exceed 10% of the issued Ceapro Shares at the time of grant less any Ceapro Shares reserved for issuance under all other securities-based compensation arrangements of Ceapro (including those reserved for issuance under the Restricted Share Unit Plan).

The number of Ceapro Shares which may be reserved for issuance under the Restricted Share Unit Plan, which is a fixed number plan, is 1,000,000 and when combined with Ceapro Shares which may be reserved for issuance under all other security based compensation arrangements of Ceapro (including those reserved for issuance under the Ceapro Stock Option Plan) shall not exceed 10% of the total number of Ceapro Shares issued and outstanding from time to time.

As at February 9, 2024, the total number of securities issuable upon exercise of outstanding Ceapro Options was 2,878,666, representing approximately 3.68% of Ceapro's issued and outstanding capital, and the total number of securities issuable upon vesting of restricted share units was nil. The total number of securities remaining available for future issuance under the Ceapro Stock Option Plan and Restricted Share Unit Plan, in the aggregate, is 4,950,651, representing approximately 6.32% of Ceapro's issued and outstanding Ceapro Shares.

The decision to grant Ceapro Options or restricted share units is made using the principles and methodology set out above under the heading "Compensation Discussion and Analysis".

The following is an overview of certain terms of the Ceapro Stock Option Plan (capitalized terms have the meaning ascribed in the Ceapro Stock Plan, attached as Appendix "B" to the Ceapro management information circular dated April 19, 2023):

Term of the Ceapro Stock Option Plan	**Description**
Eligibility	Bona fide Directors, Officers, Employees, Management Company Employees and Consultants are eligible to participate. Except in limited circumstances (grants to consulting companies), participants must be individuals or a company that is wholly owned by an individual eligible to receipt Ceapro Options.

Term of the Ceapro Stock Option Plan	Description
Term and vesting schedule	The term is determined by the Ceapro Board but in no event is longer than ten years. However, exercise periods will be extended by ten business days (except in limited circumstances) if Ceapro is in a blackout period as at the expiration date. The vesting period is determined by the Ceapro Board at their discretion.
Limit on size	The maximum number of Ceapro Shares currently issuable under the Ceapro Stock Option Plan is 10% of the issued and outstanding Ceapro Shares less any Ceapro Shares reserved for issuance under other securities based compensation arrangements of Ceapro.
Limit on size to any Participant	Unless Ceapro has obtained disinterested shareholder approval, the Ceapro Shares that may be issuable under the Ceapro Stock Option Plan to any Participant (excluding Consultants and Investor Relations Services Providers) is entitled to receive under the Ceapro Stock Option Plan may not exceed 5% of the issued and outstanding Ceapro Shares within any 12-month period.
Limit on size to Insiders	Unless Ceapro has obtained disinterested shareholder approval, the maximum aggregate number of Ceapro Shares that are issuable pursuant to all Security Based Compensation (including the Ceapro Stock Option Plan) granted or issued to Insiders (as a group) must not exceed 10% of the Ceapro Shares at any point in time. Unless Ceapro has obtained disinterested shareholder approval, the maximum aggregate number of Ceapro Shares that are issuable pursuant to all Security Based Compensation (including the Ceapro Stock Option Plan) granted or issued in any 12-month period to Insiders (as a group) must not exceed 10% of the Ceapro Shares, calculated as at the date any Security Based Compensation is granted or issued to any Insider.
Limit on size for a Consultant	The Ceapro Shares that may be issuable under the Ceapro Stock Option Plan to any one Consultant within a one-year period may not exceed 2% of the issued and outstanding Ceapro Shares period.
Limit of size for all Investor Relations Services Providers	The Ceapro Shares that may be issuable under the Ceapro Stock Option Plan to all Investor Relations Services Providers within a one-year period may not exceed 2% of the issued and outstanding Ceapro Shares period.
Determination of Exercise Price	The exercise price is determined by the Ceapro Board, or a committee appointed by the Ceapro Board, in accordance with the Policies of the TSXV and Securities Law. Ceapro shall obtain disinterested shareholder approval to reduce the exercise price for a grant to an Insider.
Termination of employment without cause	If a Participant who is an Employee is terminated without cause from such position after being continuously employed for at least three years from the date of termination, all Ceapro Options immediately vest. The Vested Ceapro Options may be exercised until the expiration of the Ceapro Option or the date that is 30 days following the termination date, whichever occurs first.
Termination of employment by reason of death or disability	If a Participant is an Employee and that Participant's employment terminates as a result of death or Disability, and that Participant had been continuously employed for a minimum of three years at the time of death or Disability, all Ceapro Options held at the time of death or Disability shall become fully vested. In the case of death, the Vested Ceapro Options may be exercised by those entitled under the Participant's will or the laws of descent and distribution until the expiration of the Option or the date that is one year following the death of the Participant, whichever occurs first. In the event the Participant that is an Employee becomes disabled, any Vested Ceapro Options may be exercised until the expiration of the Ceapro Option or the date that is 30 days following the termination date, whichever occurs first.
Termination of Employment with cause or Resignation	If a Participant is terminated with cause or resigns, there is no acceleration of vesting. In the event the Participant that is an Employee is terminated with cause, any Vested Ceapro Options may be exercised until the expiration of the Option or the date that is five days following the termination date, whichever occurs first. In the event the Participant that is an Employee

Term of the Ceapro Stock Option Plan	Description
	resigns, any Vested Ceapro Options may be exercised until the expiration of the Ceapro Option or the date that is 30 days following the termination date, whichever occurs first.
Assignability and transferability	No benefits, rights or options accruing to a Participant are assignable or transferable during the lifetime of a Participant.

The following is an overview of certain terms of the Restricted Share Unit Plan (capitalized terms have the meaning ascribed in the Restricted Share Unit Plan, attached as Appendix "C" to Ceapro's management information circular dated April 5, 2017).

Term of the Restricted Share Unit Plan	Description
Eligibility	Existing or proposed Directors, Employees and Consultants of Ceapro and its subsidiaries or any Insider of Ceapro and its subsidiaries are eligible to participate.
Vesting	An award under the Restricted Share Unit Plan shall vest in accordance with the vesting provisions determined by the Committee at the date of grant.
Limit on size	The maximum number of Ceapro Shares which may be reserved for issuance shall not exceed 1,000,000 and when combined with the maximum number of Ceapro Shares which may be reserved for issuance under all other security-based compensation arrangements of Ceapro, shall not exceed 10% of the total number of Ceapro Shares issued and outstanding from time to time. The number of Ceapro Shares issuable in any 12-month period under the plan to any one Eligible Participant shall not exceed 1% of the total number of Ceapro Shares outstanding from time to time; and to all Insiders shall not exceed 2% of the total number of Ceapro Shares outstanding from time to time.
Limit on size for Eligible Participants engaged in Investor Relations Activities	Eligible Participant whose primary function is conducting Investor Relations Activities shall not exceed in the aggregate 2% of the total number of Ceapro Shares issued and outstanding from time to time.
Termination of RSUs	Upon a grantee ceasing to be a Eligible Participant by reason of the retirement of the grantee or due to Disability or death of the grantee, all outstanding restricted share units previously granted to such grantee shall continue in full force and effect, and vesting and payment in respect of such restricted share units shall continue to be made in accordance with the terms thereof, subject to the provisions of the Restricted Share Unit Plan, as if such grantee continued to be an Eligible Participant, provided however that the grantee shall only be entitled to receive on each vesting date, the number of Ceapro Shares equal to the number of restricted share units granted multiplied by a fraction (A) the numerator of which is the number of days the grantee was an Eligible Participant of Ceapro during the applicable vesting period and (B) the denominator of which is the total number of days comprising the applicable vesting period. Upon the grantee ceasing to be a Eligible Participant due to termination not for cause, effective as of the date of the termination without cause, all unvested restricted share units held by such grantee shall be terminated and all rights to receive any payment thereunder shall be forfeited by the grantee and the grantee shall not be entitled to receive any compensation in lieu thereof, provided that the Committee may determine in its sole discretion, prior to the date such restricted share units would otherwise terminate, to extend the date upon which such securities terminate. Upon the grantee ceasing to be a Eligible Participant due to voluntary resignation by the grantee, all restricted share units previously credited to such grantee which did not vest on or prior to the last day of any notice period applicable in respect of such grantee's voluntary termination date, shall be terminated and forfeited as of the grantee's termination date (or such longer period as determined by the Committee in its sole discretion).

Term of the Restricted Share Unit Plan	Description
	In the event of the grantee ceasing to be a Eligible Participant due to involuntary termination for cause, effective as of the date notice is given to the grantee of such termination, all unvested restricted share units held by such grantee shall be terminated and forfeited.
Assignability	Except as specifically provided in the Restricted Share Unit Plan, restricted share units may not be transferred or assigned.

Equity Compensation Plan Information

The following table sets forth summary information as at December 31, 2022 with respect to Ceapro's equity compensation plans.

		Number of Securities to be Issued Upon Exercise of Outstanding Options and Vesting of RSUs (a)			Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)	
Plan Category		**Number**	**% of Common Shares Outstanding**	**Weighted-Average Exercise Price of Outstanding options and rights (b)**	**Number[1]**	**% of Common Shares Outstanding**
Equity compensation plans approved by security holders	Stock Options	2,742,999	3.51	0.67	5,080,319	6.49
	RSUs	Nil	N/A	N/A	370,000	0.47
Equity compensation plans not approved by security holders		Nil	N/A	Nil	Nil	Nil
Total:		**2,742,999**	**3.51**	**0.67**	**5,080,319**	**6.49**

Note:

(1) The aggregate number of securities available for future issue under equity compensation plans (to be shared by the stock option plan and RSU plan) is 5,080,319 at December 31, 2022 and within this total a maximum 370,000 Ceapro RSU's are available to grant.

Outstanding share-based awards and option-based awards

The following table sets forth all awards to Named Executive Officers outstanding as at December 31, 2022.

	Option-based Awards				Share-based Awards		
Name	**Number of securities underlying unexercised options[1] (#)**	**Option exercise price ($)**	**Option expiration date**	**Value of unexercised in-the-money options[2] ($)**	**Number of shares or units of shares that have not vested (#)**	**Market or payout value of share-based awards that have not vested ($)**	**Market or payout value of vested share-based awards not paid out or distributed ($)**

Gilles Gagnon, President and Chief Executive Officer	60,000 60,000 400,000 150,000	0.36 0.385 1.75 0.64	Jan 3, 2025 Jan 4, 2024 Jan 3, 2027 Jan 2, 2025	13,800 12,300 Nil Nil	N/A	N/A	N/A
Stacy Prefontaine, Chief Financial Officer	35,000 30,000 60,000 100,000	0.36 0.385 0.50 0.50	Jan 3, 2025 Jan 4, 2024 Jan 2, 2028 Feb 2, 2025	8,050 6,150 5,400 9,000	N/A	N/A	N/A

Incentive Plan Awards - Value vested or earned during the year

The following table sets forth the value of the awards that vested for each Named Executive Officer during the financial year ended December 31, 2022.

Name	Option-based awards - Value vested during the year[(1)] ($)	Share-based awards - Value vested during the year[(2)] ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Gilles Gagnon, President and Chief Executive Officer	5,000	Nil	Nil
Stacy Prefontaine, Chief Financial Officer	2,917	Nil	Nil

Notes:

(1) Represents the value the Named Executive Officer would have realized for Ceapro Options that were exercisable during 2022 if the Ceapro Options had been exercised on the vesting date, notwithstanding that such options may not have actually been exercised by the Named Executive Officer on the vesting date. Where the vesting date occurs on a date on which the TSXV is not open for trading, the closing price on the next trading day is used in calculating the value. Where an amount is noted as Nil, the exercise price on the vesting date was in excess of the market price.

(2) Represents the value the Named Executive Officer realizes for restricted share units that vest during 2022. Where the vesting date occurs on a date on which the TSXV is not open for trading, the closing price on the next trading day is used in calculating the value.

Pension, Termination and Change of Control Benefits

As at February 9, 2024, Ceapro has no pension plan or other arrangement whatsoever in place that provides for payments or benefits at, following or in connection with retirement.

Gilles Gagnon provides his services as President and Chief Executive Officer to Ceapro pursuant to a service agreement (the "**Service Agreement**") with Prodev Pharma Inc. (the "**Consultant**") dated January 1, 2017. Under the terms of the agreement, in the event of termination for any reason other than for cause, Ceapro shall pay the Consultant an amount equal to the aggregate of: (i) the monthly fees which would otherwise have been payable to the Consultant for a period of one year from the date of such termination or expiration; and (ii) the amount equal to all bonuses paid or accrued for the benefit of the Consultant during the 12 months immediately prior to the date of such termination or expiration. Further, Ceapro shall reimburse all expenses incurred by the Consultant prior to the date of termination.

In the event of termination following a change in control of Ceapro or a material change in the terms and conditions of the Service Agreement, Ceapro shall pay the Consultant an amount equal to the aggregate of: (i) the monthly fees which would otherwise have been payable to the Consultant for a period of two years from the date of such termination or expiration; and (ii) the amount equal to all bonuses paid or accrued for the benefit of the Consultant during the 24 months immediately prior to the date of such termination or expiration. Further, Ceapro shall reimburse all expenses incurred by the Consultant prior to the date of termination. In addition, any unvested Ceapro Options and/or unvested restricted share units that have been issued under the Ceapro Stock Option Plan will vest as of the date of termination and all Ceapro Options will become exercisable in accordance with the Ceapro Stock Option Plan and Restricted Share Unit Plan.

Gilles Gagnon and the Consultant have waived their right to terminate the Service Agreement and receive the payments described above in connection with the Arrangement.

Compensation of Directors

For periods prior to May 31, 2022, each non-management director of Ceapro received an annual fee of $25,000, payable quarterly in arrears, and was entitled to reimbursement for expenses actually incurred in the capacity as a director. The Chair of the Audit Committee also received an additional annual fee of $5,000, and the Chair of the Ceapro Board also received an annual fee of $10,000. Effective June 1, 2022, each non-management director of Ceapro receives an annual fee of $45,000, payable quarterly, and is entitled to reimbursement for expenses actually incurred in the capacity as a director. The Chair of the Ceapro Board receives an additional annual fee of $30,000, the Chair of the Audit Committee receives an additional annual fee of $20,000, and the Chair of the CGCNC receives an additional annual fee of $15,000. Further, each director that is a member of the Audit Committee or CGCNC will also receive an annual fee of $10,000 for their participation in such committees. Non-management directors are also eligible to receive an annual equity-based award equal to the value of $45,000 under Ceapro's equity compensation plans, to be granted each year following the annual general meeting.

The following table summarizes the compensation paid, payable, awarded or granted for the financial year ended December 31, 2022 to each of the independent directors.

Name	Fees earned ($)[1]	Option-based awards ($)	Share-based awards ($)	Total ($)
Donald J. Oborowsky Edmonton, Alberta	12,500[2]	Nil	Nil	12,500
John Zupancic, B.Sc. Edmonton, Alberta	15,000[3]	Nil	Nil	15,000
Glenn Rourke [10] Westmount, Quebec	46,667[4]	Nil	Nil	46,667
Dr. William Li Holliston, Massachusetts, USA	59,566[5]	Nil	Nil	59,566
Dr. Ulrich Kosciessa Pinneberg, Schleswig-Holstein, Germany	57,786[6]	Nil	Nil	57,786
Ronald W. Miller Oakville, Ontario	60,000[7]	36,060[9]	Nil	96,060
Geneviève Foster Laval, Quebec	47,917[8]	44,461[10]	Nil	92,378

Notes:

(1) The relevant disclosure required pertaining to Mr. Gagnon is disclosed in the table under the heading "Compensation of Executive Officers".
(2) Mr. Oborowsky did not stand for re-election as a director at the June 1, 2022 annual meeting.
(3) Mr. Zupancic did not stand for re-election as a director at the June 1, 2022 annual meeting. Up until that date he acted as Chair of the audit committee.
(4) Mr. Rourke acted as the Chair of the Ceapro Board up until June 1, 2022, and did not stand for re-election as a director at the June 6, 2023 annual meeting.
(5) Dr. Li's fees are earned and payable in USD dollars and are reflected in the table above in CDN dollars. Dr. Li is the Chair of the CGCNC.
(6) Dr. Kosciessa's fees are earned and payable in Euros and are reflected in the table above in CDN dollars.
(7) Mr. Miller was appointed as Chair of the Ceapro Board on June 1, 2022.
(8) Ms. Foster was appointed as Chair of the audit committee on June 1, 2022.
(9) The fair value of the Option-based award has been calculated on the date of grant using the Black-Scholes Model using the following assumptions: (i) Risk free interest rate: 1.61%; (ii) Expected hold period to exercise: 5 years; (iii) Annualized Volatility: 66%; and (iv) Dividend Yield: 0%.

(10) The fair value of the Option-based award has been calculated on the date of grant using the Black-Scholes Model using the following assumptions: (i) Risk free interest rate: 2.74%; (ii) Expected hold period to exercise: 5 years; (iii) Annualized Volatility: 66%; and (iv) Dividend Yield: 0%.

Incentive Plan Awards

Currently Ceapro's equity-based incentive plans are the Ceapro Stock Option Plan and a Restricted Share Unit Plan.

The decision to grant options under the Ceapro Stock Option Plan and restricted share units under the Restricted Share Unit Plan is made using the principles and methodology set out above under the heading "Compensation Discussion and Analysis". Ceapro Options and restricted share units have been granted to the current directors of Ceapro as part of the overall compensation plan. At December 31, 2022, the directors of Ceapro hold outstanding options to purchase a total of 1,540,000 Ceapro Shares.

The following table sets forth all awards outstanding at December 31, 2022 made to the non-management directors. Information on the option-based awards granted to Mr. Gilles Gagnon, who currently serves as a director, President and Chief Executive Officer of Ceapro can be found under the heading "*Executive Compensation – Outstanding option based awards*":

	Option-based Awards				Share-based Awards		
Name	Number of securities underlying unexercised options[1] (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options[2] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Glenn Rourke Westmount, Quebec	20,000 75,000	0.36 0.64	Jan 3, 2025 Jan 2, 2025	4,600 NIL	N/A	N/A	N/A
Dr. William Li Holliston, Massachusetts, USA	20,000 20,000 75,000 150,000	0.36 0.385 0.64 0.27	Jan 3, 2025 Jan 4, 2024 Jan 2, 2025 Nov 20, 2024	4,600 4,100 NIL 48,000	N/A	N/A	N/A
Dr. Ulrich Kosciessa Pinneberg, Germany	20,000 20,000 150,000	0.36 0.385 0.36	Jan 3, 2025 Jan 4, 2024 April 27, 2025	4,600 4,100 34,500	N/A	N/A	N/A
Ronald W. Miller Oakville, Ontario	150,000	0.44	March 1, 2027	22,500	N/A	N/A	N/A
Geneviève Foster Laval, Quebec	150,000	0.52	April 19, 2027	10,500	N/A	N/A	N/A

Notes:

(1) Represents Ceapro Options granted to each Director on or before December 31, 2022. Information is provided chronologically by the option-based award grant date beginning with the most recent award grant date.

(2) The value of the unexercised in-the-money options has been determined by subtracting the exercise price of the Ceapro Options from the closing price of the Ceapro Shares on December 31, 2022 ($0.59), as reported by the TSXV, and multiplying such amount by the number of Ceapro Shares that may be acquired upon exercise of the Ceapro Options. A NIL value reflects that the exercise price exceeded the closing price of Ceapro Shares on December 31, 2022.

Incentive Plan Awards – Value vested or earned during the year

The following table sets forth the value of the awards that vested for each non-management director during the financial year ended December 31, 2022.

Name	Option-based awards – Value vested during the year[(1)] ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Donald J. Oborowsky Edmonton, Alberta	1,667	Nil	Nil
John Zupancic Edmonton, Alberta	1,667	Nil	Nil
Glenn Rourke Westmount, Quebec	1,667	Nil	Nil
Dr. William Li Holliston, Massachusetts USA	1,667	Nil	Nil
Dr. Ulrich Kosciessa Pinneberg, Germany	1,667	Nil	Nil
Ronald W. Miller Oakville, Ontario	Nil	Nil	Nil
Geneviève Foster Laval, Quebec	Nil	Nil	Nil

Note:

(1) Represents the value the director would have realized for Ceapro Options that were exercisable during 2022 if the Ceapro Options had been exercised on the vesting date, notwithstanding that such options may not have actually been exercised by the director on the vesting date. Where the vesting date occurs on a date on which the TSXV is not open for trading, the closing price on the next trading day is used in calculating the value.

Indebtedness of Directors and Officers

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or "routine indebtedness" as defined in Form 51-102F5 of National Instrument 51-102 none of:

(a) the individuals who are, or at any time since the beginning of the last financial year of Ceapro were, a director or executive officer of Ceapro;

(b) the proposed nominees for election as a director of Ceapro; or

(c) any associates of the foregoing persons, is, or at any time since the beginning of the most recently completed financial year has been, indebted to Ceapro or any subsidiary of Ceapro, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by Ceapro or any subsidiary of Ceapro.

Management Contracts

Management services for Ceapro are not, to any material degree, performed by persons other than the directors or executive officers of Ceapro.

Interest of Management and Others in Material Transactions

Except as set forth below, to the knowledge of Ceapro and based on information provided to it by its directors and the executive officers, there were no (i) directors or executive officers, (ii) persons that beneficially own, or control or direct, directly or indirectly, more than 10% of the Ceapro Shares, or (iii) any associate or affiliate of persons referred to in (i) and (ii), who has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected, or is reasonably expected to materially affect, Ceapro or any of its subsidiaries.

All benefits received, or to be received, by directors, officers or employees of Ceapro as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of Ceapro. No benefit has been, or will be, conferred for the purpose of increasing the value of the consideration payable to any such person for the Ceapro Shares held by such person, and no consideration is, or will be, conditional on such person supporting the Arrangement.

Indemnification and Insurance

Prior to the Effective Time, Ceapro shall purchase a customary "tail" policy of directors' and officers' liability insurance for a period of up to six years providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Ceapro and its subsidiaries which are in effect immediately prior to the Effective Date and Aeterna Zentaris will, and will cause Ceapro and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for no less than six years from the Effective Time; provided that the cost of such policies shall not exceed 300% of the current annual aggregate premium for policies currently maintained by Aeterna Zentaris and its subsidiaries.

Securities Ownership

The chart below sets forth the Ceapro Shares and the Ceapro Options which the directors and executive officers of Ceapro beneficially own, directly or indirectly, or exercise control or direction over, as of the date hereof. The Ceapro Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement Resolution to the Ceapro Securityholders.

Name and Position	Number and % of Ceapro Shares Held Immediately Prior to the Effective Time on a Non-Diluted Basis(1)	Number of Ceapro Options	Number and % of Ceapro Shares Held Immediately Prior to the Effective Time	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Non-Diluted Basis(2)(3)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full(2)(4)	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Partially-Diluted Basis (Without Giving Effect to the Exercise of the Aeterna Zentaris New Warrants)(2)(3)(5)
Dr. Ulrich Kosciessa Director	78,327 (0.10%)	230,000	Nil	7,393 (0.06%)	7,393 (0.05%)	29,101 (0.24%)

Name and Position	Number and % of Ceapro Shares Held Immediately Prior to the Effective Time on a Non-Diluted Basis[(1)]	Number of Ceapro Options	Number and % of Ceapro Shares Held Immediately Prior to the Effective Time	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Non-Diluted Basis[(2)(3)]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full[(2)(4)]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Partially-Diluted Basis (Without Giving Effect to the Exercise of the Aeterna Zentaris New Warrants)[(2)(3)(5)]
Dr. William Li Director	101,579 (0.13%)	305,000	Nil	9,588 (0.08%)	9,588 (0.06%)	38,375 (0.31%)
Geneviève Foster Director	Nil	210,000	Nil	Nil	Nil	19,821 (0.16%)
Gilles Gagnon[(6)] President and Chief Executive Officer and Director	1,778,062 (2.22%)	760,000	Nil	167,831 (1.37%)	167,831 (1.14%)	288,567 (2.33%)
Ronald W. Miller Director	Nil	210,000	Nil	Nil	Nil	19,821 (0.16%)
Stacy Prefontaine Chief Financial Officer	32,500 (0.04%)	270,000	Nil	3,067 (0.03%)	3,067 (0.02%)	28,552 (0.23%)

Notes:

(1) Based on 78,293,177 Ceapro Shares issued and outstanding as of the date hereof.

(2) Figures assume that the directors and officers hold the same securities immediately prior to the Effective Time as held on the date hereof.

(3) Assumes that there are 12,245,969 Common Shares issued and outstanding immediately following the completion of the Arrangement, which excludes the Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants.

(4) Assumes that there are 14,780,393 Common Shares issued and outstanding immediately following the completion of the Arrangement, which includes the Common Shares issuable upon exercise of the Aeterna Zentaris New Warrants.

(5) Assumes the exercise, conversion or exchange of any securities held by such person exercisable for, convertible into or exchangeable for Common Shares.

(6) Gilles Gagnon is the President and Chief Executive Officer of Ceapro and a director of Aeterna Zentaris. Mr. Gagnon holds 49,000 Aeterna Zentaris deferred share units and 760,000 Ceapro Options and will be issued 71,736 Replacement Options upon the completion of the Arrangement. Of Mr. Gagnon's Ceapro Shares, 289,062 Ceapro Shares are held indirectly through Prodev Pharma Inc.

Employment Agreements

Gilles Gagnon provides his services as President and Chief Executive Officer to Ceapro pursuant to the Service Agreement.

Risk Factors

Ceapro is subject to a number of risks and uncertainties inherent in the development of any new technology. General business risks include: uncertainty in product development and related clinical trials and validation studies, the regulatory environment, for example, delays or denial of approvals to market its products, the impact of technological change and competing technologies, the ability to protect and enforce its patent portfolio and intellectual property assets, the availability of capital to finance continued and new product development, and the ability to secure strategic partners for late stage development, marketing, and distribution of its products. The risks and uncertainties described below are those that Ceapro currently believes to be material, but they are not the only ones that it faces. Additional risks and uncertainties, including those that Ceapro does not know about now or that it currently deems immaterial, may also adversely affect its business. To the extent possible, Ceapro's pursues and implements strategies to reduce or mitigate the risks associated with its business.

Customer reliance

Ceapro derives over 90% of its sales and related accounts receivable from one distribution partner, Symrise AG, and while Ceapro is continually seeking to expand Ceapro's customer base, Ceapro expects this will continue for the foreseeable future. Ceapro's future success in its base business cosmeceuticals market is dependent upon the continued demand by this distributor and their underlying customers, and the expansion of Ceapro's customer base. Any decline in or loss of demand from this distributor or their underlying customers may have a negative impact on Ceapro's revenues, and an adverse impact on Ceapro's business, financial condition, and results of operations.

Intellectual property

Ceapro's success will depend, in part, on its ability to obtain and maintain patents and trademarks and to secure and protect, trade secrets, proprietary technology and manufacturing processes and other intellectual property rights either developed internally or acquired, and to operate without infringing on the proprietary rights of others or have others infringe on its rights. Although Ceapro expends resources and efforts to patent its discoveries and innovations, there can be no assurance that patent applications will result in the issuance of patents or that any patents issued to Ceapro will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Ceapro cannot be assured competitors will not independently develop products similar to Ceapro's products designed to circumvent exclusive rights granted to Ceapro.

Licences

Ceapro has entered into limited life licence agreements for exclusive rights to new technologies. As part of the licence agreements Ceapro works to develop and scale up the new technologies with the goal to commercialize the technologies or products derived from the technologies. The development of these new technologies is a costly, complex, and time-consuming process, and the investment in this development often involves a prolonged time period until a return is achieved on the investment. Ceapro's ability to successfully develop and scale-up new technologies within the expiry periods of the licence agreements is dependent on a number of key factors such as hiring and retaining employees who have specialized knowledge and expertise pertaining to the development of the technologies, being able to access third party specialists, being able to source key equipment or supplies in a timely manner, and delays in research and development programs related to products derived from the technologies. Commercial success depends on many factors including the degree of innovation of the products developed, access to funding for scale-up opportunities, uncertainties inherent in the regulatory approval processes, delays in manufacturing or marketing arrangements, and sufficient support from strategic partners if applicable. Should Ceapro not be able to successfully develop and scale-up the technologies within the time frames of the licence agreements it could have an adverse impact on Ceapro's business and operating results and the share price of the Ceapro Shares may decline.

Research and development programs

Research and development programs may be regarded as uncertain, and the results obtained may not support the anticipated benefits. The development of new formulations, products and treatments may require substantial investment and may take a significant amount of time. Pre-clinical and clinical trial work will be necessary to complete before potential products could be determined to be safe and effective products and before Ceapro can obtain regulatory approvals for products to be approved for human use. Ceapro may set expectations for the timing of programs and the expected results of those programs throughout the different phases of development, such as for anticipated regulatory submission and approval dates of clinical studies, for the commencement and completion of research programs and clinical studies, for expected results, and for the potential timing of commercialization. However, the timing of these events can vary due to unanticipated delays, unsatisfactory research program or clinical trial results, the ability to manufacture the products at a reasonable cost, the ability to find appropriate partners for further commercialization, and to market successfully. At any stage, Ceapro may find it necessary to abandon the development of a potential new formulation, product and treatment and Ceapro may need to develop a new business strategy. This may have an adverse effect on Ceapro's potential revenues and operating results.

Loss of key personnel

Ceapro relies on certain key employees whose skills and knowledge are critical to maintaining Ceapro's success. Ceapro always strives to identify and retain key employees and always strives to be competitive with compensation and working conditions.

Interruption and quality of raw material supply

Interruption of key raw materials could significantly impact operations and Ceapro's financial position. Interruption of supply could arise from weather-related crop failures or from market shortages. Weather and other growing conditions can also impact crop quality and impact Ceapro's profitability. Ceapro attempts to purchase key raw materials well in advance of their anticipated use and is in-licensing technologies from third parties to reduce this risk.

Regulatory compliance

As a natural extract producer, Ceapro is subject to various regulations, and violation of these could limit markets into which Ceapro can sell. Ceapro has introduced a range of procedures which will ensure that Ceapro is well prepared for new regulations and obligations that may be required.

Cyber security

Ceapro depends upon the reliability and security of Ceapro's information technology systems in the normal course of operations. Ceapro is subject to a variety of information technology and systems risks including virus, cyber-attacks, security breach and destruction or interruption of information technology systems. Although Ceapro has controls and security measures in place that are designed to mitigate these risks, a breach of these measures could occur and result in a loss of material and confidential information and disruption to business activities.

Environmental issues

Violations of safety, health, and environmental regulations could limit operations and expose Ceapro to liability, cost, and reputational impact. In addition to maintaining compliance with national and provincial standards, Ceapro maintains internal safety and health programs.

Legal matters

In the normal course of operations, Ceapro may be subject to a variety of legal proceedings, including commercial, product liability, employment, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources, and can cause Ceapro to incur

significant expenses. Furthermore, because litigation is inherently unpredictable, and can be very expensive, the results of any such actions may have a material adverse effect on Ceapro's business, operations, or financial condition.

Financial risks

Ceapro is exposed to various financial risks including, credit risk, foreign currency risk, liquidity risk, and interest rate risk, each of which could have an adverse impact on Ceapro's business, financial condition, results of operations and cash flows.

Significant accounting estimates and assumptions

Ceapro's consolidated financial statements, including the Ceapro Financial Statements, are prepared within a framework of IFRS. The assets, liabilities, revenues, and expenses reported in the consolidated financial statements depend to varying degrees on estimates made by management. An estimate is considered a critical accounting estimate if it requires management to make assumptions about matters that are highly uncertain and if different estimates that could have been used would have a material impact. The significant areas requiring the use of management estimates relate to provisions made for impairment of non-financial assets, inventory valuation, amortization of property and equipment, the recognition and valuation of tax liabilities and tax assets, provisions, the lease term and discount rate used to measure leases, and the assumptions used in determining share-based compensation. These estimates are based on historical experience and reflect certain assumptions about the future that Ceapro believe to be both reasonable and conservative. Actual results could differ from those estimates. Ceapro continually evaluates the estimates and assumptions.

Fair value and impairment

Ceapro relies on forecasts and estimates in its evaluation of the fair value of financial instruments and the recoverable amounts of non-financial assets in relation to impairment testing. The accuracy of such forecasts are inherently vulnerable to assumptions related to the timing of future events, the size of anticipated markets, forecasted costs, and the expected growth of sales.

Public health crisis

Ceapro is exposed to risks related to pandemics or epidemics such as the ongoing COVID-19 virus pandemic which, while no longer classified as a public health emergency, remains an ongoing global health issue. Ceapro could experience disruptions in its raw materials supply chain, in its manufacturing operations, and its shipping activities as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with this outbreak or future ones. COVID-19 may adversely affect Ceapro's employees, its operations, its suppliers, and its customers. In addition to the impact on operations, these same disruptions may also adversely affect Ceapro's research and development partners, research institutions, and laboratories which can negatively impact and delay Ceapro's research programs. While Ceapro would expect this to be temporary, there is uncertainty around the duration of this pandemic, especially considering the variants of the virus that have emerged, and its broader impact. The extent to which the current pandemic or future ones will impact Ceapro's results will depend on further developments which are highly uncertain and cannot be predicted with great certainty.

Legal Proceedings

Ceapro is not party to any outstanding legal proceedings. To the knowledge of Ceapro, there are no such proceedings contemplated.

Regulatory Actions

Ceapro has not been the subject of any penalties or sanctions imposed against the Ceapro by a court relating to securities legislation, by a securities regulatory authority, or by any regulatory body within the last three years immediately preceding the date hereof. Ceapro has not entered into any settlement agreements before a court relating

to securities legislation or with a securities regulatory authority within the last three years immediately preceding the date hereof.

Auditor and Transfer Agent

The auditors of the Ceapro are Grant Thornton LLP, located at 333 Seymour Street, Suite 1600, Vancouver, British Columbia, V6B 0A4. The annual financial statements of Ceapro for the fiscal years ended December 2021 and 2022 attached to this Schedule H – *Information Concerning Ceapro* as Appendix A have been audited by Grant Thornton LLP. Grant Thornton LLP is independent of Ceapro within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

The registrar and transfer agent of Ceapro is Computershare Investor Services Inc. at 100 University Ave 8th Floor, Toronto, Ontario M5J 2Y1.

Material Contracts

In the last three years, the only material contract entered into by Ceapro which is currently still in effect or in respect of which Ceapro has outstanding obligations (other than contracts entered into in the ordinary course of business) is the Symrise Agreement.

The Symrise Agreement is a supply and distribution agreement with Symrise AG with respect to the distribution and commercialization of Ceapro's high-value active ingredients to key international players in the cosmetics industry, effective from January 1, 2022 until December 31, 2026. Under the Symrise Agreement, Symrise AG is obligated to purchase minimum annual volumes of Ceapro's products unless (i) there is a force majeure event, or (ii) there is a decrease or cessation of any customer's purchase of the products from Symrise due to a formulation change by such customers, as more particularly set forth in the Symrise Agreement.

A copy of the Symrise Agreement is available for inspection at the offices of Ceapro located at 7824 – 51 Avenue NW Edmonton, Alberta, Canada T6E 6W2, and is also available electronically under Ceapro's profile on SEDAR+ at www.sedarplus.com.

APPENDIX A TO SCHEDULE H – INFORMATION CONCERNING CEAPRO

CEAPRO FINANCIAL STATEMENTS

(See attached.)

Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021

Ceapro Inc.

Management's Report

To the Shareholders of **Ceapro Inc.**,

The accompanying consolidated financial statements of Ceapro Inc. (the "Company"), and all information presented in this report, are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in accordance with International Financial Reporting Standards. The consolidated financial statements include some amounts that are based on the best estimates and judgements of Management. Financial information used elsewhere in the report is consistent with that in the consolidated financial statements.

To further the integrity and objectivity of data in the consolidated financial statements, Management of the Company has developed and maintains a system of internal controls, which Management believes will provide reasonable assurance that financial records are reliable and form a proper basis for preparation of consolidated financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements in the report principally through its Audit Committee. The Audit Committee is appointed by the Board, and all of its members are outside and unrelated Directors. The Committee meets periodically with Management and the external auditors to discuss internal controls over the financial reporting process and financial reporting issues, to make certain that each party is properly discharging its responsibilities, and to review quarterly reports, the annual report, the annual consolidated financial statements, management discussion and analysis, and the external auditor's report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Company's auditors have full access to the Audit Committee, with and without Management being present.

The consolidated financial statements have been audited by the Company's auditors, Grant Thornton LLP, the external auditors, in accordance with auditing standards generally accepted in Canada on behalf of the shareholders.

Sincerely,

SIGNED "Gilles Gagnon"
President and Chief Executive Officer

SIGNED "Stacy Prefontaine"
Chief Financial Officer

April 11, 2023

Grant Thornton

Independent Auditor's Report

Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569

To the Shareholders of

Ceapro Inc.

Opinion

We have audited the consolidated financial statements of Ceapro Inc. (the "Company"), which comprise the consolidated balance sheets as at December 31, 2022, and 2021 and the consolidated statements of net income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter–restated comparative information

We draw attention to Note 3 to the consolidated financial statements, which explains that certain comparative information presented for the year ended December 31, 2021 has been restated. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment and allocation of inventory costing

Refer to Notes 2(c), 2(f), 3 and 4 of the consolidated financial statements.

The inventories balance as of December 31, 2022 was $3,757,040, of which work in progress and finished goods represented $2,892,323. Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. There was a change in the application of overhead costs to work in progress and finished goods during the year, which required retrospective application resulting in an adjustment to the December 31, 2021 inventories and cost of goods sold of $679,192 and $778,337 respectively.

Given the significant auditor attention required during the year to obtain sufficient appropriate audit evidence regarding the overhead cost allocation, including consideration of management's judgements

used in their methodology for overhead cost allocation in accordance with International Financial Reporting Standards, we have determined the assessment and allocation of inventory costing to be a key audit matter.

Our audit procedures included, amongst other procedures:

- Obtained an understanding and tested management's process for developing the standard costing model and overhead allocations.
- Assessed the accuracy, completeness, and reasonableness of the costs included in the standard costs model, including overhead allocations to verify all costs capitalized were appropriate and complete.
- Evaluated the appropriateness and reasonableness of the assumptions, including production times, used by management to allocate costs to specific inventory products.
- Performed price testing on raw material inputs purchased by tracing the recorded costs to supporting third party invoices.
- Assessed the overhead cost allocation for appropriate accounting treatment under the provisions of International Financial Reporting Standards.

Information other than the consolidated financial statements and auditor's report thereon

Management is responsible for the other information. The other information comprises the Management Discussion and Analysis but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Grant Thornton

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because of the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Mark Iwanaka.

Grant Thornton LLP

Vancouver, Canada
April 11, 2023

Chartered Professional Accountants

CEAPRO INC.

Consolidated Balance Sheets

	December 31, 2022	December 31, 2021 *Restated (note 3)*
	$	$
ASSETS		
Current Assets		
Cash and cash equivalents	13,810,998	7,780,989
Trade receivables	2,820,300	2,092,842
Other receivables	64,808	45,850
Inventories (note 4)	3,757,040	2,324,085
Prepaid expenses and deposits	135,133	162,919
Total Current Assets	20,588,279	12,406,685
Non-Current Assets		
Investment tax credits receivable	854,895	766,629
Deposits	76,954	79,539
Licences (note 5)	12,588	15,551
Property and equipment (note 6)	16,201,755	17,499,774
Deferred tax assets (note 13 (b))	-	282,849
Total Non-Current Assets	17,146,192	18,644,342
TOTAL ASSETS	37,734,471	31,051,027
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	1,730,377	682,057
Current portion of lease liabilities (note 7)	370,460	290,055
Total Current Liabilities	2,100,837	972,112
Non-Current Liabilities		
Long-term lease liabilities (note 7)	2,248,577	2,358,862
Deferred tax liabilities (note 13 (b))	1,095,968	-
Total Non-Current Liabilities	3,344,545	2,358,862
TOTAL LIABILITIES	5,445,382	3,330,974
Equity		
Share capital (note 8 (b))	16,694,625	16,557,401
Contributed surplus (note 8 (e))	4,714,404	4,680,690
Retained earnings	10,880,060	6,481,962
Total Equity	32,289,089	27,720,053
TOTAL LIABILITIES AND EQUITY	37,734,471	31,051,027

See accompanying notes

Approved on Behalf of the Board

SIGNED: "Geneviève Foster"
Director

SIGNED: "Dr. Ulrich Kosciessa"
Director

CEAPRO INC.
Consolidated Statements of Net Income and Comprehensive Income

Years Ended December 31,	2022 $	2021 *Restated* *(note 3)* $
Revenue (note 15)	18,839,607	17,195,329
Cost of goods sold	7,821,908	6,727,699
Gross margin	11,017,699	10,467,630
Research and product development	1,788,666	3,878,247
General and administration	3,700,498	3,239,672
Sales and marketing	29,558	47,119
Finance costs (note 10)	184,967	206,891
Income from operations	5,314,010	3,095,701
Other income (note 11)	(462,905)	(202,281)
Income before tax	5,776,915	3,297,982
Income taxes		
Current tax expense (note 13(a))	-	215,376
Deferred tax expense (benefit) (note 13 (a))	1,378,817	(282,849)
Income tax expense (benefit)	1,378,817	(67,473)
Total net income and comprehensive income for the year	4,398,098	3,365,455
Net income per common share (note 20):		
Basic	0.06	0.04
Diluted	0.06	0.04
Weighted average number of common shares outstanding (note 20):		
Basic	77,961,714	77,673,804
Diluted	78,582,083	78,590,706

See accompanying notes

CEAPRO INC.
Consolidated Statements of Changes in Equity

	Share capital $	Contributed surplus $	Retained earnings $	Total equity $
Balance December 31, 2021	16,557,401	4,680,690	6,481,962	27,720,053
Share-based payments (note 8 (c))	-	89,648	-	89,648
Share options exercised	137,224	(55,934)	-	81,290
Total net income and comprehensive income for the year	-	-	4,398,098	4,398,098
Balance December 31, 2022	16,694,625	4,714,404	10,880,060	32,289,089
Balance December 31, 2020	16,511,067	4,682,393	3,116,507	24,309,967
Share-based payments (note 8 (c))	-	17,906	-	17,906
Share options exercised	46,334	(19,609)	-	26,725
Total net income and comprehensive income for the year	-	-	3,365,455	3,365,455
Balance December 31, 2021 *Restated (note 3)*	16,557,401	4,680,690	6,481,962	27,720,053

See accompanying notes

CEAPRO INC.
Consolidated Statements of Cash Flows

Years Ended December 31,	2022 $	2021 *Restated* *(note 3)* $
OPERATING ACTIVITIES		
Net income for the year	4,398,098	3,365,455
Adjustments for items not involving cash		
Finance costs	129,967	140,270
Depreciation and amortization	1,911,278	1,880,748
Gain on disposal of equipment	-	(5,000)
Accretion	-	11,621
Deferred income tax expense (benefit)	1,378,817	(282,849)
Share-based payments	89,648	17,906
	7,907,808	5,128,151
CHANGES IN NON-CASH WORKING CAPITAL ITEMS		
Trade receivables	(727,458)	(73,119)
Other receivables	(18,958)	56,374
Investment tax credits receivable	(88,266)	(158,929)
Inventories	(1,432,955)	(1,114,006)
Prepaid expenses and deposits	30,371	111,044
Accounts payable and accrued liabilities relating to operating activities	1,096,074	(298,765)
	(1,141,192)	(1,477,401)
Net income for the year adjusted for non-cash and working capital items	6,766,616	3,650,750
Interest paid	(129,967)	(140,270)
CASH GENERATED FROM OPERATIONS	6,636,649	3,510,480
INVESTING ACTIVITIES		
Purchase of property and equipment	(341,067)	(708,903)
Proceeds from sale of equipment	-	5,000
Accounts payable and accrued liabilities relating to investing activities	(47,754)	(86,800)
CASH USED IN INVESTING ACTIVITIES	(388,821)	(790,703)
FINANCING ACTIVITIES		
Stock options exercised	81,290	26,725
Repayment of CAAP loan	-	(83,884)
Repayment of lease liabilities	(299,109)	(250,658)
CASH USED IN FINANCING ACTIVITIES	(217,819)	(307,817)
Increase in cash and cash equivalents	6,030,009	2,411,960
Cash and cash equivalents at beginning of the year	7,780,989	5,369,029
Cash and cash equivalents at end of the year	13,810,998	7,780,989

See accompanying notes

Cash and cash equivalents are comprised of $13,810,998 (2021 - $7,780,989) on deposit with financial institutions.

1. NATURE OF BUSINESS OPERATIONS

Ceapro Inc. (the "Company") is incorporated under the Canada Business Corporations Act and is listed on the TSX Venture Exchange under the symbol CZO and on the OTCQX® Best Market under the symbol CRPOF. The Company's primary business activities relate to the development and marketing of various health and wellness products and technology relating to plant extracts.

The Company's head office address is 7824 51 Avenue NW, Edmonton, AB T6E 6W2.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Board of Directors authorized these consolidated financial statements for issue on April 11, 2023.

b) Basis for presentation

These consolidated financial statements have been prepared on the historical cost basis. All transactions are recorded on an accrual basis.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Ceapro Technology Inc., Ceapro Active Ingredients Inc., Ceapro BioEnergy Inc., Ceapro (P.E.I) Inc., Ceapro USA Inc., and Juvente[DC] Inc. Effective December 31, 2021, the Company wound up Ceapro Technology Inc., Ceapro Active Ingredients Inc., and Ceapro BioEnergy Inc. into the Company and dissolved Ceapro USA Inc.

All intercompany accounts and transactions have been eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

c) Use of management critical judgements, estimates, and assumptions

The preparation of consolidated financial statements requires management to make critical judgements, estimates, and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recorded during the reporting period. In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Management critical judgements

Policies that are critical for the presentation of the financial position and financial performance of the Company and that require judgements are discussed as follows.

Functional currency

The functional currency for the Company and each of the Company's subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the Canadian dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Management estimates and assumptions

Policies that are critical for the presentation of the financial position and financial performance of the Company and that require estimates and assumptions are discussed below.

Taxation

The Company makes estimates in respect of recognition of the extent of deferred tax liabilities and tax assets. Full provision is made for future and current taxation at the rates of tax prevailing at the year-end unless future rates have been substantively enacted. These calculations represent our best estimate of the costs that will be incurred and recovered, but actual experience may differ from the estimates made and therefore affect future financial results. The effects would be recognized in profit or loss, primarily through taxation.

The Company recognizes the deferred tax benefit related to deferred tax assets to the amount that is probable to be realized. Assessing the recoverability of a portion or all of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred tax assets. Management considers projected future taxable income, the scheduled reversal of deferred tax assets, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in future periods.

Investment tax credits

The recognition of investment tax credits relating to the Company's qualifying scientific research and experimental development expenditures requires management to estimate the amount and timing of recovery. The Company has assessed that it is probable that sufficient taxable income will be available to recognize the investment tax credits as recognized at December 31, 2022.

Impairment of non-financial assets

In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

Property and equipment

The Company provides for depreciation expense on property and equipment at rates designed to amortize the cost of individual items and their material components over their estimated useful lives. Management makes estimates of future useful life based on patterns of benefit consumption and impairments based on past experience and market conditions. Impairment losses and depreciation expenses are presented in profit or loss of the current period.

Licences

The Company amortizes licences over their estimated useful lives. Management makes estimates of future useful life based on patterns of benefit consumption, terms of licence agreements, and impairments based on past experience and market conditions. Impairment losses and depreciation expenses are presented in profit or loss of the current period.

Share-based payments

The fair value of share-based payments is determined using the Black-Scholes option pricing model based on estimated fair values at the date of grant. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the award. Changes in these assumptions can significantly affect the fair value estimate. For more information, see note 8.

Leases

For the measurement of leases, management considers all factors relating to the assessment of whether or not a contract includes a lease, estimating a lease term including all factors relating to determining whether it is reasonably certain or not that an extension option will be exercised, and determining the appropriate rate to discount lease payments.

d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturities of three months or less.

e) Revenue recognition

The Company generates revenues from product sales. Each sale is considered a single performance obligation and revenue for the sale of product is recognized at the point in time when control or ownership of the product is transferred to the customer, generally when the products are shipped, when collectability is probable, and the Company has satisfied its performance obligation.

Product revenues are derived primarily from standard product sales contracts. Contracts with customers do not provide for refunds or any other rights of return. The Company does not have any revenue contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As such, the Company does not adjust any of the transaction prices for the time value of money.

When an amount is received as an advance or a deposit from a customer, prior to the recognition of revenue, it results in a contract liability.

f) Inventories

Inventories are valued at the lower of cost and net realizable value.

Costs of inventory include costs of purchase, costs of conversion, and any other costs incurred in bringing the inventories to their present location and condition. Costs of conversion include direct costs (materials and labour) and indirect costs (fixed and variable production overheads). Fixed overheads are allocated based on normal capacity. Raw materials are assigned costs by using a first-in-first-out cost formula and work-in-progress, and finished goods are assigned costs by using a weighted average cost formula.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

g) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any accumulated impairment losses. Depreciation methods and rates are calculated as follows:

Manufacturing equipment	5 - 25 years straight-line
Office equipment	20% declining balance
Computer equipment	30% declining balance
Leasehold improvements	over the term of the lease
Right-of-use asset – buildings	4 to 12 years straight-line

Cost for property and equipment includes the purchase price, import duties, non-refundable taxes, and any other costs directly attributable to bringing the asset into the location and condition to be capable of operating. Significant parts of an item of property and equipment with different useful lives are recognized and depreciated separately. Depreciation commences when the asset is available for use. The asset's residual values, useful lives, and method of depreciation are reviewed at each financial year-end and adjustments are accounted for prospectively if appropriate. An item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of an asset is included in profit or loss in the period the asset is derecognized.

h) Intangible assets

Acquired

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Licences

Licences are recorded at cost and are amortized straight-line over the life of the licence.

Research and product development expenditures

Research costs are expensed when incurred. Product development costs are also expensed when incurred unless the Company can demonstrate the following:

(a) the technical feasibility of completing the intangible asset so that it will be available for use or sale;
(b) its intention to complete the intangible asset and use or sell it;
(c) its ability to use or sell the intangible asset;
(d) how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
(e) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and
(f) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Costs are reduced by government grants and investment tax credits where applicable.

Following initial capitalization of product development expenditures, the intangible asset is carried at cost less accumulated amortization and any accumulated impairment losses. Amortization commences when product development is completed and the asset is available for use. It is amortized over the period of expected future economic benefit. The expected lives of assets are reviewed on an annual basis and if necessary, changes in useful lives are accounted for prospectively.

i) Impairment of non-financial assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units or CGUs).

Cash generating units or individual assets such as property and equipment and intangible assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such indication exists, the Company estimates the recoverable amount of the assets, which is the higher of its fair value less costs of disposal and its value in use. Value in use is estimated as the present value of future cash flows generated by this asset or CGU including eventual disposal. If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and an impairment loss is recognized immediately in profit or loss. Impairment losses recognized in respect of CGU's are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimated recoverable amount and the carrying amount that would have been recorded, had no impairment loss been recognized previously. Any such recovery is recognized immediately in profit or loss.

j) Leases

At inception, the Company considers whether a contract is, or contains, a lease. A lease is defined as a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration. To apply this definition, the Company assesses whether the contract meets three key evaluations which are whether:

- The contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company;
- The Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and
- The Company has the right to direct the use of the identified assets throughout the period of use. The Company assesses whether it has the right to direct "how and for what purpose" the asset is used throughout the period of use.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is measured at an amount equal to the initial measurement of the lease liability, any initial direct costs incurred by the Company, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease if that rate is readily available or the Company's incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Company has elected not to recognize right-of-use assets or lease liabilities for short-term leases and leases of low-value assets. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these leases are recognized as an expense in profit or loss on a straight-line basis over the lease term.

On the balance sheet, right-of-use assets have been included in property and equipment.

k) Foreign currency translation

The Canadian dollar is the functional and presentation currency of the Company and each of the Company's subsidiaries.

Foreign currency monetary assets and liabilities of the Company and its subsidiaries are translated using the period end closing rate; and non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the date of the transaction. Foreign currency transactions are translated at the spot exchange rate which is in effect at the date of the transaction. Foreign currency gains or losses arising on translation are included in other operating income (loss) in profit or loss.

l) Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the tax expense is also recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates and laws enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the year in which temporary differences are expected to be recovered or settled. Changes to these balances, including changes due to changes in income tax rates, are recognized in profit or loss in the period in which they occur.

Deferred tax assets are recognized to the extent future recovery is probable. Deferred tax assets are reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

m) Government grants

Government grants are recognized where there is a reasonable assurance that the grant will be received and all attached conditions will be complied with. Government grants are recognized as an offset to expenses over the periods in which the Company recognizes expenses which the grants are intended to compensate. Government grants related to assets are recognized as cost reduction of the assets and reduce depreciation over the expected useful life of the related assets.

n) Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures are accrued provided it is probable that the credits will be realized. When recorded, the investment tax credits are accounted for as a reduction of the related expenditures.

o) Income (loss) per common share

Basic income (loss) per common share is computed by dividing the income (loss) by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if the Company's convertible securities were converted to common shares. Diluted income (loss) per common share is calculated by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares

outstanding for the effect of all dilutive potential common shares. Convertible securities are converted using the "treasury stock" method. When the Company is in a net loss position, the conversion of convertible securities is considered to be anti-dilutive.

p) Share-based payment arrangements

Stock option plan

The Company issues equity-settled share-based awards to eligible employees, directors, officers, and consultants under stock option plans that can vest over periods ranging from 2 years to 10 years and have a maximum term of ten years. Share-based payments are accounted for using the fair value method, whereby compensation expense related to these programs is recorded in profit or loss with a corresponding increase to contributed surplus. The fair value of options granted to employees, officers, and directors are determined using Black-Scholes option pricing model at the grant date and expensed over the vesting period. The fair value of options granted to consultants are determined with reference to the fair value of the goods or services received if the fair value of the goods and services received can be measured reliably. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates estimated forfeitures will change. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Restricted share unit plan

The Company has a restricted share unit plan ("RSU plan") which provides for the grant of restricted share units ("RSUs"). The obligations under the RSU plan can be settled at the Company's discretion through either cash or the issuance of common shares. The Company measures the cost of equity-settled share-based arrangements using the fair value method, whereby compensation expense related to the granting of RSUs is recorded in profit or loss with a corresponding increase to contributed surplus. The Company measures the value of RSUs by reference to the fair value at the grant date, which is usually represented by the quoted closing price of the Company's stock on the TSX-V exchange on the trading day immediately preceding the date of grant. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates estimated forfeitures will change.

q) Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the obligation can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as a finance cost. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

r) Financial instruments

All financial instruments are measured at initial recognition at fair value plus any transaction costs that are directly attributable to the acquisition of the financial instruments except for transaction costs related to financial instruments classified as at fair value through profit or loss (FVPL) which are expensed as incurred.

The initial classification of a financial asset depends upon the Company's business model for managing its financial assets and the contractual terms of the cash flows. There are three categories into which the Company can classify its financial assets:

i) Amortized cost. A financial asset is measured at amortized cost if the contractual cash flows to repay the principal and interest are made at specific dates and if the Company's business model is to collect the contractual cash flows. Subsequent measurement uses the effective interest method, less any provision for impairment.

   The Company's financial assets consist of cash and cash equivalents and trade and other receivables which are measured at amortized cost.

ii) Fair value through other comprehensive income (FVOCI). A financial asset is measured at FVOCI if the Company's business model is both to collect the contractual cash flows and sell assets and the contractual terms of the assets give rise on specified dates to cash flows that are solely repayments of principal and interest. The Company does not hold any financial assets at FVOCI.

iii) Fair value through profit or loss (FVPL). A financial asset is measured at FVPL if it cannot be measured at amortized cost or FVOCI. At initial recognition, the Company may also irrevocably designate a financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency. Financial assets at FVPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. The Company does not hold any financial assets at FVPL.

A financial asset is derecognized when the Company no longer has the rights to the contractual cash flows due to expiration of that right or the transfer of the risks and rewards of ownership to another party.

The Company recognizes a loss allowance for expected credit losses on its financial assets using the simplified approach which permits the use of the lifetime expected loss provision for all trade receivables. At each reporting date, the Company assesses impairment of trade receivables on a collective basis as its trade receivables possess shared credit risk characteristics and have been grouped based on days past due. The loss allowance will be based upon the Company's historical credit loss experience over the expected life of trade receivables and contract assets, adjusted for forward-looking estimates. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

A financial liability is initially classified as measured at amortized cost or FVPL. A financial liability is classified as measured at FVPL if it is held for trading, a derivative, contingent consideration of an acquirer in a business combination, or has been designated as FVPL on initial recognition. Financial liabilities at FVPL are measured at fair value with changes in fair value, along with any interest expense, recognized in profit or loss. All other financial liabilities are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method.

The Company's financial liabilities consist of accounts payable and accrued liabilities which have been classified as financial liabilities at amortized cost and are measured at amortized cost using the effective interest method. A financial liability is derecognized when the obligation is discharged, cancelled, or expired.

s) Future accounting pronouncements

The IASB has published several new, but not yet effective, standards, amendments to existing standards, and interpretations. None of these standards, amendments to existing standards, or interpretations have been early adopted by the Company, and management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. No pronouncements have been disclosed as they are not expected to have a material impact on the Company's consolidated financial statements.

3. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

During the year ended December 31, 2022, the Company conducted a detailed evaluation of the manufacturing process of its extraction facility in Edmonton in order to assess the appropriateness of the accounting estimates used to assign the costs of conversion of inventories from the raw materials stage through to the finished goods stage for the valuation of inventories.

Pursuant to the completion of the analysis, the Company has changed its method of assigning the costs of conversion to ensure the valuation of inventory incorporates the costs of conversion more appropriately through the different stages of production for the multiple products produced at the facility. The change will also allow for more appropriate valuation of future products currently under development. In applying the change to the method of assigning conversion costs, the Company has determined that more costs of conversion should have been allocated to the work in progress inventories and less to cost of goods sold at December 31, 2021. As a result, the Company has restated the consolidated financial statements for the year ended December 31, 2021, and the impact of this is an overall increase in the value of inventories, an overall decrease in cost of goods sold with an associated increase in income before tax, and a reduction of the deferred tax benefit and the related deferred tax asset for the year ended December 31, 2021. The change to the method of assigning costs to inventories only impacts the timing of when costs are allocated to inventories and when they are released to cost of goods sold, it is not a reflection of a different amount of costing and therefore there is no impact to cash flows other than the presentation of line items within the cash flow statement. The impact of the specific adjustments made are presented in the tables below.

The Company has not applied the restatement prior to January 1, 2021, as the transition to the new facility was only completed at the end of December 31, 2020. Up to this point the production of inventories at the Edmonton facility were significantly lower and an appropriate assignment of costs using the new methodology is not material.

Impact on Consolidated Balance Sheets

Year Ended December 31, 2021	Previously Reported $	Adjustment $		Restated $
Inventories	1,644,893	679,192	a)	2,324,085
Deferred tax asset	439,063	(156,214)		282,849
Retained Earnings	5,958,984	522,978	b)	6,481,962

a) The impact of changing the method of assigning conversion costs to inventories has also impacted the allocation of depreciation assigned to the cost of inventories and cost of goods sold. The amount of depreciation included in inventories at December 31, 2021 has been restated from $185,532 to $454,730 and the amount of depreciation included in cost of goods sold has been restated from $1,356,504 to $1,087,306 (see note 6). The amount of inventories expensed to cost of goods sold during the year ended December 31, 2021, has been restated from $7,451,083 to $6,256,581. The write-down of inventories charged to cost of goods sold during the year ended December 31, 2021, has been restated from $10,993 to $10,195 (see note 4).

b) The adjustment to retained earnings for the year ended December 31, 2021, reflects the decrease in cost of goods sold due to assigning more costs to inventories which had the effect of increasing income before tax, as well as the decrease in the deferred tax benefit from the use of non-capital losses carried forward to offset the increase in income before tax.

Impact on Consolidated Statements of Changes in Equity

Year Ended December 31, 2021	Previously Reported $	Adjustment $		Restated $
Net income and comprehensive income	2,842,477	522,978		3,365,455
Retained earnings	5,958,984	522,978	(b)	6,481,962

Impact on Consolidated Statements of Net Income And Comprehensive Income

Year Ended December 31, 2021	Previously Reported $	Adjustment $		Restated $
Cost of goods sold	7,506,036	(778,337)	c)	6,727,699
Gross margin	9,689,293	778,337		10,467,630
Research and product development	3,779,102	(99,145)	c)	3,679,957
Income before tax	2,618,790	679,192		3,297,982
Income tax benefit	(223,687)	156,214		(67,473)
Net income and comprehensive income	2,842,477	522,978		3,365,455

c) The impact on cost of goods sold includes the increase in costs of conversion assigned to inventories at December 31, 2021 of $679,192 as well as the increase in the value of product that was transferred to be used in research and development projects in the amount of $99,145.

The calculation of net income per share on a basic and diluted basis was impacted from using the restated net income for the year ended December 31, 2021, but the difference in the calculation was not significant enough to result in a change to the calculated $0.04 earnings per share on a basic or diluted basis.

Impact on Consolidated Statements of Cash Flows

Year Ended December 31, 2021	Previously Reported $	Adjustment $	Restated $
Operating Activities:			
Net income	2,842,477	522,978	3,365,455
Adjustments for items not involving cash :			
Deferred income tax benefit	(439,063)	156,214	(282,849)
Changes in Non-Cash Working Capital Items :			
Inventories	(434,814)	(679,192)	(1,114,006)

There are adjustments to the individual line items within Operating Activities in the Consolidated Statements of Cash Flows. However, as reflected above, there is no overall impact to cash flows generated from operations following the adjustments. Furthermore, there is no impact to any line item in Investing Activities or Financing Activities.

4. INVENTORIES

The Company had the following inventories at the end of each reporting year:

	December 31, 2022 $	December 31, 2021 *Restated (note 3)* $
Raw materials	864,717	549,022
Work in progress	2,527,445	1,485,609
Finished goods	364,878	289,454
	3,757,040	2,324,085

Inventories expensed to cost of goods sold during the year ended December 31, 2022, are $6,948,706 (December 31, 2021, *Restated* - $6,256,581).

During the year ended December 31, 2022, the Company decreased the carrying value of inventory by $23,891 (2021 *Restated* - $10,195) primarily due to damaged or obsolete inventory. The write-down is included in cost of goods sold.

5. LICENCES

During the year ended December 31, 2014, and as amended on February 2, 2015, the Company entered into a licence agreement with the University of Alberta for the rights to a technology that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients for all industrial applications. The agreement expires after a term of 20 years or after the expiration of the last patent obtained, whichever event shall occur first. There is no initial licence fee, but the Company is required to make royalty payments (see note 14 (b)).

During the year ended December 31, 2012, the Company entered into a licence agreement for a new technology to increase the concentration of avenanthramides in oats. The Company paid a fee of $44,439 to cover previous patent costs and commenced amortizing the licence over 15 years in April 2012. Amortization of $2,963 has been included in general and administration expense for the year ended December 31, 2022 (December 31, 2021 - $2,963) (see note 14 (a)).

Cost of licences	$
Balance - December 31, 2020	44,439
Additions	-
Balance - December 31, 2021	44,439
Additions	-
Balance - December 31, 2022	44,439
Accumulated amortization	
Balance - December 31, 2020	25,925
Amortization	2,963
Balance - December 31, 2021	28,888
Amortization	2,963
Balance - December 31, 2022	31,851
Net book value	
Balance - December 31, 2022	12,588
Balance - December 31, 2021	15,551

6. PROPERTY AND EQUIPMENT

Cost	Equipment Not Available For Use	Manufacturing Equipment	Office Equipment	Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$	$
December 31, 2020	1,518,826	11,999,108	319,219	483,565	3,430,656	8,704,977	26,456,351
Additions	459,601	293,141	2,753	11,403	-	19,472	786,370
Disposals	-	(13,100)	-	-	-	-	(13,100)
December 31, 2021	1,978,427	12,279,149	321,972	494,968	3,430,656	8,724,449	27,229,621
Additions	3,697	222,219	5,666	103,049	269,229	6,436	610,296
Disposals	-	-	-	(3,650)	-	-	(3,650)
December 31, 2022	1,982,124	12,501,368	327,638	594,367	3,699,885	8,730,885	27,836,267
Accumulated Depreciation							
December 31, 2020	-	4,867,321	251,534	428,738	676,093	1,641,476	7,865,162
Additions	-	856,683	13,693	18,112	333,165	656,132	1,877,785
Disposals	-	(13,100)	-	-	-	-	(13,100)
December 31, 2021	-	5,710,904	265,227	446,850	1,009,258	2,297,608	9,729,847
Additions	-	851,723	13,829	43,363	342,139	657,032	1,908,086
Disposals	-	-	-	(3,421)	-	-	(3,421)
December 31, 2022	-	6,562,627	279,056	486,792	1,351,397	2,954,640	11,634,512
Carrying Amount							
December 31, 2022	1,982,124	5,938,741	48,582	107,575	2,348,488	5,776,245	16,201,755
December 31, 2021	1,978,427	6,568,245	56,745	48,118	2,421,398	6,426,841	17,499,774

Depreciation expense is allocated to the following expense categories:

	Cost of goods sold	Inventory	General and administration	Total
	$	$	$	$
Year Ended December 31, 2022	854,251	687,680	366,155	1,908,086
Year Ended December 31, 2021 *Restated*	1,087,306	454,730	335,749	1,877,785

Included in the net carrying amount of property and equipment at December 31, 2022, are right-of-use assets relating to buildings, in the amount of $2,348,488 (December 31, 2021 - $2,421,398).

Included in the carrying amount of leasehold improvements is $1,059,707 (December 31, 2021 - $1,059,707) and included in the carrying amount of equipment not available for use is $1,982,124 (December 31, 2021 - $1,978,427) which represent the accumulated expenditures incurred on the purchase of an ethanol recovery system, equipment purchased for technology scale-up, other equipment, and the engineering design for the related construction and installation of the ethanol recovery system. At December 31, 2022, no amortization has commenced on these balances as construction and installation activities have not commenced.

7. LEASE LIABILITIES

The Company has leases for manufacturing facilities, office space, and warehouse. The lease liabilities consist of leases of buildings. The leases have been discounted using interest rates between 3.42% - 6.76%.

Year Ended December 31,	2022 $	2021 $
Balance at beginning of year	2,648,917	2,899,575
Additions	269,229	-
Interest expense	129,584	141,298
Lease payments	(428,693)	(391,956)
Balance at end of year	2,619,037	2,648,917
Less current portion	370,460	290,055
Non-current portion	2,248,577	2,358,862

Future minimum lease payments at December 31, 2022, are as follows:

	Within one year $	One to five years $	More than five years $	Total $
Lease payments	500,155	1,798,977	820,285	3,119,417
Finance charges	129,695	322,588	48,097	500,380
Net present values	370,460	1,476,389	772,188	2,619,037

In November 2022, the Company entered into a new five year lease agreement for additional space for the installation of a mid-level scale-up of the PGX technology. This new lease has resulted in a $269,229 addition to the lease liability and a corresponding increase to the right of use asset for buildings (see note 5). This non-cash adjustment has been excluded from the Statement of Cash Flows.

The expense relating to payments not included in the measurement of the lease liabilities is as follows:

	2022 $	2021 $
Short-term leases	24,555	30,351

At December 31, 2022, the Company was committed to short term leases and the total commitment at that date was $33,068 (December 31, 2021 - $22,915).

8. SHARE CAPITAL

a. Authorized

i. Unlimited number of Class A voting common shares. Class A common shares have no par value.

ii. Unlimited number of Class B non-voting common shares. There are no issued Class B shares.

b. Issued - Class A Common Shares

	Year Ended December 31, 2022		Year Ended December 31, 2021	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at beginning of the year	77,685,843	16,557,401	77,621,341	16,511,067
Stock options exercised	547,334	137,224	64,502	46,334
Balance at end of the year	78,233,177	16,694,625	77,685,843	16,557,401

c. Stock Option Share-Based Payment Plan

The Company has granted stock options to eligible employees, directors, officers, and consultants under stock option plans that vest over two-year periods and have a maximum term of ten years.

The Company uses the Black-Scholes option pricing model to price its options.

In the year ended December 31, 2022, the Company granted 450,000 (December 31, 2021 – 30,000) stock options. The application of the fair value based method requires the use of certain assumptions regarding the risk-free market interest rate, expected volatility of the underlying stock, life of the options, and forfeiture rate. The weighted average risk-free rate used in 2022 was 2.49% (2021 - .92%), the weighted average expected volatility was 66% (2021 – 66%) which was based on prior trading activity of the Company's shares for the period corresponding with the expected life of the options, the weighted average expected life of the options was 5 years (2021 – 5 years), the forfeiture rate was 0% (2021 – 0%), the weighted average share price was $0.51 (2021 - $0.64), the weighted average exercise price was $0.51 (2021 - $0.64), and the expected dividends were nil (2021 – nil). The weighted average grant date fair value of options granted in the year ended December 31, 2022, was $0.29 (2021 - $0.35) per option.

The share-based payments expense recorded during the current year relating to options granted in 2022, 2021, and 2020 is $89,648 (during 2021 relating to options granted in 2021, 2020 and 2019 - $17,906).

A summary of the status of the Company's stock options at December 31, 2022 and December 31, 2021 and changes during the years ended on those dates is as follows:

	Year Ended December 31, 2022		Year Ended December 31, 2021	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at beginning of year	2,990,333	0.56	3,048,501	0.55
Granted	450,000	0.51	30,000	0.64
Exercised	(547,334)	0.15	(64,502)	0.41
Forfeited	(150,000)	0.64	(23,666)	0.37
Outstanding at end of year	2,742,999	0.67	2,990,333	0.56
Exercisable at end of year	2,432,999	0.69	2,848,673	0.58

Stock options outstanding are as follows:

Fair Value $	Exercise Price $	Year of Expiration	Contractual Life Remaining (years)	Number of Options Outstanding	Number of Options Exercisable
0.32	0.56	2027	4.5	150,000	50,000
0.30	0.52	2027	4.3	150,000	50,000
0.24	0.44	2027	4.2	150,000	50,000
0.35	0.64	2026	3.7	30,000	20,000
0.21	0.36	2025	2.0	291,333	291,333
0.25	0.39	2024	1.0	294,666	294,666
0.47	0.50	2028	5.0	195,000	195,000
0.56	0.59	2027	4.8	90,000	90,000
1.22	1.30	2027	4.3	10,000	10,000
1.65	1.75	2027	4.0	400,000	400,000
0.34	0.36	2025	2.3	150,000	150,000
0.47	0.50	2025	2.1	100,000	100,000
0.60	0.64	2025	2.0	562,000	562,000
0.37	0.27	2024	1.9	150,000	150,000
0.05	0.10	2023	0.0	20,000	20,000
				2,742,999	2,432,999
Weighted Average Contractual Life Remaining				2.9	2.7

Subsequent to the year-end, the Company granted 740,000 stock options to employees, officers, and directors of the Company.

The stock options have an exercise price of $0.62 per common share and expire in five years. Each grant vests in three equal instalments, the first of which vests immediately with the second and third instalments vesting on the first and second anniversaries of the date of grant.

d. Restricted Share Unit Share-Based Payment Plan

Effective June 1, 2017, the Company adopted a restricted share unit plan, which provides for the grant of restricted share units ("RSU's") to existing or proposed directors, employees, and consultants of the Company and its subsidiaries or any insider of the Company and its subsidiaries. Under the plan, the maximum number of common shares that may be reserved for issuance is fixed at 1,000,000. On the vesting of RSU's, the common shares of the Company will be issued from the same 10% rolling pool as the common shares issued under the stock option plan. The obligations under the RSU plan can be settled at the Company's discretion through either the issuance of cash or the issuance of common shares. The Company intends to settle the obligations through the issuance of common shares.

The Company did not grant RSU's during the years ended December 31, 2022 or December 31, 2021 and there are no RSU's outstanding during those years.

Of the 1,000,000 RSU's authorized for grant under the RSU plan, at December 31, 2022, 370,000 RSU's are available for grant (December 31, 2021 – 370,000).

e. Contributed Surplus

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Balance at beginning of the year	4,680,690	4,682,393
Share-based payments (note 8 (c))	89,648	17,906
Stock options exercised	(55,934)	(19,609)
Balance at end of the year	4,714,404	4,680,690

9. RELATED PARTY TRANSACTIONS

Related party transactions during the years are as follows:

Year Ended December 31,	2022 $	2021 $
Key management salaries, short-term benefits, consulting fees, and director fees	1,262,521	1,115,171
Key management personnel share-based payments	57,557	8,190
Research and development expenditures paid to Angiogenesis Foundation for which a director of the Company is the CEO of the Foundation	136,400	251,759

Balance as at December 31,	2022 $	2021 $
Amount payable to directors	-	39,382
Consulting fees and key management salaries payable to officers included in acounts payable and accrued liabilities	-	10,000

These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

10. FINANCE COSTS

Year Ended December 31,	2022 $	2021 $
Interest on lease liabilities	129,967	140,270
Royalties	55,000	55,000
Accretion of CAAP loan	-	11,621
	184,967	206,891

11. OTHER INCOME

Year Ended December 31,	2022 $	2021 $
Foreign exchange (gain) loss	(281,442)	75,843
Other income	(184,210)	(678)
Gain on disposal of equipment	-	(5,000)
Plant relocation costs	91,013	101,859
Recognition of investment tax credits	(88,266)	(374,305)
	(462,905)	(202,281)

12. EMPLOYEE BENEFITS EXPENSE

Year Ended December 31,	2022 $	2021 $
Employee benefits	4,460,260	3,945,945

Employee benefits include wages, salaries, bonuses, and CPP, EI, WCB contributions, share-based payment expense, and benefit premiums. Employee benefits are included in cost of goods sold, general and administration, research and product development, and sales and marketing expenses.

In the year ended December 31, 2022, employee benefits expense has been allocated as follows: $1,968,805 to general and administration expense (2021 - $1,476,174), $1,313,620 to cost of goods sold (2021 - $1,295,028), and $1,177,835 to research and product development expense (2021 - $1,174,743).

13. INCOME TAXES

(a) Income tax expense (benefit)

Components of income tax expense are:

	December 31, 2022 $	December 31, 2021 *Restated (note 3)* $
Current tax expense	-	215,376
Deferred tax expense (benefit)		
Origination and reversal of temporary differences	1,351,599	547,780
Tax rate changes and tax rate differences	59,834	230,592
Change in unrecognized deductible temporary differences	61,546	(1,021,144)
Prior period adjustments	(94,162)	(40,077)
Income tax expense (benefit)	1,378,817	(67,473)

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial corporate tax rates to income before tax. These differences result from the following:

	December 31, 2022 $	December 31, 2021 *Restated (note 3)* $
Income before tax	5,776,915	3,297,982
Statutory income tax rate	23.00%	23.00%
Expected income tax expense	1,328,690	758,536
Increase (decrease) resulting from:		
Non taxable items	22,909	4,620
Change in unrecognized deductible temporary differences	61,546	(1,021,144)
Change in tax rates and rate differences	59,834	230,592
Prior period adjustments	(94,162)	(40,077)
Income tax expense (benefit)	1,378,817	(67,473)

(b) Recognized deferred tax assets and liabilities

	December 31, 2022 $	December 31, 2021 Restated (note 3) $
Deferred tax assets are attributable to the following:		
Patents	151,645	161,657
Intangibles	44,051	47,366
Other	558	558
SRED pool	302,141	235,966
Lease liability	602,379	609,251
Non-capital losses	817,164	2,180,205
Deferred tax assets	1,917,938	3,235,003
Offset by deferred tax liabilities	(1,917,938)	(2,952,154)
Net deferred tax asset	-	282,849
Deferred tax liabilities are attributable to the following:		
Property and equipment	(2,817,280)	(2,775,829)
SRED investment tax credits	(196,626)	(176,325)
Deferred tax liabilities	(3,013,906)	(2,952,154)
Offset by deferred tax assets	1,917,938	2,952,154
Net deferred tax liability	(1,095,968)	-

(c) Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2022 $	December 31, 2021 $
Deductible temporary differences	21,778	22,885
Tax losses	9,048,460	8,818,642
	9,070,238	8,841,527

The non-capital loss carryforwards expire between 2027 and 2041. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company and its subsidiaries can utilize the benefits.

14. COMMITMENTS AND CONTINGENCIES

a) During the year ended December 31, 2012, the Company entered into a licence agreement for a new technology to increase the concentration of avenanthramides in oats. The Company shall pay an annual royalty percentage rate of 2% of sales, payable every January 1st and July 1st, subject to a minimum annual royalty payment according to the schedule below:

Year	Amount
2012	nil
2013	$12,500
2014	$37,500
2015	$50,000
2016	$50,000

And $50,000 each year thereafter while the licence agreement remains in force. The agreements remain in force until the patents expire or are abandoned.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

(b) During the year ended December 31, 2014, the Company entered into a licence agreement with the University of Alberta for the rights to an enabling pressurized gas expanded technology (PGX) that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients. The agreement expires after a term of 20 years or after the expiration of the last patent obtained, whichever event shall occur first.

In accordance with the agreement and as amended on February 2, 2015, the Company shall pay the following royalties, payable on a semi-annual basis:

(a) a royalty of 3.5% of net sales generated from the field of pharmaceuticals;

(b) a royalty of 3.0% of net sales generated from the field of nutraceuticals;

(c) a royalty of 2.75% of net sales generated from the field of cosmetics;

(d) a royalty of 1.0% of net sales generated from the field of functional foods; and

(e) a royalty of 3.0% of net sales generated from other fields.

The Company shall pay a minimum annual advance on earned royalties of $5,000 commencing March 1, 2017 and every year thereafter while the licence agreement remains in force.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

15. REVENUE

The Company has one reportable operating segment and revenue stream, being the operations relating to the active ingredient product technology industry.

The active ingredient product technology industry involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for healthcare and cosmetic industries. Active ingredients produced include oat beta glucan and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

Geographic Information

The following table presents revenue from contracts with customers disaggregated by geographic location to depict how the nature, amount, timing, and uncertainty of revenue and cash flows could be affected by economic factors:

Year Ended December 31,	2022 $	2021 $
United States	11,071,801	11,389,652
Germany	5,934,994	4,001,952
China	1,724,509	1,671,026
Other	70,151	63,144
Canada	38,152	69,555
	18,839,607	17,195,329

During the year ended December 31, 2022, the Company had export sales to one major distributor of the Company's products in the aggregate amount of $17,638,541 representing 94% of total revenue (2021 - $15,885,193 representing 92% of total revenue). This major distributor sells to dozens of customers on a worldwide basis.

All the assets of the Company, which support the revenues of the Company, are located in Canada.

16. FINANCIAL INSTRUMENTS

Financial assets and financial liabilities measured at fair value in the balance sheet are grouped into three Levels of a fair value hierarchy. The three Levels are defined based on the observability of significant inputs to the measurement, as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
- Level 3: unobservable inputs for the asset or liability

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of cash and cash equivalents, trade and other receivables, and accounts payable and accrued liabilities approximate their carrying amount(s) due to their short-term nature.

The Company has exposure to credit, liquidity, and market risk as follows:

a) Credit risk

Trade and other receivables

The Company makes sales to distributors that are well-established within their respective industries. Based on previous experience, the counterparties had zero default rates and management views this risk as minimal. Approximately 93% of trade receivables are due from one distributor at December 31, 2022 (December 31, 2021 – 93% from one distributor). This main distributor is considered to have good credit quality and historically has had a high quality credit rating. The majority of the Company's sales are invoiced on standard commercial terms of 30 days.

The aging of trade receivables is as follows:

	December 31, 2022	December 31, 2021
	$	$
Not yet due	1,567,892	1,378,587
Less than 30 days past due	1,226,880	262,125
Less than 60 days past due, more than 30 days past due	25,528	413,842
More than 60 days past due	-	38,288
Total	2,820,300	2,092,842

The Company has not assessed any trade receivables past due as impaired.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure expected credit losses, trade receivables are grouped based on shared credit risk characteristics and days past due. The expected loss rates for trade receivables are determined on a combined company-wide basis based upon the Company's historic default rates over the expected life of trade receivables adjusted for forward-looking estimates. The expected credit losses calculated for December 31, 2022 and December 31, 2021 are not significant and have not been recognized.

Other receivables can represent amounts due for research program claims, government funding claims, government goods and services taxes, and scientific and research tax credits. The collectability risk is deemed to be low because of the good quality credit rating of the counterparties.

Cash and cash equivalents

The Company has cash and cash equivalents in the amount of $13,810,998 at December 31, 2022 (December 31, 2021 - $7,780,989) and mitigates its exposure to credit risk on its cash balances by maintaining its bank accounts with Canadian Chartered Banks and investing in low risk, high liquidity investments.

There are no impaired financial assets. The maximum exposure to credit risk is the carrying amount of the Company's trade and other receivables and cash and cash equivalents. The Company does not hold any collateral as security.

b) Liquidity risk

Liquidity risk relates to the risk that the Company will encounter difficulty in meeting its financial obligations. The Company may be exposed to liquidity risks if it is unable to collect its trade and other receivables balances in a timely manner, which could in turn impact the Company's long-term ability to meet commitments under its current facilities. In order to manage this liquidity risk, the Company regularly reviews its aged trade receivables listing to ensure prompt collections. There is no assurance that the Company will obtain sufficient funding to execute its strategic business plan.

The following is the contractual maturity of the Company's financial liabilities and obligations at December 31, 2022:

	within 1 year $	1 to 3 years $	3 to 5 years $	over 5 years $	Total $
Accounts payable and accrued liabilities	1,730,377	-	-	-	1,730,377

c) Market risk

Market risk is comprised of interest rate risk, foreign currency risk, and other price risk. The Company's exposure to market risk is as follows:

1. Foreign currency risk

Foreign currency risk arises from the fluctuations in foreign exchange rates and the degree of volatility of these rates relative to the Canadian dollar.

The following table summarizes the impact of a 1% change in the foreign exchange rates of the Canadian dollar against the US dollar (USD) on the financial assets and liabilities of the Company. The amounts have been translated based on the exchange rate at December 31, 2022.

	Carrying Amount (USD)	Foreign Exchange Risk (CDN)	
		-1%	+1%
		Net Income	Net Income
Financial assets			
Trade receivables	2,080,998	26,816	(26,816)
Financial liabilities			
Accounts payable and accrued liabilities	969,542	(12,493)	12,493
Total increase (decrease)		14,323	(14,323)

The carrying amount of trade receivables and accounts payable and accrued liabilities in USD represents the Company's exposure at December 31, 2022.

2. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company has minimal interest rate risk because it has no long-term debt.

17. CAPITAL DISCLOSURES

The Company considers its capital to be its equity. The Company's objective in managing capital is to ensure a sufficient liquidity position to finance its manufacturing operations, research and development activities, administration and marketing expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders when possible.

The Company has funded its activities through public offerings and private placements of common shares, royalty offerings, loans, convertible debentures, and grant contributions.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management did not change during the year ended December 31, 2022.

18. GRANT FUNDING

a) The Company entered into Canadian Agricultural Adaptation Program ("CAAP") repayable contribution agreements for total possible funding of $1,339,625 receivable over the years from October 7, 2010 through September 30, 2012. During the year ended December 31, 2012, the Company voluntarily amended the maximum possible funding under the agreement to $671,068 as a result of lower anticipated project expenditures. The end date for project expenditures was also extended one year to September 30, 2013. The Company received funding of $671,068 to December 31, 2013, under this program and no further funds were received. All amounts claimed under the program were repayable interest free over eight years beginning in 2014. This funding was fully repaid at December 31, 2021.

b) During the year ended December 31, 2019, the Company entered into a contribution agreement with the National Research Council of Canada's Industrial Research Assistance Program (NRC - IRAP) for non-repayable funding of up to a maximum of $268,000 for costs incurred on the continued development of the Company's PGX Technology for the generation of biopolymers or drug delivery systems for deployment into the functional food, cosmetic and drug delivery markets. During the year ended December 31, 2019, the Company received or recorded as a receivable $153,936 which was recorded as a reduction of research and project development expenses. At December 31, 2019, NRC-IRAP and the Company agreed to amend the contribution agreement to decommit $25,000 of the non-repayable funding. The agreement has been amended twice in 2020. During the first quarter of 2020, NRC-IRAP and the Company agreed to amend the contribution agreement to increase funding by $107,000 for the period April 1, 2020 – March 31, 2022, and in October 2020, the contribution agreement was amended again to increase funding by $240,000 for the period April 1, 2020, to March 31, 2022. During the year ended December 31, 2020, the Company received or recorded as a receivable $367,542 which was recorded as a reduction of research and project development expenses. During the year ended December 31, 2021, the Company received $68,522 which was recorded as a reduction of research and development expenses. The project was completed at December 31, 2021.

c) During the year ended December 31, 2021, the Company entered into a new contribution agreement with the National Research Council of Canada's Industrial Research Assistance Program (NRC - IRAP) for non-repayable funding of up to a maximum of $480,000 for costs incurred on the design of a pharmaceutical PGX processing unit, impregnation unit, and spray chamber unit for the Company's PGX Technology with the aim to boost the innovation capacity of the technology towards pharmaceutical applications. During the year ended December 31, 2021, the Company recognized $57,651 of funding which was recorded as a reduction of research and development expenses, of which $24,832 was included in other receivables at year-end. During the year ended December 31, 2022, the Company recognized $409,574 of funding which has been recorded as a reduction of research and development expenses, of which $22,293 has been included in other receivables at year-end. The Company received an additional $3,655 in the first quarter of 2023 and the project was completed.

19. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Company's liabilities arising from financing activities can be classified as follows:

	CAAP loan $	Lease Liabilities $	Total $
Balance January 1, 2022	-	2,648,917	2,648,917
Cash changes			
Repayments	-	(299,109)	(299,109)
Non cash changes			
Lease addition	-	269,229	269,229
Balance December 31, 2022	-	2,619,037	2,619,037

	CAAP loan $	Lease Liabilities $	Total $
Balance January 1, 2021	72,263	2,899,575	2,971,838
Cash changes			
Repayments	(83,884)	(250,658)	(334,542)
Non cash changes			
Accretion	11,621	-	11,621
Balance December 31, 2021	-	2,648,917	2,648,917

20. INCOME PER COMMON SHARE

Year Ended December 31,	2022	2021 *Restated*
Net income for the year for basic and diluted earnings per share calculation	$4,398,098	$3,365,455
Weighted average number of common shares outstanding	77,961,714	77,673,804
Effect of dilutive stock options	620,369	916,902
Diluted weighted average number of common shares	78,582,083	78,590,706
Income per share - basic	$0.06	$0.04
Income per share - diluted	$0.06	$0.04

For the year ended December 31, 2022, 1,302,000 (year ended December 31, 2021 – 430,000) stock options outstanding have not been included in the diluted income per share calculation because the options' exercise price was greater than the average market price of the common shares during the year.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2023 and 2022

Ceapro Inc.

CEAPRO INC.

Condensed Interim Consolidated Balance Sheets

Unaudited

	September 30, 2023	December 31, 2022
	$	$
ASSETS		
Current Assets		
Cash and cash equivalents	11,355,731	13,810,998
Trade receivables	982,895	2,820,300
Other receivables	81,844	64,808
Inventories (note 4)	5,370,967	3,757,040
Prepaid expenses and deposits	214,371	135,133
Total Current Assets	18,005,808	20,588,279
Non-Current Assets		
Investment tax credits receivable	854,895	854,895
Deposits	76,954	76,954
Licences (note 5)	10,366	12,588
Property and equipment (note 6)	14,996,189	16,201,755
Total Non-Current Assets	15,938,404	17,146,192
TOTAL ASSETS	33,944,212	37,734,471
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	1,246,197	1,730,377
Current portion of lease liabilities (note 7)	391,241	370,460
Total Current Liabilities	1,637,438	2,100,837
Non-Current Liabilities		
Long-term lease liabilities (note 7)	1,953,295	2,248,577
Deferred tax liabilities	390,109	1,095,968
Total Non-Current Liabilities	2,343,404	3,344,545
TOTAL LIABILITIES	3,980,842	5,445,382
Equity		
Share capital (note 8 (b))	16,721,867	16,694,625
Contributed surplus (note 8 (e))	4,941,386	4,714,404
Retained earnings	8,300,117	10,880,060
Total Equity	29,963,370	32,289,089
TOTAL LIABILITIES AND EQUITY	33,944,212	37,734,471

See accompanying notes

Approved on Behalf of the Board

SIGNED: "Geneviéve Foster"
Director

SIGNED: "Dr. Ulrich Kosciessa"
Director

CEAPRO INC.
Condensed Interim Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income
Unaudited

	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022 Restated (note 3)	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022 Restated (note 3)
	$	$	$	$
Revenue (note 14)	2,618,973	3,845,370	7,982,542	15,517,393
Cost of goods sold	1,538,950	1,572,538	4,226,411	5,703,731
Gross margin	1,080,023	2,272,832	3,756,131	9,813,662
Research and product development	584,665	314,250	2,085,127	1,213,455
General and administration	1,972,884	869,110	5,119,395	2,707,430
Sales and marketing	11,837	6,160	33,474	20,707
Finance costs (note 10)	31,450	31,382	152,894	151,592
(Loss) income from operations	(1,520,813)	1,051,930	(3,634,759)	5,720,478
Other income (note 11)	(195,693)	(271,162)	(348,957)	(339,965)
(Loss) income before tax	(1,325,120)	1,323,092	(3,285,802)	6,060,443
Deferred tax (benefit) expense	(284,663)	312,625	(705,859)	1,431,981
Net (loss) income and comprehensive (loss) income for the period	(1,040,457)	1,010,467	(2,579,943)	4,628,462
Net (loss) income per common share (note 17):				
Basic	(0.01)	0.01	(0.03)	0.06
Diluted	(0.01)	0.01	(0.03)	0.06
Weighted average number of common shares outstanding (note 17):				
Basic	78,291,438	78,192,923	78,265,631	77,873,310
Diluted	78,291,438	78,817,665	78,265,631	78,519,944

See *accompanying notes*

CEAPRO INC.
Condensed Interim Consolidated Statements of Changes in Equity
Unaudited

	Share capital $	Contributed surplus $	Retained earnings $	Total equity $
Balance December 31, 2022	16,694,625	4,714,404	10,880,060	32,289,089
Share-based payments (note 8 (c))	-	237,324	-	237,324
Share options exercised	27,242	(10,342)	-	16,900
Total net loss and comprehensive loss for the period	-	-	(2,579,943)	(2,579,943)
Balance September 30, 2023	16,721,867	4,941,386	8,300,117	29,963,370
Balance December 31, 2021 *Restated (note 3)*	16,557,401	4,680,690	6,481,962	27,720,053
Share-based payments (note 8 (c))	-	72,926	-	72,926
Share options exercised	128,018	(52,378)	-	75,640
Total net income and comprehensive income for the period	-	-	4,628,462	4,628,462
Balance September 30, 2022 *Restated (note 3)*	16,685,419	4,701,238	11,110,424	32,497,081

See accompanying notes

CEAPRO INC.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited

Nine Months Ended September 30,	2023 $	2022 *Restated* *(note 3)* $
OPERATING ACTIVITIES		
Net (loss) income for the period	(2,579,943)	4,628,462
Adjustments for items not involving cash		
Finance costs	97,894	96,592
Depreciation and amortization	1,458,429	1,415,361
Deferred income tax (benefit) expense	(705,859)	1,431,981
Share-based payments	237,324	72,926
	(1,492,155)	7,645,322
CHANGES IN NON-CASH WORKING CAPITAL ITEMS		
Trade receivables	1,837,405	(817,830)
Other receivables	(17,036)	(34,006)
Inventories	(1,613,927)	(956,409)
Prepaid expenses and deposits	(74,713)	9,046
Accounts payable and accrued liabilities relating to operating activities	(558,953)	(105,557)
	(427,224)	(1,904,756)
Net (loss) income for the period adjusted for non-cash and working capital items	(1,919,379)	5,740,566
Interest paid	(97,894)	(96,592)
CASH (USED IN) GENERATED FROM OPERATIONS	(2,017,273)	5,643,974
INVESTING ACTIVITIES		
Purchase of property and equipment	(250,641)	(326,544)
Deposits relating to the purchase of equipment	(4,525)	-
Accounts payable and accrued liabilities relating to investing activities	74,773	(47,754)
CASH USED IN INVESTING ACTIVITIES	(180,393)	(374,298)
FINANCING ACTIVITIES		
Stock options exercised	16,900	75,640
Repayment of lease liabilities	(274,501)	(216,236)
CASH USED IN FINANCING ACTIVITIES	(257,601)	(140,596)
(Decrease) increase in cash and cash equivalents	(2,455,267)	5,129,080
Cash and cash equivalents at beginning of the period	13,810,998	7,780,989
Cash and cash equivalents at end of the period	11,355,731	12,910,069

See accompanying notes

Cash and cash equivalents are comprised of $11,355,731 (December 31, 2022 - $13,810,998) on deposit with financial institutions.

1. NATURE OF BUSINESS OPERATIONS

Ceapro Inc. (the "Company") is incorporated under the Canada Business Corporations Act and is listed on the TSX Venture Exchange under the symbol CZO and on the OTCQX® Best Market under the symbol CRPOF. The Company's primary business activities relate to the development and commercialization of natural products for personal care, cosmetic, human, and animal health industries using proprietary technology, natural, renewable resources, and developing innovative products, technologies, and delivery systems.

The Company's head office address is 7824 51 Avenue NW, Edmonton, AB T6E 6W2.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of consolidated financial statements, including IAS 34, "Interim Financial Reporting". The accounting principles and methods of computation adopted in these financial statements are the same as those of the annual financial statements for the year ended December 31, 2022.

Omitted from these statements are certain information and note disclosures normally included in the annual financial statements. The financial statements and notes presented should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022.

The Audit Committee authorized these condensed interim consolidated financial statements for issue on November 28, 2023.

b) Basis for presentation

These condensed interim consolidated financial statements have been prepared on the historical cost basis. All transactions are recorded on an accrual basis.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Ceapro (P.E.I.) Inc. and Juvente^{DC} Inc.

All intercompany accounts and transactions have been eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

c) Future accounting pronouncements

The IASB has published several new, but not yet effective, standards, amendments to existing standards, and interpretations. None of these standards, amendments to existing standards, or interpretations have been early adopted by the Company, and management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. No pronouncements have been disclosed as they are not expected to have a material impact on the Company's condensed interim consolidated financial statements.

3. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

During the year ended December 31, 2022, the Company conducted a detailed evaluation of the manufacturing process of its extraction facility in Edmonton in order to assess the appropriateness of the accounting estimates used to assign the costs of conversion of inventories from the raw materials stage through to the finished goods stage for the valuation of inventories.

Pursuant to the completion of the analysis, the Company changed its method of assigning the costs of conversion to ensure the valuation of inventory incorporates the costs of conversion more appropriately through the different stages of production for the multiple products produced at the facility. The change will also allow for more appropriate valuation of future products currently under development. In applying the change to the method of assigning conversion costs, the Company determined that more costs of conversion should have been allocated to the work in progress inventories and less to cost of goods sold at December 31, 2021. As a result, the Company restated the consolidated financial statements for the year ended December 31, 2021. The consolidated financial statements of the Company for the year ended December 31, 2022, reflect the adjustments for which the accounts were restated. Refer to Note 3 of the audited consolidated financial statements for the year ended December 31, 2022.

The following is a summary of the impacts from changing the method of assigning costs of conversion to inventories on the comparative consolidated statements of net income and comprehensive income, changes in equity, and cash flows for the three and nine months ended September 30, 2022.

Impact on Condensed Interim Consolidated Statements of Net Income And Comprehensive Income

Nine Months Ended September 30, 2022	Previously Reported $	Adjustment $		Restated $
Cost of goods sold	5,845,479	(141,748)	a)	5,703,731
Gross margin	9,671,914	141,748		9,813,662
Income before tax	5,918,695	141,748		6,060,443
Deferred income tax expense	1,398,488	33,493		1,431,981
Net income and comprehensive income	4,520,207	108,255		4,628,462
Net income per common share (basic and diluted)	0.06	-		0.06

Impact on Condensed Interim Consolidated Statements of Net Income And Comprehensive Income

Three Months Ended September 30, 2022	Previously Reported $	Adjustment $		Restated $
Cost of goods sold	1,767,400	(194,862)	a)	1,572,538
Gross margin	2,077,970	194,862		2,272,832
Income before tax	1,128,230	194,862		1,323,092
Deferred income tax expense	266,582	46,043		312,625
Net income and comprehensive income	861,648	148,819		1,010,467
Net income per common share (basic and diluted)	0.01	-		0.01

a) The change to the method of assigning costs to inventories impacts the timing of when costs are allocated to inventories and when they are released to cost of goods sold and has also impacted the allocation of depreciation assigned to the cost of inventories and cost of goods sold. The amount of depreciation included in inventories at September 30, 2022, has been restated from $265,926 to $570,671 and the amount of depreciation included in cost of goods sold has been restated from $891,910 to $587,165 (see note 6). The amount of inventories expensed to cost of goods sold during the three and nine month periods ended September 30, 2022, has been restated from $1,755,954 and $5,811,222 respectively to $1,404,016 and $5,023,491 (see note 4).

Impact on Condensed Interim Consolidated Statements of Changes in Equity

Nine Months Ended September 30, 2022	Previously Reported $	Adjustment $		Restated $
Retained earnings at December 31, 2021	5,958,984	522,978	(b)	6,481,962
Net income and comprehensive income	4,520,207	108,255		4,628,462
Retained earnings at September 30, 2022	10,479,191	631,233	(b)	11,110,424

b) The adjustment to retained earnings for the nine month period ended September 30, 2022, as previously reported, reflects the impact on opening retained earnings at December 31, 2021 (refer to Note 3 of the audited consolidated financial statements for the year ending December 31, 2022) offset with the impact from the change in net income and comprehensive income for the nine month period ended September 30, 2022.

Impact on Condensed Interim Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2022	Previously Reported $	Adjustment $	Restated $
Operating Activities:			
Net income	4,520,207	108,255	4,628,462
Adjustments for items not involving cash:			
Deferred income tax expense	1,398,488	33,493	1,431,981
Changes in Non-Cash Working Capital Items:			
Inventories	(814,661)	(141,748)	(956,409)

There is no impact to cash flows other than the presentation of line items within the operating activities section in the condensed interim consolidated statement of cash flows. Furthermore, there is no impact to any line item in investing activities or financing activities.

4. INVENTORIES

The Company had the following inventories at the end of each reporting period:

	September 30, 2023	December 31, 2022
	$	$
Raw materials	1,200,991	864,717
Work in progress	3,227,717	2,527,445
Finished goods	942,259	364,878
	5,370,967	3,757,040

Inventories expensed to cost of goods sold during the three and nine month periods ended September 30, 2023, are $1,371,389 and $3,821,267 respectively (September 30, 2022, *Restated* - $1,404,016 and $5,023,491).

5. LICENCES

During the year ended December 31, 2014, and as amended on February 2, 2015, the Company entered into a licence agreement with the University of Alberta for the rights to a technology that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients for all industrial applications. The agreement expires after a term of 20 years or after the expiration of the last patent obtained, whichever event shall occur first. There is no initial licence fee, but the Company is required to make royalty payments (see note 13 (b)).

During the year ended December 31, 2012, the Company entered into a licence agreement for a new technology to increase the concentration of avenanthramides in oats. The Company paid a fee of $44,439 to cover previous patent costs and commenced amortizing the licence over 15 years in April 2012. Amortization of $2,222 has been included in general and administration expense for the nine month period ended September 30, 2023 (September 30, 2022 - $2,222) (see note 13 (a)).

Cost of licences	$
Balance - December 31, 2022	44,439
Additions	-
Balance - September 30, 2023	44,439
Accumulated amortization	
Balance - December 31, 2022	31,851
Amortization	2,222
Balance - September 30, 2023	34,073
Net book value	
Balance - September 30, 2023	10,366
Balance - December 31, 2022	12,588

6. PROPERTY AND EQUIPMENT

Cost	Equipment Not Available For Use $	Manufacturing Equipment $	Office Equipment $	Computer Equipment $	Buildings $	Leasehold Improvements $	Total $
December 31, 2022	1,982,124	12,501,368	327,638	594,367	3,699,885	8,730,885	27,836,267
Additions	66,879	91,033	6,195	18,022	-	68,512	250,641
September 30, 2023	2,049,003	12,592,401	333,833	612,389	3,699,885	8,799,397	28,086,908
Accumulated Depreciation							
December 31, 2022	-	6,562,627	279,056	486,792	1,351,397	2,954,640	11,634,512
Additions	-	639,467	7,812	25,626	290,258	493,044	1,456,207
September 30, 2023	-	7,202,094	286,868	512,418	1,641,655	3,447,684	13,090,719
Carrying Amount							
September 30, 2023	2,049,003	5,390,307	46,965	99,971	2,058,230	5,351,713	14,996,189
December 31, 2022	1,982,124	5,938,741	48,582	107,575	2,348,488	5,776,245	16,201,755

Depreciation expense is allocated to the following expense categories:

	Cost Of Goods Sold $	Inventory $	General And Administration $	Total $
Nine Months Ended September 30, 2023	384,750	783,223	288,234	1,456,207
Nine Months Ended September 30, 2022 *Restated*	587,165	570,671	255,074	1,412,910

Included in the net carrying amount of property and equipment at September 30, 2023, are right-of-use assets relating to buildings, in the amount of $2,058,230 (December 31, 2022 - $2,348,488).

Included in the carrying amount of leasehold improvements is $1,059,707 (December 31, 2022 - $1,059,707) and included in the carrying amount of equipment not available for use is $2,049,003 (December 31, 2022 - $1,982,124) which represent the accumulated expenditures incurred on the purchase of an ethanol recovery system, equipment purchased for technology scale-up, other equipment, and the engineering design for the related construction and installation of the ethanol recovery system. At September 30, 2023, no amortization has commenced on these balances as construction and installation activities have not commenced.

Subsequent to the quarter, the Company has entered into a purchase commitment with a European specialized engineering firm for the supply of engineering, services and equipment related to the construction of a PGX-100 pilot plant for 1,015,000 Euro. The purchase is expected to be completed in 2024 and based on the exchange rate at September 30, 2023, the estimated payments will be approximately $1,452,000 CAD.

7. LEASE LIABILITIES

The Company has leases for manufacturing facilities, office space, and warehouse. The lease liabilities consist of leases of buildings. The leases have been discounted using interest rates between 3.42% - 6.76%.

	Nine Months Ended September 30, 2023 $	Year Ended December 31, 2022 $
Balance at beginning of period	2,619,037	2,648,917
Additions	-	269,229
Interest expense	99,053	129,584
Lease payments	(373,554)	(428,693)
Balance at end of year	2,344,536	2,619,037
Less current portion	391,241	370,460
Non-current portion	1,953,295	2,248,577

Future minimum lease payments at September 30, 2023, are as follows:

	Within one year $	One to five years $	More than five years $	Total $
Lease payments	506,406	1,692,601	546,857	2,745,864
Finance charges	(115,165)	(264,123)	(22,040)	(401,328)
Net present values	391,241	1,428,478	524,817	2,344,536

In November 2022, the Company entered into a new five year lease agreement for additional space for the installation of a mid-level scale-up of the PGX technology. This new lease resulted in a $269,229 addition to the lease liability and a corresponding increase to the right of use asset for buildings.

The expense relating to payments not included in the measurement of the lease liabilities is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023 $	2022 $
Short-term leases	6,494	6,139	19,482	18,416

At September 30, 2023, the Company was committed to short term leases and the total commitment at that date was $13,586 (December 31, 2022 - $33,068).

8. SHARE CAPITAL

a. Authorized

i. Unlimited number of Class A voting common shares. Class A common shares have no par value.

ii. Unlimited number of Class B non-voting common shares. There are no issued Class B common shares.

b. Issued - Class A Common Shares

	Nine Months Ended September 30, 2023		Year Ended December 31, 2022	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at beginning of the period	78,233,177	16,694,625	77,685,843	16,557,401
Stock options exercised	60,000	27,242	547,334	137,224
Balance at end of the period	78,293,177	16,721,867	78,233,177	16,694,625

c. Stock Option Share-Based Payment Plan

The Company has granted stock options to eligible employees, directors, officers, and consultants under stock option plans that vest over two-year periods and have a maximum term of ten years.

The Company uses the Black-Scholes option pricing model to price its options.

In the nine month period ended September 30, 2023, the Company granted 920,000 (September 30, 2022 – 450,000) stock options. The application of the fair value based method requires the use of certain assumptions regarding the risk-free market interest rate, expected volatility of the underlying stock, life of the options, and forfeiture rate. The weighted average risk-free rate used in 2023 was 3.23% (2022 – 2.49%), the weighted average expected volatility was 65% (2022 – 66%) which was based on prior trading activity of the Company's shares for the period corresponding with the expected life of the options, the weighted average expected life of the options was 5 years (2022 – 5 years), the forfeiture rate was 0% (2022 – 0%), the weighted average share price was $0.61 (2022 - $0.51), the weighted average exercise price was $0.61 (2022 - $0.51), and the expected dividends were nil (2022 – nil). The weighted average grant date fair value of options granted in the nine month period ended September 30, 2023, was $0.35 (2022 - $0.29) per option.

The share-based payments expense recorded during the current three and nine month periods relating to options granted in 2023, 2022, and 2021 is $44,833 and $237,324 respectively (during 2022 relating to options granted in 2022, 2021 and 2020 is $33,002 and $72,926).

A summary of the status of the Company's stock options at September 30, 2023 and December 31, 2022 and changes during the periods ended on those dates is as follows:

	Nine Months Ended September 30, 2023		Year Ended December 31, 2022	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at beginning of period	2,742,999	0.67	2,990,333	0.56
Granted	920,000	0.61	450,000	0.51
Exercised	(60,000)	0.28	(547,334)	0.15
Forfeited	(251,667)	0.60	(150,000)	0.64
Outstanding at end of period	3,351,332	0.66	2,742,999	0.67
Exercisable at end of period	2,634,665	0.69	2,432,999	0.69

Stock options outstanding are as follows:

Fair Value $	Exercise Price $	Year of Expiration	Contractual Life Remaining (years)	Number of Options Outstanding	Number of Options Exercisable
0.25	0.44	2028	4.8	30,000	10,000
0.32	0.58	2028	4.6	150,000	50,000
0.35	0.62	2028	4.3	670,000	223,333
0.32	0.56	2027	3.8	150,000	100,000
0.30	0.52	2027	3.6	150,000	100,000
0.24	0.44	2027	3.4	150,000	100,000
0.35	0.64	2026	3.0	30,000	30,000
0.21	0.36	2025	1.3	266,666	266,666
0.25	0.39	2024	0.3	272,666	272,666
0.47	0.50	2028	4.3	185,000	185,000
1.22	1.30	2027	3.6	10,000	10,000
1.65	1.75	2027	3.3	400,000	400,000
0.34	0.36	2025	1.6	150,000	150,000
0.47	0.50	2025	1.3	100,000	100,000
0.60	0.64	2025	1.3	487,000	487,000
0.37	0.27	2024	1.1	150,000	150,000
				3,351,332	2,634,665
Weighted Average Contractual Life Remaining				2.7	2.3

d. Restricted Share Unit Share-Based Payment Plan

Effective June 1, 2017, the Company adopted a restricted share unit plan, which provides for the grant of restricted share units ("RSU's") to existing or proposed directors, employees, and consultants of the Company and its subsidiaries or any insider of the Company and its subsidiaries. Under the plan, the maximum number of common shares that may be reserved for issuance is fixed at 1,000,000. On the vesting of RSU's, the common shares of the Company will be issued from the same 10% rolling pool as the common shares issued under the stock option plan. The obligations under the RSU plan can be settled at the Company's discretion through either the issuance of cash

or the issuance of common shares. The Company intends to settle the obligations through the issuance of common shares.

The Company did not grant RSU's during the nine month period ended September 30, 2023 or the year ended December 31, 2022, and there are no RSU's outstanding during those periods.

Of the 1,000,000 RSU's authorized for grant under the RSU plan, at September 30, 2023, 370,000 RSU's are available for grant (December 31, 2022 – 370,000).

e. Contributed Surplus

	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
	$	$
Balance at beginning of the period	4,714,404	4,680,690
Share-based payments (note 8 (c))	237,324	89,648
Stock options exercised	(10,342)	(55,934)
Balance at end of the period	4,941,386	4,714,404

9. RELATED PARTY TRANSACTIONS

Related party transactions during the periods are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
	$	$	$	$
Key management salaries, short-term benefits, consulting fees, and director fees	428,072	320,389	1,379,274	958,416
Key management personnel share-based payments	24,430	10,145	139,990	47,412
Research and development expenditures paid to Angiogenesis Foundation for which a director of the Company is the CEO of the Foundation	66,200	-	271,085	-

Balance as at September 30,	2023 $	2022 $
Amount payable to directors	-	116,659

These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

10. FINANCE COSTS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
	$	$	$	$
Interest on lease liabilities	31,450	31,382	97,894	96,592
Royalties (note 13)	-	-	55,000	55,000
	31,450	31,382	152,894	151,592

11. OTHER INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
	$	$	$	$
Foreign exchange gain	(83,413)	(251,026)	(4,645)	(349,665)
Other (income) expense	(112,280)	(20,136)	(344,312)	9,700
	(195,693)	(271,162)	(348,957)	(339,965)

12. EMPLOYEE BENEFITS EXPENSE

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
	$	$	$	$
Employee benefits	1,242,622	1,111,678	3,967,077	3,273,128

Employee benefits include wages, salaries, bonuses, and CPP, EI, WCB contributions, share-based payment expense, and benefit premiums. Employee benefits are included in cost of goods sold, general and administration and research and product development expenses.

In the nine month period ended September 30, 2023, employee benefits expense has been allocated as follows: $2,193,267 to general and administration expense (2022 - $1,437,743), $913,890 to cost of goods sold (2022 - $980,708), and $859,920 to research and product development expense (2022 - $854,677).

In the three month period ended September 30, 2023, employee benefits expense has been allocated as follows: $660,938 to general and administration expense (2022 - $525,100), $287,945 to cost of goods sold (2022 - $317,274), and $293,739 to research and product development expense (2022 - $269,304).

13. COMMITMENTS AND CONTINGENCIES

a) During the year ended December 31, 2012, the Company entered into a licence agreement for a new technology to increase the concentration of avenanthramides in oats. The Company shall pay an annual royalty percentage rate of 2% of sales, payable every January 1st and July 1st, subject to a minimum annual royalty payment according to the schedule below:

Year	Amount
2012	nil
2013	$12,500
2014	$37,500
2015	$50,000
2016	$50,000

And $50,000 each year thereafter while the licence agreement remains in force. The agreements remain in force until the patents expire or are abandoned.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

(b) During the year ended December 31, 2014, the Company entered into a licence agreement with the University of Alberta for the rights to an enabling pressurized gas expanded technology (PGX) that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients. The agreement expires after a term of 20 years or after the expiration of the last patent obtained, whichever event shall occur first.

In accordance with the agreement and as amended on February 2, 2015, the Company shall pay the following royalties, payable on a semi-annual basis:

(a) a royalty of 3.5% of net sales generated from the field of pharmaceuticals;

(b) a royalty of 3.0% of net sales generated from the field of nutraceuticals;

(c) a royalty of 2.75% of net sales generated from the field of cosmetics;

(d) a royalty of 1.0% of net sales generated from the field of functional foods; and

(e) a royalty of 3.0% of net sales generated from other fields.

The Company shall pay a minimum annual advance on earned royalties of $5,000 commencing March 1, 2017 and every year thereafter while the licence agreement remains in force.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

14. REVENUE

The Company has one reportable operating segment and revenue stream, being the operations relating to the active ingredient product technology industry.

The active ingredient product technology industry involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for healthcare and cosmetic industries. Active ingredients produced include oat beta glucan and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

Geographic Information

The following table presents revenue from contracts with customers disaggregated by geographic location to depict how the nature, amount, timing, and uncertainty of revenue and cash flows could be affected by economic factors:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
	$	$	$	$
United States	1,703,035	1,585,084	3,537,617	9,615,649
Germany	893,466	1,812,292	4,230,138	4,530,620
China	1,533	432,229	10,703	1,322,080
Other	13,331	7,645	176,105	29,234
Canada	7,608	8,120	27,979	19,810
	2,618,973	3,845,370	7,982,542	15,517,393

During the nine month period ended September 30, 2023, the Company had export sales to one major distributor of the Company's products in the aggregate amount of $7,207,228 representing 90% of total revenue (2022 - $14,663,480 representing 94% of total revenue). This major distributor sells to dozens of customers on a worldwide basis.

During the three month period ended September 30, 2023, the Company had export sales to one major distributor of the Company's products in the aggregate amount of $2,439,879 representing 93% of total revenue (2022 - $3,619,578 representing 94% of total revenue). This major distributor sells to dozens of customers on a worldwide basis.

All the assets of the Company, which support the revenues of the Company, are located in Canada.

15. FINANCIAL INSTRUMENTS

Financial assets and financial liabilities measured at fair value in the balance sheet are grouped into three Levels of a fair value hierarchy. The three Levels are defined based on the observability of significant inputs to the measurement, as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
- Level 3: unobservable inputs for the asset or liability

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of cash and cash equivalents, trade and other receivables, and accounts payable and accrued liabilities approximate their carrying amount(s) due to their short-term nature.

The Company has exposure to credit, liquidity, and market risk as follows:

a) Credit risk

Trade and other receivables

The Company makes sales to distributors that are well-established within their respective industries. Based on previous experience, the counterparties had zero default rates and management views this risk as minimal. Approximately 87% of trade receivables are due from one distributor at September 30, 2023 (December 31, 2022 – 93% from one distributor). This main distributor is considered to have good credit quality and historically has had a high quality credit rating. The majority of the Company's sales are invoiced on standard commercial terms of 30 days.

The aging of trade receivables is as follows:

	September 30, 2023	December 31, 2022
	$	$
Not yet due	927,903	1,567,892
Less than 30 days past due	54,992	1,226,880
Less than 60 days past due, more than 30 days past due	-	25,528
More than 60 days past due	-	-
Total	982,895	2,820,300

The Company has not assessed any trade receivables past due as impaired.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure expected credit losses, trade receivables are grouped based on shared credit risk characteristics and days past due. The expected loss rates for trade receivables are determined on a combined company-wide basis based upon the Company's historic default rates over the expected life of trade receivables adjusted for forward-looking estimates. The expected credit losses calculated for September 30, 2023 and December 31, 2022 are not significant and have not been recognized.

Other receivables can represent amounts due for research program claims, government funding claims, government goods and services taxes, and scientific and research tax credits. The collectability risk is deemed to be low because of the good quality credit rating of the counterparties.

Cash and cash equivalents

The Company has cash and cash equivalents in the amount of $11,355,731 at September 30, 2023 (December 31, 2022 - $13,810,998) and mitigates its exposure to credit risk on its cash balances by maintaining its bank accounts with Canadian Chartered Banks and investing in low risk, high liquidity investments.

There are no impaired financial assets. The maximum exposure to credit risk is the carrying amount of the Company's trade and other receivables and cash and cash equivalents. The Company does not hold any collateral as security.

b) Liquidity risk

Liquidity risk relates to the risk that the Company will encounter difficulty in meeting its financial obligations. The Company may be exposed to liquidity risks if it is unable to collect its trade and other receivables balances in a timely manner, which could in turn impact the Company's long-term ability to meet commitments under its current facilities. In order to manage this liquidity risk, the Company regularly reviews its aged trade receivables listing to ensure prompt collections. There is no assurance that the Company will obtain sufficient funding to execute its strategic business plan.

The following is the contractual maturity of the Company's financial liabilities and obligations at September 30, 2023:

	within 1 year $	1 to 3 years $	3 to 5 years $	over 5 years $	Total $
Accounts payable and accrued liabilities	1,246,197	-	-	-	1,246,197

c) Market risk

Market risk is comprised of interest rate risk, foreign currency risk, and other price risk. The Company's exposure to market risk is as follows:

1. Foreign currency risk

Foreign currency risk arises from the fluctuations in foreign exchange rates and the degree of volatility of these rates relative to the Canadian dollar.

The following table summarizes the impact of a 1% change in the foreign exchange rates of the Canadian dollar against the US dollar (USD) on the financial assets and liabilities of the Company. The amounts have been translated based on the exchange rate at September 30, 2023.

	Carrying Amount (USD)	Foreign Exchange Risk (CDN)	
		-1% Net Income	+1% Net Income
Financial assets			
Trade receivables	726,787	9,826	(9,826)
Financial liabilities			
Accounts payable and accrued liabilities	18,368	(249)	249
Total increase (decrease)		9,578	(9,578)

The carrying amount of trade receivables and accounts payable and accrued liabilities in USD represents the Company's exposure at September 30, 2023.

2. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company has minimal interest rate risk because it has no financial instruments exposed to changes in interest rates except cash and cash equivalents.

16. CAPITAL DISCLOSURES

The Company considers its capital to be its equity. The Company's objective in managing capital is to ensure a sufficient liquidity position to finance its manufacturing operations, research and development activities, administration and marketing expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders when possible.

The Company has funded its activities through public offerings and private placements of common shares, royalty offerings, loans, convertible debentures, and grant contributions.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management did not change during the period ended September 30, 2023.

17. (LOSS) INCOME PER COMMON SHARE

	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022 *Restated*	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022 *Restated*
Net (loss) income for the period for basic and diluted earnings per share calculation	($1,040,457)	$1,010,467	($2,579,943)	$4,628,462
Weighted average number of common shares outstanding	78,291,438	78,192,923	78,265,631	77,873,310
Effect of dilutive stock options	-	624,742	-	646,634
Diluted weighted average number of common shares	78,291,438	78,817,665	78,265,631	78,519,944
(Loss) Income per share - basic	($0.01)	$0.01	($0.03)	$0.06
(Loss) Income per share - diluted	($0.01)	$0.01	($0.03)	$0.06

As the Company was in a net loss position for the three and nine month periods ended September 30, 2023, the impact of the conversion of convertible stock options is anti-dilutive.

For the three and nine month periods ended September 30, 2022, 630,000 and 1,392,000 stock options outstanding respectively have not been included in the diluted income per share calculation because the options' exercise price was greater than the average market price of the common shares during the periods.

APPENDIX B TO SCHEDULE H – INFORMATION CONCERNING CEAPRO

CEAPRO MD&As

(See attached.)

The MD&A provides commentary on the results of operations for the years ended December 31, 2022 and 2021, the financial position as at December 31, 2022, and the outlook of Ceapro Inc. ("Ceapro" and "the Company") based on information available as at April 11, 2023. The following information should be read in conjunction with the audited consolidated financial statements as at December 31, 2022, and related notes thereto, as well as the audited consolidated financial statements for the year ended December 31, 2021, which are prepared in accordance with International Financial Reporting Standards (IFRS), and the Management's Discussion and Analysis (MD&A) for the year ended December 31, 2021. All comparative percentages are between the periods ended December 31, 2022 and 2021 and all dollar amounts are expressed in Canadian currency, unless otherwise noted. Additional information about Ceapro can be found on SEDAR at www.sedar.com.

Forward-looking Statements

This MD&A offers our assessment of Ceapro's future plans and operations as at April 11, 2023 and contains forward-looking statements. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. By their nature, forward-looking statements are subject to numerous risks and uncertainties, including those discussed below. Readers are cautioned that the assumptions used in the preparation of forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Actual results, performance, or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. No assurance can be given that any of the events anticipated will transpire or occur, or if any of them do so, what benefits Ceapro will derive from them. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise unless required by law.

Vision, Core Business, and Strategy

Ceapro is incorporated under the Canada Business Corporations Act; and its wholly-owned subsidiaries, Ceapro Technology Inc., Ceapro Active Ingredients Inc., and Ceapro BioEnergy Inc., are incorporated under the Alberta Business Corporations Act. Ceapro (P.E.I.) Inc. is a wholly-owned subsidiary incorporated in Prince Edward Island. Ceapro USA Inc. is a wholly-owned subsidiary incorporated in the state of Nevada. Juvente^{DC} Inc. (Juvente), is a wholly-owned subsidiary incorporated under the Canada Business Corporations Act. Effective December 31, 2021, the Company wound up Ceapro Technology Inc., Ceapro Active Ingredients Inc. and Ceapro BioEnergy Inc. into the Company and dissolved Ceapro USA Inc.

Ceapro is a growth stage biotechnology company. Our primary business activities relate to the development and commercialization of natural products for personal care, cosmetic, human, and animal health industries using proprietary technology, natural, renewable resources, and developing innovative products, technologies, and delivery systems.

Our products include:

- A commercial line of natural active ingredients, including *beta glucan, avenanthramides (colloidal oat extract)*, *oat powder*, *oat oil*, *oat peptides*, and *lupin peptides*, which are marketed to the personal care, cosmetic, medical, and animal health industries through our distribution partners and direct sales;

- A commercial line of natural anti-aging skincare products, utilizing active ingredients including beta glucan and avenanthramides, which are marketed to the cosmeceuticals market through our wholly-owned subsidiary, Juvente^{DC} Inc.; and

- Veterinary therapeutic products, including an *oat shampoo*, an *ear cleanser*, and a *dermal complex/conditioner*, which are manufactured and marketed to veterinarians in Japan and Asia.

Other products and technologies are currently in the research and development or pre-commercial stage. These technologies include:

- A potential platform using our *beta glucan* formulations to deliver compounds used for treatments in both personal and healthcare sectors;

- A variety of novel enabling technologies including Pressurized Gas eXpanded drying technology which is currently being tested on oat beta glucan but may have application for multiple classes of compounds; and

- The development of new technologies to increase the content of avenanthramides to high levels to enable new innovative products to be introduced to new markets including functional foods, nutraceuticals, and botanical drugs.

Our vision is to be a global leader in developing and commercializing products for the human and animal health markets through the use of proprietary technologies and renewable resources. We act as innovator, advanced processor, and formulator in the development of new products. We deliver our technology to the market through distribution partnerships and direct sales efforts. Our strategic focus is in:

- Identifying unique plant sources and technologies capable of generating novel active natural products;

- Increasing sales and expanding markets for our current active ingredients;

- Developing and marketing additional high-value proprietary therapeutic natural products;

- Developing and improving manufacturing technologies to ensure efficiencies; and

- Advancing new partnerships and strategic alliances to develop new commercial active ingredients with various formulations to expand our markets.

As a knowledge-based enterprise, we will also expand and strengthen our patent portfolio and build the necessary infrastructure to become a global biopharmaceutical company.

Our business growth depends on our ability to access global markets through distribution partnerships. Our marketing strategy emphasizes providing technical support to our distributors and their customers to maximize the value of our technology and product utilization. Our vision and business strategy are supported by our commitment to the following core values:

- Adding value to all aspects of our business;

- Enhancing the health of humans and animals;

- Discovering and commercializing new, therapeutic natural ingredients and bioprocessing technologies;

- Producing the highest quality work possible in products, science, and business; and

- Developing personnel through guidance, opportunities, and encouragement.

To support these objectives, we believe we have strong intellectual and human capital resources and we are developing a strong base of partnerships and strategic alliances to exploit our technology. The current economic environment provides challenges in obtaining financial resources to fully exploit opportunities. To fund our operations, Ceapro relies upon revenues primarily generated from the sale of active ingredients, and the proceeds of public and private offerings of equity securities, debentures, government grants and loans, and other investment offerings.

Results of Operations – Years Ended December 31, 2022, 2021, And 2020

CONSOLIDATED INCOME STATEMENT

$000s except per share data	2022	%	2021 *Restated*	%	2020	%
Total revenues	**18,840**	**100%**	**17,195**	**100%**	**15,121**	**100%**
Cost of goods sold	7,822	42%	6,727	39%	7,499	50%
Gross margin	**11,018**	**58%**	**10,468**	**61%**	**7,622**	**50%**
Research and product development	1,789	9%	3,878	23%	1,882	12%
General and administration	3,700	20%	3,240	19%	3,283	22%
Sales and marketing	30	0%	47	0%	111	1%
Finance costs	185	1%	207	1%	231	2%
Income from operations	**5,314**	**28%**	**3,096**	**18%**	**2,115**	**14%**
Other (income) expenses	(463)	-2%	(202)	-1%	259	2%
Income before tax	**5,777**	**31%**	**3,298**	**19%**	**1,856**	**12%**
Income tax expense (benefit)	1,379	7%	(67)	0%	-	0%
Net income	**4,398**	**23%**	**3,365**	**20%**	**1,855**	**12%**
Basic net income per common share	0.06		0.04		0.02	
Diluted net income per common share	0.06		0.04		0.02	

The following sections discuss the consolidated results from operations.

RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

During the year ended December 31, 2022, the Company conducted a detailed evaluation of the manufacturing process of its extraction facility in Edmonton in order to assess the appropriateness of the accounting estimates used to assign the costs of conversion of inventories from the raw materials stage through to the finished goods stage for the valuation of inventories.

Pursuant to the completion of the analysis, the Company has changed its method of assigning the costs of conversion to ensure the valuation of inventory incorporates the costs of conversion more appropriately through the different stages of production for the multiple products produced at the facility. The change will also allow for more appropriate valuation of future products currently under development. In applying the change to the method of assigning conversion costs, the Company has determined that more costs of conversion should have been allocated to the work in progress inventories and less to cost of goods sold at December 31, 2021. As a result, the Company has restated the consolidated financial statements for the year ended December 31, 2021, and the impact of this is an overall increase in the value of inventories at December 31, 2021 in the amount of $679,192, an overall decrease in cost of goods sold in the amount of $778,337, an increase in research and development expense in the amount of $99,145, an associated net increase in income before tax of $679,192 and a reduction of the deferred tax benefit and related deferred tax asset for the year ended December 31, 2021 in the amount of $156,214. The overall increase to net income after tax was $522,978. The change to the method of assigning costs to inventories only impacts the timing of when costs are allocated to inventories and when they are released to cost of goods sold, it is not a reflection of a different amount of costing and therefore there is no impact to cash flows other than the presentation of line items within the cash flow statement. While net income for the year ending December 31, 2021, increased, the impact did not change the calculated and reported $0.04 earnings per share.

The Company has not applied the restatement prior to January 1, 2021, as the transition to the new Edmonton facility was only completed at the end of December 31, 2020. Up to this point the production of inventories at the Edmonton facility were significantly lower and an appropriate assignment of costs using the new methodology is not material.

Revenue

$000s	Year Ended December 31, 2022	2021	Change	Quarter Ended December 31, 2022	2021	Change
Total revenues	18,840	17,195	10%	3,322	3,562	-7%

Revenue for the year ended December 31, 2022, increased by approximately $1,645,000 or 10% over the comparative period in 2021. The increase in revenue was partially driven by an overall increase in the sales volumes over the year and partially due to the benefit from increases in sales prices for products sold during the year. The higher sales revenue was also partially due to a higher U.S. dollar relative to the Canadian dollar compared to the prior year which positively impacted revenue by approximately $522,000.

Revenue for the fourth quarter ended December 31, 2022, was lower than the comparative quarter in 2021 by approximately $240,000 or 7%. The decrease was primarily driven by an overall decrease in sales volume of 29% compared to the prior quarter, which was due to lower sales of the Company's flagship products avenanthramides and beta glucan offset by an increase in sales of oat oil. The decrease in revenue from lower sales volumes was slightly offset by the benefit from an increase in sales prices for products sold during the year. The lower sales revenue was also partially offset by a higher U.S. dollar relative to the Canadian dollar compared to the prior quarter which positively impacted revenue by approximately $221,000.

Expenses

COST OF GOODS SOLD AND GROSS MARGIN

$000s	Year Ended December 31, 2022	2021 *Restated*	Change	Quarter Ended December 31, 2022	2021 *Restated*	Change
Sales	18,840	17,195	10%	3,322	3,562	-7%
Cost of goods sold	7,822	6,727	16%	2,118	1,551	37%
Gross margin	11,018	10,468	5%	1,204	2,011	-40%
Gross margin %	58%	61%		36%	56%	

Cost of goods sold is comprised of the direct raw materials required for the specific formulation of products, as well as direct labour, quality assurance and control, packaging, transportation costs, plant costs, and amortization on property and equipment.

During the year ended December 31, 2022, revenue increased by approximately 10% and cost of goods sold increased by 16%, this resulted in a decrease in the gross margin percentage from 61% in the prior year to 58% in the current year.

The slight decrease in the margin is made up of several factors for the year ended December 31, 2022. Price increases were experienced throughout the year primarily on the raw materials used to produce avenanthramides, the Company's highest volume sales product. However, production and sale of avenanthramides in the current year used a significant amount of work in progress from the prior year, alleviating some of the impact of inflation that the Company continues to experience, and at the same time, last season's high-quality grain was used in that work in progress, and so the finished goods output from this grain was very high and therefore generated significant production output. The cost benefit of the high production output from the same amount of work in progress was more beneficial than the negative impact from cost increases from other raw materials throughout the first half of the year. As the work in progress that had been manufactured with the higher yielding grain was used up by the third quarter, the work in progress

used to produce finished goods throughout the rest of the year did not generate as significant a benefit from high output. Without that offsetting benefit, the cost of goods sold for the current quarter has started to reflect the increased cost of raw materials. On an overall basis, overhead expenses were only slightly higher than those incurred in the prior year. Another factor impacting the margin is the product mix of sales for the current year where there was a higher percentage of sales of the lower margin product oat oil. The gross margin for the current year was positively impacted by an overall increase in sales prices for most products as well as a beneficial exchange rate which impacted revenues.

During the fourth quarter of 2022, revenue decreased by 7% and cost of sales increased by 37% which resulted in a significant decrease in the gross margin percentage from 56% in the comparative quarter to 36% in the current quarter.

The primary reason for the increase in cost of goods sold and decrease in the margin in the current fourth quarter is due to the very high percentage of oat oil sales in the quarter which is the lowest margin product the Company currently sells. Sales of oat oil in the current quarter increased by 171% compared to the prior quarter and at the same time, sales of the higher margin products were lower compared to the prior quarter. Cost of goods sold and the gross margin were also negatively impacted due to lower production in the quarter and therefore the amount of unallocated overhead expenses charged directly to cost of goods sold in the fourth quarter of 2022 was higher than in the fourth quarter of 2021. The margin for the current quarter was also positively impacted by a beneficial exchange rate and to a lesser extent sales price increases which impacted revenues.

RESEARCH AND PRODUCT DEVELOPMENT

	Year Ended December 31,			Quarter Ended December 31,		
	2022	2021		2022	2021	
$000s		*Restated*	Change		*Restated*	Change
Salaries and benefits	828	1,049		240	255	
Regulatory and patents	159	176		44	31	
Clinical study - avenanthramides	392	257		85	101	
Clinical study - beta glucan	-	1,694		-	100	
Other	410	702		206	294	
Total research and product development expenditures	1,789	3,878	-54%	575	781	-26%

For the year ended December 31, 2022, research and development expenses have decreased by $2,089,000 or 54% primarily due to the completion of the pilot clinical study for the development of beta glucan as a cholesterol reducer in 2021, lower salaries and benefit expense and lower expenditures on other projects offset by an increase in expenditures in the current year relating to the upcoming clinical study on avenanthramides.

During the fourth quarter ended December 31, 2022, research and development expenses decreased by $206,000 or 26%. The decrease is primarily due to the completion of a pilot clinical study for the development of beta glucan as a cholesterol reducer in 2021, and lower expenditures on other projects in the current quarter.

Regulatory and patents expense, while slightly lower than the comparative year, has been relatively consistent and will vary from period to period based on the timing of filings and maintenance payments.

Research and development salaries expense is presented net of grant funding. The salaries expense is lower in both the current year and fourth quarter compared to the prior comparative periods primarily due to higher grant funding received in the current periods.

Expenditures on other projects during the current year are lower compared to the prior year primarily due to lower expenditures on an in-vivo study on our active ingredients that was initiated in the prior year. The

decrease is also partially attributable to the receipt of grant funding against contractor fees for PGX related projects in the current year for which there was no associated funding in the prior year and due to lower expenditures on a bioavailability study that was conducted over the last two years and was completed in the current year. Offsetting these decreases, due to changes in the scientific research and development program the Company did not receive a Scientific Research and Experimental Development "SRED" refund to offset expenditures in the current year whereas in the prior year it did, this also impacted the fourth quarter. Expenditures on other projects during the current fourth quarter were also lower than the comparative fourth quarter primarily due lower spending on the bioavailability study and other projects.

Expenditures relating to the new clinical study on avenanthramides related primarily to the development of the drug formulation to be used in the study and the development of the study protocol. In 2022 the study protocol was finalized and submitted to Health Canada for approval and the avenanthramide doses were manufactured in preparation for use in the upcoming clinical study. In December 2022 the Company received approval of the study. Subsequent to the year-end, the study has received approval from the Ethics Committee at the Montreal Heart Institute Research Center and enrollment is expected to commence in April 2023.

While current year and fourth quarter expenditures are lower, the Company expects research and development spending to increase in future periods, especially once the Company initiates enrollment and commences the Avenanthramide study. Significant investment in research and development is in line with the Company's business model of focusing on investing in its various enabling technologies, research on product development, and new applications for its value driving products.

GENERAL AND ADMINISTRATION

$000s	Year Ended December 31, 2022	2021	Change	Quarter Ended December 31, 2022	2021	Change
Salaries and benefits	1,127	768		308	214	
Consulting	560	560		120	120	
Licensing activities	176	262		43	64	
Board of Directors compensation	357	162		103	40	
Insurance	209	176		56	49	
Accounting and audit fees	110	120		17	32	
Rent	72	68		18	18	
Public company costs	314	467		64	95	
Travel	108	30		64	12	
Depreciation and amortization	369	339		112	86	
Legal	27	34		7	17	
Other	271	254		81	61	
Total general and administration expenses	3,700	3,240	14%	993	808	23%

General and administration expense for the year ended December 31, 2022, increased by $460,000 or 14% from the prior year. Salaries and benefits expense increased significantly, primarily due to a new hire in the current year relating to corporate development, partially due a new hire in the third quarter of the prior year for the accounting department, and partially due to inflationary increases in salaries and wages. Board of Directors compensation also increased during the year primarily due to an increase in director base compensation to better realign the compensation to market. Base director fees had not been increased in over 10 years. Director fees also were higher in the current year due to share-based payment expense relating to the granting of stock options to new directors in the year. Travel expense increased in the current year largely due to strategic meetings held in the current fourth quarter. These notable increases were offset partially by a decrease in public company costs because one of the investor communication programs in place in the prior year was scaled back by the end of 2021 and is not reflected in the current year. Licensing activities expense also decreased compared to the prior year, as there were additional fees paid for evaluating the feasibility of additional opportunities in Europe in the prior year.

For the fourth quarter ended December 31, 2022, general and administration expense increased by $185,000 or 23% over the comparative quarter primarily due to the same reasons as noted for the year.

SALES AND MARKETING

$000s	Year Ended December 31, 2022	2021	Change	Quarter Ended December 31, 2022	2021	Change
Courses, conferences & advertising	30	46		9	12	
Other	-	1		-	-	
Total sales and marketing	30	47	-36%	9	12	-25%

Sales and marketing expense for the year ended December 31, 2022, decreased by $17,000 or 36% from the comparative year.

For the fourth quarter ended December 31, 2022, sales and marketing expense decreased by $3,000 or 25% from the comparative quarter.

The Company's primary marketing strategy is to sell mostly though a distribution network instead of selling directly to end-users and as a result sales and marketing expenses are negligible.

The expenses incurred in the current and comparative periods primarily relate to the Company's subsidiary Juvente which has not been focusing on these activities as sales have been primarily restricted to website sales since the start of the COVID-19 pandemic.

FINANCE COSTS

$000s	Year Ended December 31, 2022	2021	Change	Quarter Ended December 31, 2022	2021	Change
Interest on lease liabilities	130	140		33	34	
Royalties	55	55		-	-	
Accretion of CAAP loan	-	12		-	3	
	185	207	-11%	33	37	-11%

Finance costs decreased by 11% or $22,000 in the year ended December 31, 2022, from $207,000 in 2021 to $185,000. The decrease is partially attributable to lower interest on the lease liabilities as the principal portion of these liabilities are lower from ongoing repayment and the new lease was not entered into until late in the year. The decrease is also partially due to there being no accretion on the CAAP loan in the current year as it was fully repaid at December 31, 2021.

Finance costs for the quarter ended December 31, 2022, decreased by 11% or $4,000, from $37,000 in 2021 to $33,000, due to the same factors that impacted the year.

OTHER INCOME

$000s	Year Ended December 31, 2022	2021	Change	Quarter Ended December 31, 2022	2021	Change
Foreign exchange (gain) loss	(282)	76		68	62	
Plant relocation costs	91	102		25	25	
Gain on disposal of equipment	-	(5)		-	-	
Other expense (income)	(184)	(1)		(128)	(7)	
Recognition of investment tax credits	(88)	(374)		(88)	(374)	
	(463)	(202)	129%	(123)	(294)	-58%

During the year ended December 31, 2022, other income increased by $261,000 or 129% from $202,000 to $463,000. The increase was primarily due to a significant foreign exchange gain during the current year compared to a foreign exchange loss in the prior year, as well as due to an increase in interest income from carrying a higher cash and cash equivalent balance and rising interest rates in the year. This was partially offset by lower recognition of investment tax credits in the year.

During the fourth quarter ended December 31, 2022, other income decreased by $171,000 or 58% from $294,000 to $123,000. The primary reason other income is lower, relates to a lower investment tax credit receivable being set up in the current quarter compared to the prior quarter. In the prior quarter there were a couple years of previously unrecognized tax credits relating to qualifying expenditures for scientific research and development costs recognized and in the current quarter there was only one year. In both cases the qualifying expenditures related to research and development expenses incurred in previous years, so the tax credits have been recognized in other income instead of offsetting research and development expenses. This decrease has been offset in the current quarter by an increase in interest income. The large increase in interest income in the current quarter relates mostly to rising interest rates and higher cash balances but also partially due to the reallocation of some interest income that was previously included in general and administration expense.

The Company's foreign exchange losses and gains are primarily due to the translation of US dollar denominated accounts receivable and accounts payable balances, and from the timing of the realization of these balances. Foreign exchange will fluctuate between the quarters due to fluctuations between the US dollar and the Canadian dollar. During the second and third quarters of 2022 the US dollar strengthened creating significant foreign exchange gains that were higher than the foreign exchange losses incurred in the first and fourth quarter of 2022. In 2021 there was an overall foreign exchange loss during the year, and the fourth quarter loss in 2021 was comparable to that in 2022.

Plant relocation costs represent costs incurred relating to the new manufacturing facility in Edmonton that are not directly related to the acquisition and construction of the new manufacturing facility and therefore are not eligible to be capitalized. While the shut down and transfer of the Leduc manufacturing facility was completed in 2020 there are still some associated storage costs. Also included in this account are costs relating to additional bays of the facility that have not yet commenced construction.

DEPRECIATION AND AMORTIZATION EXPENSE

In the year ended December 31, 2022, the total depreciation and amortization expense was $1,911,000 which was slightly higher but consistent with an expense of $1,881,000 in the comparative period in 2021. The expense was allocated as follows: $369,000 to general and administration expense (2021 - $339,000), $688,000 to inventory (2021 *Restated* - $455,000), and $854,000 (2021 *Restated* – $1,087,000) to cost of goods sold.

Quarterly Information

The following selected financial information is derived from Ceapro's unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months. All amounts shown are in Canadian currency.

$000s except per share data	2022				2021 *(Restated)*			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues	3,322	3,845	5,500	6,172	3,562	4,523	4,408	4,702
Net income (loss)	(230)	1,010	1,806	1,813	734	1,025	966	641
Basic net income (loss) per common share	(0.003)	0.013	0.023	0.023	0.009	0.013	0.012	0.008
Diluted net income (loss) per common share	(0.003)	0.013	0.023	0.023	0.009	0.013	0.012	0.008

Ceapro's quarterly sales and results primarily fluctuate due to variations in the timing of customer orders, different product mixes, and changes in the capacity to manufacture products.

Significant New Accounting Standards

There were no new standards that became effective for periods beginning on or after January 1, 2022, that have a material impact on the Company's audited consolidated financial statements for the year ended December 31, 2022.

New standards and amendments to existing standards have been published by the International Accounting Standards Board that are not yet effective. These standards are not expected to be relevant or material to the Company.

Liquidity and Capital Resources

CAPITAL EMPLOYED

$000s	December 31, 2022	December 31, 2021 *Restated*
Non-current assets	17,146	18,644
Current assets	20,588	12,407
Current liabilities	(2,100)	(972)
Total assets less current liabilities	35,634	30,079
Non-current liabilities	3,345	2,359
Shareholders' equity	32,289	27,720
Total capital employed	35,634	30,079

Non-current assets decreased by $1,498,000, partially due to the utilization of deferred tax assets of $283,000 on the Company's income tax provision, due to a depreciation provision of $1,908,000 and an amortization provision on licences of $3,000, and due to the utilization of deposits of $3,000, which was offset by the acquisition of $341,000 of property and equipment, the recognition of a right of use asset from a new lease in the amount of $269,000, and the net recognition of investment tax credits of $88,000.

Current assets increased by $8,181,000 primarily due to a net increase in cash from operations of $6,030,000, an increase in trade and other receivables in the amount of $746,000, and an increase in inventories of $1,433,000, offset by a decrease prepaid expenses and deposits of $28,000.

Current liabilities totaling $2,100,000 increased by the net amount of $1,128,000 due to a significant increase in accounts payable and accrued liabilities of $1,048,000 primarily related to cost of goods sold late in the fourth quarter, and due to an increase in the current portion of lease liabilities of $80,000 which increased primarily due a new lease in the fourth quarter of 2022.

Non-current liabilities totaling $3,345,000 increased by the amount of $986,000 primarily due to the recognition of deferred tax liabilities of $1,096,000 on the Company's income tax provision partially offset by net impact from the recognition of a new lease liability for a new lease entered into in the fourth quarter, the ongoing repayment of lease liabilities and reallocation of current portion of the lease liabilities in the amount of $110,000.

Equity of $32,289,000 at December 31, 2022 increased by $4,569,000 from equity of $27,720,000 at December 31, 2021, primarily due to the recognition of net income of $4,398,000 for the year ended December 31, 2022, the recognition of share-based payment compensation of $90,000, and due to the issuance of shares from the exercise of stock options of $81,000.

SOURCES AND USES OF CASH

The following table outlines our sources and uses of funds during the years ended December 31, 2022, and 2021.

	Year Ended December 31,	
	2022	2021
$000s		*Restated*
Sources of funds:		
Funds generated from operations adjusted for non-cash items	7,908	5,128
Proceeds from disposal of equipment	-	5
Share issuance	81	27
	7,989	5,160
Uses of funds:		
Purchase of property and equipment	(341)	(709)
Changes in non-cash working capital items relating to operating activities	(1,141)	(1,477)
Changes in non-cash accounts payable and accrued liabilities relating to investing activities	(48)	(87)
Interest paid	(130)	(140)
Repayment of CAAP loan	-	(84)
Repayment of lease liabilities	(299)	(251)
	(1,959)	(2,748)
Net change in cash flows	6,030	2,412

Net change in cash flow was an increase of $6,030,000 during the year ended December 31, 2022, in comparison with an increase of $2,412,000 for the comparative year. Cash generated from operations of $6,767,000 (after adjustment for non-cash items and working capital items relating to operating activities) in the current year was higher than the comparative year where cash generated from operations was $3,651,000 and this was primarily due to an increase in sales in the current year, a decrease in the investment in research and development of $2,090,000 compared to the prior year, a foreign exchange gain in the current year, significant interest revenue from cash balances and increased interest rates in the current year and lower capital purchases in the current year.

The Company has a positive working capital balance (defined as current assets less current liabilities) of $18,487,442 at December 31, 2022 (December 31, 2021, *Restated* - $11,434,573). The Company estimates that the cash flows generated by its existing operating activities as well as cash available through other sources will be sufficient to finance its operating expenses, maintain capital investment, and service debt needs. However, the Company has several ongoing research and development projects, planned upcoming clinical trials, planned upscaling of a PGX pilot unit at Agri-Food Discovery Place, and planned installation of a new ethanol recovery system, and management will have to prioritize expenditures on those projects that are in line with our stated objectives to develop new product applications and expand to the nutraceutical sector which we consider will provide the most beneficial outcome and value to our shareholders.

To meet future requirements, Ceapro may raise additional cash through some or all of the following methods: public or private equity or debt financing, income offerings, capital leases, collaborative and licensing agreements, potential strategic alliances with partners, government programs, and other sources. There can be no assurance that the Company will be able to access capital when needed. The ability to generate new cash will depend on external factors, many beyond the Company's control, as outlined in the Risks and Uncertainties section. Should sufficient capital not be raised, Ceapro may have to delay, reduce the scope of, eliminate, or divest one or more of its discovery, research, or development technology or programs, any of which could impair the value of the business.

Total common shares issued and outstanding as at April 11, 2023, were 78,253,177. In addition, 3,462,999 stock options as at April 11, 2023, were outstanding that are potentially convertible into an equal number of common shares at various prices.

GRANT FUNDING

a) The Company entered into Canadian Agricultural Adaptation Program ("CAAP") repayable contribution agreements for total possible funding of $1,339,625 receivable over the years from October 7, 2010, through September 30, 2012. During the year ended December 31, 2012, the Company voluntarily amended the maximum possible funding under the agreement to $671,068 as a result of lower anticipated project expenditures. The end date for project expenditures was also extended one year to September 30, 2013. The Company received funding of $671,068 to December 31, 2013, under this program and no further funds were received. All amounts claimed under the program were repayable interest free over eight years beginning in 2014. This funding was fully repaid at December 31, 2021.

a) During the year ended December 31, 2019, the Company entered into a contribution agreement with the National Research Council of Canada's Industrial Research Assistance Program (NRC -IRAP) for non-repayable funding of up to a maximum $268,000 for costs incurred on the continued development of the Company's PGX Technology for the generation of biopolymers or drug delivery systems for deployment into the functional food, cosmetic, and drug delivery markets. During the year ended December 31, 2019, the Company received or recorded as a receivable $153,936 which was recorded as a reduction of research and development expenses. As at December 31, 2019, NRC – IRAP and the Company agreed to amend the contribution agreement to decommit $25,000 of the non-repayable funding. The agreement was amended twice in 2020. During the first quarter of 2020, NRC–IRAP and the Company agreed to amend the contribution agreement to increase funding by $107,000 for the period April 1, 2020 – March 31, 2022, and in October 2020, the contribution agreement was amended again to increase funding by $240,000 for the period April 1, 2020 - March 31, 2022. During the year ended December 31, 2020, the Company received or recorded as a receivable $367,542 which was recorded as a reduction of research and development expenses. During the year ended December 31, 2021, the Company received $68,522 which was recorded as a reduction of research and development expenses. The project was completed at December 31, 2021.

b) During the year ended December 31, 2021, the Company entered into a new contribution agreement with the National Research Council of Canada's Industrial Research Assistance Program (NRC -IRAP) for non-repayable funding of up to a maximum $480,000 for costs incurred on the design of a pharmaceutical PGX processing unit, impregnation unit, and spray chamber unit for the Company's PGX Technology with the aim to boost the innovation capacity of the technology towards pharmaceutical applications. During the year ended December 31, 2021, the Company recognized $57,651 of funding which was recorded as a reduction of research and development expenses, of which $24,832 was included in other receivables at year-end. During the year ended December 31, 2022, the Company recognized $409,574 of funding which has been recorded as a reduction of research and development expenses, of which $22,293 has been included in other receivables at year-end. The Company received an additional $3,655 in the first quarter of 2023 and the project was completed.

Related Party Transactions

During the year ended December 31, 2022, the Company paid key management salaries, short-term benefits, consulting fees, and director fees totaling $1,263,000 (2021 – $1,115,000), share-based payments expense for key management personnel was $58,000 (2021 - $8,000) and research and development expenditures paid to Angiogenesis Foundation for which a director of the Company is the CEO of the Foundation were $136,000 (2021 - $252,000).

The amount payable to directors at December 31, 2022, was $nil (2021 - $39,000). Consulting fees and key management salaries to officers included in accounts payable at December 31, 2022, was $nil (2021 - $10,000).

These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

Commitments and Contingencies

(a) During the year ended December 31, 2012, the Company entered into a licence agreement for a new technology to increase the concentration of avenanthramides in oats. The Company shall pay an annual royalty percentage rate of 2% of sales, payable every January 1st and July 1st, subject to a minimum annual royalty payment according to the schedule below:

Year	Amount
2012	nil
2013	$12,500
2014	$37,500
2015	$50,000
2016	$50,000

And $50,000 each year thereafter while the licence agreement remains in force. The agreements remain in force until the patents expire or are abandoned.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

(b) During the year ended December 31, 2014, the Company entered into a licence agreement with the University of Alberta for the rights to an enabling pressurized gas expanded PGX technology that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients.

In accordance with the agreement and as amended on February 2, 2015, the Company shall pay the following royalties, payable on a semi-annual basis:

(a) a royalty of 3.5% of net sales generated from the field of pharmaceuticals;

(b) a royalty of 3.0% of net sales generated from the field of nutraceuticals;

(c) a royalty of 2.75% of net sales generated from the field of cosmetics;

(d) a royalty of 1.0% of net sales generated from the field of functional foods; and

(e) a royalty of 3.0% of net sales generated from other fields.

The Company shall pay a minimum annual advance on earned royalties of $5,000 commencing March 1, 2017 and every year thereafter while the licence agreement remains in force.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

Outlook

Based on the strong performance in 2022, further contributing to the building of a very solid foundation for Ceapro's cosmeceuticals base business, the Company expects to continue to leverage on this base business to enable the development of new products and technologies like the planned Phase 1-2a clinical trial with Avenanthramides, the scale-up of the PGX Technology for the development of yeast beta glucan as an immune modulator and the commercial scale-up of a malting technology to enable the production and selling of enriched oat flour with high concentration of avenanthramides to serve some nutraceutical market segments. The Company expects to complete these projects using cash in hand and cash to be generated from operations in 2023.

Financial Instruments

The Company has exposure to financial instrument risks and this section provides disclosures relating to the nature and extent of our exposure to risks arising from financial instruments and how we manage those risks.

a) Credit risk

Trade and other receivables

The Company makes sales to distributors that are well-established within their respective industries. Based on previous experience, the counterparties had zero default rates and management views this risk as minimal. Approximately 93% of trade receivables are due from one distributor at December 31, 2022 (December 31, 2021 – 93% from one distributor). This main distributor is considered to have good credit quality and historically has had a high quality credit rating. The majority of the Company's sales are invoiced on standard commercial terms of 30 days.

The aging of trade receivables is as follows:

	December 31, 2022 $	December 31, 2021 $
Not yet due	1,567,892	1,378,587
Less than 30 days past due	1,226,880	262,125
Less than 60 days past due, more than 30 days past due	25,528	413,842
More than 60 days past due	-	38,288
Total	2,820,300	2,092,842

The Company has not assessed any trade receivables past due as impaired.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure expected credit losses, trade receivables are grouped based on shared credit risk characteristics and days past due. The expected loss rates for trade receivables are determined on a combined company-wide basis based upon the Company's historic default rates over the expected life of trade receivables adjusted for forward- looking estimates. The expected credit losses calculated for December 31, 2022, and December 31, 2021, are not significant and have not been recognized.

Other receivables can represent amounts due for research program claims, government funding claims, government goods and services taxes, and scientific research and development tax credits. The collectability risk is deemed to be low because of the good quality credit rating of the counterparties.

Cash and cash equivalents

The Company has cash and cash equivalents in the amount of $13,810,998 at December 31, 2022 (December 31, 2021 - $7,780,989) and mitigates its exposure to credit risk on its cash balances by maintaining its bank accounts with Canadian Chartered Banks and investing in low risk, high liquidity investments.

There are no impaired financial assets. The maximum exposure to credit risk is the carrying amount of the Company's trade and other receivables and cash and cash equivalents. The Company does not hold any collateral as security.

b) Liquidity risk

In meeting its financial obligations, the Company may be exposed to liquidity risks if it is unable to collect its trade and other receivables balances in a timely manner, which could in turn impact the Company's long-term ability to meet commitments under its current facilities. In order to manage this liquidity risk, the Company regularly reviews its aged trade receivables listing to ensure prompt collections. There is no assurance that the Company will obtain sufficient funding to execute its strategic business plan.

The following is the contractual maturity of the Company's financial liabilities and obligations at December 31, 2022:

	within 1 year $	1 to 3 years $	3 to 5 years $	over 5 years $	Total $
Accounts payable and accrued liabilities	1,730,377	-	-	-	1,730,377

c) Market risk

Market risk is comprised of interest rate risk, foreign currency risk, and other price risk. The Company's exposure to market risk is as follows:

1. Foreign currency risk

Foreign currency risk arises from the fluctuations in foreign exchange rates and the degree of volatility of these rates relative to the Canadian dollar.

The following table summarizes the impact of a 1% change in the foreign exchange rates of the Canadian dollar against the US dollar (USD) on the financial assets and liabilities of the Company. The amounts have been translated based on the exchange rate at December 31, 2022.

	Carrying Amount (USD)	Foreign Exchange Risk (CDN)	
		-1% Net Income	+1% Net Income
Financial assets			
Trade receivables	2,080,998	26,816	(26,816)
Financial liabilities			
Accounts payable and accrued liabilities	969,542	(12,493)	12,493
Total increase (decrease)		14,323	(14,323)

The carrying amount of trade receivables and accounts payable and accrued liabilities in USD represents the Company's exposure at December 31, 2022.

2. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company has minimal interest rate risk because it has no long-term debt.

Risks and Uncertainties

Biotechnology companies are subject to a number of risks and uncertainties inherent in the development of any new technology. General business risks include: uncertainty in product development and related clinical trials and validation studies, the regulatory environment, for example, delays or denial of approvals to market our products, the impact of technological change and competing technologies, the ability to protect and enforce our patent portfolio and intellectual property assets, the availability of capital to finance continued and new product development, and the ability to secure strategic partners for late stage development, marketing, and distribution of our products. The risks and uncertainties described in this MD&A are those we currently believe to be material, but they are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. To the extent possible, we pursue and implement strategies to reduce or mitigate the risks associated with our business.

a) Share price risk

Ceapro's share price is subject to equity market price risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company's business and the technology industry.

There is a risk that future issuance of common shares may result in material dilution of share value, which may lead to further decline in share price. The expectations of securities analysts and major investors about our financial or scientific results, the timing of such results, and future prospects, could also have a significant effect on the future trading price of Ceapro's shares.

b) Customer reliance

The Company derives over 90% of our sales and related accounts receivable from one distribution partner, Symrise AG, and while we are continually seeking to expand our customer base, we expect this will continue for the foreseeable future. Our future success in our base business cosmeceuticals market is dependent upon the continued demand by this distributor and their underlying customers, and the expansion of our customer base. Any decline in or loss of demand from this distributor or their underlying customers may have a negative impact on our revenues, and an adverse impact on our business, financial condition, and results of operations.

c) Intellectual property

Ceapro's success will depend, in part, on its ability to obtain and maintain patents and trademarks and to secure and protect, trade secrets, proprietary technology and manufacturing processes and other intellectual property rights either developed internally or acquired, and to operate without infringing on the proprietary rights of others or have others infringe on its rights. Although Ceapro expends resources and efforts to patent its discoveries and innovations, there can be no assurance that patent applications will result in the issuance of patents or that any patents issued to Ceapro will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. The Company cannot be assured competitors will not independently develop products similar to the Company's products designed to circumvent exclusive rights granted to the Company.

d) Licences

Ceapro has entered into limited life licence agreements for exclusive rights to new technologies. As part of the licence agreements the Company works to develop and scale up the new technologies with the goal to commercialize the technologies or products derived from the technologies. The development of these new technologies is a costly, complex, and time-consuming process, and the investment in this development often involves a prolonged time period until a return is achieved on the investment. The Company's ability to successfully develop and scale-up new technologies within the expiry periods of the licence agreements is dependent on a number of key factors such as hiring and retaining employees who have specialized knowledge and expertise pertaining to the development of the technologies, being able to access third party specialists, being able to source key equipment or supplies in a timely manner, and delays in research and development programs related to products derived from the technologies. Commercial success depends on many factors including the degree of innovation of the products developed, access to funding for scale-up opportunities, uncertainties inherent in the regulatory approval processes, delays in manufacturing or marketing arrangements, and sufficient support from strategic partners if applicable. Should the Company not be able to successfully develop and scale-up the technologies within the time frames of the licence agreements it could have an adverse impact on our business and operating results and the share price of our Common Shares may decline.

e) Research and development programs

Research and development programs may be regarded as uncertain, and the results obtained may not support the anticipated benefits. The development of new formulations, products and treatments may require substantial investment and may take a significant amount of time. Pre-clinical and clinical trial work will be necessary to complete before potential products could be determined to be safe and effective products and before we can obtain regulatory approvals for products to be approved for human use. We may set expectations for the timing of programs and the expected results of those programs throughout the different phases of development, such as for anticipated regulatory submission and approval dates of clinical studies, for the commencement and completion of research programs and clinical studies, for expected results, and for the potential timing of commercialization. However, the timing of these events can vary due to unanticipated delays, unsatisfactory research program or clinical trial results, the ability to manufacture the products at a reasonable cost, the ability to find appropriate partners for further commercialization, and to market successfully. At any stage, we may find it necessary to abandon the development of a potential new formulation, product and treatment and we may need to develop a new business strategy. This may have an adverse effect on our potential revenues and operating results.

f) Loss of key personnel

Ceapro relies on certain key employees whose skills and knowledge are critical to maintaining the Company's success. Ceapro always strives to identify and retain key employees and always strives to be competitive with compensation and working conditions.

g) Interruption of raw material supply

Interruption of key raw materials could significantly impact operations and our financial position. Interruption of supply could arise from weather-related crop failures or from market shortages. Ceapro attempts to purchase key raw materials well in advance of their anticipated use and is in-licensing technologies from third parties to reduce this risk.

h) Regulatory compliance

As a natural extract producer, Ceapro is subject to various regulations, and violation of these could limit markets into which we can sell. Ceapro has introduced a range of procedures which will ensure that Ceapro is well prepared for new regulations and obligations that may be required.

i) Cyber security

The Company depends upon the reliability and security of our information technology systems in the normal course of operations. Ceapro is subject to a variety of information technology and systems risks including virus, cyber-attacks, security breach and destruction or interruption of information technology systems. Although the Company has controls and security measures in place that are designed to mitigate these risks, a breach of these measures could occur and result in a loss of material and confidential information and disruption to business activities.

j) Environmental issues

Violations of safety, health, and environmental regulations could limit operations and expose the Company to liability, cost, and reputational impact. In addition to maintaining compliance with national and provincial standards, Ceapro maintains internal safety and health programs.

k) Legal matters

In the normal course of operations, the Company may be subject to a variety of legal proceedings, including commercial, product liability, employment, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources, and can cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, and can be very expensive, the results of any such actions may have a material adverse effect on our business, operations, or financial condition.

l) Significant accounting estimates and assumptions

Ceapro's consolidated financial statements are prepared within a framework of IFRS. The assets, liabilities, revenues, and expenses reported in the consolidated financial statements depend to varying degrees on estimates made by management. An estimate is considered a critical accounting estimate if it requires management to make assumptions about matters that are highly uncertain and if different estimates that could have been used would have a material impact. The significant areas requiring the use of management estimates relate to provisions made for impairment of non-financial assets, inventory valuation, amortization of property and equipment, the recognition and valuation of tax liabilities and tax assets, provisions, the lease term and discount rate used to measure leases, and the assumptions used in determining share-based compensation. These estimates are based on historical experience and reflect certain assumptions about the future that we believe to be both reasonable and conservative. Actual results could differ from those estimates. Ceapro continually evaluates the estimates and assumptions.

m) Fair value and impairment

The Company relies on forecasts and estimates in its evaluation of the fair value of financial instruments and the recoverable amounts of non-financial assets in relation to impairment testing. The accuracy of such forecasts are inherently vulnerable to assumptions related to the timing of future events, the size of anticipated markets, forecasted costs, and the expected growth of sales.

n) Public health crisis

The Company is exposed to risks related to pandemics or epidemics such as the ongoing COVID-19 virus pandemic. The Company could experience disruptions in our raw materials supply chain, in our manufacturing operations, and our shipping activities as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with the outbreak. COVID-19 may adversely affect our employees, our operations, our suppliers, and our customers. In addition to the impact on operations, these same disruptions may also adversely affect our research and development partners, research institutions, and laboratories which can negatively impact and delay our research programs. While we would expect this to be temporary, there is uncertainty around the duration of this pandemic, especially considering the variants of the virus that have emerged, and its broader impact. The extent to which the current pandemic or future ones will impact the Company's results will depend on further developments which are highly uncertain and cannot be predicted with great certainty.

Additional Information

Additional information relating to Ceapro Inc., including a copy of the Company's Annual Report and Proxy Circular, can be found on SEDAR at www.sedar.com.

The MD&A provides commentary on the results of operations for the periods ended September 30, 2023 and 2022, the financial position as at September 30, 2023, and the outlook of Ceapro Inc. ("Ceapro" and "the Company") based on information available as at November 28, 2023. The following information should be read in conjunction with the unaudited interim condensed consolidated financial statements as at September 30, 2023, and related notes thereto, as well as the audited consolidated financial statements for the year ended December 31, 2022, which are prepared in accordance with International Financial Reporting Standards (IFRS), and the Management's Discussion and Analysis (MD&A) for the year ended December 31, 2022. All comparative percentages are between the periods ended September 30, 2023 and 2022 and all dollar amounts are expressed in Canadian currency, unless otherwise noted. Additional information about Ceapro can be found on SEDAR at www.sedar.com.

Forward-looking Statements

This MD&A offers our assessment of Ceapro's future plans and operations as at November 28, 2023 and contains forward-looking statements. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. By their nature, forward-looking statements are subject to numerous risks and uncertainties, including those discussed below. Readers are cautioned that the assumptions used in the preparation of forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Actual results, performance, or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. No assurance can be given that any of the events anticipated will transpire or occur, or if any of them do so, what benefits Ceapro will derive from them. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise unless required by law.

Vision, Core Business, and Strategy

Ceapro and its wholly-owned subsidiary Juvente^{DC} Inc. (Juvente) are incorporated under the Canada Business Corporations Act. Ceapro (P.E.I.) Inc. is a wholly-owned subsidiary incorporated in Prince Edward Island.

Ceapro is a growth stage biotechnology company. Our primary business activities relate to the development and commercialization of natural products for personal care, cosmetic, human, and animal health industries using proprietary technology, natural, renewable resources, and developing innovative products, technologies, and delivery systems.

Our products include:

- A commercial line of natural active ingredients, including *beta glucan, avenanthramides (colloidal oat extract), oat powder, oat oil, oat peptides,* and *lupin peptides,* which are marketed to the personal care, cosmetic, medical, and animal health industries through our distribution partners and direct sales;

- A commercial line of natural anti-aging skincare products, utilizing active ingredients including beta glucan and avenanthramides, which are marketed to the cosmeceuticals market through our wholly-owned subsidiary, Juvente^{DC} Inc.; and

- Veterinary therapeutic products, including an *oat shampoo*, an *ear cleanser*, and a *dermal complex/conditioner*, which are manufactured and marketed to veterinarians in Japan and Asia.

Other products and technologies are currently in the research and development or pre-commercial stage. These technologies include:

- A potential platform using our *beta glucan* formulations to deliver compounds used for treatments in both personal and healthcare sectors;

- A variety of novel enabling technologies including Pressurized Gas eXpanded drying technology which is currently being tested on oat beta glucan but may have application for multiple classes of compounds; and

- The development of new technologies to increase the content of avenanthramides to high levels to enable new innovative products to be introduced to new markets including functional foods, nutraceuticals, and botanical drugs.

Our vision is to be a global leader in developing and commercializing products for the human and animal health markets through the use of proprietary technologies and renewable resources. We act as innovator, advanced processor, and formulator in the development of new products. We deliver our technology to the market through distribution partnerships and direct sales efforts. Our strategic focus is in:

- Identifying unique plant sources and technologies capable of generating novel active natural products;

- Increasing sales and expanding markets for our current active ingredients;

- Developing and marketing additional high-value proprietary therapeutic natural products;

- Developing and improving manufacturing technologies to ensure efficiencies; and

- Advancing new partnerships and strategic alliances to develop new commercial active ingredients with various formulations to expand our markets.

As a knowledge-based enterprise, we will also expand and strengthen our patent portfolio and build the necessary infrastructure to become a global biopharmaceutical company.

Our business growth depends on our ability to access global markets through distribution partnerships. Our marketing strategy emphasizes providing technical support to our distributors and their customers to maximize the value of our technology and product utilization. Our vision and business strategy are supported by our commitment to the following core values:

- Adding value to all aspects of our business;

- Enhancing the health of humans and animals;

- Discovering and commercializing new, therapeutic natural ingredients and bioprocessing technologies;

- Producing the highest quality work possible in products, science, and business; and

- Developing personnel through guidance, opportunities, and encouragement.

To support these objectives, we believe we have strong intellectual and human capital resources and we are developing a strong base of partnerships and strategic alliances to exploit our technology. The current economic environment provides challenges in obtaining financial resources to fully exploit opportunities. To fund our operations, Ceapro relies upon revenues primarily generated from the sale of active ingredients, and if required, may rely on the proceeds of public and private offerings of equity securities, debentures, government grants and loans, and other investment offerings.

Results of Operations – Periods Ended September 30, 2023 and 2022

CONSOLIDATED INCOME STATEMENT

	Three Months Ended September 30,				Nine Months Ended September 30,			
$000s except per share data	2023	%	2022 *Restated*	%	2023	%	2022 *Restated*	%
Total revenues	**2,619**	**100%**	**3,845**	**100%**	**7,983**	**100%**	**15,517**	**100%**
Cost of goods sold	1,539	59%	1,573	41%	4,226	53%	5,704	37%
Gross margin	**1,080**	**41%**	**2,273**	**59%**	**3,756**	**47%**	**9,814**	**63%**
Research and product development	585	22%	314	8%	2,085	26%	1,213	8%
General and administration	1,973	75%	869	23%	5,119	64%	2,707	17%
Sales and marketing	12	0%	6	0%	33	0%	21	0%
Finance costs	31	1%	31	1%	153	2%	152	1%
(Loss) income from operations	**(1,521)**	**-58%**	**1,052**	**27%**	**(3,635)**	**-46%**	**5,720**	**37%**
Other income	(196)	-7%	(271)	-7%	(349)	-4%	(340)	-2%
(Loss) income before tax	**(1,325)**	**-51%**	**1,323**	**34%**	**(3,286)**	**-41%**	**6,060**	**39%**
Income tax (benefit) expense	(285)	-11%	313	8%	(706)	-9%	1,432	9%
Net (loss) income	**(1,040)**	**-40%**	**1,010**	**26%**	**(2,580)**	**-32%**	**4,628**	**30%**
Basic net (loss) income per common share	(0.01)		0.01		(0.03)		0.06	
Diluted net (loss) income per common share	(0.01)		0.01		(0.03)		0.06	

The following sections discuss the consolidated results from operations.

RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

During the year ended December 31, 2022, the Company conducted a detailed evaluation of the manufacturing process of its extraction facility in Edmonton in order to assess the appropriateness of the accounting estimates used to assign the costs of conversion of inventories from the raw materials stage through to the finished goods stage for the valuation of inventories.

Pursuant to the completion of the analysis, the Company changed its method of assigning the costs of conversion to ensure the valuation of inventory incorporates the costs of conversion more appropriately through the different stages of production for the multiple products produced at the facility. The change will also allow for more appropriate valuation of future products currently under development. In applying the change to the method of assigning conversion costs, the Company determined that more costs of conversion should have been allocated to the work in progress inventories and less to cost of goods sold at December 31, 2021. As a result, the Company retrospectively restated the consolidated financial statements for the year ended December 31, 2021. The consolidated financial statements of the Company for the year ended December 31, 2022, reflect the adjustments for which the accounts were restated. Refer to Note 3 of the audited consolidated financial statements for the year ended December 31, 2022.

The changing of the method of assigning costs of conversion to inventories impacted certain of the comparative figures that were previously published in the 2022 quarterly financial statements. These comparative accounts have been restated as outlined in Note 3 of the unaudited interim condensed consolidated financial statements as at September 30, 2023.

Revenue

$000s	Three Months Ended September 30, 2023	2022	Change	Nine Months Ended September 30, 2023	2022	Change
Total revenues	2,619	3,845	-32%	7,983	15,517	-49%

Revenue for the three months ended September 30, 2023, decreased by approximately $1,226,000 or 32% from the comparative period in 2022. The decrease was driven by an overall decrease in sales volumes of 39% compared to the prior period, which was primarily due to lower sales of one of the Company's flagship products, beta glucan, as well as lower sales of oat oil. The lower sales of beta glucan are attributable to the ongoing postponement of orders from a significant customer in China. The lower sales revenue was partially offset due to a higher U.S. dollar relative to the Canadian dollar compared to the prior period which positively impacted revenue by approximately $56,000 (2022 positively impacted revenue by approximately $121,000).

Revenue for the nine months ended September 30, 2023, decreased by approximately $7,534,000 or 49% from the comparative period in 2022. Consistent with the three month period, the decrease was driven by an overall decrease in sales volumes of 55% and was a result of lower sales of all the Company's products. The lower sales revenue was partially offset due to a higher U.S. dollar relative to the Canadian dollar compared to the prior period which positively impacted revenue by approximately $398,000 (2022 positively impacted revenue by approximately $307,000).

The Company's revenues have been impacted by the re-organization resulting from the spinoff of the consumer division of one major customer and is experiencing a lag in new ordering. We expect that the major customer will eventually resume its re-ordering pattern and we continue to look for additional sources of revenues.

Expenses

COST OF GOODS SOLD AND GROSS MARGIN

$000s	Three Months Ended September 30, 2023	2022 *Restated*	Change	Nine Months Ended September 30, 2023	2022 *Restated*	Change
Sales	2,619	3,845	-32%	7,983	15,517	-49%
Cost of goods sold	1,539	1,573	-2%	4,226	5,704	-26%
Gross margin	1,080	2,273	-52%	3,756	9,814	-62%
Gross margin %	41%	59%		47%	63%	

Cost of goods sold is comprised of the direct raw materials required for the specific formulation of products, as well as an allocation of overhead costs including, direct labour, quality assurance and control, packaging, transportation costs, plant costs, and amortization on property and equipment.

During the three months ended September 30, 2023, revenue decreased by approximately 32% and cost of goods sold only decreased by 2%, this resulted in a decrease in the gross margin percentage from 59% in the prior period to 41% in the current period.

For the nine months ended September 30, 2023, revenue decreased by approximately 49% and cost of goods sold only decreased by 26%, this resulted in a decrease in the gross margin percentage from 63% in the prior period to 47% in the current period.

A significant factor in the relative decrease in the gross margin percentage relates to the higher cost to produce our flagship avenanthramide product which makes up a majority of the goods sold in all periods. The finished goods in the current three and nine month periods were produced using concentrate manufactured from lower yielding grain compared to the high-quality grain used to manufacture the finished goods in the comparative periods. The output of finished goods from the same amount of concentrate generated from the higher yielding grain was nearly double that which has been produced from concentrate generated from current grain, and as a result there is a higher cost of production. Production in the current three month and nine month periods ending September 30, 2023, is also lower than in the prior comparative periods, as a result there is a higher overhead cost reflected in the cost of goods sold compared to the prior periods.

RESEARCH AND PRODUCT DEVELOPMENT

	Three Months Ended September 30,			Nine Months Ended September 30,		
$000s	2023	2022	Change	2023	2022	Change
Salaries and benefits	293	191		856	588	
Regulatory and patents	12	3		174	115	
Clinical study - avenanthramides	96	71		496	307	
Other	184	49		559	203	
Total research and product development expenditures	585	314	86%	2,085	1,213	72%

During the three months ended September 30, 2023, research and development expenses increased by $271,000 or 86%. For the nine months ended September 30, 2023, research and development expenses have increased by $872,000 or 72%.

Regulatory and patents expense will vary from period to period based on the timing of filings and maintenance payments. In the current year a significant portion of the patent expenses have already been incurred whereas in the prior year there was a large patent expense incurred in the fourth quarter. As a result, regulatory and patent expense is higher in the current nine month period but a significant portion of the increase can be attributable to timing differences.

Research and development salaries expense is presented net of grant funding. The salaries expense is higher in the current three and nine month periods compared to the prior periods primarily due to approximately $79,000 higher grant funding received in the prior three month period compared to the current three month period and $263,000 higher grant funding received in the prior nine month period compared to the current nine month period. The grant program was completed in the first quarter of 2023, so no further funding is expected over the rest of the year. The increase in salaries and benefits expense for both the current three and nine month periods are also partially due to higher share-based payment expense from the granting of stock options to employees in 2023 and the training of additional employees on PGX processes this quarter.

Expenditures on other projects during the current three and nine month periods are higher than the comparative periods primarily due to the initiation of a new study with the Angiogenesis Foundation to investigate additional features of bioactivity that define function at the tissue and cell-specific level on our active ingredients, additional expenditures related to the development of new powder formulations and an oral formulation of the Company's active ingredients, and additional expenditures on the development of the Company's in-licensed technology to increase the concentration of avenanthramides in oats.

Expenditures relating to the new clinical study on avenanthramides were higher in the current nine month period due to additional fees paid to the Montreal Heart Institute for clinical trial start-up expenses. Enrollment of subjects is expected to start in Q4 2023.

The Company expects research and development spending to continue to increase in future periods, especially once the Company commences the Avenanthramide study. Significant investment in research and development is in line with the Company's business model of focusing on investing in its various enabling technologies, research on product development, and new applications for its value driving products.

GENERAL AND ADMINISTRATION

	Three Months Ended September 30,			Nine Months Ended September 30,		
$000s	2023	2022	Change	2023	2022	Change
Salaries and benefits	325	286		1,179	819	
Consulting	120	120		440	440	
Licensing activities	-	39		30	133	
Board of Directors compensation	229	120		696	254	
Insurance	49	54		183	153	
Accounting and audit fees	50	17		164	93	
Rent	18	18		55	54	
Public company costs	61	65		270	250	
Travel	21	17		64	44	
Depreciation and amortization	99	91		291	257	
Legal	921	-		1,496	20	
Other	79	42		251	190	
Total general and administration expenses	1,972	869	127%	5,119	2,707	89%

General and administration expense for the three months ended September 30, 2023, increased by $1,103,000 or 127% from the comparative period, primarily due to an increase in salaries and benefits expense, Board of Directors compensation, legal fees, and accounting and audit fees. These increases were offset partially by a decrease in licensing activities expense as the Company cancelled an engagement with an international consulting company.

For the nine month period ended September 30, 2023, general and administration expense increased by $2,412,000 or 89% over the comparative period primarily due to the same reasons noted for the three month period.

Salaries and benefits expense increased in both the current three and nine month periods, partially due to a new hire in the third quarter of the prior year relating to corporate development, the hiring of a senior VP of technical operations in the second quarter of the current year, an increase in recruitment fees related to the new hires, and partially due to an increase in share-based payment expense relating to the granting of stock options in January 2023 and May 2023. These increases were partially offset by the retirement of the general manager of the Company's subsidiary at the end of the second quarter.

Accounting and audit fees increased in both the three and nine month periods primarily due to higher audit fees from 2022 and from engaging the auditor to perform an interim review on the second quarter.

Board of Directors compensation expense also increased significantly in both the current three and nine month periods. An increase in director base compensation that was effective late in the second quarter in the prior year, in order to better realign the compensation to market, impacted only the current nine month period. Base director fees had not been increased in over 10 years. Board of Director fees also were higher due to a higher share-based payment expense relating to the granting of stock options in January 2023. The primary reason for the increase in Board of Director fees is related to the Company's objective to focus on value creation and growth of the Company. In line with this objective, in the current three and nine month periods, directors were engaged in assessing different strategic growth opportunities which also resulted in significant legal fees incurred mostly for conducting due diligence on one particular opportunity which has been the subject of various levels of attention by the Company during the financial year. The Company continues to assess all possible strategies to support the accelerated growth of the Company in step with the planned intention of entering into new markets through our pipeline of new products and technologies, although no assurances can be provided as to whether such strategies will be able to be successfully implemented in a timely fashion, or at all.

SALES AND MARKETING

$000s	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022	Change	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Change
Courses, conferences & advertising	12	6		33	21	
Total sales and marketing	12	6	100%	33	21	57%

Sales and marketing expense for the three months ended September 30, 2023, increased by $6,000 or 100% from the comparative period. For the nine months ended September 30, 2023, sales and marketing expense increased by $12,000 or 57% from the comparative period.

The Company's primary marketing strategy is to sell mostly though a distribution network instead of selling directly to end-users and as a result sales and marketing expenses are negligible.

The expenses incurred in the comparative periods primarily relate to the Company's subsidiary, Juvente, which has not been focusing on these activities as sales have been primarily restricted to website sales since the start of the COVID-19 pandemic. The expenses incurred in the current periods relate to both the Company and its subsidiary and have increased due to trade shows and conferences attended by the Company.

FINANCE COSTS

$000s	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022	Change	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Change
Interest on lease liabilities	31	31		98	97	
Royalties	-	-		55	55	
	31	31	0%	153	152	1%

Finance costs for the three months ended September 30, 2023, are consistent with the comparative period.

Finance costs for the nine month period ended September 30, 2023 increased by 1% or $1,000, from $152,000 in 2022 to $153,000, due to slightly higher interest on lease liabilities as a result of entering into a new lease in November 2022.

OTHER INCOME

$000s	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022	Change	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Change
Foreign exchange gain	(84)	(251)		(5)	(350)	
Other (income) expense	(112)	(20)		(344)	10	
	(196)	(271)	-28%	(349)	(340)	3%

During the three months ended September 30, 2023, other income decreased by $80,000 or 28% from income of $271,000 in the prior period to income of $196,000 in the current period.

During the nine months ended September 30, 2023, other income increased by $9,000 or 3% from income of $340,000 in the prior period to income of $349,000 in the current period.

The Company's foreign exchange losses and gains are primarily due to the translation of US dollar denominated accounts receivable and accounts payable balances, and from the timing of the realization of these balances. Foreign exchange will fluctuate between quarters due to fluctuations between the US dollar and the Canadian dollar. During the third quarter of 2022 the US dollar strengthened significantly against the Canadian dollar resulting in foreign exchange gains in both the comparative three month and nine month periods. In the first and second quarter of 2023 the US dollar weakened against the Canadian dollar resulting in foreign exchange losses but in the third quarter of 2023 the US dollar strengthened against the Canadian dollar resulting in a large gain in the current three month period that was sufficient to offset the losses experienced in the first six months of the year and resulted in an overall foreign exchange gain for the current nine month period.

Other (income) expense went from an overall expense in the comparative nine month period to overall income in the current nine month period primarily due to a significant increase in interest income from carrying a higher cash and cash equivalents balance and higher interest rates compared to the prior periods. This interest income was offset slightly by other expenses which include some residual plant relocation costs, including storage and additional rent related to undeveloped bays in the current facility for which construction has not yet commenced. The significant increase in other (income) expense in the current three month period compared to the prior three month period was due to the same factors.

DEPRECIATION AND AMORTIZATION EXPENSE

In the nine month period ended September 30, 2023, the total depreciation and amortization expense was $1,458,000 which was higher than an expense of $1,415,000 in the comparative period in 2022. The expense was allocated as follows: $290,000 to general and administration expense (2022 - $257,000), $783,000 to inventory (2022 *Restated* - $571,000), and $385,000 (2022 *Restated* – $587,000) to cost of goods sold. The increase overall is primarily due to amortization on a new leased building that was entered into in November 2022.

Quarterly Information

The following selected financial information is derived from Ceapro's unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months. All amounts shown are in Canadian currency.

$000s except per share data	2023			2022 *(Restated)*				2021 *(Restated)*
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	2,619	1,869	3,495	3,322	3,845	5,500	6,172	3,562
Net (loss) income	(1,040)	(1,154)	(385)	(230)	1,010	1,805	1,813	734
Basic net (loss) income per common share	(0.013)	(0.015)	(0.005)	(0.003)	0.013	0.023	0.023	0.009
Diluted net (loss) income per common share	(0.013)	(1.015)	(0.005)	(0.003)	0.013	0.023	0.023	0.009

Ceapro's quarterly sales and results primarily fluctuate due to variations in the timing of customer orders, different product mixes, and changes in the optimal use of our capacity to manufacture products.

Significant New Accounting Standards

There were no new standards that became effective for periods beginning on or after January 1, 2023, that have a material impact on the Company's unaudited interim condensed consolidated financial statements for the period ended September 30, 2023.

New standards and amendments to existing standards have been published by the International Accounting Standards Board that are not yet effective. These standards are not expected to be relevant or material to the Company.

Liquidity and Capital Resources

CAPITAL EMPLOYED

$000s	September 30, 2023	December 31, 2022
Non-current assets	15,938	17,146
Current assets	18,006	20,588
Current liabilities	(1,638)	(2,100)
Total assets less current liabilities	32,306	35,634
Non-current liabilities	2,343	3,345
Shareholders' equity	29,963	32,289
Total capital employed	32,306	35,634

Non-current assets decreased by $1,208,000, primarily due to a depreciation provision of $1,456,000 and an amortization provision on licences of $2,000, which was offset by the acquisition of $251,000 of property and equipment.

Current assets decreased by $2,582,000 primarily due to a net decrease in cash for the nine month period ending September 30, 2023 in the amount of $2,455,000, a decrease in trade and other receivables in the amount of $1,820,000, offset by an increase in inventories of $1,614,000, and an increase in prepaid expenses and deposits of $79,000.

Current liabilities decreased by $462,000 due to a decrease in accounts payable and accrued liabilities of $484,000 offset partially by an increase in the current portion of lease liabilities of $21,000.

Non-current liabilities totaling $2,343,000 decreased by the amount of $1,002,000 primarily due to the ongoing repayment of lease liabilities and reallocation of current portion of the lease liabilities in the amount of $295,000 and the reduction of deferred tax liabilities of $706,000 on the Company's income tax provision.

Shareholders' equity of $29,963,000 at September 30, 2023 decreased by $2,326,000 from shareholders' equity of $32,289,000 at December 31, 2022, primarily due to the recognition of a net loss of $2,580,000 for the nine month period ended September 30, 2023, offset by the recognition of share-based payment compensation of $237,000 and the issuance of shares from the exercise of stock options of $17,000.

SOURCES AND USES OF CASH

The following table outlines our sources and uses of funds during the periods ended September 30, 2023, and 2022.

	Nine Months Ended September 30,	
	2023	2022
$000s		*Restated*
Sources of funds:		
Funds generated from operations adjusted for non-cash items	-	7,645
Changes in non-cash accounts payable and accrued liabilities relating to investing activities	75	-
Share issuance	17	76
	92	7,721
Uses of funds:		
Funds used in operations adjusted for non-cash items	(1,492)	-
Purchase of property and equipment	(251)	(327)
Deposits relating to investing activities	(5)	-
Changes in non-cash working capital items relating to operating activities	(427)	(1,904)
Changes in non-cash accounts payable and accrued liabilities relating to investing activities	-	(48)
Interest paid	(98)	(97)
Repayment of lease liabilities	(274)	(216)
	(2,547)	(2,592)
Net change in cash flows	(2,455)	5,129

Net change in cash flow was a decrease of $2,455,000 during the nine month period ended September 30, 2023, in comparison with an increase of $5,129,000 for the comparative period. Cash was used in operations in the amount of $1,919,000 (after adjustment for non-cash items and working capital items relating to operating activities) in the current period compared to cash being generated in the comparative period in the amount of $5,741,000. This was primarily due to a decrease in sales in the current period along with an increase in general and administration expenditures and increased investment in research and development. This decrease in cash from operations was partially offset by lower spending on the purchase of property and equipment in the current period.

The Company has a positive working capital balance (defined as current assets less current liabilities) of $16,368,370 at September 30, 2023 (December 31, 2022, $18,487,442). The Company estimates that the cash available on hand as well as cash available through other sources will be sufficient to finance its operating expenses, maintain capital investment, and service debt needs. However, the Company has several ongoing research and development projects, planned upcoming clinical trials, planned upscaling of a PGX pilot unit, and planned installation of a new ethanol recovery system, and management will have to prioritize expenditures on those projects that are in line with our stated objectives to develop new product applications and expand to the nutraceutical sector which we consider will provide the most beneficial outcome and value to our shareholders.

To meet future requirements, Ceapro may raise additional cash through some or all of the following methods: public or private equity or debt financing, income offerings, collaborative and licensing agreements, potential strategic alliances with partners, government programs, and other sources. There can be no assurance that the Company will be able to access capital when needed. The ability to generate new cash will depend on external factors, many beyond the Company's control, as outlined in the Risks and Uncertainties section. Should sufficient capital not be raised, Ceapro may have to delay, reduce the scope of, eliminate, or divest one or more of its discovery, research, or development technology or programs, any of which could impair the value of the business.

Total common shares issued and outstanding as at November 28, 2023, were 78,293,177. In addition, 3,267,999 stock options as at November 28, 2023, were outstanding that are potentially convertible into an equal number of common shares at various prices.

GRANT FUNDING

During the year ended December 31, 2021, the Company entered into a contribution agreement with the National Research Council of Canada's Industrial Research Assistance Program (NRC -IRAP) for non-repayable funding of up to a maximum $480,000 for costs incurred on the design of a pharmaceutical PGX processing unit, impregnation unit, and spray chamber unit for the Company's PGX Technology with the aim to boost the innovation capacity of the technology towards pharmaceutical applications. During the year ended December 31, 2021, the Company recognized $57,651 of funding which was recorded as a reduction of research and development expenses, of which $24,832 was included in other receivables at year-end. During the year ended December 31, 2022, the Company recognized $409,574 of funding which has been recorded as a reduction of research and development expenses, of which $22,293 has been included in other receivables at year-end. During the nine month period ended September 30, 2023, the Company received a final payment of $3,655 which was recorded as a reduction of research and development expenses and the project was completed as at March 31, 2023.

Related Party Transactions

During the three and nine month periods ended September 30, 2023, the Company paid key management salaries, short-term benefits, consulting fees, and director fees totaling $428,000 and $1,379,000 respectively (2022 – $320,000 and $958,000), share-based payments expense for key management personnel was $24,000 and $140,000 respectively (2022 - $10,000 and $47,000) and research and development expenditures paid to the Angiogenesis Foundation for which a director of the Company is the CEO of the Foundation were $66,000 and $271,000 respectively (2022 - $nil).

The amount payable to the Board of Directors at September 30, 2023, was $nil (2022 - $117,000).

These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

Commitments and Contingencies

(a) During the year ended December 31, 2012, the Company entered into a licence agreement for a new technology to increase the concentration of avenanthramides in oats. The Company shall pay an annual royalty percentage rate of 2% of sales, payable every January 1st and July 1st, subject to a minimum annual royalty payment according to the schedule below:

Year	Amount
2012	nil
2013	$12,500
2014	$37,500
2015	$50,000
2016	$50,000

And $50,000 each year thereafter while the licence agreement remains in force. The agreements remain in force until the patents expire or are abandoned.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

(b) During the year ended December 31, 2014, the Company entered into a licence agreement with the University of Alberta for the rights to an enabling pressurized gas expanded PGX technology that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients.

In accordance with the agreement and as amended on February 2, 2015, the Company shall pay the following royalties, payable on a semi-annual basis:

(a) a royalty of 3.5% of net sales generated from the field of pharmaceuticals;

(b) a royalty of 3.0% of net sales generated from the field of nutraceuticals;

(c) a royalty of 2.75% of net sales generated from the field of cosmetics;

(d) a royalty of 1.0% of net sales generated from the field of functional foods; and

(e) a royalty of 3.0% of net sales generated from other fields.

The Company shall pay a minimum annual advance on earned royalties of $5,000 commencing March 1, 2017 and every year thereafter while the licence agreement remains in force.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

Outlook

While the base business has been significantly impacted during the first nine months of 2023 due to various economic factors and organizational changes in one major customer, we remain in a solid financial position and will continue to focus our efforts towards the development of new products and technologies like the planned Phase 1-2a clinical trial with Avenanthramides, the scale-up of the PGX Technology for the development of yeast beta glucan as an immune modulator and the commercial scale-up of a malting technology to enable the production and selling of enriched oat flour with high concentration of avenanthramides to serve some nutraceutical market segments. The Company expects to complete these projects using cash in hands while continuing to assess different market initiatives to bring new business and unlock value.

Financial Instruments

The Company has exposure to financial instrument risks and this section provides disclosures relating to the nature and extent of our exposure to risks arising from financial instruments and how we manage those risks.

a) Credit risk

Trade and other receivables

The Company makes sales to distributors that are well-established within their respective industries. Based on previous experience, the counterparties had zero default rates and management views this risk as minimal. Approximately 87% of trade receivables are due from one distributor at September 30, 2023 (December 31, 2022 – 93% from one distributor). This main distributor is considered to have good credit quality and historically has had a high quality credit rating. The majority of the Company's sales are invoiced on standard commercial terms of 30 days.

The aging of trade receivables is as follows:

	September 30, 2023 $	December 31, 2022 $
Not yet due	927,903	1,567,892
Less than 30 days past due	54,992	1,226,880
Less than 60 days past due, more than 30 days past due	-	25,528
More than 60 days past due	-	-
Total	982,895	2,820,300

The Company has not assessed any trade receivables past due as impaired.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure expected credit losses, trade receivables are grouped based on shared credit risk characteristics and days past due. The expected loss rates for trade receivables are determined on a combined company-wide basis based upon the Company's historic default rates over the expected life of trade receivables adjusted for forward- looking estimates. The expected credit losses calculated for September 30, 2023, and December 31, 2022, are not significant and have not been recognized.

Other receivables can represent amounts due for research program claims, government funding claims, government goods and services taxes, and scientific research and development tax credits. The collectability risk is deemed to be low because of the good quality credit rating of the counterparties.

Cash and cash equivalents

The Company has cash and cash equivalents in the amount of $11,355,731 at September 30, 2023 (December 31, 2022 - $13,810,998) and mitigates its exposure to credit risk on its cash balances by maintaining its bank accounts with Canadian Chartered Banks and investing in low risk, high liquidity investments.

There are no impaired financial assets. The maximum exposure to credit risk is the carrying amount of the Company's trade and other receivables and cash and cash equivalents. The Company does not hold any collateral as security.

b) Liquidity risk

In meeting its financial obligations, the Company may be exposed to liquidity risks if it is unable to collect its trade and other receivables balances in a timely manner, which could in turn impact the Company's long-term ability to meet commitments under its current facilities. In order to manage this liquidity risk, the Company regularly reviews its aged trade receivables listing to ensure prompt collections. There is no assurance that the Company will obtain sufficient funding to execute its strategic business plan.

The following is the contractual maturity of the Company's financial liabilities and obligations at September 30, 2023:

	within 1 year $	1 to 3 years $	3 to 5 years $	over 5 years $	Total $
Accounts payable and accrued liabilities	1,246,197	-	-	-	1,246,197

c) Market risk

Market risk is comprised of interest rate risk, foreign currency risk, and other price risk. The Company's exposure to market risk is as follows:

1. Foreign currency risk

Foreign currency risk arises from the fluctuations in foreign exchange rates and the degree of volatility of these rates relative to the Canadian dollar.

The following table summarizes the impact of a 1% change in the foreign exchange rates of the Canadian dollar against the US dollar (USD) on the financial assets and liabilities of the Company. The amounts have been translated based on the exchange rate at September 30, 2023.

	Carrying Amount (USD)	Foreign Exchange Risk (CDN)	
		-1% Net Income	+1% Net Income
Financial assets			
Trade receivables	726,787	9,826	(9,826)
Financial liabilities			
Accounts payable and accrued liabilities	18,368	(249)	249
Total increase (decrease)		9,578	(9,578)

The carrying amount of trade receivables and accounts payable and accrued liabilities in USD represents the Company's exposure at September 30, 2023.

2. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company has minimal interest rate risk because it has no financial instruments exposed to changes in interest rates except cash and cash equivalents.

Risks and Uncertainties

Biotechnology companies are subject to a number of risks and uncertainties inherent in the development of any new technology. General business risks include: uncertainty in product development and related clinical trials and validation studies, the regulatory environment, for example, delays or denial of approvals to market our products, the impact of technological change and competing technologies, the ability to protect and enforce our patent portfolio and intellectual property assets, the availability of capital to finance continued and new product development, and the ability to secure strategic partners for late stage development, marketing, and distribution of our products. The risks and uncertainties described in this MD&A are those we currently believe to be material, but they are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. To the extent possible, we pursue and implement strategies to reduce or mitigate the risks associated with our business.

a) Share price risk

Ceapro's share price is subject to equity market price risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company's business and the technology industry.

There is a risk that future issuance of common shares may result in material dilution of share value, which may lead to further decline in share price. The expectations of securities analysts and major investors about our financial or scientific results, the timing of such results, and future prospects, could also have a significant effect on the future trading price of Ceapro's shares.

b) Customer reliance

The Company derives over 90% of our sales and related accounts receivable from one distribution partner, Symrise AG, and while we are continually seeking to expand our customer base, we expect this will continue for the foreseeable future. Our future success in our base business cosmeceuticals market is dependent upon the continued demand by this distributor and their underlying customers, and the expansion of our customer base. Any decline in or loss of demand from this distributor or their underlying customers may have a negative impact on our revenues, and an adverse impact on our business, financial condition, and results of operations.

c) Intellectual property

Ceapro's success will depend, in part, on its ability to obtain and maintain patents and trademarks and to secure and protect, trade secrets, proprietary technology and manufacturing processes and other intellectual property rights either developed internally or acquired, and to operate without infringing on the proprietary rights of others or have others infringe on its rights. Although Ceapro expends resources and efforts to patent its discoveries and innovations, there can be no assurance that patent applications will result in the issuance of patents or that any patents issued to Ceapro will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. The Company cannot be assured competitors will not independently develop products similar to the Company's products designed to circumvent exclusive rights granted to the Company.

d) Licences

Ceapro has entered into limited life licence agreements for exclusive rights to new technologies. As part of the licence agreements the Company works to develop and scale up the new technologies with the goal to commercialize the technologies or products derived from the technologies. The development of these new technologies is a costly, complex, and time-consuming process, and the investment in this development often involves a prolonged time period until a return is achieved on the investment. The Company's ability to successfully develop and scale-up new technologies within the expiry periods of the licence agreements is dependent on a number of key factors such as hiring and retaining employees who have specialized knowledge and expertise pertaining to the development of the technologies, being able to access third party specialists, being able to source key equipment or supplies in a timely manner, and delays in research and development programs related to products derived from the technologies. Commercial success depends on many factors including the degree of innovation of the products developed, access to funding for scale-up opportunities, uncertainties inherent in the regulatory approval processes, delays in manufacturing or marketing arrangements, and sufficient support from strategic partners if applicable. Should the Company not be able to successfully develop and scale-up the technologies within the time frames of the licence agreements it could have an adverse impact on our business and operating results and the share price of our common shares may decline.

e) Research and development programs

Research and development programs may be regarded as uncertain, and the results obtained may not support the anticipated benefits. The development of new formulations, products and treatments may require substantial investment and may take a significant amount of time. Pre-clinical and clinical trial work will be necessary to complete before potential products could be determined to be safe and effective products and before we can obtain regulatory approvals for products to be approved for human use. We may set expectations for the timing of programs and the expected results of those programs throughout the different phases of development, such as for anticipated regulatory submission and approval dates of clinical studies, for the commencement and completion of research programs and clinical studies, for expected results, and for the potential timing of commercialization. However, the timing of these events can vary due to unanticipated delays, unsatisfactory research program or clinical trial results, the ability to manufacture the products at a reasonable cost, the ability to find appropriate partners for further commercialization, and to market successfully. At any stage, we may find it necessary to abandon the development of a potential new formulation, product and treatment and we may need to develop a new business strategy. This may have an adverse effect on our potential revenues and operating results.

f) Loss of key personnel

Ceapro relies on certain key employees whose skills and knowledge are critical to maintaining the Company's success. Ceapro always strives to identify and retain key employees and always strives to be competitive with compensation and working conditions.

g) Interruption and quality of raw material supply

Interruption of key raw materials could significantly impact operations and our financial position. Interruption of supply could arise from weather-related crop failures or from market shortages. Weather and other growing conditions can also impact crop quality and impact the Company's profitability. Ceapro attempts to purchase key raw materials well in advance of their anticipated use and is in-licensing technologies from third parties to reduce this risk.

h) Regulatory compliance

As a natural extract producer, Ceapro is subject to various regulations, and violation of these could limit markets into which we can sell. Ceapro has introduced a range of procedures which will ensure that Ceapro is well prepared for new regulations and obligations that may be required.

i) Cyber security

The Company depends upon the reliability and security of our information technology systems in the normal course of operations. Ceapro is subject to a variety of information technology and systems risks including virus, cyber-attacks, security breach and destruction or interruption of information technology systems. Although the Company has controls and security measures in place that are designed to mitigate these risks, a breach of these measures could occur and result in a loss of material and confidential information and disruption to business activities.

j) Environmental issues

Violations of safety, health, and environmental regulations could limit operations and expose the Company to liability, cost, and reputational impact. In addition to maintaining compliance with national and provincial standards, Ceapro maintains internal safety and health programs.

k) Legal matters

In the normal course of operations, the Company may be subject to a variety of legal proceedings, including commercial, product liability, employment, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources, and can cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, and can be very expensive, the results of any such actions may have a material adverse effect on our business, operations, or financial condition.

l) Financial risks

The Company is exposed to various financial risks including, credit risk, foreign currency risk, liquidity risk, and interest rate risk, each of which could have an adverse impact on our business, financial condition, results of operations and cash flows. These risks are further discussed in the Financial Instruments section of this MD&A.

m) Significant accounting estimates and assumptions

Ceapro's consolidated financial statements are prepared within a framework of IFRS. The assets, liabilities, revenues, and expenses reported in the consolidated financial statements depend to varying degrees on estimates made by management. An estimate is considered a critical accounting estimate if it requires management to make assumptions about matters that are highly uncertain and if different estimates that could have been used would have a material impact. The significant areas requiring the use of management estimates relate to provisions made for impairment of non-financial assets, inventory valuation, amortization of property and equipment, the recognition and valuation of tax liabilities and tax assets, provisions, the lease term and discount rate used to measure leases, and the assumptions used in determining share-based compensation. These estimates are based on historical experience and reflect certain assumptions about the future that we believe to be both reasonable and conservative. Actual results could differ from those estimates. Ceapro continually evaluates the estimates and assumptions.

n) Fair value and impairment

The Company relies on forecasts and estimates in its evaluation of the fair value of financial instruments and the recoverable amounts of non-financial assets in relation to impairment testing. The accuracy of such forecasts are inherently vulnerable to assumptions related to the timing of future events, the size of anticipated markets, forecasted costs, and the expected growth of sales.

o) Public health crisis

The Company is exposed to risks related to pandemics or epidemics such as the ongoing COVID-19 virus pandemic which, while no longer classified as a public health emergency, remains an ongoing global health issue. The Company could experience disruptions in our raw materials supply chain, in our manufacturing operations, and our shipping activities as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with this outbreak or future ones. COVID-19 may adversely affect our employees, our operations, our suppliers, and our customers. In addition to the impact on operations, these same disruptions may also adversely affect our research and development partners, research institutions, and laboratories which can negatively impact and delay our research programs. While we would expect this to be temporary, there is uncertainty around the duration of this pandemic, especially considering the variants of the virus that have emerged, and its broader impact. The extent to which the current pandemic or future ones will impact the Company's results will depend on further developments which are highly uncertain and cannot be predicted with great certainty.

Additional Information

Additional information relating to Ceapro Inc., including a copy of the Company's Annual Report and Proxy Circular, can be found on SEDAR at www.sedar.com.

APPENDIX C TO SCHEDULE H – INFORMATION CONCERNING CEAPRO

CEAPRO AUDIT COMMITTEE CHARTER

(See attached.)

CEAPRO AUDIT CHARTER CHARTER
OF THE AUDIT COMMITTEE

1.0 ORGANIZATION AND INDEPENDENCE

1.1 An Independent Audit Committee

The Board of Directors shall designate an Audit Committee, which shall be composed of at least three Directors, all of whom must be "independent Directors". To be considered "independent", the member, and the compensation received by such member, must satisfy the requirements of all applicable laws and regulations relative to Audit Committee independence, including without limitation those of the TSX Stock Exchange, as determined by the Board.

1.2 Financial Qualifications

The members of the Audit Committee shall possess such degree of financial or accounting expertise as may be required by law or by the regulations of the TSX Stock Exchange, as the Board of Directors interprets such qualification in its business judgment.

1.3 Requirements of the TSX Stock Exchange

It is the intention of the Board that its Audit Committee shall satisfy the requirements and standards set forth in the rules of the TSX Stock Exchange applicable to audit committees.

2.0 PURPOSE

The Audit Committee shall provide assistance to the Board of Directors in fulfilling its responsibility to the Company and its shareholders relating to its oversight of Management and its auditors in respect of corporate accounting, financial reporting practices, and the quality and integrity of the financial reports of the Company, including the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and independent auditors.

It is not the role of the Audit Committee to plan or conduct audits, to guarantee the accuracy or quality of the Company's financial statements, or to determine that the financial statements are in accordance with generally accepted accounting principles and applicable laws and regulations. These are the responsibilities of Management and the independent auditors. It is the responsibility of the Audit Committee to maintain regular and open communication among the Directors, the independent auditors, and the financial Management of the Company.

3.0 DUTIES AND RESPONSIBILITIES

In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible in order to best react to changing conditions and to oversee Management's implementation of prudent corporate accounting and reporting policies.

3.1 Appointment of the Independent Auditor

To the extent required by applicable law or regulation:

(i) the Audit Committee will be directly responsible for recommending the appointment of the auditor to the board, setting compensation and remuneration for the auditor, and oversight of the independent auditor (including the resolution of any disagreements between Management and the independent auditor regarding financial reporting),

(ii) the independent auditor shall report directly to the Audit Committee,

(iii) the Audit Committee shall approve in advance all auditing services (including comfort letters and statutory audits) performed by the independent auditors,

(iv) the Audit Committee shall approve in advance all non-audit services performed by the independent auditors, and

(v) all non-audit services to be performed by the independent auditor shall be disclosed. The Committee may delegate to one or more members of the Committee the authority to grant pre-approvals required by this subsection, and the decisions of the member to whom this authority is delegated shall be presented to the Audit Committee at the next scheduled meeting of the Committee. The independent auditors may not perform for the Company any services that are prohibited by law or regulation. The foregoing requirements do not preclude the Committee from obtaining the input of Management, but these responsibilities may not be delegated to Management. The Board of Directors and Management may communicate with the independent auditor at any time they deem it appropriate.

3.2 Annual Statement from the Independent Auditor

The Audit Committee is responsible for obtaining from the independent auditor at least annually, a formal written statement delineating all relationships between the auditor and the Company. The Audit committee shall be responsible for conferring with the independent auditor with respect to any disclosed relationships or services that may affect the objectivity and independence of the independent auditor and for recommending to the Board of Directors such appropriate action as may be necessary to satisfy itself as to the qualifications, performance, and independence of the independent auditor.

To the extent required by law or regulation, the annual statement also shall describe:

(i) the firm's internal quality control procedures,

(ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and

(iii) any steps taken to deal with any such issues.

The Audit Committee will comply with all relevant laws and regulations relative to:

(i) rotation of independent auditors or independent audit personnel, and

(ii) the performance of services by an independent audit firm when a former employee of that firm currently serves as Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or equivalent Officer of the Company.

3.3 Risk Assessment and Accounting Controls

The Audit Committee will discuss with the CFO the adequacy and effectiveness of the accounting and financial controls of the Company, and will elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

3.4 The Annual Audit

The Audit Committee will meet with the independent auditors and financial Management of the Company to review the scope of the proposed audit plan for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

The Committee will regularly review with the independent auditor any audit problems or difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with Management, and Management's response.

In that regard, no Officer or Director of the Company, or any other person acting under the direction thereof, shall violate any law or regulation that prohibits fraudulently influencing, coercing, manipulating, or misleading any independent auditor engaged in the performance of an audit of the financial statements of the Company for the purpose of rendering such financial statements materially misleading.

3.5 Hiring Policies

The Audit Committee will review the hiring policies for employees or former employees of the independent auditors.

3.6 Procedures for the Receipt, Retention and Treatment of Complaints

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters, and will ensure that the Company provides a process for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

3.7 Review of Financial Statements

The Audit Committee will review the Company's annual financial statements and annual MD&A before the Company publicly discloses such information, and shall make recommendations to the Board of Directors as to their approval.

The Company's Board of Directors has delegated to the Audit Committee its authority to review and approve the Company's interim financial statements. Therefore, the Audit Committee will review and approve the Company's interim financial statements, interim MD&A and annual and interim earnings press releases before the Company publicly discloses such information.

The Audit Committee will discuss with Management and the independent auditors the annual audited financial statements and the quarterly financial statements, including a discussion of all matters relevant thereto that are required to be discussed under any applicable law or regulation or that the Committee otherwise considers it desirable to discuss. In addition, the independent auditor must timely report to the Audit Committee on all matters that are required to be reported under any applicable law or regulation or that the independent auditor otherwise considers it desirable to report.

3.8 Separate Meetings

Periodically, the Committee shall meet separately with Management and with the independent auditors. Among the items to be discussed in these meetings are the independent auditors' evaluation of the Company's financial, accounting, and auditing personnel, and the cooperation that the independent auditors receive during the course of the audit.

3.9 Succession Planning

The Audit Committee will review accounting and financial staffing and succession planning within the Company as necessary.

3.10 Reporting to the Board

The Committee will review the matters discussed at each Committee meeting with the Board of Directors. The Committee should review with the full Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, and the performance and independence of the Company's independent auditors.

3.11 Investigations

The Audit Committee will investigate any matter brought to its attention within the scope of its duties to the extent and in such manner as it considers appropriate (including confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters). The Committee will discuss with Management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies. The Company will follow all provisions of law or regulation that prohibit discipline of or discrimination against employees who report what they reasonably believe to be violations of any law, rule, or regulation applicable to the Company.

3.12 Review of the Committee Charter

The Audit Committee will review the Audit Committee charter annually and include it in the Company's Information Circular as required by applicable law or regulation.

3.13 Outside Advisors

The Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors as it deems appropriate. It may retain these advisors without seeking Board approval. The Company will provide appropriate funding, as determined by the Audit Committee, for payment of the compensation of the independent auditor and to any advisors engaged by the Audit Committee.

3.14 Performance Evaluations

The Committee will conduct an annual performance evaluation of the Committee.

4.0 CHAIR

4.1 The Board will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Committee Chair must be an independent director.

4.2 The Chair will:

(i) manage the Committee's business and chair the meetings of this Committee.

(ii) provide input to Management on the preparation of agendas and guide meetings in order to ensure this Committee fulfills its mandate as stated in the Committee's Charter.

(iii) report to the Board of Directors on all matters of importance brought to or discussed during Committee Meetings, and make on behalf of the Committee all recommendations to the Board of Directors in accordance with the Committee's Charter and the Company's Levels of Authority Policy.

5.0 MEETINGS

The Committee will meet at the request of its Chair, but in any event it will meet at least quarterly. Notices calling meetings will be sent to all Committee members, to the CEO of the Company, to the Chair of the Board and to all other directors.

6.0 QUORUM

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing will constitute a quorum.

7.0 REMOVAL OR VACANCY

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 1 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.0 EXPERTS AND ADVISORS

The Committee may retain or appoint, at the Company's expense, such experts and advisors as it deems necessary to carry out its duties, and to set and pay their compensation.

9.0 SECRETARY AND MINUTES

The Vice-President Finance of the Company, or such other person as may be appointed by the Chair of the Committee, will act as Secretary of the Committee. The minutes of the Committee will be in writing and duly entered into the books of the Company. The minutes of the Committee will be circulated to all members of the Board, redacted as may be determined necessary by the Chair to remove any sensitive personnel information not otherwise material to the Board.

SCHEDULE I

INFORMATION CONCERNING THE COMBINED COMPANY

The following information is presented assuming prior completion of the Arrangement and is reflective of the projected consolidated business, financial and share capital position of Aeterna Zentaris and Ceapro assuming the completion thereof. It contains significant amounts of forward-looking statements. See "Section 1.4 – *Forward-Looking Statements*" in this Circular in respect of forward-looking information that is included in this Schedule and in the documents incorporated by reference herein. Readers are cautioned that actual results may vary. This Schedule only includes information respecting Aeterna Zentaris and Ceapro after the Arrangement that is materially different from information provided earlier in this Circular. See the disclosure in "Schedule G – *Information Concerning Aeterna Zentaris*" and "Schedule H – *Information Concerning Ceapro*". See also the unaudited pro forma consolidated financial statements of the Combined Company attached hereto as Schedule J.

Overview

On completion of the Arrangement, (i) Aeterna Zentaris will acquire all of the issued and outstanding Ceapro Shares and Ceapro will become a wholly-owned subsidiary of Aeterna Zentaris, and (ii) each of the current Shareholders, as a group, and the Ceapro Shareholders, as a group, are expected to own approximately 50% of the issued and outstanding Common Shares assuming the exercise of the New Aeterna Zentaris Warrants and based on the number of Common Shares and Ceapro Shares issued and outstanding as of December 14, 2023. As a result, all of the assets of Ceapro will become indirectly held by the Combined Company.

Name and Corporate Status

Following the Arrangement, Aeterna Zentaris (the Combined Company) will continue to exist under the CBCA, and Ceapro will continue to exist under the CBCA.

Upon the closing of the Arrangement the Combined Company will continue under the name "Aeterna Zentaris Inc." and the Common Shares (including the Consideration Shares issued pursuant to the Arrangement and the Common Shares issued upon conversion of the Aeterna Zentaris New Warrants following the Arrangement) will be listed for trading on the TSX and the Nasdaq under the symbol "AEZS".

Although the Arrangement Agreement originally contemplated that the name of Aeterna Zentaris be immediately changed upon the closing of the Arrangement and that approval of such name change be sought from the Shareholders at the Meeting, the Parties have since decided that it would be preferable that, as part of the integration efforts to be undertaken following closing, the Combined Company Board will finalize the selection of a new name for the Combined Company, which will be presented to the Shareholders of the Combined Company at the next annual general meeting, which is expected to be held in the months following closing.

The Combined Company will be a reporting issuer in all of the provinces of Canada and will file reports with the SEC under Section 13(a) of the U.S. Exchange Act.

Anticipated Corporate Structure

The corporate chart below sets forth the Combined Company's subsidiaries, each of which will be wholly-owned, and the jurisdiction of incorporation of each entity.



Aeterna Zentaris Inc.
(Canada)
Aeterna Zentaris GmbH
(Germany)
Ceapro Inc.
(Canada)
Aeterna Zentaris,Inc.
(Delaware)
Zentaris IVF GmbH
(Germany)
Juvente DC Inc.
(Canada)
Ceapro (P.E.I.) Inc.
(P.E.I.)

Description of the Combined Company

The Combined Company will combine Ceapro's business relating to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology and natural renewable resources, and to the development of innovative products, technologies and delivery systems with Aeterna Zentaris' business relating to the development and commercialization of therapeutics and diagnostic tests.

The Combined Company is expected to have the following characteristics:

- ***Diversified commercial and development product pipeline.*** The Combined Company will benefit from an extensive and diversified pipeline of innovative products in development, including Ceapro's quicker to market biotechnology products and Aeterna Zentaris' potentially higher return, but longer-horizon, products. With this pipeline rejuvenation, the Combined Company is anticipated to boast:
  - more products in the pipeline that are closer to potential commercialization;
  - an enhanced ability to strategically focus financial and company resources in a manner that provides the most value to the combined company and shareholders; and
  - a more compelling value proposition and lower risk profile.
- ***Expanded pharmaceutical research and development capabilities.*** The Combined Company will have the established pharmaceutical research and development capabilities of both Aeterna Zentaris and Ceapro, as well as infrastructure to support development activities and potentially offer improved efficiencies in addition to cost savings.
- ***Greater potential for stable cashflow to support R&D of potentially higher return pharmaceutical products.*** Ceapro currently generates revenues from two main active ingredients, oat beta glucan and avenanthramides, extracted and purified using its proprietary technology. Cash flow from these products are planned to be used along with Aeterna Zentaris' revenue from the commercialization or licensing of Aeterna Zentaris' macimorelin product to support the development of the Combined Company's roster of high potential-return products, ideally creating growing and sustainable revenue for the Combined Company and our combined investors.

- ***Stronger financial position and flexibility.*** The Combined Company will have increased financial flexibility with enhanced free cash flow and a strengthened balance sheet, with approximately $57 million in unrestricted cash as of September 30, 2023 on a pro forma basis.

- ***Strengthened expertise and efficiencies.*** Both Aeterna Zentaris and Ceapro have expertise that can build upon each other, which is expected to result in a stronger Combined Company. For example, Aeterna Zentaris is adept at navigating the conduct of human clinical trials and the crucial regulatory approval process required to bring pharmaceutical products to market. The Combined Company plans to leverage this expertise with the higher value pharmaceutical opportunities being advanced by Ceapro for its active ingredients and technologies.

- ***North American + European operations.*** Ceapro has an operational presence in North America, while Aeterna Zentaris is a Canadian company that trades on North American markets but whose current operational footprint is largely European.

The business of the Combined Company and information relating to the Combined Company will be that of Aeterna Zentaris and Ceapro generally and as disclosed elsewhere in this Circular, including, but not limited to, as further described in "Schedule G – *Information Concerning Aeterna Zentaris*" and "Schedule H – *Information Concerning Ceapro*" attached to this Circular.

The head office of the Combined Company will be situated at 222 Bay St., Suite 3000, Toronto, Ontario, Canada M5K 1E7 c/o Norton Rose Fulbright Canada LLP.

The Combined Company will have its registered office located at 222 Bay St., Suite 3000, Toronto, Ontario, Canada M5K 1E7 c/o Norton Rose Fulbright Canada LLP.

Description of Share Capital

The authorized share capital of the Combined Company will continue to be as described in "Schedule G – *Information Concerning Aeterna Zentaris*" attached to this Circular and the rights and restrictions of the Common Shares will remain unchanged.

Combined Company Shareholders and Principal Shareholders

The issued share capital of the Combined Company will change as a result of the consummation of the Arrangement to reflect the issuance of the Common Shares contemplated in the Arrangement. Based on the outstanding securities of Ceapro as of December 14, 2023, and without giving effect to the Consolidation, it is expected that Aeterna Zentaris will issue up to a maximum of 10,196,189 Common Shares in connection with the Arrangement (including the Consideration Shares and the Common Shares to be issued in respect of the Replacement Options and the Aeterna Zentaris New Warrants). If no outstanding Ceapro Options have been exercised prior to the Effective Time, and without giving effect to the Consolidation, 271,672 Common Shares are expected to be reserved for issuance upon the exercise of the Replacement Options and 2,534,424 Common Shares are expected to be reserved for issuance upon the exercise of the Aeterna Zentaris New Warrants.

On completion of the Arrangement, assuming that the current number of Common Shares and Ceapro Shares outstanding does not change from the date hereof and that no Ceapro Shareholders have exercised their Dissent Rights and not including the exercise of any Aeterna Zentaris New Warrants, it is expected that there will be 12,245,969 Common Shares issued and outstanding. Up to a maximum of 3,514,064 Common Shares will be issuable upon the exercise of outstanding convertible securities of Aeterna Zentaris, including, without limitation, the Replacement Options and the Aeterna Zentaris New Warrants to be issued pursuant to the Arrangement. On completion of the Arrangement, assuming that the current number of convertible securities of Aeterna Zentaris and Ceapro does not change from the respective dates of the information provided herein, and without giving effect to the Consolidation, it is expected that the total number of Common Shares issued and outstanding will be 15,760,033 on a fully-diluted basis.

To the knowledge of the directors and executive officers of Aeterna Zentaris as of the date of this Circular, no person will beneficially own, or control or direct, directly or indirectly, voting securities of Aeterna Zentaris carrying 10% or more of the voting rights attached to the Common Shares following completion of the Arrangement.

Estimated Available Funds and Principal Purposes

Based on the Pro-Forma Financial Statements prepared as of September 30, 2023, Aeterna Zentaris had estimated working capital of approximately $50.9 million and Ceapro had estimated working capital of approximately $16.4 million. Based on the Pro-Forma Financial Statements prepared as of September 30, 2023, the Combined Company is expected to have approximately $60.2 million available upon completion of the Arrangement.

Aeterna Zentaris has historically had negative cash flow from operating activities and has historically incurred net losses but, based on current operations, the Combined Company expects to meet its cash needs for the twelve-month period following the date hereof. To the extent that the Combined Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows or raise additional funds through the issuance of additional equity securities, loan financing or other means. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Combined Company as those previously obtained, or at all. See "Risk Factors" in "Section 11 – *Risk Factors*" of the Circular.

Pro-Forma Consolidated Capitalization

The following table sets forth the capitalization of the Combined Company assuming the completion of the Arrangement, but without giving effect to the Consolidation.

Type of Security	Number
Common Shares	12,245,969
Aeterna Zentaris Warrants[1]	2,992,072
Aeterna Zentaris Options[2]	325,072
Aeterna Zentaris DSUs	196,920
Total non-current liabilities[3]	$18,540,364

Notes:

(1) Amount includes Aeterna Zentaris Adjusted Warrants and Aeterna Zentaris New Warrants.
(2) Amount includes Aeterna Zentaris Options and the Replacement Options.
(3) See "Schedule J - *Unaudited Pro Forma Combined Consolidated Financial Statements*".

Directors and Executive Officers

Following completion of the Arrangement, the Combined Company Board will be comprised of eight (8) directors. The directors of Combined Company will hold office until the next annual general meeting of Shareholders or until their respective successors have been duly elected or appointed, unless his or her office is vacated earlier in accordance with the articles of the Combined Company (being the articles of Aeterna Zentaris) or within the provisions of the CBCA.

Management of the Combined Company is expected to include executives from both Ceapro and Aeterna Zentaris. Gilles Gagnon, Ceapro's current President and Chief Executive Officer, and Giuliano La Fratta, Aeterna Zentaris' current Senior Vice President, Finance and Chief Financial Officer, will lead the Combined Company's business following completion of the Arrangement as President and Chief Executive Officer and Senior Vice President and Chief Financial Officer, respectively. Upon closing of the Arrangement and as a component of near-term integration efforts, it is expected that the Combined Company Board will assess the composition of the Combined Company's executive officer team (aside from the President and Chief Executive Officer and Senior Vice President and Chief Financial Officer) to determine which Ceapro and which Aeterna Zentaris executive officers will hold roles as executive officers of the Combined Company. Additional changes to the Combined Company Board and executive

officers of the Combined Company may follow over the short, medium, and long-term as integration efforts progress and the Combined Company is in a better position to assess needs and recruit successors.

As of the Effective Date and assuming the exercise in full of the Aeterna Zentaris New Warrants, the Combined Company's directors, President and Chief Executive Officer and Senior Vice President and Chief Financial Officer are expected to collectively hold 188,586 Common Shares (representing 1.28% of the total issued and outstanding Common Shares) as a group.

The following table sets out, among other things, the name of each of the persons expected to sit as a director of the Combined Company or as its Chief Executive Officer or Chief Financial Officer, each of their principal occupations for the last five (5) years; the period during which each person has served as a director of Aeterna Zentaris or Ceapro prior to the completion of the Arrangement; and the number of Common Shares of the Combined Company that each are expected to hold immediately upon the completion of the Arrangement.

Name and Place of Residence	**Proposed Position of the Combined Company**	**Principal Occupation for the Five Years Preceding**	**Period Served as a Director of Aeterna Zentaris or Ceapro[2]**	**Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Non-Diluted Basis[(1)(2)(3)]**	**Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full[(1)(2)(4)]**	**Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Partially-Diluted Basis[(1)(2)(3)(5)]**
Gilles Gagnon *Quebec, Canada*	President and Chief Executive Officer and Director	President and Chief Executive Officer of Ceapro	Director of Aeterna Zentaris since 2020 Director of Ceapro since 2007 President and executive officer of Ceapro since 2008	167,831 (1.37%)	167,831 (1.14%)	288,567 (2.33%)
Giuliano La Fratta *Quebec, Canada*	Senior Vice President and Chief Financial Officer	Senior Vice President Finance and Chief Financial Officer of Aeterna Zentaris	Officer of Aeterna Zentaris since 2022	Nil	Nil	2,000 (0.02%)

Name and Place of Residence	Proposed Position of the Combined Company	Principal Occupation for the Five Years Preceding	Period Served as a Director of Aeterna Zentaris or Ceapro[2]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Non-Diluted Basis[1][2][3]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full[1][2][4]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Partially-Diluted Basis[1][2][3][5]
Carolyn Egbert[9] *Texas, USA*	Director	Owner, Creative Solutions for Executives (consulting company); Chair of the Board of Directors of Aeterna Zentaris	Director of Aeterna Zentaris since 2012	1,276 (0.01%)	1,884 (0.01%)	56,118 (0.46%)
Peter Edwards[8][9] *Ohio, USA*	Director	Corporate Director; formerly General Counsel, Aziyo Biologics (medical company)	Director of Aeterna Zentaris since 2020	Nil	Nil	49,000 (0.40%)
Dennis Turpin[8] *Quebec, Canada*	Director	President and Chief Executive Officer of Endoceutics Inc.	Director of Aeterna Zentaris since 2021	1,280 (0.01%)	1,890 (0.01%)	49,690 (0.40%)
Ronald W. Miller[9] *Oakville, Ontario*	Chair	Former President and CEO of Hoffmann-La Roche Limited (Roche Canada) (2000-2022) Chair of the Board of Directors of Ceapro	Chair of Ceapro since 2022	Nil	Nil	19,821 (0.16%)

Name and Place of Residence	Proposed Position of the Combined Company	Principal Occupation for the Five Years Preceding	Period Served as a Director of Aeterna Zentaris or Ceapro[2]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Non-Diluted Basis[1][2][3]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement Assuming the Exercise of the Aeterna Zentaris New Warrants in Full[1][2][4]	Number and % of Common Shares Expected to be Held Immediately Following Completion of the Arrangement on a Partially-Diluted Basis[1][2][3][5]
Ulrich Kosciessa[8] *Pinneberg, Schleswig-Holstein, Germany*	Director	CEO, Photonamic since September 2006. Since April 2018, COO of SBI ALApharma.	Director of Ceapro since 2015	7,393 (0.06%)	7,393 (0.05%)	29,101 (0.24%)
Geneviève Foster[8][9] *Laval, Quebec*	Director	Business lawyer	Director of Ceapro since 2022	Nil	Nil	19,821 (0.16%)
William Li[9] *Holliston, Massachusetts, USA*	Director	Co-founder and Medical Director since 1994, and President since 2000, of Angiogenesis Foundation	Director of Ceapro since 2014	9,588 (0.08%)	9,588 (0.06%)	38,375 (0.31%)

Notes:

(1) Figures are provided on a pre-Consolidation basis.

(2) Figures assume that the directors and officers hold the same securities immediately prior to the Effective Time as held on the date hereof and that no Ceapro Shareholders have exercised their Dissent Rights.

(3) Percentages are based on 12,245,969 Common Shares issued and outstanding upon the completion of the Arrangement, which excludes the Aeterna Zentaris Shares issuable upon exercise of the Aeterna Zentaris New Warrants.

(4) Number of Common Shares held includes the Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants, if any. The Percentages are based on 14,780,393 Common Shares issued and outstanding upon the completion of the Arrangement, which includes the Common Shares issuable upon the exercise in full of the Aeterna Zentaris New Warrants.

(5) Assumes the exercise, conversion or exchange of any securities of the Combined Company held by such person which are exercisable for, convertible into or exchangeable for Common Shares held by the individual.

(6) We do not have any direct information concerning the number of Aeterna Zentaris or Ceapro securities beneficially owned by the Conditional Nominees or concerning such securities over which such persons exercise control or direction. This information was provided to us by the nominees individually.

(7) Table assumes the approval by the Shareholders at the Meeting of the Conditional Nominee Resolution, including the appointment of each of the Conditional Nominees pursuant thereto.

(8) Anticipated member of the Audit Committee of the Combined Company. Dennis Turpin is expected to be appointed as the Chair of the Audit Committee.

(9) Anticipated member of the Nominating, Governance and Compensation Committee of the Combined Company. Carolyn Egbert is expected to be appointed as the Chair of the Nominating, Governance and Compensation Committee.

(10) See "Section 4.2 – *Conditional Nominee Resolution*" for additional information regarding the former Ceapro director's security holdings.

(11) See "Section 5.15 – *Interest of Directors and Executive Officers in the Arrangement*" for addition information regarding the current Aeterna Zentaris directors and executive officers' security holdings.

Following the completion of the Arrangement, there is not anticipated to be any material changes to the current executive compensation arrangements of Aeterna Zentaris or Ceapro.

To the knowledge of the Corporation, no Person who is expected to serve as a director or officer of the Combined Company following the completion of the Arrangement is, as at the date of this Circular or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Aeterna Zentaris) that:

(a) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, in each case such an order being in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer, or chief financial officer; or

(b) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, in each case such an order being in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as set forth below, to the knowledge of the Corporation, no Person who is proposed to serve as a director or officer of the Combined Company following the completion of the Arrangement, or shareholder who will be holding a sufficient number of Common Shares to affect materially the control of the Combined Company:

(a) is, or within ten years before the date of this Circular has been, a director or executive officer of any company (including Aeterna Zentaris) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Dennis Turpin has been the Chief Executive Officer of Endoceutics since January, 2019. On September 26, 2022, the Superior Court of Quebec issued an order granting Endoceutics, Inc. and its subsidiaries' application for creditor protection under the Companies' Creditors Arrangement Act (Canada) to address near term liquidity issues. The order will be in place until April 15, 2024 and may be extended.

Audit Committee

Composition of the Audit Committee

The Combined Company's Audit Committee is expected to consist of Dennis Turpin (Chair), Geneviève Foster, Peter Edwards and Dr. Ulrich Kosciessa.

Each proposed member is considered "financially literate" as defined in NI 52-110 and each is expected to be considered "independent" as defined in NI 52-110.

Relevant Education and Experience

Each of the members of the Combined Company Audit Committee have the industry experience necessary to understand and analyze financial statements of the level of complexity of the Combined Company, as well as the understanding of internal controls and procedures necessary for financial reporting. The specific education and experience of each is set out under their respective names under the heading "*Directors and Executive Officers*" above,

"Section 4.2 – *Conditional Nominee Resolution*" of the Circular to which this Schedule is attached and Aeterna Zentaris' From 20-F Annual Report which is incorporated by reference herein.

Unaudited *Pro Forma* Consolidated Financial Statements

The unaudited pro forma consolidated financial information for the Combined Company (consolidated to give effect to, among other things, the Arrangement on the Effective Date) (the "**Pro Forma Financial Statements**"), are attached to the Circular as "Schedule J – *Unaudited Pro Forma Combined Consolidated Financial Statements.*"

The Pro Forma Financial Statements have been compiled from the underlying financial statements of Ceapro and Aeterna Zentaris and have been prepared applying accounting policies consistent with IFRS to illustrate the effect of, among other things, the Arrangement. The Pro Forma Financial Statements may not be appropriate for other purposes. Adjustments have been made to prepare the Pro Forma Financial Statements, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made are described in the notes to the Pro Forma Financial Statements.

The Pro Forma Financial Statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the Pro Forma Financial Statements; or (ii) the results expected in future periods.

Material Contracts

Please see the Aeterna Zentaris' From 20-F Annual Report dated March 22, 2023 which is incorporated by reference into this Circular and "Schedule H – *Information Concerning Ceapro – Material Contracts*".

Indebtedness of Directors and Officers

None of the Persons who are proposed to be directors, employees or executive officers of the Combined Company following the completion of the Arrangement, and none of the associates of such Persons is or has been indebted to either Aeterna Zentaris or Ceapro at any time during the financial year ended December 31, 2022 of each of Aeterna Zentaris and Ceapro or will be indebted to the Combined Company upon completion of the Arrangement in connection with a purchase of securities or otherwise. Furthermore, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Aeterna Zentaris or Ceapro.

Independent Auditors, Transfer Agent and Registrar

The independent auditors of Aeterna Zentaris following the completion of the Arrangement will continue to be Deloitte LLP, 1190, Avenue Des Canadiens-De-Montreal, Bureau 500, Montreal, Québec, H3B 0M7, Canada.

The transfer agent and registrar for the Common Shares and the Warrant Agent for the Aeterna Zentaris New Warrants will continue to be Computershare at is principal office in Montréal, Québec.

Aeterna Zentaris' agent for service of process and SEC matters in the U.S. is its wholly-owned subsidiary, Aeterna Zentaris, Inc., located at 315 Sigma Drive, Summerville, South Carolina 29486.

Risk Factors

The business and operations of the Combined Company will continue to be subject to the risks currently faced by Aeterna Zentaris and Ceapro, as well as certain risks unique to the Combined Company, including those set out in "Section 11 – *Risk Factors*". Readers should also carefully consider the risk factors relating to Aeterna Zentaris described in the most recent annual information form of Aeterna Zentaris and the risk factors relating to Ceapro described in "Schedule H – *Information Concerning Ceapro – Risk Factors*".

SCHEDULE J

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(See attached.)

(In Canadian dollars)

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of SEC Regulation S-X and applicable Canadian securities laws.

The following unaudited pro forma condensed consolidated statement of financial position of the Combined Company and its consolidated subsidiaries after giving effect to the Transaction as of September 30, 2023 and the unaudited pro forma condensed consolidated statements of income (loss) of the Combined Company and its consolidated subsidiaries for the year ended December 31, 2022 and for the nine months ended September 30, 2023 present the combination of the financial information of Ceapro Inc. ("Ceapro") and Aeterna Zentaris Inc. ("Aeterna Zentaris"), after giving effect to the Transaction.

The unaudited pro forma condensed consolidated statement of financial position as of September 30, 2023 gives pro forma effect to the Transaction as if it had occurred on September 30, 2023. The unaudited pro forma condensed consolidated statements of income (loss) for the year ended December 31, 2022 and for the nine months ended September 30, 2023 give pro forma effect to the Transaction as if they had occurred on January 1, 2022.

The unaudited pro forma condensed consolidated financial information has been derived from, and should be read in conjunction with, the historical financial statements of Ceapro and Aeterna Zentaris and the notes thereto, as well as the disclosures incorporated by reference in the Management Information Circular (the "Circular").

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial information incorporate the significant accounting policies used by Ceapro for the respective periods in the consolidated financial statements included in this Circular.

The unaudited pro forma condensed consolidated financial information has been presented for illustrative purposes only and may not necessarily reflect what the Combined Company's financial condition or results of operations would have been had the Transaction occurred on the dates indicated. Further, the unaudited pro forma condensed consolidated financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma adjustments represent management's estimates based on information available as of the date of this unaudited pro forma condensed consolidated financial information and are subject to change as additional information becomes available and analyses are performed.

Pro forma adjustments reflected in the unaudited pro forma condensed consolidated financial information are based on items that are factually supportable, directly attributable to the Transaction for which there are firm commitments and are expected to have a continuing impact on the unaudited pro forma condensed consolidated financial information for which completed financial effects are objectively determinable.

Description of the Transaction

Aeterna Zentaris and Ceapro entered into a binding arrangement agreement (the "Arrangement Agreement") dated December 14, 2023 pursuant to which Aeterna Zentaris will acquire all of the issued and outstanding common shares of Ceapro (the "Transaction"). The Transaction will be effected by way of a plan of arrangement of Ceapro under the *Canada Business Corporations Act* pursuant to which, at closing, each outstanding Class A voting common share of Ceapro ("Ceapro Common Share") will be exchanged for 0.09439 of a common share of Aeterna Zentaris ("Aeterna Zentaris Common Share") (the "Exchange Ratio").

Additionally, as part of the Transaction, Aeterna Zentaris will issue to its shareholders immediately prior to the closing of the Transaction, 0.47698 of a share purchase warrant ("New Warrant") for each Aeterna Zentaris Common Share held. The Transaction also provides for the issuance of replacement options ("Replacement Options") to holders of Ceapro's outstanding options on similar terms, as adjusted by the Exchange Ratio.

As a result, following the closing of the Transaction, Aeterna Zentaris will own all of the issued and outstanding Ceapro Common Shares. Following the closing of the Transaction, former shareholders of Ceapro will own approximately 50% of the Combined Company and former shareholders of Aeterna Zentaris will own approximately 50% of the Combined Company, assuming the exercise of all New Warrants.

In order to ensure that Aeterna Zentaris meets the Nasdaq listing requirements under Nasdaq Listing Rules 5505(a) and (b) which require, among other things, that listed securities of Aeterna Zentaris have a minimum bid price of US$4.00 per share, or a minimum closing price of US$2.00 to US$3.00 per share, the issued and outstanding Aeterna Zentaris Common Shares will consolidate on the basis of a range of one post-consolidation Aeterna Zentaris Common Share for every three to four pre-consolidation Aeterna Zentaris Common Shares (the "Consolidation").

In order to become effective, the Transaction requires, among other things, Aeterna Zentaris shareholder approval, Ceapro shareholder approval, regulatory approvals, including approval of the Transaction by the Court of Kings Bench of Alberta, receipt of various stock exchange approvals and the satisfaction of certain closing conditions customary to transactions of this nature.

Anticipated Accounting Treatment

The Transaction will be accounted for as a reverse business acquisition in accordance with IFRS. Aeterna Zentaris will be treated as the "acquiree" for accounting purposes. Ceapro has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Transaction is treated as a reverse take over.

- Ceapro's existing shareholders and Aeterna Zentaris' existing shareholders will have the equal voting interest in the Combined Company under fully diluted basis considering the New Warrants with an approximately 50.0% voting interest each;

- The Ceapro Chief Executive Officer will continue as Chief Executive Officer of the Combined Company;

- Directors of Ceapro will form a majority on the board of directors of the Combined Company; and

- Ceapro is the larger entity based on historical total assets, excluding cash on hand, and revenues.

The fair value of the consideration for the acquisition of the Aeterna Zentaris Common Shares will ultimately be based on the market price of the Ceapro Common Shares immediately prior to the closing of the Transaction. The market price of the Combined Company Common Share is expected to be influenced by a number of factors that are out of the control of the Combined Company, included but not limited to the market's perception of the Transaction and other developments that could arise between the filing of this Circular and the closing of the Transaction.

On January 8, 2024, the trading price of Ceapro Common Shares was $0.18 per share. For purposes of the accompanying unaudited pro forma condensed consolidated financial information, the estimated fair value of the Combined Company Common Shares is preliminary and will change based on fluctuations in the trading prices of the Ceapro Common Shares through to the closing of the Transaction. Adjustments to the Combined Company's ultimate accounting for the Transaction arising from such changes could be material.

Basis of Pro Forma Presentation

All dollar amounts are expressed in Canadian dollars ("C$" or "$") unless otherwise noted as US dollars ("US$"). The historical financial information of Aeterna Zentaris has been translated to C$ from US$ based on exchange rates disclosed in the accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.

The following summarizes the pro forma ownership of Combined Company Common Shares following the Transaction:

	%
Shares held by current Ceapro shareholders	50.0 %
Shares held by current Aeterna Zentaris shareholders[(1)]	50.0
Pro Forma Combined Company Common Shares	**100.0 %**

(1) Includes the 2,534,424 Combined Company Common Shares issuable to the current Aeterna Zentaris shareholders and Aeterna Zentaris warrant holders upon exercise of their New Warrants.

Additional Combined Company Common Shares could be issued in the future that would dilute the above ownership percentages:

Exercisable currently or immediately following the closing of the Transaction[(1)]	
Existing warrants issued by Aeterna Zentaris	457,648
Replacement options held by Ceapro employees	231,443
Existing options held by Aeterna Zentaris employees	21,677

(1) All figures are on a pre-Consolidation basis.

Pro Forma Condensed Consolidated Statement of Financial Position
September 30, 2023
(In Canadian dollars)
(Unaudited)

	Ceapro Inc.	Aeterna Zentaris Inc.	Transaction Accounting Adjustments	Notes	Pro Forma Combined Company
	$	$	$		$
	Note 4(a)	Note 3			
ASSETS					
Current assets					
Cash and cash equivalents	11,355,731	52,398,112	(2,766,181) (3,949,398)	4(d) 4(e)	57,038,264
Trade and other receivables	—	738,192	1,064,739	4(b)	1,802,931
Trade receivables	982,895	—	(982,895)	4(b)	—
Other receivables	81,844	—	(81,844)	4(b)	—
Inventory	5,370,967	123,032			5,493,999
Income taxes receivable	—	156,832			156,832
Prepaid expenses and other current assets	214,371	3,247,504			3,461,875
Total current assets	18,005,808	56,663,672	(6,715,579)		67,953,901
Non-current assets					
Investment tax credits receivable	854,895	—			854,895
Deposits	76,954	—			76,954
Licenses	10,366	—			10,366
Restricted cash equivalents	—	432,640			432,640
Property and equipment	14,996,189	344,760			15,340,949
Intangible assets	—	—	2,950,064	4(c)	2,950,064
Total non-current assets	15,938,404	777,400	2,950,064		19,665,868
Total assets	33,944,212	57,441,072	(3,765,515)		87,619,769
LIABILITIES					
Current liabilities					
Payables and accrued liabilities	1,246,197	4,461,600			5,707,797
Provisions	—	75,712			75,712
Income taxes payable	—	143,312			143,312
Deferred revenues	—	121,680			121,680
Deferred gain	—	715,208			715,208
Warrant liability	—	—	4,828,499 (4,815,406)	4(c) 4(f)	13,093
DSU liability	—	—	376,117	4(c)	376,117
Lease liabilities	391,241	198,744			589,985
Total current liabilities	1,637,438	5,716,256	389,210		7,742,904
Non-current liabilities					
Deferred revenues	—	2,226,744			2,226,744
Deferred tax liabilities	390,109	—			390,109
Lease liabilities	1,953,295	94,640			2,047,935
Employee future benefits	—	13,661,960			13,661,960
Provisions	—	213,616			213,616
Total non-current liabilities	2,343,404	16,196,960	—		18,540,364
Total liabilities	3,980,842	21,913,216	389,210		26,283,268

(In Canadian dollars)
(Unaudited)

Shareholders' equity					
Share capital	16,721,867	396,690,320	(396,690,320)	4(c)	30,811,996
			9,274,723	4(c)	
			4,815,406	4(f)	
Contributed surplus	4,941,386	129,476,984	(129,476,984)	4(c)	4,951,849
			10,463	4(c)	
Retained earnings (Deficit)	8,300,117	(489,542,976)	(3,949,398)	4(e)	25,572,656
			493,492,374	4(c)	
			20,038,720	4(c)	
			(2,766,181)	4(d)	
Accumulated other comprehensive loss	—	(1,096,472)	1,096,472	4(c)	—
Total Shareholders' equity	29,963,370	35,527,856	(4,154,725)		61,336,501
Total liabilities and shareholders' equity	33,944,212	57,441,072	(3,765,515)		87,619,769

Pro Forma Condensed Consolidated Statement of Income (Loss)
For the year ended December 31, 2022
(In Canadian dollars)
(Unaudited)

	Ceapro Inc.	Aeterna Zentaris Inc.	Transaction Accounting Adjustments	Notes	Pro Forma Combined Company
	$	$	$		$
	Note 5(a)	Note 3			
Revenues	18,839,607	7,363,584			26,203,191
Cost of goods sold	7,821,908	204,979			8,026,887
Gross margin	11,017,699	7,158,605	—		18,176,304
Research and development	1,788,666	16,327,834	231,748	5(f)	18,348,248
Selling, general and administrative	—	10,745,088	3,730,056	5(b)	21,190,723
			2,766,181	5(d)	
			3,949,398	5(e)	
General and administration	3,700,498	—	(3,700,498)	5(b)	—
Sales and marketing	29,558	—	(29,558)	5(b)	—
Finance costs	184,967	—	(184,967)	5(b)	—
Impairment of intangible assets	—	762,470			762,470
Impairment of goodwill	—	9,977,395			9,977,395
Impairment of other assets	—	161,894			161,894
Bargain purchase gain	—	—	(20,038,720)	5(c)	(20,038,720)
Income (loss) from operations	5,314,010	(30,816,076)	13,276,360		(12,225,706)
Finance costs	—	3,917	184,967	5(b)	188,884
Other income	(462,905)	(1,147,622)			(1,610,527)
Income (loss) before income taxes	5,776,915	(29,672,371)	13,091,393		(10,804,063)
Income tax expense	1,378,817	—	(636,222)	5(g)	742,595
Net income (loss)	4,398,098	(29,672,371)	13,727,615		(11,546,658)
Basic and diluted loss per share	0.06			7	(0.78)
Weighted average number of shares outstanding					
Basic	77,961,714			7	14,780,393
Diluted	78,582,083			7	14,780,393

Pro Forma Condensed Consolidated Statement of Income (Loss)
For the nine months ended September 30, 2023
(In Canadian dollars)
(Unaudited)

	Ceapro Inc.	Aeterna Zentaris Inc.	Transaction Accounting Adjustments	Notes	Pro Forma Combined Company
	$	$	$		$
	Note 6(a)	Note 3			
Revenues	7,982,542	5,902,822			13,885,364
Cost of goods sold	4,226,411	225,216			4,451,627
Gross margin	3,756,131	5,677,606	—		9,433,737
Research and development	2,085,127	13,070,631	179,536	6(c)	15,335,294
Selling, general and administrative	—	8,266,918	5,152,869	6(b)	13,419,787
General and administration	5,119,395	—	(5,119,395)	6(b)	—
Sales and marketing	33,474	—	(33,474)	6(b)	—
Finance costs	152,894	—	(152,894)	6(b)	—
Loss from operations	(3,634,759)	(15,659,943)	(26,642)		(19,321,344)
Finance income	—	(996,615)	152,894	6(b)	(843,721)
Other expense (income)	(348,957)	59,338			(289,619)
Loss before income taxes	(3,285,802)	(14,722,666)	(179,536)		(18,188,004)
Income tax benefit	(705,859)	—			(705,859)
Net loss	(2,579,943)	(14,722,666)	(179,536)		(17,482,145)
Basic and diluted loss per share	(0.03)			7	(1.18)
Weighted average number of shares outstanding (basic and diluted)	78,265,631			7	14,780,393

(In Canadian dollars)

1. Description of the Transaction

Summary of business

Ceapro is a Canadian biopharmaceutical company involved in the development and commercialization of "active ingredients" derived from oats and other renewable plant resources for healthcare and cosmetic industries. Ceapro's primary business activities relate to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. Aeterna Zentaris' lead product, Macrilen® (macimorelin), is the first and only U.S. Food and Drug Administration ("FDA") and European Medicines Agency ("EMA") approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency ("AGHD"). Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. Aeterna Zentaris' several other license and commercialization partners are also seeking approval for commercialization of macimorelin in Israel and the Palestinian Authority, the Republic of Korea, Turkey and several non-European Union Balkan countries. Aeterna Zentaris is actively pursuing business development opportunities for the commercialization of macimorelin in North America, Asia and the rest of the world. Aeterna Zentaris is also dedicated to the development of therapeutic assets and has taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

Aeterna Zentaris and Ceapro entered into a binding arrangement agreement (the "Arrangement Agreement") dated December 14, 2023 pursuant to which Aeterna Zentaris will acquire all of the issued and outstanding common shares of Ceapro (the "Transaction"). The Transaction will be effected by way of a plan of arrangement of Ceapro under the Canada Business Corporations Act pursuant to which, at closing, each outstanding Ceapro common share will be exchanged for 0.09439 of a Aeterna Zentaris Common Share (the "Exchange Ratio").

Additionally, as part of the Transaction, Aeterna Zentaris will issue to its shareholders immediately prior to the closing of the Transaction, 0.47698 of a share purchase warrant ("New Warrant") for each Aeterna Zentaris Common Share held. The Transaction also provides for the issuance of replacement options ("Replacement Options") to holders of Ceapro's outstanding options on similar terms, as adjusted by the Exchange Ratio.

As a result, following the closing of the Transaction, Aeterna Zentaris will own all of the issued and outstanding Ceapro Common Shares. Following the closing of the Transaction, former shareholders of Ceapro will own approximately 50% of the Combined Company and former shareholders of Aeterna Zentaris will own approximately 50% of the Combined Company, assuming the exercise of all New Warrants.

In order to ensure that Aeterna Zentaris meets the Nasdaq listing requirements under Nasdaq Listing Rules 5505(a) and (b) which require, among other things, that listed securities of Aeterna Zentaris have a minimum bid price of US$4.00 per share, or a minimum closing price of US$2.00 to US$3.00 per share, the issued and outstanding Aeterna Zentaris Common Shares will consolidate on the basis of a range of one post-consolidation Aeterna Zentaris Common Share for every three to four pre-consolidation Aeterna Zentaris Common Shares (the "Consolidation").

In order to become effective, the Transaction requires, among other things, Aeterna Zentaris shareholder approval, Ceapro shareholder approval, regulatory approvals, including approval of the Transaction by the Court of Kings Bench of Alberta, receipt of various stock exchange approvals and the satisfaction of certain closing conditions customary to transactions of this nature.

2. Basis of presentation

(In Canadian dollars)

The unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of SEC Regulation S-X and applicable Canadian securities laws.

The Transaction will be accounted for as a reverse business acquisition in accordance with IFRS. Aeterna Zentaris will be treated as the "acquiree" for accounting purposes. Ceapro has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Transaction is treated as a reverse take over.

- Ceapro's existing shareholders and Aeterna Zentaris' existing shareholders will have the equal voting interest in the Combined Company under fully diluted basis considering the New Warrants with an approximately 50.0% voting interest each;
- The Ceapro Chief Executive Officer will continue as Chief Executive Officer of the Combined Company;
- Directors of Ceapro will form a majority on the board of directors of the Combined Company; and
- Ceapro is the larger entity based on historical total assets excluding cash on hand and revenues.

The fair value of the consideration for the acquisition of the Aeterna Zentaris Common Shares will ultimately be based on the market price of the Ceapro Common Shares immediately prior to the closing of the Transaction. The market price of the Combined Company Common Share is expected to be influenced by a number of factors that are out of the control of the Combined Company, included but not limited to the market's perception of the Transaction and other developments that could arise between the filing of this Circular and the closing of the Transaction.

On January 8, 2024, the trading price of Ceapro Common Shares was $0.18 per share. For purposes of the accompanying unaudited pro forma condensed consolidated financial information, the estimated fair value of the Combined Company Common Shares is preliminary and will change based fluctuations in the trading prices of the Ceapro Common Shares through to the closing of the Transaction. Adjustments to the Combined Company's ultimate accounting for the Transaction arising from such changes could be material. The following unaudited pro forma condensed consolidated statement of financial position of the Combined Company and its consolidated subsidiaries after giving effect to the Transaction as of September 30, 2023 and the unaudited pro forma condensed consolidated statements of income (loss) of the Combined Company and its consolidated subsidiaries for the nine months ended September 30, 2023 and for the year ended December 31, 2022 present the combination of the financial information of Ceapro and Aeterna Zentaris, after giving effect to the Transaction.

The unaudited pro forma condensed consolidated financial information does not include any operating efficiencies or cost savings and accordingly only includes Transaction accounting adjustments. The Transaction accounting adjustments presented in the pro forma financial information are made to provide relevant information necessary for an understanding of the Combined Company reflecting the accounting for the Transaction.

The unaudited pro forma condensed consolidated statement of financial position as of September 30, 2023 has been prepared by management for the purposes of presenting the impact of the Transaction as if it had occurred on September 30, 2023. The unaudited pro forma condensed consolidated statement of income (loss) for the nine months ended September 30, 2023 and for the year ended December 31, 2022 have been prepared by management for the purposes of presenting the impact of the Transaction as if it had occurred on January 1, 2022.

The unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with:

- The audited consolidated financial statements and related notes of Ceapro Inc. as at and for the year ended December 31, 2022;

- The unaudited condensed interim consolidated financial statements and related notes of Ceapro Inc. as at and for the nine months ended September 30, 2023;

- The audited consolidated financial statements and related notes of Aeterna Zentaris Inc. as at and for the year ended December 31, 2022; and

- The unaudited condensed interim consolidated financial statements and related notes of Aeterna Zentaris Inc. as at and for the nine months ended September 30, 2023.

The unaudited pro forma condensed consolidated financial information, including the notes thereto, should be read in conjunction with the Ceapro and Aeterna Zentaris historical financial statements, and their respective Management's Discussion and Analysis of financial condition and results of operations incorporated by reference in this Circular. The historical financial information of Ceapro and Aeterna Zentaris are prepared in accordance with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

The unaudited pro forma condensed consolidated financial information is based on assumptions and adjustments that are described in the accompanying notes. The pro forma adjustments presented herein are preliminary and are based on available financial information and certain estimates and assumptions. Management believes that such assumptions provide a reasonable basis for presenting all the significant effects of the contemplated transactions, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied to the unaudited pro forma condensed consolidated financial information. The actual adjustments to the consolidated financial statements of the Combined Company will likely differ from the pro forma adjustments herein.

The unaudited pro forma condensed consolidated financial information has been presented for illustrative purposes only and do not necessarily reflect what the Combined Company's financial condition or results of operations would have been had the Transaction occurred on the dates indicated. Further, the unaudited pro forma condensed consolidated financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors, and it is possible the difference may be material.

The unaudited pro forma adjustments represent management's estimates based on information available as of the date of this unaudited pro forma condensed consolidated financial information and are subject to change as additional information becomes available and analyses are performed.

Pro forma adjustments reflected in the unaudited pro forma condensed consolidated financial information are based on items that are factually supportable, directly attributable to the Transaction for which there are firm commitments and are expected to have a continuing impact on the unaudited pro forma condensed consolidated financial information for which completed financial effects are objectively determinable.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the Transaction are based on certain currently available information and certain assumptions and methodologies that Management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transaction based on information available at

this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information.

Ceapro and Aeterna Zentaris have not had any historical relationship prior to the Transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following summarizes the pro forma ownership of Combined Company Common Shares following the Transaction:

	%
Shares held by current Ceapro shareholders	50.0 %
Shares held by current Aeterna Zentaris shareholders[(1)]	50.0
Pro Forma Combined Company Common Shares	**100.0** %

(1) Includes the 2,534,424 Combined Company Common Shares issuable to the current Aeterna Zentaris shareholders and Aeterna Zentaris warrant holders upon exercise of their New Warrants.

Additional Combined Company Common Shares could be issued in the future that would dilute the above ownership percentages:

Exercisable currently or immediately following the closing of the Transaction[(1)]	
Existing warrants issued by Aeterna Zentaris	457,648
Replacement options held by Ceapro employees	231,443
Existing options held by Aeterna Zentaris employees	21,677

(1) All figures are on a pre-Consolidation basis.

3. Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

The historical financial information of Aeterna Zentaris was presented in US dollars. The following tables reflect the adjusted financial statements derived from the audited consolidated financial statements of Aeterna Zentaris as at and for the year ended December 31, 2022 and the unaudited condensed interim consolidated financial statements of Aeterna Zentaris for the nine months ended September 30, 2023 as a result of the translation from US Dollars ("US$") to Canadian Dollars ("C$") and reclassifications from line to line in order to provide a consistent classification and presentation with the Combined Company's consolidated financial statement presentation (the "adjustments"). Management has reviewed and determined there were no significant differences in accounting policies applied by Aeterna Zentaris and Ceapro. These adjustments reflect Management's best estimates based upon the information currently available to Management and could be subject to change once more detailed information is obtained.

The statement of financial position as at September 30, 2023 was translated at a spot exchange rate of C$1.3520 = US$1.00. The statement of income (loss) for the year ended December 31, 2022 was translated at the average exchange rate of C$1.3056 = US$1.00, and the statement of income (loss) for the nine months ended September 30, 2023 was translated at the average exchange rate of C$1.3486 = US$1.00.

The table below presents Aeterna Zentaris' statement of financial position as at September 30, 2023, converted in Canadian dollars:

	Thousands of US$	Reclassifications	US$	C$
ASSETS				
Current assets				
Cash and cash equivalents	38,756		38,756,000	52,398,112
Trade and other receivables	546		546,000	738,192
Inventory	91		91,000	123,032
Income taxes receivable	116		116,000	156,832
Prepaid expenses and other current assets	2,402		2,402,000	3,247,504
Total current assets	41,911	—	41,911,000	56,663,672
Non-current assets				
Restricted cash equivalents	320		320,000	432,640
Property and equipment	255		255,000	344,760
Total non-current assets	575	—	575,000	777,400
Total assets	42,486	—	42,486,000	57,441,072
LIABILITIES				
Current liabilities				
Payables and accrued liabilities	3,300		3,300,000	4,461,600
Provisions	56		56,000	75,712
Income taxes payable	106		106,000	143,312
Deferred revenues	90		90,000	121,680
Deferred gain	529		529,000	715,208
Lease liabilities	147		147,000	198,744
Total current liabilities	4,228	—	4,228,000	5,716,256
Non-current liabilities				
Deferred revenues	1,647		1,647,000	2,226,744
Lease liabilities	70		70,000	94,640
Employee future benefits	10,105		10,105,000	13,661,960
Provisions	158		158,000	213,616
Total non-current liabilities	11,980	—	11,980,000	16,196,960
Total liabilities	16,208	—	16,208,000	21,913,216
Shareholders' equity				
Share capital	293,410		293,410,000	396,690,320
Warrants	5,085	(5,085)	—	—
Contributed surplus	90,682	5,085	95,767,000	129,476,984
Deficit	(362,088)		(362,088,000)	(489,542,976)
Accumulated other comprehensive loss	(811)		(811,000)	(1,096,472)
Total Shareholders' equity	26,278	—	26,278,000	35,527,856
Total liabilities and shareholders' equity	42,486	—	42,486,000	57,441,072

The table below presents Aeterna Zentaris' statement of net loss for the year ended December 31, 2022, converted in Canadian dollars.

	Thousands of US$	Reclassifications	US$	C$
Revenues	5,640		5,640,000	7,363,584
Cost of goods sold		157	157,000	204,979
Gross margin			5,483,000	7,158,605
Expenses				
Cost of sales	157	(157)		
Research and development	12,506		12,506,000	16,327,834
Selling, general and administrative	8,230		8,230,000	10,745,088
Impairment of intangible assets	584		584,000	762,470
Impairment of goodwill	7,642		7,642,000	9,977,395
Impairment of other assets	124		124,000	161,894
Total operating expenses	29,243			
Loss from operations	(23,603)	—	(23,603,000)	(30,816,076)
Finance costs	—	3	3,000	3,917
Other income	—	(879)	(879,000)	(1,147,622)
Gain due to changes in foreign currency exchange rates	(879)	879		
Other finance costs	3	(3)		
Net finance income	(876)	876		
Net loss	(22,727)	—	(22,727,000)	(29,672,371)

The table below presents Aeterna Zentaris' statement of net loss for the nine months ended September 30, 2023, converted in Canadian dollars.

	Thousands of US$	Reclassifications	US$	C$
Revenues	4,377		4,377,000	5,902,822
Cost of goods sold		167	167,000	225,216
Gross margin			4,210,000	5,677,606
Expenses				
Cost of sales	167	(167)		
Research and development	9,692		9,692,000	13,070,631
Selling, general and administrative	6,130		6,130,000	8,266,918
Total operating expenses	15,989			
Loss from operations	(11,612)	—	(11,612,000)	(15,659,943)
Finance income	—	(739)	(739,000)	(996,615)
Other expense (income)	—	44	44,000	59,338
Loss due to changes in foreign currency exchange rates	44	(44)		
Interest income	(739)	739		
Net finance income	(695)	695		
Net loss	(10,917)	—	(10,917,000)	(14,722,666)

4. Adjustments to the Pro Forma Condensed Consolidated Statement of Financial Position

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Notes

(a) Derived from the consolidated statement of financial position of Ceapro Inc. as at September 30, 2023.

(b) To reflect reclassifications from line to line in order to provide a consistent classification and presentation of the Combined Company consolidated financial statement presentation.

Pro forma Transaction Accounting Adjustments

(c) Business acquisition

(In Canadian dollars)

To reflect the preliminary estimated gain on bargain purchase recognized in accordance with IFRS 3, for the excess of the net acquisition date amounts of the identifiable assets acquired and liabilities assumed over the fair value of consideration transferred.

The following table reflects the effect of Aeterna Zentaris' preliminary purchase price allocation:

	Number	$
Purchase price		
Equity instruments:		
Shares deemed issued to Aeterna Zentaris shareholders(1)	4,855,876	9,274,723
Replacement share-based payment awards:		
Equity-settled options(2)	53,400	10,463
Cash-settled DSUs(2)	196,920	376,117
		9,661,303
Provisional recognized amounts of identifiable assets acquired and liabilities assumed		
Cash and cash equivalents(4)		48,448,714
Trade and other receivables		738,192
Inventories		123,032
Income tax receivables		156,832
Prepaid expenses and deposits		3,247,504
Restricted cash equivalents		432,640
Property and equipment		344,760
Intangible assets(5)		2,950,064
Accounts payable and accrued liabilities		(4,461,600)
Provisions		(289,328)
Income tax payable		(143,312)
Deferred revenues		(2,348,424)
Deferred gain		(715,208)
Lease liabilities		(293,384)
Employee future benefits		(13,661,960)
Warrant liability(3)		(4,828,499)
Total provisional identifiable net assets (liabilities)		29,700,023
Gain on bargain purchase		(20,038,720)
Total		9,661,303

(1) The fair value of the 4,855,876 common shares deemed issued to Aeterna Zentaris shareholders of $1.91 per share was based on the listed share price of Ceapro as at January 8, 2024, after giving effect to the exchange of each outstanding Ceapro Common Share for 0.09439 of a Aeterna Zentaris Common Share.

(In Canadian dollars)

(2) In accordance with the terms of the Arrangement Agreement, Aeterna Zentaris' share-based payment awards held by employees of Aeterna Zentaris continued with no modifications and are deemed to be replacement awards issued.

The value of the replacement awards is $393,905, after taking into account an estimated forfeiture rate of nil. The consideration for the business combination includes $10,463 for equity-settled options and $376,117 for cash-settled DSUs transferred to employees of Aeterna Zentaris when the acquiree's awards were substituted by the replacement awards, which relates to past service. The balance of $7,325 will be recognized as post-acquisition compensation cost.

The fair value at acquisition date was estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the options and DSUs were granted, using the following assumptions:

	Options	DSUs
Expected dividend yield	0.0%	0.0%
Weighted average expected volatility	65%	65%
Weighted average risk-free rate	3.69%	3.08%
Weighted average expected life (years)	2.79	9.13
Share price	$ 1.91	$ 1.91
Weighted average exercise price	$ 10.62	—
Weighted average fair value	$ 0.33	$ 1.91

The expected volatility of these options and DSUs was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued.

Prior to the Transaction, the conditions of the DSUs were modified which caused a change in their classification to cash-settled share-based payments.

(3) The fair value of the warrant liability of $4,828,499 includes $13,093 for the 457,648 existing warrants of Aeterna Zentaris and $4,815,406 for the 2,534,424 New Warrants issued to Aeterna Zentaris shareholders and warrant holders.

The fair value of the 457,648 warrants deemed issued to Aeterna Zentaris warrant holders was estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the warrants were issued, using the following assumptions:

	Warrants
Expected dividend yield	0.0%
Weighted average expected volatility	65%
Weighted average risk-free rate	4.91%
Weighted average expected life (years)	1.87
Share price	$ 1.91
Weighted average exercise price	$ 21.76
Weighted average fair value	$ 0.03

The fair value of the 2,534,424 New Warrants issued to Aeterna Zentaris shareholders was based on the listed share price of Ceapro as at January 8, 2024 less the exercise price of US$0.01, after giving effect to the exchange of each outstanding Ceapro Common Share for 0.09439 of a Aeterna Zentaris Common Share.

(4) The fair value of cash and cash equivalents was based on the carrying value balance per note 3. The balance was adjusted to recognize the payment of estimated non-recurring incremental transaction costs of Aeterna Zentaris described in note 4(e).

(5) The identifiable intangible assets consist of patents expiring between 2027 and 2041 which will be amortized on their respective remaining patent life.

The final determination of the purchase price allocation of the business acquisition will be based on Aeterna Zentaris' net assets acquired as of the acquisition date. The purchase price allocation may change

(In Canadian dollars)

materially based on the receipt of more detailed information. Therefore, the actual allocations will differ from the pro forma adjustments presented.

(d) To reflect the payment of $2,766,181 estimated non-recurring incremental transaction costs of Ceapro, including banking, printing, legal and accounting services which are incremental cost of the Transaction, that are not recorded in its September 30, 2023 financial statements as an increase to general and administrative expense as if the transactions had occurred on September 30, 2023. The transaction is not expected to have a recurring impact.

(e) To reflect the payment of $3,949,398 estimated non-recurring incremental transaction costs of Aeterna Zentaris, including banking, printing, legal and accounting services which are incremental cost of the Transaction, that are not recorded in its September 30, 2023 financial statements as an increase to general and administrative expense as if the transactions had occurred on September 30, 2023. The transaction is not expected to have a recurring impact.

(f) To reflect the exercise of the 2,534,424 New Warrants to purchase Combined Company Common Shares by Aeterna Zentaris shareholders and warrant holders on a cashless basis. This assumes that all holders would exercise their New Warrants.

5. Adjustments to the Pro Forma Condensed Consolidated Statement of income (loss) for the year ended December 31, 2022

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Notes

(a) Derived from the consolidated statement of net income and comprehensive income of Ceapro Inc. for the year ended December 31, 2022.

(b) To reflect reclassifications from line to line in order to provide a consistent classification and presentation of the Combined Company consolidated financial statement presentation.

Pro forma Transaction Accounting Adjustments

(c) To reflect the preliminary gain on bargain purchase recognized in accordance with IFRS 3, for the excess of the net acquisition date amounts of the identifiable assets acquired and liabilities assumed over the fair value of consideration transferred. The adjustment is not expected to have a continuing effect on the operating results of the Combined Company (see note 4(c)).

(d) To reflect Ceapro's estimated incremental advisory, legal, accounting, and other professional fees of $2,766,181 related to the Transaction. This estimate may change as additional information becomes known. The transaction is not expected to have a recurring impact.

(e) To reflect Aeterna Zentaris' estimated incremental advisory, legal, accounting, and other professional fees of $3,949,398 related to the Transaction. This estimate may change as additional information becomes known. The transaction is not expected to have a recurring impact.

(f) To reflect the amortization of identifiable intangible assets acquired in the Transaction (see note 4(c)).

(g) To reflect income tax related to the pro forma Transaction accounting adjustments estimated using a rate of 23%.

6. Adjustments to the Pro Forma Condensed Consolidated Statement of income (loss) for the nine months ended September 30, 2023

(In Canadian dollars)

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Notes

(a) Derived from the consolidated statement of loss (income) and comprehensive loss (income) of Ceapro Inc. for the nine months ended September 30, 2023.

(b) To reflect reclassifications from line to line in order to provide a consistent classification and presentation of the Combined Company consolidated financial statement presentation.

Pro forma Transaction Accounting Adjustments

(c) To reflect the amortization of identifiable intangible assets acquired in the Transaction (see note 4(c)).

7. Pro forma loss per share

For purposes of the unaudited pro forma condensed consolidated financial information, the pro forma loss per share figures have been calculated using the pro forma weighted average number of Combined Company Common Shares which would have been outstanding for the nine months ended September 30, 2023 and year ended December 31, 2022, assuming the completion of the Transaction, on January 1, 2022.

Basic and diluted net loss per share is calculated by dividing the net loss for the period by the pro forma weighted average number of Combined Company Common Shares that would have been outstanding during the period using the treasury stock method. The weighted average number of common shares was determined by taking the historical weighted average number of Company Common Shares and adjusting for the shares issued under the Transaction:

	Year ended December 31, 2022	Nine months ended September 30, 2023
	$	$
Net loss	(11,546,658)	(17,482,145)
On a pre-Consolidation basis:		
Basic and diluted weighted-average shares outstanding	14,780,393	14,780,393
Basic and diluted loss per share	(0.78)	(1.18)
On the basis of a consolidation ratio of one post-consolidation Aeterna Zentaris Common Share for every three pre-consolidation Aeterna Zentaris Common Shares:		
Basic and diluted weighted-average shares outstanding	4,926,798	4,926,798
Basic and diluted loss per share	(2.34)	(3.55)
On the basis of a consolidation ratio of one post-consolidation Aeterna Zentaris Common Share for every four pre-consolidation Aeterna Zentaris Common Shares:		

(In Canadian dollars)

Basic and diluted weighted-average shares outstanding	3,695,098	3,695,098
Basic and diluted loss per share	(3.12)	(4.73)
Combined Company Common Shares owned by Ceapro shareholders (2)	7,390,093	7,390,093
Combined Company Common Shares owned by Aeterna Zentaris shareholders(1) (2)	7,390,300	7,390,300
Total weighted average number of Combined Company Common Shares outstanding on a pre-Consolidation basis	14,780,393	14,780,393
Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:		
Stock options (2)	253,120	253,120
Warrants (2)	457,648	457,648

(1) Includes the 2,534,424 Combined Company Common Shares issuable to the current Aeterna Zentaris shareholders and Aeterna Zentaris warrant holders upon exercise of their New Warrants.

(2) Figures are on a pre-Consolidation basis.

SCHEDULE K

GLOSSARY OF DEFINED TERMS

"**2018 Long-Term Incentive Plan**" means the Aeterna Zentaris long-term incentive plan adopted by the Aeterna Zentaris Board on March 27, 2018 and ratified by the Shareholders on May 8, 2018;

"**Acquisition Proposal**" means, other than the transactions involving the Parties contemplated by the Arrangement Agreement, any *bona fide* written or oral offer, proposal, expression of interest, or inquiry to a Party or to its shareholders from any Person or group of Persons, that relates to any one or more of the following:

(a) any direct or indirect acquisition, sale, disposition or purchase (or lease, exchange, transfer or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of: (i) the assets of such Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries taken as a whole or contribute 20% or more of the consolidated revenue or net income of such Party and its subsidiaries taken as a whole; or (ii) 20% or more of any class of voting or equity securities (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of such Party or any of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries taken as a whole or contribute 20% or more of the consolidated revenue or net income of such Party and its subsidiaries taken as a whole;

(b) any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction for any class of equity securities of such Party and/or one or more of its subsidiaries that, if consummated, would result in any such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of such Party or any of its subsidiaries (and including securities convertible into or exercisable or exchangeable for voting or equity securities);

(c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such Party and/or any one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries taken as a whole or contribute 20% or more of the consolidated revenue or net income of such Party and its subsidiaries taken as a whole; or

(d) any other similar transaction or series of transactions involving such Party or any of its subsidiaries;

"**Aeterna Zentaris Adjusted Warrants**" means the outstanding warrants to purchase Common Shares, as set forth in the Aeterna Zentaris Disclosure Letter, to whom the holders of which will be issued Aeterna Zentaris New Warrants pursuant to the terms and conditions of the Aeterna Zentaris New Warrant Agreement, as reflected in the Plan of Arrangement;

"**Aeterna Zentaris Board**" means the board of directors of Aeterna Zentaris as the same is constituted from time to time;

"**Aeterna Zentaris Board Recommendation**" means the unanimous recommendation of the Aeterna Zentaris Board (other than the Aeterna Zentaris Non-Participating Director) that Shareholders vote in favour of the Arrangement Resolution;

"**Aeterna Zentaris Change in Recommendation**" has the meaning ascribed thereto in Section 6.5 – *Termination of the Arrangement Agreement*;

"**Aeterna Zentaris Disclosure Letter**" means the disclosure letter executed by Aeterna Zentaris and delivered to Ceapro on the date of the Arrangement Agreement in connection with the execution of the Arrangement Agreement;

"**Aeterna Zentaris DSUs**" means deferred share units of Aeterna Zentaris;

"**Aeterna Zentaris IP**" means: (a) all Intellectual Property relating to the Aeterna Zentaris Products in which Aeterna Zentaris or any of its subsidiaries have or purport to have an ownership interest; and (b) all other Intellectual Property which Aeterna Zentaris or any of its subsidiaries use and exploit in connection with the manufacture, use, testing, sale, licence or other commercialization of the Aeterna Zentaris Products;

"**Aeterna Zentaris Lock-Up Agreements**" means the lock-up agreements between Aeterna Zentaris and each of the directors and officers of Ceapro, substantially in the form attached to the Arrangement Agreement as Schedule H;

"**Aeterna Zentaris Material Adverse Effect**" means, in respect of Aeterna Zentaris, any change, event, effect, state of facts, condition, circumstance, development or occurrence that is, or could reasonably be expected to be, either individually or in the aggregate with other such changes, events, developments or occurrences, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of Aeterna Zentaris and its subsidiaries, taken as a whole, other than any change, event, development or occurrence resulting from or relating to:

(a) the announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby;

(b) any actions taken (or omitted to be taken) by a Party that are required by the Arrangement Agreement or upon the written request or with the written consent of any other Party;

(c) the failure in and of itself of Aeterna Zentaris to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of Aeterna Zentaris or of any securities analysts, it being understood that the causes underlying such failure may be taken into account in determining whether an Aeterna Zentaris Material Adverse Effect has occurred to the extent not otherwise excepted by another clause of this definition;

(d) any change in global, national or regional political conditions (including strikes, lockouts or riots), economic, business, banking, currency exchange, interest rate or inflationary conditions or financial or, capital market conditions, in each case whether national or global;

(e) any natural or man-made disaster or act of God (including the commencement, continuation or worsening of any state of emergency, pandemic (including any worsening of the COVID-19 pandemic), epidemic, disease outbreak or other health crisis or public health event), war, armed hostilities or acts of terrorism;

(f) any adoption, proposal, implementation or other changes in applicable Laws, or interpretation of Laws by Governmental Entities, including any Laws with respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(g) any regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing change, occurrence, or effect relating to or affecting any product or product candidate competitive with any Aeterna Zentaris Product;

(h) any changes, developments or conditions affecting the global pharmaceutical industry generally; and

(i) any decrease in the market price or any decline in the trading volume of the equity securities of Aeterna Zentaris (it being understood that the causes or facts underlying such change in trading price or trading volume may be taken into account in determining whether an Aeterna Zentaris Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

provided, however, that in the case of clauses (d), (e), (f), (g) and (h) such event, change, development or occurrence does not have a disproportionate adverse effect on the business of Aeterna Zentaris and its subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industry in which it operates;

"**Aeterna Zentaris New Warrant Agreement**" means the agreement to be entered into between Aeterna Zentaris and the Aeterna Zentaris Warrant Agent with respect to the issuance of the Aeterna Zentaris New Warrants;

"**Aeterna Zentaris New Warrants**" means the warrants to purchase Common Shares at an Exercise Price of US$0.01 per Common Share at any time on or before the third anniversary of the Effective Date to be issued to the Shareholders and the holders of Aeterna Zentaris Adjusted Warrants immediately prior to the Effective Time pursuant to the terms and conditions of the Aeterna Zentaris New Warrant Agreement, as reflected in the Plan of Arrangement;

"**Aeterna Zentaris Non-Participating Director**" means Gilles Gagnon, who was not present during the deliberations concerning the approval of the Aeterna Zentaris Board Recommendation as required by, and in accordance with, the CBCA, due to his interests in the transaction contemplated herein;

"**Aeterna Zentaris Options**" means the outstanding options to purchase Common Shares granted under or otherwise subject to the Aeterna Zentaris Stock Option Plans, as set forth in the Aeterna Zentaris Disclosure Letter;

"**Aeterna Zentaris Products**" means any products or services that are currently (a) designed, developed, manufactured, marketed, licensed, leased, sold, packaged, labelled, tested, advertised, performed, made available or otherwise distributed of by Aeterna Zentaris or any of its subsidiaries or in connection with their respective business, or (b) the subject of service or maintenance obligations provided by Aeterna Zentaris or any of its subsidiaries, which represent all products, and components thereof, that have been commercialized, or under pre-clinical or clinical development, or otherwise administered to humans, including through clinical trials, compassionate use programs or commercial sale by Aeterna Zentaris or any of its subsidiaries, since January 1, 2021;

"**Aeterna Zentaris Projections**" has the meaning given to it in Section 10.1 – *Risk Factors Relating to the Arrangement*;

"**Aeterna Zentaris Resolutions**" means, collectively, the Issuance Resolution, the Conditional Nominee Resolution and the Consolidation Resolution;

"**Aeterna Zentaris Annual Financial Statements**" has the meaning ascribed thereto in Schedule G – *Information Concerning Aeterna Zentaris*;

"**Aeterna Zentaris Stock Option Plans**" means the 2018 Long-Term Incentive Plan and the 2016 Second Amended and Restated Stock Option Plan of Aeterna Zentaris, as amended from time to time;

"**Aeterna Zentaris Strategic Committee**" means the strategic committee of the Aeterna Zentaris Board comprised of independent directors;

"**Aeterna Zentaris Termination Fee**" has the meaning ascribed thereto in Section 6.5 – *Termination of the Arrangement Agreement*;

"**Aeterna Zentaris Termination Fee Event**" has the meaning ascribed thereto in Section 6.5 – *Termination of the Arrangement Agreement*;

"**Aeterna Zentaris Warrant Agent**" means Computershare Trust Company of Canada, appointed as warrant agent for the Aeterna Zentaris New Warrants pursuant to the terms of the Aeterna Zentaris New Warrant Agreement;

"**Aeterna Zentaris Warrants**" means the outstanding warrants to purchase Common Shares;

"**affiliate**" has the meaning ascribed thereto in National Instrument 45-106 – *Prospectus Exemptions*;

"**Arm's Length**" has the meaning ascribed thereto in the Tax Act;

"**Arrangement**" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or modifications thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or at the direction of the Court in the Interim Order, Final Order or otherwise provided that any such amendments, variations or modifications are consented to by Ceapro and Aeterna Zentaris, each acting reasonably;

"**Arrangement Agreement**" means the arrangement agreement dated December 14, 2023 between Aeterna Zentaris and Ceapro, as amended by the amendment agreement between Aeterna Zentaris and Ceapro dated January 16, 2024, as same may be further amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

"**Arrangement Resolution**" means the special resolution of the Ceapro Securityholders approving the Arrangement to be considered at the Ceapro Meeting in accordance with the provisions of the Arrangement Agreement or made at the direction of the Court in the Interim Order with the prior written consent of the Parties, each acting reasonably;

"**Articles of Arrangement**" means the articles of arrangement of Ceapro in connection with the Arrangement and required under subsection 192(6) of the CBCA, such articles to be filed with the Director after the Final Order has been granted, which shall include the Plan of Arrangement, with any modifications as may be acceptable to Ceapro and Aeterna Zentaris, each acting reasonably, and to be in form and content satisfactory to Ceapro and Aeterna Zentaris, each acting reasonably;

"**Avenanthramides Agreement**" has the meaning ascribed thereto in Schedule H – *Information Concerning Ceapro*;

"**Blakes**" means Blake, Cassels & Graydon LLP;

"**Bloom Burton**" means Bloom Burton Securities Inc.;

"**Business Day**" means any day, other than a Saturday, a Sunday or any day that is a civic holiday in or on which major banking institutions in (i) Montreal, Québec, (ii) Toronto, Ontario, (iii) Edmonton, Alberta, or (iv) New York, New York are required by Law to be closed for business;

"**By-Laws**" the amended and restated by-law one of Aeterna Zentaris enacted on March 21, 2013;

"**CBCA**" means the *Canada Business Corporations Act* and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto;

"**Ceapro Board**" means the board of directors of Ceapro as the same is constituted from time to time;

"**Ceapro Board Recommendation**" means the recommendation of the Ceapro Board (other than the Ceapro Non-Participating Director) upon the unanimous recommendation of the Ceapro Special Committee, that Ceapro Securityholders vote in favour of the Arrangement Resolution;

"**Ceapro Change in Recommendation**" has the meaning ascribed thereto in Section 6.5 –*Termination of the Arrangement Agreement*;

"**Ceapro Circular**" means the notice of the Ceapro Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to the Ceapro Securityholders in connection with the Ceapro Meeting, as amended, supplemented or otherwise modified from time to time;

"**Ceapro Disclosure Letter**" means the disclosure letter executed by Ceapro and delivered to Aeterna Zentaris on the date hereof in connection with the execution of the Arrangement Agreement;

"**Ceapro Financial Statements**" means Ceapro's audited consolidated financial statements as at December 31, 2022 and December 31, 2021 and for the fiscal years ended December 2021 and 2022 (including the notes thereto) and the auditor's report thereon, and Ceapro's unaudited condensed interim financial statements for the three and nine months ended September 30, 2023 and 2022 (including the notes thereto);

"**Ceapro IP**" means: (a) all Intellectual Property relating to the Ceapro Products in which Ceapro or any of its subsidiaries have or purport to have an ownership interest; and (b) all other Intellectual Property which Ceapro or any of its subsidiaries use and exploit in connection with the manufacture, use, testing, sale, licence or other commercialization of the Ceapro Products;

"**Ceapro Lock-Up Agreements**" means the lock-up agreements between Ceapro and each of the directors and officers of Aeterna Zentaris;

"**Ceapro Material Adverse Effect**" means, in respect of Ceapro, any change, event, effect, state of facts, condition, circumstance, development or occurrence that is, or could reasonably be expected to be, either individually or in the aggregate with other such changes, events, developments or occurrences, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of Ceapro and its subsidiaries, taken as a whole, other than any change, event, development or occurrence resulting from or relating to:

(a) the announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby;

(b) any actions taken (or omitted to be taken) by a Party that are required by the Arrangement Agreement or upon the written request or with the written consent of any other Party;

(c) the failure in and of itself of Ceapro to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of Ceapro or of any securities analysts, it being understood that the causes underlying such failure may be taken into account in determining whether a Ceapro Material Adverse Effect has occurred to the extent not otherwise excepted by another clause of this definition;

(d) any change in global, national or regional political conditions (including strikes, lockouts or riots), economic, business, banking, currency exchange, interest rate or inflationary conditions or financial or, capital market conditions, in each case whether national or global;

(e) any natural or man-made disaster or act of God (including the commencement, continuation or worsening of any state of emergency, pandemic (including any worsening of the COVID-19 pandemic), epidemic, disease outbreak or other health crisis or public health event), war, armed hostilities or acts of terrorism;

(f) any adoption, proposal, implementation or other changes in applicable Laws, or interpretation of Laws by Governmental Entities, including any Laws with respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(g) any regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing change, occurrence, or effect relating to or affecting any product or product candidate competitive with any Ceapro Product;

(h) any changes, developments or conditions affecting the global pharmaceutical industry generally; and

(i) any decrease in the market price or any decline in the trading volume of the equity securities of Ceapro (it being understood that the causes or facts underlying such change in trading price or

trading volume may be taken into account in determining whether a Ceapro Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

provided, however, that in the case of clauses (d), (e), (f), (g) and (h) such event, change, development or occurrence does not have a disproportionate adverse effect on the business of Ceapro and its subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industry in which it operates;

"**Ceapro MD&As**" means Ceapro's management's discussion and analysis for the years ended December 31, 2022 and 2021 and Ceapro's management's discussion and analysis for the three- and nine-month period ended September 30, 2023;

"**Ceapro Meeting**" means the special meeting of Ceapro Securityholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement and the Interim Order, to be called and held to consider and, if thought advisable, approving the Arrangement Resolution, and for any other purpose as may be set out in the Ceapro Circular;

"**Ceapro Non-Participating Director**" means Gilles Gagnon, who was not present during the deliberations concerning the approval of the Ceapro Board Recommendation as required by, and in accordance with, the CBCA, due to his interests in the transaction contemplated herein;

"**Ceapro Option In-The-Money Amount**" in respect of a Ceapro Option, means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the aggregate Ceapro Shares that a holder is entitled to acquire on exercise of such Ceapro Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Ceapro Shares;

"**Ceapro Optionholders**" means the holders of Ceapro Options;

"**Ceapro Options**" means the outstanding options to purchase Ceapro Shares granted under or otherwise subject to the Ceapro Stock Option Plan, as set forth in the Ceapro Disclosure Letter;

"**Ceapro Products**" means the products listed in Section CC of Schedule E to the Arrangement Agreement and any other products or services that since January 1, 2021 have been manufactured or commercialized or otherwise distributed by, or have been the subject of human clinical trials sponsored by, Ceapro or any of its subsidiaries or, under the authority of a license granted by Ceapro or its subsidiaries, their respective licensees;

"**Ceapro Projections**" has the meaning given to it in Section 11.1 – *Risk Factors Relating to the Arrangement*;

"**Ceapro Securities**" means, collectively, the Ceapro Shares and the Ceapro Options;

"**Ceapro Securityholder Approval**" has the meaning given to it in Section 5.9 – *Ceapro Securityholder Approval of the Arrangement*;

"**Ceapro Securityholders**" means the holders of Ceapro Securities;

"**Ceapro Shareholders**" means the holders of Ceapro Shares;

"**Ceapro Shares**" means the common shares in the authorized capital of Ceapro, as currently constituted;

"**Ceapro Special Committee**" means the special committee of the Ceapro Board comprised of independent directors;

"**Ceapro Stock Option Plan**" means the 2023 amended and restated stock option plan of Ceapro approved by the Ceapro Shareholders on June 6, 2023, as amended from time to time;

"**Ceapro Termination Fee**" has the meaning ascribed thereto in Section 6.5 – *Termination of the Arrangement Agreement*;

"**Ceapro Termination Fee Event**" has the meaning ascribed thereto in Section 6.5 – *Termination of the Arrangement Agreement*;

"**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA giving effect to the Articles of Arrangement and the Plan of Arrangement in accordance with Section 262 of the CBCA;

"**Change in Recommendation**" means, in respect of Aeterna Zentaris, an Aeterna Zentaris Change in Recommendation and in respect of Ceapro, a Ceapro Change in Recommendation;

"**Code**" means the U.S. Internal Revenue Code of 1986, as amended;

"**Combined Company**" means Aeterna Zentaris after the completion of the Arrangement;

"**Combined Company Board**" has the meaning ascribed thereto in Section 4.2 – *Conditional Nominee Resolution*;

"**Common Shares**" means the common shares in the authorized share structure of Aeterna Zentaris, as currently constituted;

"**Conditional Nominee Resolution**" has the meaning ascribed thereto in Section 4.2 – *Conditional Nominee Resolution*;

"**Conditional Nominees**" has the meaning ascribed thereto in Section 4.2 – *Conditional Nominee Resolution*;

"**Confidentiality Agreement**" means the confidentiality agreement between Ceapro and Aeterna Zentaris dated December 15, 2022, as it may be amended from time to time in accordance with its terms;

"**Consideration Shares**" means the Common Shares to be issued to the Ceapro Shareholders pursuant to the Plan of Arrangement;

"**Consolidation**" means has the meaning ascribed thereto in Section 2.1 – *Purpose of the Meeting*;

"**Consolidation Ratio**" means the ratio within the range of one (1) post-consolidation Common Share for every three to four pre-consolidation Common Shares with respect to the Consolidation;

"**Consolidation Resolution**" means the special resolution of Aeterna Zentaris approving the Consolidation, to be considered and, if thought advisable, passed by the Shareholders at the Meeting, substantially in the form attached to this Circular as Schedule B;

"**Contract**" means any contract, agreement, license, franchise, lease, arrangement or other contractual right or obligation, whether verbal or written, to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is legally bound or affected or to which any of their respective properties or assets is subject;

"**Court**" means the Court of King's Bench of Alberta;

"**CRA**" means Canada Revenue Agency;

"**Depositary**" means Computershare Investor Services Inc. or such other depositary as may be agreed upon by the Parties, acting reasonably;

"**Director**" means the Director appointed pursuant to Section 260 of the CBCA;

"**Dissent Rights**" means the rights of Ceapro Shareholders to dissent in respect of the Arrangement described in the Plan of Arrangement;

"Dissenting Shareholder" means a registered holder of Ceapro Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"Effective Date" means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Effective Time" means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"EMA" means the European Medicines Agency;

"Environmental Laws" means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

"Environmental Permits" means all Permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs, orders or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"Exchange Ratio" means 0.09439 Common Shares for each Ceapro Share;

"Exercise Price" has the meaning ascribed thereto in Section 5.7 – *Aeterna Zentaris New Warrants and Aeterna Zentaris New Warrant Agreement*;

"Existing Directors" has the meaning ascribed thereto in Section 4.2 – *Conditional Nominee Resolution*;

"Expiry Date" has the meaning ascribed thereto in Section 5.7 – *Aeterna Zentaris New Warrants and Aeterna Zentaris New Warrant Agreement*;

"FDA" means the US Food and Drug Administration;

"Final Order" means the final order of the Court approving the Plan of Arrangement pursuant to Section 192 of the CBCA after a hearing upon the fairness of the terms and conditions of the Arrangement, which shall include such terms as may be necessary or appropriate to give effect to the Plan of Arrangement, as such order may be amended by the Court at any time prior to the Effective Date (or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal), in a form acceptable to Ceapro and Aeterna Zentaris, each acting reasonably;

"Governmental Entity" means any applicable: (a) international, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public body, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock or securities exchange or quotation system;

"Health Product Laws" means all applicable Laws related to the import, export, manufacturing, clinical trials, testing, packaging, labelling, marketing, distribution, possession, use, sale, advertising, storage, transportation, safety and efficacy of the Aeterna Zentaris Products or Ceapro Products, including without limitation requirements related to (a) current good manufacturing practices, (b) labeling and promotion, (c) pricing, and (d) record keeping and reporting requirements;

"Holder Securities" has the meaning given to it in Section 6.4 – *Additional Covenants;*

"**IFRS**" means International Financial Reporting Standards as issued by the International Accounting Standards Board from time to time;

"**including**" means including without limitation, and "**include**" and "**includes**" each have a corresponding meaning;

"**Intellectual Property**" means all intellectual property rights in any jurisdiction, whether registered or unregistered, in and to all: (a) issued patents (including design patents and utility patents), applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) designs, design registrations, design registration applications; (e) trade names, business names, corporate names, trademarks, service names, service marks, logos, emblems, signs, brand names, brand marks, insignia, certification marks, trade dress, trade names, industrial designs, and the goodwill associated with any of the foregoing; (f) websites, including all content, data and information contained thereon or supporting the functionality thereof, domain name registrations, website names and world wide web addresses; (g) software, technology, code, data, programs and technical information; and (h) all moral rights, rights of publicity and other intellectual property and proprietary rights of a similar nature;

"**Interim Order**" means the interim order of the Court pursuant to Section 192(4) of the CBCA made in connection with the Arrangement in a form acceptable to Ceapro and Aeterna Zentaris, each acting reasonably, providing for, among other things, the calling and holding of the Ceapro Meeting, as the same may be amended, supplemented or varied by further order of the Court, with the consent of Ceapro and Aeterna Zentaris, each acting reasonably;

"**Interim Period**" means the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms;

"**Intermediaries**" means a non-registered Shareholder's broker, custodian, nominee or other intermediary under which the Common Shares are registered;

"**IRS**" means the Internal Revenue Service;

"**Issuance Resolution**" means the ordinary resolutions approving the issuance of the Consideration Shares, the Aeterna Zentaris New Warrants and the Common Shares issuable upon the exercise of the Aeterna Zentaris New Warrants and the Replacement Options, to be considered and, if thought advisable, passed by the Shareholders at the Meeting, substantially in the form attached to this Circular as Schedule A;

"**Law**" or "**Laws**" means all laws (including common law), by-laws, statutes, rules (including the rules and regulations of any stock or securities exchange or quotation system), regulations, principles of common law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, including any Permit, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Entity and the term "**applicable**" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities, including Environmental Laws;

"**Legal Proceeding**" means any action, suit, litigation, arbitration, claim, complaint, proceeding, (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel;

"**Letter of Intent**" means the non-binding term sheet between Aeterna Zentaris and Ceapro with respect to the Transaction;

"**Liens**" means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance, adverse right or claim, pre-emptive right or right of first refusal or other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"**material change**" has the meaning ascribed thereto in the Securities Act;

"**Material Contracts**" means, in respect of either Party, any Contract: (a) which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have an Aeterna Zentaris Material Adverse Effect or Ceapro Material Adverse Effect, as applicable; (b) under which such Party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of US$70,000; (c) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of US$70,000; (d) providing for the establishment, organization or formation of any partnership or joint venture, including any joint development agreement or program agreement, or any similar Contract; (e) under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of US$70,000; (f) that limits or restricts such Party or any of its subsidiaries from engaging in any line of business or any geographic area, or from making, selling or distributing any products or services, in any material respect; (g) that is a capital lease or other lease or other Contract relating to tangible personal property providing for annual rental payments in excess of US$70,000; (h) that is a lease or other Contract in respect of real property; (i) under which such Party is, or may become, obligated to pay any amount in respect of indemnification obligations, purchase price adjustment or otherwise in connection with any (i) acquisition or disposition of assets or securities (other than the sale of inventory in the ordinary course of business), (ii) merger, consolidation or other business combination or (iii) series or group of related transactions or events of the type specified in the immediately preceding clauses (i) and (ii); (j) under which any other Person has guaranteed any debt of such Party; (k) under which such Party is, or may become, obligated to incur or pay any change of control, termination, severance or any other similar payments or special compensation obligations which would become payable by reason of the Arrangement Agreement or the transactions contemplated hereby; (l) that is a profit sharing, equity option, equity purchase, equity appreciation, deferred compensation, change of control, termination, severance or other plan or arrangement for the benefit of such Party's current or former directors, shareholders, officers or employees, consultants or independent contractors; (m) in respect of any settlement, conciliation or similar arrangement or obligation imposing an obligation on such Party after the Effective Date; (n) relating to any Aeterna Zentaris IP or Ceapro IP; (o) providing for any exclusivity, "most favoured nation" or most favoured customer provision, call or put option, preferential right or rights of first or last offer; or (p) that is otherwise material to such Party and its subsidiaries, considered as a whole; and, for greater certainty, in respect of Aeterna Zentaris includes the Material Contracts listed in Schedule D to the Arrangement Agreement, paragraph(s) of the Aeterna Zentaris Disclosure Letter, and in respect of Ceapro, includes the Material Contracts listed in Schedule D to the Arrangement Agreement, paragraph(s) of the Ceapro Disclosure Letter;

"**material fact**" has the meaning ascribed thereto in the Securities Act;

"**Meeting**" has the meaning ascribed thereto in Section 1.1 – *Information Contained in this Circular*;

"**Misrepresentation**" has the meaning ascribed thereto in the Securities Act;

"**Name Change**" means the proposed name change of Aeterna Zentaris;

"**Nasdaq**" means The Nasdaq Capital Market;

"**NI 52-110**" means National Instrument 52-110 – *Audit Committees*;

"**Non-U.S. Holder**" has the meaning ascribed thereto in Section 5.12 – *The Consolidation*;

"**Norton Rose**" means Norton Rose Fulbright Canada LLP;

"**Outside Date**" means June 14, 2024, or such later date as may be agreed to in writing by the Parties;

"**Parties**" means Ceapro and Aeterna Zentaris, and "**Party**" means any one of them;

"**PCAOB**" means the Public Company Accounting Oversight Board (United States);

"**Permit**" means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity, including Environmental Permits;

"**PFIC**" has the meaning ascribed thereto in Section 5.14 – *Certain Marial U.S. Federal Income Tax Consequences*;

"**PGX Agreement**" has the meaning ascribed thereto in Schedule H – *Information Concerning Ceapro*;

"**Person**" means any person and includes an individual, corporation, limited liability company, partnership, syndicate, sole proprietorship, association, body corporate, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement, substantially in the form and on the terms set out in Schedule A of the Arrangement Agreement, and any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement or made at the direction of the Court with the consent of Ceapro and Aeterna Zentaris, each acting reasonably and attached to the Circular as Schedule D – *Plan of Arrangement*;

"**Pro Forma Financial Statements**" has the meaning ascribed thereto in Schedule I – *Information Concerning the Combined Company*;

"**Projections**" has the meaning given to it in Section 11.1 – *Risk Factors Relating to the Arrangement*;

"**Proposed Agreement**" has the meaning ascribed thereto in Section 6.4 – *Additional Covenants*;

"**Raymond James**" means Raymond James & Associates, Inc.;

"**Raymond James Fairness Opinion**" has the meaning ascribed thereto in Section 5.5 – *Raymond James Fairness Opinion*;

"**Record Date**" has the meaning ascribed thereto in Section 3.1 – *Record Date*;

"**Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), waivers, early terminations, authorizations, clearances, or written confirmations of no intention to initiate legal proceedings from Governmental Entities, in each case required to consummate the transactions contemplated by the Arrangement Agreement, but excluding the approval of the Arrangement by the Court;

"**Regulatory Authority**" means the FDA, EMA, Health Canada, and any other applicable Governmental Entity responsible for the oversight and/or approval of the research, development, clinical trials and/or commercialization of pharmaceutical or medicinal products of Aeterna Zentaris, Ceapro or any of their subsidiaries, as applicable;

"**Replacement Option**" means an option to purchase Common Shares granted by Aeterna Zentaris in exchange for Ceapro Options at the Effective Time pursuant to the Plan of Arrangement;

"**Replacement Option In-The-Money Amount**" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the aggregate Common Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the Effective Time exceeds the aggregate exercise price to acquire such Common Shares;

"**Representatives**" means, collectively, in respect of a Person (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the

Person in connection with the transactions contemplated in the Arrangement Agreement, and (b) its affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

"**Response Period**" has the meaning ascribed to such term in Section 6.4 – *Additional Covenants*;

"**Rights Plan**" means the amended and restated shareholder rights plan of the Corporation dated March 29, 2019, which was approved, ratified and confirmed by the Shareholders at the annual and special meeting of shareholders of the Corporation on May 8, 2019;

"**Rule 144**" means Rule 144 under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Section 3(a)(10) Exemption**" means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"**Securities Authorities**" means the securities commissions in each of the provinces of Canada, the SEC and any other applicable securities commission or securities regulatory authority of a province, state or territory of Canada, the United States or any other jurisdiction with authority in respect of the Parties or any of their subsidiaries;

"**Securities Laws**" means the Securities Act, U.S. Securities Laws and any other applicable Canadian provincial and territorial or United States securities laws, rules, orders, notices, promulgations and regulations and published policies thereunder;

"**Shareholder Approval**" means the approval of each of the Issuance Resolution and the Conditional Nominee Resolution by a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and the approval of the Consolidation Resolution by at least $66^{2/3}$% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting;

"**Shareholders**" means the holders of Common Shares;

"**Solicited Party**" has the meaning ascribed to such term in Section 6.4 – *Additional Covenants*;

"**Stock Exchange Approvals**" means (a) the conditional approval of the TSXV of the Arrangement; and (b) the conditional approval of the TSX and the approval of the Nasdaq of the listing of the Common Shares on the TSX and the Nasdaq, respectively, including all the outstanding Common Shares, the Consideration Shares and the Common Shares underlying the Aeterna Zentaris Options, the Replacement Options, the Aeterna Zentaris Warrants, and the Aeterna Zentaris New Warrants, including approval by the Nasdaq of the initial listing of Aeterna Zentaris following consummation of the Arrangement;

"**subsidiary**" means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more subsidiaries, (a) own at least 50% of the outstanding shares, (b) hold at least 50% of the partnership, limited liability company, joint venture or similar interests or (c) be a general partner, managing member or joint venturer;

"**Superior Proposal**" means any unsolicited bona fide Acquisition Proposal made after the date of the Arrangement Agreement to acquire, directly or indirectly, by any means of an acquisition, take-over bid, amalgamation, plan or arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, not less than all of the outstanding Ceapro Shares or the Common Shares, as applicable (other than the Ceapro Shares or the Common Shares, as applicable, beneficially owned by the Person or group of Persons making such Acquisition Proposal), or all or substantially all of the assets of Ceapro and its subsidiaries or Aeterna Zentaris and its subsidiaries, as applicable, on a consolidated basis, made in writing by a Person or group of Persons acting jointly or in concert

with one another, who deals at Arm's Length to Ceapro or Aeterna Zentaris, as applicable, that in the good faith determination of the Ceapro Board (other than the Ceapro Non-Participating Director) or the Aeterna Zentaris Board (other than the Aeterna Zentaris Non-Participating Director), as applicable, after receiving advice from its outside financial advisor and legal counsel: (a) is reasonably capable of being completed in accordance with its terms without undue delay relative to the Arrangement, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal and their respective affiliates; (b) is not subject to a due diligence or access condition or any financing contingency and in respect of which adequate arrangements have been made to ensure that the required consideration will be available; (c) did not result from a breach of Section 7.1 of the Arrangement Agreement, by the Solicited Party or its Representatives; (d) in the case of a transaction that involves the acquisition of Ceapro Shares or Common Shares, is made available to all Ceapro Shareholders or Shareholders, as applicable, on the same terms and conditions; (e) the failure to recommend such Acquisition Proposal to the Ceapro Shareholders or the Shareholders, as applicable, would be inconsistent with the Ceapro Board's or Aeterna Zentaris Board's fiduciary duties, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal and their respective affiliates; (f) complies with Securities Laws in all material respects; (g) was not made in breach of any confidentiality, standstill, use, business purpose or similar restriction applicable to the Solicited Party and the party making the Acquisition Proposal, provided such requirement shall not apply to a person whose standstill obligations terminated automatically upon the entering into and announcement of the Arrangement Agreement or, in the case of an Acceptable Confidentiality Agreement, where the Acquisition Proposal did not result from a material breach of such restriction contained in the Acceptable Confidentiality Agreement or the board of directors has consented to the release of such restrictions in a manner that does not violate the Arrangement Agreement; (h) the terms of such Acquisition Proposal provide that the Person making such Acquisition Proposal shall guarantee or otherwise provide Ceapro or Aeterna Zentaris, as applicable, the cash required to pay the Termination Fee on or before the date such Termination Fee becomes payable; and (i) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Ceapro Shareholders or Shareholders, as applicable, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party in accordance with the Arrangement Agreement) and is in the best interests of Ceapro or Aeterna Zentaris, as applicable;

"**Superior Proposal Notice**" has the meaning ascribed to such term in Section 6.4 – *Additional Covenants*;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

"**Taxes**" in respect of a Party means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, *ad valorem* taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (*escheat*) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation, Canada and other government pension plan premiums or contributions and other governmental charges and other obligations of the same or of a similar nature to any of the foregoing, which such Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person's Taxes as a transferee or successor, by contract or otherwise;

"**Terminating Party**" has the meaning ascribed thereto in Section 6.4 – *Additional Covenants*;

"**TSX**" means the Toronto Stock Exchange;

"**TSXV**" means the TSX Venture Exchange;

"**UK**" means the United Kingdom;

"**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**U.S. Holder**" has the meaning ascribed thereto in Section 5.12 – *The Consolidation*;

"**U.S. Securities Act**" means the *United States Securities Act* of 1933, as amended;

"**U.S. Securities Laws**" means the U.S. Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder, and all other state securities Laws; and

"**Warrant Issuance Record Date**" means the record date determined by the Aeterna Zentaris Board, following the approval of the Issuance Resolution, to be used to identify the Shareholders who will receive approximately 0.47698 of an Aeterna Zentaris New Warrant for each Common Share held prior to the closing of the Arrangement.

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